origin

[redacted]

08002917

20 May 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 18 February 2008 to 20 May 2008. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

Going forward Origin Energy will publish home country materials electronically in compliance with the revised requirements of Rule 12g3-2(b) and hereby notify the SEC that these materials are available on the ASX website www.asx.com.au and Origin Energy's website www.originenergy.com.au.

If you require any further information please do not hesitate to contact me.

Yours faithfully

Henry

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

dlw 5/30

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 May 2008
From	Bill Hundy	Pages	25
Subject	**PRESENTATION**		

Attached for your information is a presentation being made by Ms Karen Moses, Chief Operating Officer, Australia to the Citi Sustainability & Environmental Opportunities Conference in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Origin Energy

Sustainability - a whole of business approach

May 2008

Important Notice

- This presentation should not be interpreted as a response by Origin to the proposal by BG Group to acquire all of the shares in Origin. Any recommendation to acquire or dispose of any securities in Origin and any response by Origin will be required to be made in appropriate formal documentation and any decision to buy, keep or sell securities in Origin should be made solely on information contained in such documents.
- The Board of Origin has recommended that Origin shareholders should take no action with respect to their Origin shares, pending further announcement.
- This presentation does not constitute an offer, invitation, inducement or recommendation to acquire or dispose of any securities in Origin or investment advice in any jurisdiction, including the USA. This presentation is for information purposes only, is in a summary form, and does not purport to be complete. Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and is subject to uncertainties, risks and other factors that could cause such information to be materially different from any future results, performance or achievements expressed or implied by such information. Any forward looking information in this presentation reflects views held only as of the date of this presentation.
- This presentation does not take into account the investment objectives, financial situation or particular needs of any investor, potential investor or any other person. Such persons should consider seeking independent professional advice depending on their specific investment objectives, financial situation or particular needs.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in the financial year ended 30 June 2005 and 12 month contribution in the financial year ended 30 June 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.

origin energy

Since listing in 2000, Origin has steadily increased its resource, generation and retail positions by consistently implementing a fuel-integrated generator/ retailer strategy


Generation
Retail


2P Reserves
(PJe)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07


Generation Capacity
(MW)
Contact
Committed
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07


Customers
(millions)
Contact
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

origin energy

082-34934

A sustainable approach to the development of our businesses has been a key part of our growth strategy…


ECONOMIC
OBJECTIVE
To provide sustainable returns to Origin's key economic stakeholders.
ENVIRONMENT
OBJECTIVE
To reduce the greenhouse gas intensity of our customers' energy consumption.
OBJECTIVE
To provide and maintain a satisfying and rewarding work environment for all employees.
INVESTORS
OBJECTIVE
To eliminate or manage hazards and practices in our business that could cause accident, injury or illness to people, damage to property or unacceptable impacts on the environment.
EMPLOYEES
origin energy
OBJECTIVE
To maintain community support and goodwill for the company's activities.
COMMUNITIES
OBJECTIVE
To reduce the greenhouse gas intensity of our energy production and distribution and non-producing assets.
ENVIRONMENT
OBJECTIVE
To take all feasible steps to eliminate or minimise any adverse impact that our activities have on the environment.
ENVIRONMENT

origin energy

A sustainable approach to the development of our businesses has been a key part of our growth strategy...


ECONOMIC
OBJECTIVE
To provide sustainable returns to Origin's key economic stakeholders.
OBJECTIVE
To reduce the greenhouse gas intensity of our customers' energy consumption.
OBJECTIVE
To provide and maintain a satisfying and rewarding work environment for all employees.
INVESTORS
OBJECTIVE
To eliminate or manage hazards and practices in our business that could cause accident, injury or illness to people, damage to property or unacceptable impacts on the environment.
EMPLOYEES
origin energy
OBJECTIVE
To maintain community support and goodwill for the company's activities.
COMMUNITIES
OBJECTIVE
To reduce the greenhouse gas intensity of our energy production and distribution and non-producing assets.
OBJECTIVE
To take all feasible steps to eliminate or minimise any adverse impact that our activities have on the environment.
ENVIRONMENT

... with transparent measures established which reflect the current challenges in the energy industry...

... including climate change responses...

LNG will tie gas prices more tightly to oil

Oil prices set to go higher even with carbon constraints

HIGH OIL PRICE BITING ACROSS THE WORLD

Australia sets targets by 2020

Coal prices surge more than 200pc

FAMILIES WORSE OFF AS COST OF LIVING GOES UP

Power price soars

International LNG demand may treble

Factors combine for a volatile gas market

Hike for power prices under Australia's emissions trading scheme

Emissions trading scheme essential to renewable energy sector


Rudd Ratifies Kyoto
RUDD RATIFIES KYOTO
CLIMATE OF CHANGE

... and rising demand for all fuels

origin energy

The total scale of Australia's emissions abatement target is large and yet to be set...



850
750
650
550
450
350
250
Emissions Mt CO_2-e
1990
1995
2000
2005
2010
2015
2020
Year
Kyoto Period 2008-2012
2006 forecast
Business as Usual
108 per cent of 1990 level
66 MT
150 MT
'With Measures' estimate
Increase of 8 per cent of 1990 level
20% reduction

Sector (2007)	%
Stationary Energy	50%
Transport	15%
Fugitive	6%
Industrial	6%
Agricultural	16%
Waste	3%
Land Use & Forestry	5%

The stationary energy contributes at 50% of Carbon emissions

... with the stationary energy sector expected to make a large contribution

Source: Tracking to the Kyoto Target (DCC, 2007).Current Measures" at this time includes 20% renewables target

origin energy

Mandatory renewables targets will cause new renewable generation to be built...


NEM Demand
2008 vs 2020
300
250
200
150
100
50
-
TWh
2008
2020 indicative
Thermal Generation
20% MRET Target

... with the fuel mix for the balance of conventional plant dependent on government policy and fuel prices

origin energy

The lower emission intensity from combined cycle turbines means that gas should be favoured for any thermal new build



1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Emission Intensity CO2-e/MWh
0.4-
0.45
0.7
1.0-
0.8
1.4-
1.2
CCGT
OCGT
Black Coal
Brown Coal

origin

While coal in eastern Australia has traditionally been cheap and abundant...


Monthly Average Coal Price
AUD/GJ
6
5.5
5
4.5
4
3.5
3
2.5
2
1.5
1
- - NEWC Coal Price
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08

... recent increases in export thermal coal prices are placing upward pressure on domestic coal prices for power generation

Source: Various including Global Coal

origin

At existing coal prices a carbon price around $20-30/t will start to change the merit order of baseload gas and coal...


Short run marginal costs of generation vs carbon price
$/MWh
140
120
100
80
60
40
20
-
0 10 20 30 40 50 60 70 80
$/T
A
B
Brown Coal
Gas - CCGT
Black Coal
Black Coal (High Price Scenario)

... providing the option to increase the demand for gas in power generation; higher carbon prices further advantage gas

LNG is an emerging market for domestic gas and provides a "oil linked" price alternative

LNG Pricing in Asia Pacific



US$/mmBtu
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
0
20
40
60
80
100
US$/bbl
2008
2006
2002*
North West Shelf (2002)
Tangguh (2002)
MLNG (2006)
Qatargas-2 (2008)
Qatargas-4 (2008)

Together LNG and power generation are likely to result in significantly higher demand for gas

Source: Woodmackenzie, Global LNG Online, LNG Insights April 2008

origin energy

Total 2P Reserves and Contingent Resources in eastern Australia are currently estimated at over 31,000 PJ...


Natural Gas Reserves and
Contingent Resources - May 2008
ENERGYQUEST


CSG Reserves in Queensland by Company
2P reserves - PJ
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
2006
2007
March 2008
Other
Sunshine Gas
AGL
BG Group
QGC
Arrow
CH4
Santos
Anglo
Tipperary
BHPB
Origin

... with 2P reserves of CSG having growing rapidly at current market prices...

Source: EnergyQuest March 2008, and company estimates

... with potential for reserves to increase even further in a higher price environment

Schematic illustration of relationship between gas prices and economically viable CSG reserves


Economically viable CSG reserves
(PJ)
Gas price $/GJ

* Because of variances in cost structure between geographies, not all viable reserves will be equally profitable

Source: Origin Energy Estimates

origin energy

Origin has an extensive acreage position across the two prime CSG fairways in Queensland

- Origin's share of 2P reserves is 2,470 PJ (July 2007), while 3P reserves are estimated at 4,578 PJ (this excludes exploration potential)

- In February this year Origin targeted an additional 500 PJ of 2P reserves by 30 June 2008 - now likely to be around 1,000 PJ

- At gas netback prices reflecting current market conditions in Asia, a resource base of around 10,000 PJ may be recoverable from this acreage



Queensland
Coral
Sea
Bowen Basin
Denison Trough
Rockhampton
Gladstone
Bundaberg
Emerald
Rolleston
Yellowbank
Roma
Kincora
Peat
Strathblane
Spring Gully
Surat Basin
Toowoomba
Brisbane
Tweed Heads
NSW
Bowen Basin CSG
Fairview & Spring Gully
Fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons Exploration
No reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle & Kenya
fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline
Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility
Kilometres

Our integrated strategy, together with a potential LNG channel to market, allows all reserves to be monetized

origin

The mix of technologies required to meet the renewables target will be determined by relative cost...



Long run marginal cost of electricity generation
Estimates for mature technologies
$/MWh
250
200
150
100
50
0
70-80
80-120
60-150
85-158
130-200
Geothermal
Wind (onshore)
Hydro
Biomass
Concentrating PV

- The lowest-cost large-scale technology likely to qualify for the new MRET is onshore wind
- Geodynamics estimates that the costs of geothermal as a mature technology will be lower

... with Geothermal providing the lowest overall cost and a baseload renewable option

16 Source: Geodynamics (geothermal). McLennan Magasanik Associates, Report to Renewable Energy Generators of Australia (for wind)- October 2007

origin energy

Origin is also well positioned to capture value from the requirement for additional renewable generation under climate change policy







SolarCity Adelaide

Wind

- Origin acquired an option for access to 590MW of wind farm development sites from Epuron
- Origin has committed to build the first 30MW wind farm at Cullerin Range

Geothermal

- Origin acquired a 30% stake in a JV with Geodynamics Ltd. The JV owns permits in South Australia
- Geodynamics have drilled 3 wells to-date. Habanero 3 was completed in early 2008 and is currently being evaluated

Solar

- $30m investment in a solar photovoltaic SLIVER® project
- Origin is leading a consortium to deliver the **Adelaide Solar City Project** and is also a participant in the recently awarded **Central Victorian Solar Cities Project**
- Origin introduced to the market an innovative solar hot water product, which allows customers to add solar panels to their existing gas or electricity system

origin

Contact has a similar set of opportunities which can be leveraged in the New Zealand environment









Geothermal

- 500 MW of new geothermal generation in various stages of development
  - Stage 1: 225 MW Te Mihi project - construction commencing late 2008
  - Stage 2: 245 MW Tauhara project - first 20 MW in construction 2008, remaining 225 MW in construction late 2009

Wind

- 550 MW located on the Waikato coastline - from 2011

Hydro

- 17 MW Hawea Gates project in construction from 2009
- New large-scale hydro projects in development

Thermal

- Stratford peaking plant - up to 300 MW
- Otahuhu C - base-load CCGT - up to 400 MW

Source: Contact Energy

Reduce the greenhouse gas intensity of our energy production and distribution and non-producing assets



Reduce the greenhouse gas emissions intensity of our gas supply chain to 10% less than the gas industry national average by 2012

- Strong growth in CSG at less than half the intensity of conventional reserves
- Declining output from relatively high intensity Cooper
- Carbon Efficiency Program

Reduce greenhouse gas emissions intensity of our electricity supply chain to 10% less than the National Electricity Market by 2020

- Current NEM average is around 1t CO_2-e/MWh
- Origin's existing generation fleet averages around 0.75 t CO_2-e/MWh
- The full chain Darling Downs CCGT is 0.45 t CO_2-e/MWh

origin

Reduce the greenhouse gas intensity of our energy production and distribution and non-producing assets



Offset all greenhouse gas emissions from non-energy producing site. mix of carbon offsets and GreenPower

IAG to be carbon neutral by 2012

National Australia Bank Limited launches carbon neutral progress report

Google plans to go carbon neutral


Carbon
Reduction
Scheme

Papyrus - world's first carbon neutral paper maker

Carbon-neutral NSW by 2020

Gold Coast to go carbon neutral by 2020

SA: South Australian govt to go carbon neutral

Origin purchases GreenPower for all its non-producing sites and offsets the greenhouse gas emissions from car and air travel

origin energy

Reduce the greenhouse gas intensity of our customer's energy consumption



Score a Green for Footy pack
and support your club.



Be recognised as the leading provider of green energy products; and

Increase our sales of low carbon intensity products to 10% of our total supply chain greenhouse gas emissions by 2012



Turning on solar
hot water has never
been so affordable





A positive
Outlook



You can start making
a difference today.

What is Origin's approach to sustainability?

- Our approach is guided by our company commitments and principles.
- We will **add value** to the resources that come under our control.
- We will **distribute the value** we create to stakeholders, recognising the need to ensure the **sustainability** of our business and its impact on the environment and the communities in which we operate.

Communities



Employees





Customers

Investors



2007 Sustainable Company of the Year


ethicalinvestor
presents
7TH AUSTRALIAN SUSTAINABILITY AWARDS

Sustainable Company of the Year

Origin Energy

Proudly Sponsored by Insurance Australia Group

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 May 2008
From	Bill Hundy	Pages	3
Subject	**FRESHWATER POINT 1 EXPLORATION WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an ASX Release in relation to the above.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

15 May 2008

Freshwater Point 1 Exploration Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Freshwater Point 1 exploration well operated by its subsidiary, Origin Energy Developments Pty Ltd.

Freshwater Point 1

Well type: Exploration (onshore; vertical)

Location: Perth Basin, Western Australia (EP413)

The Freshwater Point 1 surface location is 34.5 kilometres south-southeast of the township of Dongara, 25 kilometres south of the Jingemia oil plant and 17.5 kilometres southwest of the Beharra Springs gas plant.

Surface co-ordinates for the Freshwater Point 1 drilling location are as follows:

Latitude: 29° 33' 34.09" S
Longitude: 114° 59' 56.84" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum NL	5.000%
Norwest Energy NL	1.278%
Roc Oil (WA) Pty Ltd**	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited
** A wholly owned subsidiary of Roc Oil Company Limited

Objectives:

Primary target: High Cliff Sandstone (Early Permian).

Secondary targets: Intraformational sandstones of the Early Permian Irwin River Coal Measures and Holmwood Shale.

Planned total depth: 1,761 metres measured depth in Precambrian basement.

Expected duration: Total anticipated time to drill the well is 10 days.

Progress and status: Freshwater Point 1 commenced drilling on 11 May 2008 using the Ensign 48 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 414 metres measured depth. 245 millimetre (9-5/8 inch) surface casing has been set at 412 metres measured depth.

At 06:00 hours WST today, the activity was preparing to drill ahead in 216 millimetre (8-1/2 inch) hole upon completion of surface casing cementing operations later today.

Progress since the 12 May report has been 414 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	12 May 2008
From	Bill Hundy	Pages	2
Subject	FRESHWATER POINT 1 EXPLORATION WELL COMMENCES, ONSHORE PERTH BASIN, WESTERN AUSTRALIA		

Please find attached an ASX Release in relation to the above.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

12 May 2008

Freshwater Point 1 Exploration Well Commences, Onshore Perth Basin, Western Australia

Origin Energy advises that drilling of the Freshwater Point 1 exploration well, operated by its subsidiary Origin Energy Developments Pty Ltd, commenced on Sunday, 11 May, using the Ensign 48 drilling rig.

Freshwater Point 1

Well type: Exploration (onshore; vertical)

Location: Perth Basin, Western Australia (EP413)

The Freshwater Point 1 surface location is 34.5 kilometres south-southeast of the township of Dongara, 25 kilometres south of the Jingemia oil plant, and 17.5 kilometres southwest of the Beharra Springs gas plant.

Surface co-ordinates for the Freshwater Point 1 drilling location are as follows:

Latitude: 29° 33' 34.09" S
Longitude: 114° 59' 56.84" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum NL	5.000%
Norwest Energy NL	1.278%
Roc Oil (WA) Pty Ltd**	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited
** A wholly owned subsidiary of Roc Oil Company Limited

Objectives:

Primary target: High Cliff Sandstone (Early Permian).

Secondary targets: Intraformational sandstones of the Early Permian Irwin River Coal Measures and Holmwood Shale.

Planned total depth: 1,761 metres measured depth in Precambrian basement.

Expected duration: Total anticipated time to drill the well is 10 days.

Progress and status: Freshwater Point 1 spudded at 01:00 hours WST on 11 May 2008, using Ensign Drilling Rig 48.

311 millimetre (12-1/4 inch) hole was drilled to 414 metres measured depth. Operation at 06:00 hours WST today was preparing to set surface casing.

For further information contact:
Paul Zealand, General Manager – Exploration and Production, Origin Energy
Phone: (07) 3858 0681 Email: paul.zealand@upstream.originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	9 May 2008
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY - MAUI RESERVES FIRMED**		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

9 May 2008

Maui Reserves Firmed

The Maui joint venture parties have firmed 62 PJ of Maui natural gas from P50* reserves to P85** reserves.

Contact's share in the additional 62 PJs of natural gas is 61.6 per cent, or 38 PJ.

Contact Energy's share of the firmed Maui reserves form part of gas supply agreements which were executed in October 2006.

Contact Energy's Chief Executive, David Baldwin, commented that the firming of the P50 reserves to P85 was expected and supports Contact's view of the likely sufficiency of domestic sources of gas through to about 2015.

However, the firming of the 62 PJ, does not materially change the outlook for the domestic supply position beyond that.

**P50 means the quantity of gas estimated at a probability of 50 per cent or greater to be recovered from the field*

***P85 means the quantity of gas estimated at a probability of 85 per cent or greater to be recovered from the field*

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	12 May 2008
From	Bill Hundy	Pages	2
Subject	CONTACT ENERGY - NZ TAKEOVERS PANEL EXEMPTION IN RELATION TO BG GROUP PROPOSAL TO ACQUIRE ORIGIN ENERGY		

Attached herewith is a copy of an announcement lodged on NZX by Contact Energy Limited today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

contact.

12 May 2008

BG Group proposal to acquire Origin Energy – takeovers panel exemption

Contact refers to the announcement released to the NZX by BG Group this morning updating on its proposal to acquire Origin Energy Limited.

Contact has received no other information from BG Group or Origin Energy in relation to the BG Group proposal. Contact will inform shareholders of any further developments as appropriate.

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

082-34934

RECEIVED

2008 MAY 30 A 11: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 May 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

15 May 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 14 May, Completion operations have been finalised on Kupe South 7 Sidetrack 1 (KS-7 ST1) and the rig moved to Kupe South 8 (KS-8). The 5 inch liner is currently being cleaned out prior to displacing the well to completion fluid and running a cement bond evaluation log. The 5-1/2 inch production tubing and down-hole monitoring equipment will then be installed.

Upon finishing this operation batch testing of the three production wells will begin, commencing with KS-8.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch	6-1/8 inch
KS-6	560m	2,000m	2,895m	3,385m	
KS-7	566m	2,000m	3,116m	3,454m	
KS-7 ST1					3,503m
KS-8	568m	2,184m	3,429m	3,834m	

*Depths are cumulative and show total well depth.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

origin energy

RECEIVED

2008 MAY 30 A 11: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 May 2008
From	Bill Hundy	Pages	17
Subject	**PRESENTATION**		

Please find attached a transcript of the presentation made by Mr Grant King, Managing Director to the Macquarie Conference in Sydney. This is also available on our website at www.originenergy.com.au in the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

MACQUARIE CONFERENCE - SYDNEY - 7 MAY 2008
TRANSCRIPT OF PRESENTATION BY MR GRANT KING, MANAGING DIRECTOR

Start of Transcript

Presenter: It's been a busy week for Origin and we're very grateful to have Grant King come and present to us today.

Grant King: The disclaimer is probably longer than it would normally be in this presentation given current circumstances. You're aware that you don't have a presentation in front of you because uncharacteristically for me I was actually contemplating this presentation at the beginning of last week; suffice to say it's changed a little bit in that time. There will be a copy available to you but just not right at the moment.

I should make one other comment that I don't intend to comment specifically on the proposal that BG's made, other than to say that the companies are in discussion. Discussion is occurring between the companies obviously at senior level, but I don't intend in this presentation to comment on those discussions or answer any questions on those discussions. Nor do I intend that my comments should in any way be taken to reflect a response that the company might actually, or it will inevitably make to the proposal.

What I do intend to do though is talk about Origin in the way that we normally would and, in particular, postulate or contemplate what do we think BG's proposal means in terms of how you would think about the value of Origin. Hopefully that will be useful to you and if not, delighted to answer any questions you might have following the presentation.

In that context it's not surprising that we begin with a little bit of history; of course our history as a listed company goes back to

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

082-34934

2000. At that time we were continuing to implement a strategy put in place in the mid-90s and it was a strategy which today and we have for many years described, as being a fuel integrated generator retailer. For those of you who have attended presentations by us in recent times you will have noticed we've continued to increase that description as a fuel integrated generator retailer and more recently talked about the importance of that fuel position and the value that we believe in the energy supply chain nets back to that fuel position. I think at the core of the proposal that we see from BG is what is the value of that fuel position.

At the end of the day that's the outcome of a consistently implemented strategy over now much more than 10 years. In so doing, the company has grown its physical positions, if you like, quite strongly; its retail business clearly through acquisitions, its generation capacity as we backfill into that retail business, and again, for the reasons I just mentioned, our resource position, which I think has become of increasing interest.

Over that time our profits have grown quite dramatically, compound growth rate of around 24% a year, bearing in mind that the proposition we've always put to investors is that we seek to grow on average around 10 to 15% per annum, and this year consensus of around $430 million. So the company has grown strongly and consistently over that period of time in terms of profits. And not surprisingly, our market capitalisation has grown accordingly.

When we look back over the time, and this is prior to receipt of the BG proposal, our market capitalisation has doubled every three to four years. In that context a proposition that of course is a substantial increase on the current value in our view looks like only a few years' work, and I think that's one of the considerations that investors would ultimately have to make, because we see ourselves on a continued path of growing our company and the value of our company.

Other than for the current circumstances we would have talked to you about how we intend to continue that growth, and suffice to say the continued implementation of that strategy of a fuel integrated generator retailer sees us with quite a rich portfolio of opportunities. Otway is just coming on stream as we speak, and it's very pleasing to see that project now effectively online at its designed capacity. Kupe next year, continued growth in our coal seam gas activities etc. Similarly in generation, a lot of construction project development activity happening. And equally in retail, perhaps we will have an opportunity at long last to look at one of the New South Wales retail businesses, given the outcomes of the Labor Party Conference and the New South Wales Government's stated determination to sell those retail businesses.

We see ahead of us quite a significant pipeline of opportunities, all of which we believe we are advantaged in pursuing through the strategy that the company's put in place. We would expect our earnings to continue to grow and based on history, of course, a continued increase in the capitalisation of the company.

Having said that, BG's proposal clearly does present a bit of a watershed; at least it causes us to pause and think about how one might think about Origin. Our view as is perhaps evidenced on the top chart is that historically because the proposition we've put to investors is a company that intends to produce strong, predictable cashflows, that's the way we've described it, growing on average at 10 to 15% per annum. It's not surprising that we see Origin as a company that's typically been valued off its earnings. The question investors often ask and puzzle over is what sort of PE should the company trade at.

Historically we've traded in a PE range of 16 to 22 times earnings and not surprisingly, if you look at our earnings growth in that PE range, obviously you come up with the valuation or capitalisation of the company.

It would seem, particularly in the context that the proposal by BG from my memory implies, about a 27 times earnings. But in the context of earnings based companies that would imply on a traditional basis, a growth rate perhaps higher than even we might contend that we would achieve. And does suggest that perhaps it's time to take a different view of Origin and look at it more on a resource base.

If you look at Origin from a resource perspective, then even on the basis of the BG proposal, other multiples are not at all challenging in the context of companies in similar positions in terms of their development of the resources, whether they be gas or minerals etc, coal, that are available to them.

In that regard we don't consider those sorts of valuations challenging at all. But that does imply a greater understanding of the resource position that the company has. What I want to do is address the balance of my comments today to that resource position, because quite clearly, or it seems to me quite clearly, that's at the core of the BG proposal and at the core of investor interest in Origin.

This is a chart we've historically used. It indicates that Origin is currently carrying 2,500 PJ of CSG reserves on a 2P basis and are now both the leading producer and, if you like, a carrier of reserves, if there's any such term, of all of those in the CSG business here in Australia.

Having said that, I would like to, as I say, talk a bit to whether that is reflective of the true resource position that Origin is involved in. I would like to talk briefly about the characteristics of coal seam gas as a resource, and in doing so help you understand why it is possible to get some quite dramatic shifts in valuation, depending on conclusions you come to about that resource.

While this chart is schematic, it allows us to draw out in one respect an extremely obvious but, nonetheless, very important

point. That is not surprisingly the coal seam gas resource available is entirely a function of price. If there is an increasing view that the gas price escalates and escalates quite materially, then so too does the resource base. That relationship is very strong, it's a very material, very substantial escalation of the resource base with price.

The third variable is of course cost, because as that resource base expands as one's realised price increases, clearly one would normally seek to access the most profitable resources first. So the cost base will also go up a bit. That last unit of CSG will cost a lot more to produce than the first unit.

The key to valuation is thinking about effectively the interplay or interrelationship of those three variables. What drives the price or the net back for the gas that's going to be produced? How does the resource vary in relation to that net back? And what happens to the cost structure or that marginal cost of production as that resource base grows? That's the key to understanding and valuing coal seam gas resources.

To hopefully put that in a bit of perspective, again there's nothing new in this chart. Origin has an extensive acreage position in coal seam gas. If I'm allowed a little bit of hyperbole, we would say the best acreage position in coal seam gas as we span the two - what has certainly proven to be the two sweet spots so far in the CSG industry in Queensland, and that's the Undulla Nose area in the Walloons, and the Fairview Spring Gully fields in the Bowen Basin. They are, I think, or I trust as investors would know now, proven to be exceptional, absolutely exceptional CSG resources.

That extensive acreage position is really only partially addressed so far through development activity and if I could call that colour perhaps grey or something like that, the two areas, the Undulla Nose area and the Fairview Spring Gully area, are the only two areas and extensive acreage position where we've done a lot of development and appraisal activity.

Historically, as you saw in the previous chart, as of June last year - we do our reserve bookings each year - we're carrying 2,500 PJ of 2P, and we've indicated through the course of the year that if one was to think about a 3P position or perhaps an ultimate recoverable position, around 4,500 PJ. But effectively that only talked to those two areas in which we've done a degree of work.

This time last year we indicated that our target was to add around 500 PJ of reserves each year. I would say this year we will add over 1,000 PJs of reserves, that is over 1,000 PJ will move into that 2P category. That should indicate to you the very expandable nature of that coal seam gas resource, that reserve addition is a very, very cost effective unit cost - or cost per unit of reserve added - is very low, and I would be quite confident in expecting to book at least 1,000 PJs of additional resource by June. Quite clearly we continue to rapidly expand that resource base.

The problematic question, the challenging question though, and interestingly people are sort of using a term ultimate recoverable - I'm not sure if 3P in the way the petroleum industry has conventionally used the term is quite appropriate - but in the acreage that we feel we have some knowledge, which are the areas, that's not the full acreage position per se, but those areas in circles where we have some knowledge either by way of production activity or appraisal activity or seismic and slim hole type activity, we think it's quite reasonable to suggest the resource base is 10,000 PJ, that's the ultimate recoverable.

I would not contend, because of course, it is a function of price though it's necessary to limit, but at the end of the day we would expect when one's thinking about Origin, you'd be thinking about how do you monetize 10 TCF of gas.

I have to say, compared to our expectations of 10 or so years ago when we got involved, I didn't think I'd be standing in any presentation saying that we were sitting on top of 10 TCF of gas.

So there is a very, very substantial resource base there. And the rate at which we are demonstrating the movement of those resources into 2P categories should give you confidence that that's not the sort of figure that is trotted out with hyperbole. I mean, that's a figure that we believe has some very sound, factual basis behind it.

So the valuation question becomes how do you monetise that resource, how do you think about valuing it? We have now for I guess the last six months articulated a view that we think there is clearly now substantial drivers for increased price of gas. At least two of those drivers, one coming from carbon, the other coming from export, will, in our view, see a substantial increase in gas prices.

We put this chart up not because the abatement chart is necessarily right, but because it's one of many data points that indicate that if Australia as any other country in the world, takes on any meaningful share of the carbon reduction task, then we would expect to see carbon prices of at least $20 per tonne, and more likely closer to $60 per tonne.

Prices in the range of $20 to $30 per tonne we will begin to see strong upward pressure on gas prices. Totally independent of what might happen in terms of LNG or any export market, we already see in place those mechanisms which will result in a significant increase in gas prices.

Our view, at around $20 to $30 tonne is we start to see $2 or so increases in gas prices over and above current gas prices. As you start to see those higher gas prices flow back, of course you see the resource base expand. And not surprisingly, you get an almost exponentiation of value as you get both a resource and price lever that work.

We see those mechanisms coming into place; we're already seeing higher gas prices evident insofar as we won't even tender for gas

now at prices at the level we would have six months or a year ago. Have said that, it's not without risk. At the end of the day the emissions trading scheme and the targets are not set, but in our view we will see through 2010, 2012 these trends become evident and these impacts flow back into gas price.

Quite clearly the second trend that's causing people great interest is what happens if you really do open up and extra channel to market. When I say extra channel to market, if I go back to Origin and the strategy, the strategy we've been pursuing since the beginning, we've always sought to develop deep channels to market, and clearly through our retail and generation businesses we've achieved that, and therefore to the extent that the resource base grows, our view is that entire resource base will be monetised through those existing channels to the domestic market, that is through our retail and generation business.

But, of course, we've not previously had access to a third channel which is of course an export channel, the LNG channel to market. What we're seeing contemporaneously, and it's not additive to, it's as well as, the pressures that come about through increased carbon prices, it's quite clearly the effect of LNG netbacks on these domestic gas resources. The emergence over the last six months or so of a number of competing LNG projects in Queensland has clearly, I think, for investors, created the view that perhaps at least one of these projects is real and that there is a real likelihood that an LNG channel to market will also be developed.

The key issue here is that the netbacks are in many respects linked to oil prices, and again it introduces an element of uncertainty because I'm not sure anybody's willing to make the call as to what oil prices will be with certainty going forward. But the relationship between oil price and LNG price is reasonably well established and so too are the netbacks, and our view again remains that it's very easy to see netbacks to these sort of domestic gas resources, at least several dollars a gigajoule higher than has historically been

the case. Again, this only adds to that mechanism that tends to increase the resource base, the higher the net back.

So if I then go back to our simple chart, that sort of S-shaped curve is quite important, because quite clearly once gas prices pass a certain threshold, the resource base does expand. I won't go as far as saying exponentially, but certainly very, very dramatically. And the returns to increase in gas prices are quite phenomenal. But of course at the end of the day your cost structure eventually catches up with you as you produce the more marginal resources, and of course returns on that last unit of production are of course much less.

And at the core its understanding that balance that I think is the key to thinking about the value of anybody in the CSG business, and quite clearly in the current context the value of Origin.

I think it's fair to say from Origin's perspective that our board is quite clearly seeking from management how it should think about those three variables; price, resource and cost. And not surprisingly, it takes some time to make sure these matters are assessed thoroughly. And that's quite clearly the process that we are in the middle of right now. We would not want to underestimate the value of the resources we control, and I'm sure investors wouldn't want us to underestimate the value of resources that we control.

So that work is underway and will be a core piece of our deliberation before we make any response.

Having said that, just to add a few more thoughts before going to questions. Of course, it is not singularly about CSG. It's just that CSG has put us in this extraordinary position of adding for example a TCF of gas a year. I think last year we added 1,200 petajoules, and this year as I say quite confidently, we will add at least another 1,000.

We have been positioning ourselves very actively to address conventional gas resources as well, or petroleum resources. And quite clearly in a world which is valuing gas more and more highly, we would be seeking to continue to add gas resources on an economic basis. I have to say it's difficult to do that through acquisition, and obviously even more difficult to do it through acquisition apropos last Tuesday, because the price of these resources keeps going up.

But exploration provides one avenue to do that, and over the next two to three years we expect to address some very significant opportunities to add to those resources.

Again, it seems quite strange to say, but in the Northland Basin for example, we see unrisked prospects of 10 TCF sitting in the book, but they're highly risky. One would caution investors in doing anything other than noting that fact. But Origin is not just a Coal Seam Gas story, it has assembled a substantial portfolio of opportunities to expand that resource base and extract the obviously increasing value that has been ascribed to people with strong positions in natural gas.

I might just touch on the other resource position that we think is early days but has merit, and that's of course geothermal. We've quite deliberately referred to Origin as a fuel integrated generator retailer, because we see ourselves moving across fields as we perceive the value that is likely to accrue to them. And quite clearly as gas prices go up and coal prices go up, so too will energy prices as carbon costs come on. The fact of the matter is we are heading into a far more expensive world in terms of energy costs. And in so doing, clearly some forms of energy, particularly renewable energy, will take on additional value.

I've said in previous presentations that we've secured, in our view, a very strong position in by far and away the best geothermal prospect in Australia in the Cooper Basin, simply because of its

scale. Its scale is vast. And that's exactly the same approach we took to Coal Seam Gas just over 10 years ago.

The clearing price for renewable energy which you'd have to say is driven by wind at around $100 say on average is well in excess of what we're hopefully targeting in terms of the cost of geothermal energy. If you do your maths in terms of the sheer amount of energy that is resident in those prospects and look at them being produced on a several thousand megawatt basis. We think we're again looking at a value creating opportunity of the like of Coal Seam Gas 10 or 12 years ago. But of course you would want to risk that very substantially because it is challenging and it's very early days.

But that hopefully gives you a view of how we think about Origin; a company that has over the years through a very deliberate and consistently implemented strategy sought to build substantial fuel positions and monetise those fuel positions through deep channels to market. And somewhat surprisingly, it works. We've put ourselves in that position and it's pleasing to see at some level that value recognised, of course which is the situation we're in today.

We suspect it is time to think about Origin differently. Often when I've met with investors it does seem that the immediate earnings outlook is what is of greatest interest. I would contend that it is time to think about the resource position and how one would value that resource position. And in that context, even at the current bid, the PE is in my view not challenging.

In our view East Coast gas prices will increase. There will be a variety of views around the level of those increases. But once those increases move beyond a goal or two, you start to get into a material expansion of the resource base, and then you get both resource and price impacting significantly upon valuation.

The bottom line is we continue to build in our view compelling resource positions, not just in Coal Seam Gas but in conventional

gas, so particularly through exploration and also in the long run, in geothermal. And I must also comment to you that I'm sure our colleague David Baldwin, has also told you how rich Contact is in similar opportunities, particularly in geothermal.

So ladies and gentlemen, that was my intention today, to reinforce that view of the company. I would be delighted to take any questions that any of you might have. Thank you.

Question: (Paul Barnes, QIC) I'm interested in just furthering your comments on gas prices via resources. Given you're about to book an additional TCF potentially of resource come June, what sort of outlook does Origin take on the pricing of gas, given that it's going to take five, 10 years to actually have that gas actually being utilised?

Can you sort of talk us through the mechanics of how Origin sort of use that, given your comments today?

Grant King: Yeah. There's a chart in other presentations we've given, I didn't include it here today, but it shows our contracted position. And in broad terms - and I mean I must say historically, answer that question by saying if you took 4,500 petajoules is say a reasonable view of the resource base, I'll get a bit bold and say take 10,000 petajoules has been a reasonable view of the resource base.

Now 2,000 of that is essentially what we call contracted. But of that, about 1,000 is contracted to third parties. So about 1,000 or 10% of that is sort of fixed or fixed in escalation. The 1,000 that we call contracted but not necessarily fixed is simplistically what's going to go into the power stations that we own. And that's not fixed in price because if the price of energy goes up we will receive that net back to the fuel.

So we say the majority of the position we have is open to that price upside. Then the question is at what rate do we begin to see these prices start to impact. Our view is that there are quite a number

of Coal Seam Gas producers obviously, so I think very small amounts of gas you may not see huge price uplifts. The real tests are when someone comes along and wants to contract a substantial amount of gas. As we look at the market, that's a few years, so it might take a few years before it becomes evident through written contracts as to those prices.

But when we look at the price negotiations we're having with customers, my view is as I said earlier, is we're already seeing movements in gas prices today. But when will we see $5 or $6 gas prices; I suspect that's post 2010, 2012. I have to say that's an opinion, but I think that's the timeframe. When we do our model in our analysis, we don't think there's a switch that's being flicked tomorrow. It will take time for those prices to materialise.

Question: (Chris) In your opinion is there room for more than two LNG projects in Queensland?

Grant King: I would clearly comment on that from the sort of supply and development side of it, because the other side is a marketing side and I don't profess or we don't believe Origin necessarily can answer it from that perspective.

From a point of view of resource base, yes, because if you took a view that Origin represented, maybe 30% of the sort of acreage or the resource base, then we say it's not unreasonable to suggest industry is looking at 20-30 TCF of gas. But you do then run into practical difficulties in terms of accessing resources. There's a lot of drilling activity involved in proving up costs in gas. There's a lot of what people call ramp-up gas that has to be accommodated in the market. So I think you do hit practical limitations as to the rate at which you can ramp-up an industry.

I think people involved in promoting certainly the large projects understand that issue and are contemplating how one phases the development. Instead of perhaps building one 4 million or 5 million

origin energy

tonne plant, you would build two 2 million trains to manage that ramp-up.

When you say one or two, perhaps the better question is five or 10 million tons, because you could have one project that's a scale project, or two projects that are smaller scale. But certainly the resource base must support five to 10 million tonnes of LNG I would have thought. Whether that sits in one or two projects - I suspect it's fair to say that the interest in Origin at least partly reflects the desire to win that race. So whether one project or two projects gets up, I'm not sure I can comment on. But in terms of sheer size I suspect you could support a lot of LNG production.

Question: (Crispin Murray - BT) Putting aside the BG bid, do you think that the true intrinsic value you talked about in the upstream business can be realised in your integrated structure as you stand now? Or would you now consider actually splitting that out in some form?

Grant King: I don't intend to specifically answer the last part of the question, because the Board will make that decision as to how it intends to respond. But the first part of the question I'm very happy to comment on.

We would say yes. If one holds the view, and clearly this is what we've been contemplating prior to the BG bid, and I've said this to many of you. If one holds the view that any material LNG export creates that feedback loop into the domestic market and it's perfect, then the answer is yes, because the depth of channels we have to market will move the sorts of volumes even in a 10 TCF resource.

To give you a way of thinking about it from an execution risk perspective - if we were to build a Darling Downs power station approximately every two years, which in terms of demand growth in the electricity market is not challenging, and it's a bit like a cookie cutter process in the sense that you're doing the same thing

again and again. That for example would create the same demand growth for the substantial LNG project would do.

And we would contend from an execution risk point of view there's probably much lower execution risk around that pathway. So we've always felt very comfortable that those domestic channels to market would monetise that resource base.

I think the question is does an LNG project or does the proponent of an LNG project, are they able to capture value over and above the value ascribed to the fuel. And BG may well contend as an example they can, therefore they see extra value. That's something that needs to be tested.

Question: Would it be fair to say that there's been a disconnect in the market in recent times between the value of pure players like QGC and your own valuation in terms of the Coal Seam assets that you have. And I would contend that the bid has sort of brought your valuation of your assets in line with what was being valued in the market in the pure plays. So you could argue there has been an inefficiency that your structure has led to.

Grant King: I could be a debater and answer in two respects that you said if there had been, and it's now been corrected. So arguably if there was, it's been corrected. The point may have had merit but perhaps no longer, firstly.

Secondly, the valuations seem to be leap frogging each other as best as I can tell. I don't say this as a criticism because I think it is very difficult - let me go another way. I think it's very difficult for analysts and investors to say where do you come out on price, resource and costs from the outside looking into the whole CSG resource. That must look very opaque from an investor's perspective.

It would be fair to say that BG through their QGC acquisition, has a good view of the resource; certainly a better view than most

others, and we understand the price levers. And therefore I think they have provided perhaps a very relevant benchmark as to value. But the market sees that and the market moves on and says that gives me a new benchmark.

I'm not sure I could swear that I've got the numbers in my head, but it looks to me like we see this continued to compound in evaluations as new benchmarks become available.

End of Transcript

origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 May 2008
From	Bill Hundy	Pages	1
Subject	**PRESENTATION**		

An audio recording of the presentation made today by Mr Grant King, Managing Director to the Macquarie Conference in Sydney is now available on our website at www.originenergy.com.au in the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	8 May 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

8 May 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 7 May, the 5-1/2 inch production tubing and down-hole monitoring equipment has been run on Kupe South 6 (KS-6) and the Production Tree installed.

Following pressure testing of the KS-6 Production Tree, the rig will move back to Kupe South 7 Sidetrack 1 (KS-7 ST1) to finalise Completion operations before moving to Kupe South 8 (KS-8). On KS-8 the 5 inch liner will be cleaned out and the well displaced to completion fluid prior to running a cement bond evaluation log and installing the 5-1/2 inch production tubing and down-hole monitoring equipment.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch	6-1/8 inch
KS-6	560m	2,000m	2,895m	3,385m	
KS-7	566m	2,000m	3,116m	3,454m	
KS-7 ST1					3,503m
KS-8	568m	2,184m	3,429m	3,834m	

*Depths are cumulative and show total well depth.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Aline van Deventer
Analyst, Investor Relations, Origin Energy
Tel: +61 2 8345 5589
Email: aline.vandeventer@originenergy.com.au

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 May 2008
From	Bill Hundy	Pages	19
Subject	**PRESENTATION**		

Attached for your information is a presentation being made today by Mr Grant King, Managing Director to the Macquarie Conference in Sydney.

A copy of the presentation can be obtained from our website and an audio recording will be available following the presentation at www.originenergy.com.au in the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin energy
Origin Energy
Macquarie Conference
May 2008

082-34934

Important Notice

- This presentation should not be interpreted as a response by Origin to the proposal by BG Group to acquire all of the shares in Origin. Any recommendation to acquire or dispose of any securities in Origin and any response by Origin will be required to be made in appropriate formal documentation and any decision to buy, keep or sell securities in Origin should be made solely on information contained in such documents.
- The Board of Origin has recommended that Origin shareholders should take no action with respect to their Origin shares, pending further announcement.
- This presentation does not constitute an offer, invitation, inducement or recommendation to acquire or dispose of any securities in Origin or investment advice in any jurisdiction, including the USA. This presentation is for information purposes only, is in a summary form, and does not purport to be complete. Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and is subject to uncertainties, risks and other factors that could cause such information to be materially different from any future results, performance or achievements expressed or implied by such information. Any forward looking information in this presentation reflects views held only as of the date of this presentation.
- This presentation does not take into account the investment objectives, financial situation or particular needs of any investor, potential investor or any other person. Such persons should consider seeking independent professional advice depending on their specific investment objectives, financial situation or particular needs.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in the financial year ended 30 June 2005 and 12 month contribution in the financial year ended 30 June 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.

origin

Since listing in 2000, Origin has steadily increased its resource, generation and retail positions by consistently implementing a fuel-integrated generator/ retailer strategy


Generation
Retail
2P Reserves
(PJe)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Generation Capacity
(MW)
Contact
Committed
Customers
(millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact

origin

082-34934

The fuel-integrated model has delivered NPAT growth at a CAGR of 24.3%, to a current 2008 consensus forecast of around $430 million

Net Profit After Tax (NPAT)



A$ million
500
450
400
350
300
250
200
150
100
50
-
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
June 2007
Consensus 2008 *

* Source: Bloomberg; various

As a result of NPAT growth Origin has doubled its market cap every 3-4 years, to $9.2B (pre receipt of the BG proposal)

Market Capitalisation



A$ million
10,000
8,000
6,000
4,000
2,000
0
March 2000
March 2001
March 2002
March 2003
March 2004
March 2005
March 2006
March 2007
April 2008

origin

082-34934

We expect growth to continue as we exploit a substantial portfolio of opportunities across the business...

Generation | Retail

- Otway, Yolla
- Kupe
- Coal Seam Gas
- Exploration
- Geothermal in Australia and NZ

Generation

- Darling Downs
- Mortlake
- Mt Stuart expansion
- Quarantine expansion
- Geothermal in Australia and NZ
- Wind in NSW & NZ
- NSW Generation

Retail

- NSW retail
- Green customer base growth
- Solar products

We expect earnings growth from these projects to be progressively capitalised into the share price

origin

BG's proposal implies that Origin's growing resource position (esp. in CSG) changes the approach to valuing the company...

Origin has traded historically on a P/E ratio of 16-22, reflecting the strong earnings and consistent NPAT growth delivered by our fuel-integrated business strategy

Origin P/E ratio



35
30
25
20
15
10
2001
2002
2003
2004
2005
2006
2007
2008
Post-proposal P/E
Historical P/E range

Resources companies comparable to Origin are trading at much higher multiples, reflecting the market's view of the long term value of their assets

P/E multiples of selected resource companies



Newcrest
Arrow
Felix
ERA
Oil Search
Origin
Woodside
Santos
BHP
0
20
40
60
80
100
120
140

Source: Bloomberg, 6 May 2008

...from an earnings multiple based utility approach to a resource based DCF approach

origin

Origin is the leader in published 2P reserves and CSG production in Australia

CSG Reserves


2P Reserves (PJ)
3,000
2,500
2,000
1,500
1,000
500
Origin
Santos
QGC
Arrow
Sunshine Gas
AGL
Metgasco
Eastern Star Gas
Beach
Gastar
CS Energy

CSG Production


Production 12 Months to Dec 07 (PJ)
35
30
25
20
15
10
5
0
Origin
Santos
Qld Gas Corp
Arrow
AGL
Anglo Coal
Mitsui
BHPB
Sydney Gas
Beach
CS Energy
Sentient Gas
Molopo
Helm Energy
CH4
Other

... but a changed approach to valuation makes it more important to understand the full potential of our resource position

Source: EnergyQuest February 2008. Reserves data at 31 December 2007 and production for 12 months to 31 December 2007

origin energy

As gas prices increase, so does the size of the economically viable resource*

Schematic illustration of relationship between gas prices and economically viable CSG reserves


Economically viable CSG reserves (PJ)
Gas price $/GJ

* Because of variances in cost structure between geographies, not all viable reserves will be equally profitable

Source: Origin Energy Estimates

082-34934

Origin has an extensive acreage position across the two prime CSG fairways in Queensland

- Origin's share of 2P reserves is 2,470 PJ (July 2007), while 3P reserves are estimated at 4,578 PJ (quotes exclude exploration potential)
- In February this year Origin targeted an additional 500 PJ of 2P reserves by 30 June 2008 - now likely to be around 1,000 PJ
- At gas netback prices reflecting current market conditions in Asia, a resource base of around 10,000 PJ may be recoverable from this acreage



Queensland
Bowen Basin
Denison Trough
Surat Basin
Coral Sea
Emerald
Rolleston
Yellowbank
Roma
Kincora
Rockhampton
Gladstone
Bundaberg
Peat
Fairview
Strathblane
Spring Gully
Toowoomba
Brisbane
Tweed Heads
NSW
To Moomba
To Jackson
0 80 Kilometres
Bowen Basin CSG
Fairview & Spring Gully Fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons Exploration
No reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle & Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility

Our integrated strategy, together with a potential LNG channel to market, allows all reserves to be monetized

origin

Origin believes there is an increasing likelihood that carbon reduction targets and an Australian emissions trading scheme will result in carbon prices of $20-60 by 2020

Australian 2020 carbon abatement cost curve


$-60
150
100
50
0
-200
0
50
100
150
200
250
300
350
20
30
Solar PV
20% reduction
on 1990 levels

- McKinsey analysis suggests that, for Australia to achieve a 20% reduction in emissions from 1990 levels, a carbon price of around $60 will be required

origin

A domestic carbon price above $20-30 per tonne would put strong upward pressure on gas prices

Short run marginal costs of generation vs carbon price



Price of electricity, $/MWh
120
100
80
60
40
20
0
Swap gas for coal
Brown
NSW Black
CCGT current (range)
0
10
20
30
40
50
60
70
80
Price of carbon, $/T

- Coal currently sets the benchmark price for electricity and is cheaper than gas (though coal prices are increasing)
- But with a carbon charge over $20 to $30 per tonne:
  - Gas has a cost advantage relative to coal
  - An integrated gas player like Origin captures the difference between the price set by coal-fired generation and the cost of gas-fired generation

Origin with its integrated strategy can access all the upside associated with increased electricity prices

origin

Access to international LNG markets is likely to result in significant increases in gas prices ...

LNG Pricing in Asia Pacific



US$/mmBtu
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
0
20
40
60
80
100
US$/bbl
2008
2006
2002*
North West Shelf (2002)
Tangguh (2002)
MLNC (2006)
Qatargas-2 (2008)
Qatargas-4 (2008)

Source: Woodmackenzie, Global LNG Online, LNG Insights April 2008

origin

As gas prices increase, so does the size of the economically viable resource*

Schematic illustration of relationship between gas prices and economically viable CSG reserves


Economically viable CSG reserves
(PJ)
Gas price $/GJ

* Because of variances in cost structure between geographies, not all viable reserves will be equally profitable

Source: Origin Energy Estimates

origin

The BassGas Project, Otway Gas Project, Kupe Gas Project and CSG developments are each establishing new production infrastructure in areas where we hold prospective acreage...



Vietnam
Bonaparte Basin
Darwin
Kenya
Lamu Basin
Northern Territory
Queensland
Galilee Basin
Western Australia
Cooper & Eromanga Basins
Surat & Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Sydney
Adelaide
Victoria
Melbourne
Otway/Bass Basins
Hobart
Auckland
Taranaki & Northland Basins
New Zealand
Wellington
Canterbury Basin

...opening up the potential for further exploration and development in these and related areas

origin

Origin has an extensive portfolio of exploration prospects. Some of these prospects are illustrated below and will be drilled or considered for drilling over the next few years ...

Basin / Area	Permit	Origin Equity	Prospect / Field Name	Unrisked Estimated Mean Recoverable Gas (bcf)	Unrisked Estimated Mean Recoverable Oil/Cond (mmbbls)
Offshore Northland Basin, NZ	PEP 38618	50%	D1	2,130	
Offshore Northland Basin, NZ	PEP 38618	50%	D2	10,573	
Offshore Northland Basin, NZ	PEP 38618	50%	D3	2,929	
Offshore Northland Basin, NZ	PEP 38619	50%	Tarapunga*	360	
Offshore Northland Basin, NZ	PEP 38619	50%	Kokako*	849	
Offshore Northland Basin, NZ	PEP 38619	50%	Greater Korimako South*	260 - 894	
Offshore Canterbury Basin, NZ	PEP 38262	100%	Carrack* - oil only		639
Offshore Canterbury Basin, NZ	PEP 38262	100%	Carrack* - wet gas only	2,338	84
Offshore Canterbury Basin, NZ	PEP 38262	100%	Caravel* - oil only		124
Offshore Canterbury Basin, NZ	PEP 38262	100%	Caravel* - wet gas only	451	16
Offshore Taranaki Basin, NZ	PML 38146	50%	Momoho **	100	
Offshore Lamu Basin, Kenya	L8	75%	Mbawa* - oil only		878
Offshore Lamu Basin, Kenya	L8	75%	Mbawa* - gas only	2,765	
Offshore Otway Basin	T34/P	31%	Razorback **	295	
Offshore Otway Basin	VicP/37(V)	100%	Halladale/Blackwatch (Field)	55	
Offshore Vietnam	Block 121	100%	Swordfish		55
Offshore Vietnam	Block 121	100%	Flounder		56
Offshore Bass Basin	T/18P	39%	Trefoil (Field)	153	
Offshore Bass Basin	T/18P	39%	White Ibis (Field)	36	
Offshore Bass Basin	T/18P	39%	Rockhopper **	148	
Offshore Bass Basin	T/18P	39%	Gentoo*	49	
Offshore Bass Basin	T/44P	60%	Silvereye **	317	

* Prospect already matured to drillable status

** Committed to drill or permit commitment to drill

(Field) - discovered field not yet booked as reserves

... and if successful have the potential to add significantly to the reserve base of the company

origin energy

Origin has a significant position in the premier geothermal resource identified to date in Australia

Long run marginal cost of electricity generation, wind v geothermal
Estimates for mature technologies



$/MWh
80-120
70-80
Wind (onshore)
Geothermal

- The lowest-cost large-scale technology likely to qualify for the new MRET is onshore wind
- Geodynamics estimates that the costs of geothermal as a mature technology will be lower

Source: Geodynamics (geothermal). McLennan Magasanik Associates, Report to Renewable Energy Generators of Australia (for wind)

082-34934

In Summary

- Origin historically has been valued as a utility-type stock with strong and reliable earnings growth (made possible by our fuel-integrated business model)
- The current share price (P/E 32) reflects a different perspective, valuing Origin as much for its resource potential as for projected earnings ...
- ... and recognises that east coast gas prices will likely increase:
  - With the introduction of domestic carbon regulation and
  - As CSG gets exposure to the international LNG market
- At higher gas prices, Origin's already significant CSG resources expand significantly due to improved economics
- Origin continues to build compelling long-term resource positions in non-CSG exploration and in geothermal, just as we did for CSG over the last decade

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	7 May 2008
From	Bill Hundy	Pages	22
Subject	**CONTACT ENERGY - INVESTOR PRESENTATION TO MACQUARIE'S AUSTRALIAN CONFERENCE.**		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

New Zealand's leading integrated energy company

Presentation to Macquarie's Australia Conference

May 2008

contact

Disclaimer

This presentation may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Snapshot of Contact Energy

- 630,000 customers (electricity, gas, LPG)
- 28% of NZ's generation from 9 power stations
  - 50% natural gas
  - 35% hydro
  - 15% geothermal
- 27% share of the electricity retail market
- 40% of the gas retail market
- 50% of the LPG market



Contact Revenue and Earnings Growth Since Listing
NZ$ Millions per FY
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004
2005*
2006
2007
Revenue
EBITDA
NPATA

*2005 shown as the 12 months to June 2005



Otahuhu B
combined cycle gas turbine 400 MW
Otahuhu A
reactive power
Auckland Sales Team
Rockgas Sales and Distribution
Te Rapa
cogeneration 44 MW
Ohaaki
geothermal 105 MW (currently operating at 42 MW)
Taranaki
combined-cycle gas turbine 377 MW
Levin Call Centre
Wairakei
geothermal 157 MW and 15 MW binary plant
Poihipi Road
geothermal 50 MW
Lower Hutt Retail Services Centre
Rockgas Sales and Distribution
Wellington
Contact Head Office
Queenstown
Rockgas Sales and Distribution
Reticulated LPG networks
Christchurch
Rockgas Sales and Distribution
Reticulated LPG networks
Clyde, Clutha River
hydro 432 MW
Roxburgh, Clutha River
hydro 320 MW
Dunedin Call Centre
Rockgas Sales and Distribution
Invercargill
Rockgas Sales and Distribution

The sector is dominated by integrated generator / retailers

- A high level of integration between generation and retail customer bases
- Three of Contact's competitors are state owned
- Contact is the only generator/retailer with access to LPG as well as natural gas



Rio Tinto supply
Average TWh (bars)
Hedge (points)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
140%
120%
100%
80%
60%
40%
20%
0%
Contact
Meridian
MRP
Genesis
Trustpower
Generation
Demand
Estimated Hedge Position

Meridian Energy	Mighty River Power	Genesis Energy	Contact Energy	TrustPower
2,640MW (hydro; wind)	1,295MW (hydro; gas, geothermal)	2,000 MW (coal, hydro, gas, wind)	1,885MW (hydro, gas, geothermal)	550MW (hydro, wind)
Elec cust 182,000	Elec cust 340,000 Gas cust 29,000	Elec cust 576,000 Gas cust 134,000	Elec cust 514,000 Gas cust 74,000 LPG cust 33,000	Elec cust 219,000

Government owned



Average Generation (TWh p.a.)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Other
Cogen
Wind
Coal
Gas
Geothermal
Hydro
Contact
Meridian
MRP
Genesis
Trustpower
Other

082-34934

Electricity demand

- Electricity demand has been growing at ~2% p.a. over the last 10 years
- Residential demand has grown despite price increases which have averaged 4.5% p.a. over the last 10 years
- Demand side is expected to absorb the moderate effects of carbon pricing without material demand destruction
- The effects of energy efficiency are more difficult to predict although the prevailing view is that domestic consumers will reallocate savings into alternative forms of consumption



Electricity Consumption (TWh)
Commercial
Industrial
Residential
2.5
6.0
7.4
8.0
16.2
12.7



Residential Demand Growth v Price Growth
Res Price Growth
Res GWh Growth

Source: Energy Data file, Sept 2006

082-34934

Electricity supply

- Wind generation, although well suited to NZ conditions, has execution risks (public opposition, Maori interests, capital cost pressures)
- However, additional wind will be built over the next 5 years which will increase volatility
- Contact's wind generation sites are well located in terms of proximity to demand (North Island) and consentability



Installed Capacity (MW)
3,000
2,500
2,000
1,500
1,000
500
0
Contact
Meridian
MRP
Genesis
Trustpower
Other
Other
Cogen
Wind
Coal
Gas
Geothermal
Hydro



Industry Generation
(Includes all CEN projects, projects disclosed by MED, and Project Hayes)
Generation (TWh)
Market share (%)
60
50
40
30
20
10
0
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2002/03
2004/05
2006/07
2008/09
2010/11
2012/13
2014/15
Hydro
Geothermal
Gen at 2%p.a.
Coal
Wind
CEN market share
Gas
Other
Wind market share

Energy and climate change policy

- **During the half year, legislation was introduced to give effect to the Government's climate change and energy policies**
- **Two major planks of Government policy:**
  - NZ Energy Strategy – 90% renewable energy by 2025
  - Economy-wide Emissions Trading Scheme that sets a market price for carbon
    - Electricity will be covered from 1 January 2010
    - Legislation is expected to be passed in calendar 2008
    - Sets market price with international linkage
    - No grandfathering for existing thermals


New Zealand Energy
Strategy to 2050
Powering Our Future

- **The Government is proposing a 10-year moratorium on new base load thermal stations to facilitate achieving 90% renewable target with some exemptions:**
  - security of supply
  - non "base-load" plants
  - replacement of retired plant
- **The policy environment provides an opportunity to leverage renewable options combined with flexible thermal projects**

Progress on Strategic Initiatives

- **Policy initiatives have placed renewable generation at centre stage**
  - NZ Energy Strategy – targets 90% renewable energy by 2025
  - Economy-wide Emissions Trading Scheme – all gases, all sectors

- **Contact has a unique set of options which can be leveraged in this environment**
  - Geothermal generation: 500 MW of new geothermal generation in various stages of development
    - Stage 1: 225 MW Te Mihi project - construction commencing late 2008
    - Stage 2: 245 MW Tauhara project - first 20 MW in construction 2008, remaining 225 MW in construction late 2009
  - Wind generation: 550 MW located on the Waikato coastline – from 2011
  - Hydro generation: 17 MW Hawea Gates project in construction from 2009. New large-scale hydro projects in development



Gas-fired generation will have a significant role

- **Contact has leading gas-fired options**
  - Gas-fired peaking plant: Up to 300 MW
    - First phase 2 x 100 MW units to be constructed adjacent to Contact's CCGT at Stratford, Taranaki - cost $250m, contracts now signed
    - Construction commenced, expected to be in operation by Winter 2010
  - Baseload CCGT: Existing consented sites for up to 800 MW which can be developed
    - if renewables cannot be delivered in time
  - Development of gas storage through Contact/Origin's acquisition of Swift Energy's NZ assets
    - Gas storage will address the loss of thermal flexibility and maximise the value from increasing volatility in the electricity market.
    - Contact's gas storage facility is expected to be in operation in 2010





A renewables scenario



Supply vs Demand: Mean Year Energy
TWh
55
50
45
40
35
30
25
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
New Hydro
New Peakers
New Wind
New Geothermal
Existing Gas
Existing Coal
Existing Renewables
EC Mean Demand (~1.4% growth)

Note: one possible scenario only.

A renewables scenario – energy shift 2008 - 2025



Supply vs Demand: Mean Year Energy
TWh
60
50
40
30
20
10
0
2008
2025
New Hydro
New Peakers
New Wind
New Geothermal
Existing Gas
Existing Coal
Existing Renewables

Note: one possible scenario only.

Geothermal: The ultimate renewable

- Cornerstone to the 90% renewables target
- Only genuine baseload renewable
- Favourable economics



- Contact's geothermal plans:

Geothermal Capacity (MW net)		
	2008	2014
Wairakei Station	157	
Wairakei Binary	14.5	14.5
Poihipi (effective)	30	50
Ohaaki (effective)	65	65
Te Mihi		225
Tauhara Binary		20
Tauhara		225
Total	**266**	**~600**



082-34934

Harnessing NZ's wind resources

- The 90% target will require significant increases in wind generation
- Contact's wind plans:
  - 550 MW Hauauru ma raki wind farm on Waikato farmland
  - Other wind sites in the North and South Islands
- Wholesale price path will trend toward a wind LRMC ($85 – 100 / MWh)
- Synergies with hydro can see water stored and used more effectively
- Will need fast-start peaking capacity as additional firming



Gas supply and demand

- **The gas market is reasonably in balance over the short to medium term**
- **Beyond 2010 the key issues for the gas market are the impact on demand of the construction of renewable generation and whether supply can be extended beyond 2015**



NZ Gas Supply / Demand Potential - PUBLIC DATA JAN 2008
PJ / annum
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Calendar Year
Karewa - Estimate
Turangi - Estimate
Kupe - Estimate
Pohokura
Maui - LT ROFR P50
Maui - LT ROFR P85
Maui
Mangahewa
Kapuni
McKee
TAW
Rimu/Kauri
Minor Fields
Demand incl strong petrochemicals
Demand incl conservative petrochemicals
Base Demand excl petrochemicals

Note: the petrochemical potential demand is based on operation of the Waitara valley methanol plant; the Motunui plant would add approx. 50PJ/a additional demand

Gas supply is increasingly inflexible

- Contact's average gas cost including transmission has risen from \$3.70/GJ in FY 03 to around \$5.02/GJ in FY 07 (an average of 9% p.a.)
- Gas prices per GJ are expected to increase about 20% per annum in this financial year
- Medium to long term gas supply contracts are increasingly less flexible as the end of Maui 367 gas approaches in June 2009


Gas sources (%) and average cost
Percent of Gas Supplied
100%
80%
60%
40%
20%
0%
Average Gas Cost Incl Tx ($/GJ)
10.0
8.0
6.0
4.0
2.0
0.0
2006/07
2007/08
2008/09
2009/10
2010/11
Maui 367
Maui ROFR
Pohokura
Others

- This is likely to result in excess gas at times of high hydro and low demand
- Contact's recently announced intention to develop a gas storage project will assist in managing this issue as well as the increasing volatility which will arise from increased wind generation

Future gas supply

- **It seems likely that gas can be secured at least to 2015**
- **Contact is currently considering its strategy for securing further supply. Key factors in determining the optimal timing will be:**
  - Assessing the impact on gas demand of alternative generation sources (wind, geothermal)
  - Ensuring that gas supply meets the demands of the generation market (less base load and more intermittent or peak use)



Gas Take
PJs Taken
80
70
60
50
40
30
20
10
0
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
Shell GSA2
Turangi
OMV (Pohokura)
ROFR P50
ROFR P85
Maui
Base Demand

Long-term gas supply

- Given the domestic position seems assured only till 2015 at the most, it remains prudent to maintain an LNG backstop
- Should LNG be required over the longer term Contact's ability to manage the supply logistics will be enhanced by the availability of gas storage
- Gasbridge is a joint venture with Genesis Energy. No decision has been made to invest in this project beyond progressing a resource consent

Gasbridge




PRELIMINARY

Prices are expected to rise

- The policy environment is clearly guiding investment toward renewables
- To realise the policy goals, wholesale prices are expected to trend toward the LRMC of wind
  - $85 -100 / MWh
- Resulting in continued upward pressure on retail prices



Entry Limit Price
$23/t carbon
120
100
80
60
40
20
0
$/MWh
12 month average wholesale price at Haywards
Wind ELP range
CCGT at $7/GJ Gas
CCGT at $10/GJ Gas
Geothermal range
Base
Range
With Carbon at $45/t

Capital expenditure

- **The future capex profile now includes about $2 billion in renewable investment as well as investments in gas peaking capacity and gas storage**



Capital and Investment Expenditure
Cost $NZMillions
700
600
500
400
300
200
100
0
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
Stay in Business
Retail and Generation Business Development

Outlook

- **Government policies**
  - supports the development of renewables
- **Reserve margins are currently tight and are expected to remain so over the medium term**
  - Contact's geothermal and gas-fired peaking projects are well placed
  - Wind will continue to increase its penetration
- **Wholesale prices are expected to trend toward the long-run marginal cost of wind**
  - Continuing the upward pressure on retail prices





contact

082-34934

To	Company Announcements Office	Facsimile	
Company	Australian Stock Exchange Limited	Date	5 May 2008
From	Bill Hundy	Pages	2
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached a letter which is being sent to all Origin Energy shareholders.

The letter is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin

2 May 2008

Dear Shareholder

PROPOSAL FROM BG GROUP PLC (BG GROUP) TO ACQUIRE ORIGIN ENERGY LIMITED

I am writing to advise you that on the evening of 29 April 2008 Origin received a proposal from BG Group to acquire all of the shares of Origin at a cash price of $14.70 per share.

Origin immediately announced to the ASX that it received the proposal to ensure that the market was properly informed. BG Group has advised that the proposal is subject to shareholder and regulatory approvals and other terms and conditions.

The proposal is being considered by Origin's Board and management and it will be discussed with BG Group. These discussions may or may not lead to an agreed transaction and we will keep you informed of any developments. **In the meantime you should take no action with respect to your Origin shares, pending further announcement.**

If you have any enquiries please contact our helpline on 1800 647 819 or +61 2 8280 7588.

Yours faithfully

Kevin McCann
Chairman

origin energy

082-34934

RECEIVED

2008 MAY 30 A 11: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 April 2008
From	Bill Hundy	Pages	16
Subject	**ORIGIN ENERGY LIMITED - QUARTERLY PRODUCTION REPORT**		

Origin Energy Limited (Origin) hereby submits this Quarterly Production report for the quarter ended 31 March 2008. This report covers the oil and gas exploration development and production activities of its wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Report for the Quarter ended 31 March 2008 covering the Exploration and Production businesses of Origin Energy Limited

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited in the areas of gas and oil exploration and production. Unless otherwise specifically stated the report does not cover operations outside of these subsidiaries, and specifically does not cover activities relating to electricity generation or energy retailing in other areas of the business.

Significant events and influences during the Quarter included:

- **Quarterly production and sales:** Total production was 3% higher at 23.8 PJe compared with the previous Quarter (23.2 PJe) and 17% higher than the comparable period in 2006/07. Increased coal seam gas (CSG) production, and the commissioning of the Otway Gas Project more than offset declines from the BassGas Project, which undertook a planned maintenance and inspection shutdown, and from the Perth Basin where production at Beharra Springs was shutdown to rectify some plant damage.

  Sales volumes at 22.4 PJe and sales revenues at $120.8 million were both 4% lower than the previous Quarter but marginally higher (by 2%) than the comparable period in 2006/07.

- **Kupe Gas Project:** Drilling of the three production wells has progressed with two of the three wells drilled to TD. Operational problems at the end of March 2008 resulted in the well KS-7 being sidetracked, which delayed the drilling campaign by about two weeks. The offshore pipeline and umbilical have now been installed and the DSV Rockwater II is presently completing post-lay stabilisation works. Detailed engineering at the production station is almost complete and construction work is progressing well. The project remains on schedule for commercial gas in mid-2009.

- **Otway Gas Project:** Initial commissioning issues with the Otway Gas Project were resolved and gas production resumed in early February 2008. 3,300 TJ of gas (Origin share 1,015 TJ) and 32.6 kbbl of condensate (Origin share 10.0 kbbl) were produced during the Quarter.

- **BassGas Project:** The gas plant began its planned maintenance and inspection shutdown on 9 February 2008. The shutdown was extended until 5 March 2008. Production since start up has experienced problems with the amine heat exchanger and these are being resolved. Sales gas production for the Quarter totalled 3,043 TJ (Origin share 1,293 TJ).

- **Spring Gully Project:** The Spring Gully gas plants have achieved peak gas sales of 93 TJ/d (approximately 91 TJ/d Origin share). Progress on Phase 5 which will lift capacity to 150 TJ/d has included:

  - the drilling of further development wells (now 36 of planned 60 have been drilled);
  - increases in compressor capacity at the Strathblane gas plant; and
  - 70% completion of earthworks at the third (Taloona) gas plant.

- **Talinga (Walloons) Project:** Production testing of the Talinga pilots continues to provide modest early sales volumes and planning has progressed for a development program including an initial 100 wells. Gas and water processing facilities have been designed to handle CSG production of 90 TJ/d.

- **Argyle/Kenya (Walloons) Project:** Gas production has been maintained at around 21 TJ/d (Origin share 8.5 TJ/d) while activities which will expand production to 120 TJ/d are underway.

- **Perth Basin:** The Beharra Springs gas production facility was brought back online on 9 February 2008 after fire damage in late December 2007. Exploration and appraisal drilling scheduled to commence during the Quarter was delayed because of the unavailability of a drilling rig.

- **Drilling Activities:**

  - **CSG:** Origin participated in a total of 42 CSG wells including 22 development wells (12 Spring Gully, 10 Fairview), 12 cored exploration/appraisal slimholes and eight exploration/ appraisal production wells.
  - **New Zealand:** Drilling of the Kupe development wells progressed with KS-6 and KS-8 cased and suspended. At the end of the Quarter, operations were in progress in KS-7 to recover pipe (the lower uncased portion of the hole has since been abandoned and a sidetrack from KS-7 drilled successfully).
  - **Surat Basin:** Two further wells have been drilled. The Emu Apple 3 appraisal well was cased and suspended as an oil producer and Riverslea East 1 was plugged and abandoned.
  - **Cooper/Eromanga Basin:** Origin participated in 17 wells (10 development and seven exploration/appraisal wells) in a program which continues to have a strong focus on oil (13 of 17 wells). Fourteen wells were successful (five oil, four oil and gas and five gas) including the discovery of one new oil pool and one new gas pool.

- **Seismic Activities:**

  - **Bass Basin:** Acquisition of the Origin operated 320 sq km Silvereye 3D Seismic Survey in the offshore Bass Basin permit, T/44P, was successfully completed.
  - **Otway Basin:** Acquisition of the Woodside operated 320 sq km Schomberg 3D Seismic Survey in the offshore Otway Basin permit, Vic/P43, was successfully completed.

- **Acquisitions:**

  - **Otway Basin:** Subject to approval by the Designated Authority, Origin has purchased Woodside's 62.5% interest in Vic/P37(V) in the Otway Basin, increasing Origin's interest to 100% in that permit which includes the Halladale and Black Watch gas fields. A Retention Lease application has been lodged over these fields.
  - **Vietnam:** Origin was advised on 28 February 2008 that it was the successful bidder for Block 121 in the Song Hong Basin, offshore Vietnam. Award of the permit is subject to a negotiated production sharing contract satisfactory to Origin and PetroVietnam.

Post Report Date Events

- **Kupe Gas Project:** The drilling operations on KS-7ST1 well, a directionally drilled sidetrack from the abandoned KS-7 well, were successfully completed and the well cased. The completion phase for the three development wells, KS-6, KS-7ST1 and KS-8, has now commenced. Once these operations have been completed, the Ensco 107 drilling rig will move to the Momoho 1 exploration well location.

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Natural Gas	PJe						
SA Cooper & SWQ		4.6	4.5	2	5.1	14.7	17.6
Bass Basin		1.3	2.2	(41)	1.5	5.7	4.6
Otway Basin (on-shore)		0.1	0.2	(39)	0.2	0.5	1.7
Otway Basin (off-shore)		1.0	-	-	-	1.1	-
Perth Basin		0.7	1.0	(30)	0.9	2.9	3.1
Coal Seam Gas		10.4	9.3	12	5.6	27.2	16.4
Surat / Denison		2.5	2.5	-	2.9	8.1	8.9
Ethane	PJe						
SA Cooper & SWQ		0.2	0.3	(22)	0.3	0.9	1.2
Total Production		20.8	20.0	4	16.5	61.1	53.5
Total Sales Volume		19.2	19.5	(2)	17.4	59.5	56.7
Total sales revenue	$M	62.7	62.8	-	59.4	196.1	192.3

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Crude Oil	kbbls						
SA Cooper & SWQ		79.6	76.7	4	71.5	223.7	231.6
Surat / Denison		9.9	9.5	4	4.1	27.7	14.1
Perth Basin		125.0	148.8	(16)	277.2	454.0	766.5
Total Production		214.5	235.0	(9)	352.8	705.4	1012.2
Total Sales Volume		310.2	331.3	(6)	419.8	975.3	1169.6
Total sales revenue	$M	32.1	30.9	4	30.6	90.5	86.0

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Condensate/naphtha	kbbls						
SA Cooper & SWQ		74.8	66.9	12	80.7	232.0	281.7
Bass Basin		55.8	85.9	(35)	68.7	235.8	235.2
Otway Basin (on-shore)		0.6	1.5	(60)	2.3	4.2	7.4
Otway Basin (off-shore)		10.0	0.2	-	-	10.2	-
Perth Basin		1.5	2.0	(25)	2.4	5.7	7.9
Surat / Denison		12.6	13.7	(8)	15.1	42.3	42.9
Total Production		155.3	170.2	(9)	169.2	530.2	575.1
Total Sales Volume		114.4	225.7	(49)	223.8	542.4	576.3
Total sales revenue	$M	11.5	19.6	(41)	15.9	46.5	41.6

082-34934

LPG	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
LPG	Ktonnes						
SA Cooper & SWQ		8.6	8.6	-	8.3	27.5	31.5
Bass Basin		3.2	6.1	(48)	3.5	15.9	10.1
Otway Basin (off-shore)		-	-	-	-	-	-
Surat / Denison		2.3	2.4	(4)	2.5	7.2	7.1
Total Production		14.1	17.1	(18)	14.3	50.6	48.7
Total Sales Volume		14.6	14.4	1	17.8	51.3	48.5
Total sales revenue	$M	14.6	12.6	16	12.2	43.2	32.7

Total All Products	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Production (all products)	PJe	23.8	23.2	3	20.3	70.5	64.9
Sales (all products)	PJe	22.4	23.4	(4)	21.9	72.6	68.9
Total sales revenue	$M	120.8	125.9	(4)	118.0	376.3	352.6

Internal & External Sales Volumes	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Total Sales Volume	PJe						
Internal		7.5	7.1	7	8.6	24.5	29.7
External		14.9	16.3	(9)	13.3	48.1	39.2
Total		22.4	23.4	(4)	21.9	72.6	68.9

Product Purchases included in above sales	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD
Total	PJe	1.0	0.7	43	1.5	3.0	3.1

Production by Basin (All products, PJe)	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Production by Basin	PJe						
SA Cooper & SWQ		6.2	6.1	2	6.7	19.5	23.2
Bass Basin		1.8	3.0	(40)	2.1	7.8	6.4
Otway Basin (on-shore)		0.1	0.2	(40)	0.2	0.5	1.8
Otway Basin (off-shore)		1.1	-	-	-	1.1	
Perth Basin		1.5	1.9	(21)	2.5	5.6	7.6
Coal Seam Gas		10.4	9.3	12	5.6	27.2	16.4
Surat/Denison		2.7	2.7	-	3.2	8.8	9.5
Total		23.8	23.2	3	20.3	70.5	64.9

Note: current Quarter production figures for some non-operated areas may include preliminary production data for the last month of the Quarter. Where necessary, previous Quarter figures may have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

1.2 Production/Sales Summary

Total production for the March 2008 Quarter was marginally higher (by 3%) at 23.8 PJe compared with 23.2 PJe of the previous Quarter and was 17% higher than the comparable period in 2006/07. Reductions in BassGas production as a result of the planned maintenance and inspection shutdown in February/March 2008 and in the Perth Basin where production at Beharra Springs was temporarily shutdown, were more than offset by increases in CSG production, up by 12% over the previous

Quarter and by 86% over the comparable period in 2006/07, and by production from the Otway Gas Project which recommenced in early February 2008.

Sales volumes were lower by 4%, 22.4 PJe against 23.4 PJe in the previous Quarter, but marginally higher (2%) against the March Quarter of the 2006/07 year. Sales revenues also fell by 4% compared with the previous Quarter but were 2% higher than in the comparable Quarter in 2006/07.

Revenues from liquids sales (crude oil and condensate combined) decreased by 14%, while sales volumes fell by 24%, in comparison with the previous Quarter. This reflects the strong world oil price recorded during the period. Liquids production decreased by 9%, compared with a 24% reduction in liquids sales volumes, relative to the previous Quarter, reflecting the timing of liftings from storage facilities.

Liquids production is expected to increase significantly once BassGas is restored to capacity and the Otway Gas Project ramps up, although these would be expected to be partially offset by a continuing decline in the Perth Basin.

2. DEVELOPMENT

2.1 Cooper/Eromanga Basin (South Australia/Queensland)

The Moonie to Brisbane oil pipeline remained shut-in during the Quarter. Crude oil continued to be exported from the basin via trucking to Dullingari or Moomba in South Australia or Lytton in Queensland. Trucking is expected to continue until a new Jackson to Moomba pipeline is commissioned during June/July 2008.

Ten development wells (four gas, three oil and three oil/gas) were drilled during the Quarter. All of the wells, the Coonatie 9, Coonatie 11, Coonatie 13 and Mudera 12 gas development wells, the Fly Lake 24, Fly Lake 25 and Tirrawarra 73 oil/gas development wells and the Cook 11, Cook 12 and Merrimelia 61 oil development wells were cased and suspended as future producers.

2.2 Onshore Otway Basin (South Australia)

No significant activity during the Quarter.

2.3 Surat Basin (Queensland)

No significant activity during the Quarter.

2.4 Denison Trough (Queensland)

A campaign of three gas development wells is scheduled to commence in the June Quarter of 2008.

2.5 Coal Seam Gas (Queensland)

2.5.1 Spring Gully

The Spring Gully gas plants achieved peak gas sales of 93 TJ/d (approximately 91 TJ/d Origin share) as production continued to ramp up during the Quarter.

Work also continued on Phase 5 which is designed to increase field deliverability and gas plant capacity to 150 TJ/d, critical to the Darling Downs Power Station and Rio Tinto Aluminium contractual commitments. This work included:

(a) The drilling of a further 12 developments wells, bringing the number of such wells to a total of 36 of the planned 60 development well campaign.

(b) Installing and commissioning the third compressor at the Strathblane gas plant. The fourth compressor at the Strathblane gas plant is currently being installed and will be commissioned in the next Quarter. The fifth compressor has completed a successful factory acceptance test and is ready for shipment.

(c) Earthworks at the Taloona gas plant commenced and were 70% complete at the end of the Quarter. The construction camp for this gas plant was delivered, installed and is operational.

2.5.2 ***Fairview***

Ten development wells were drilled in the Fairview field as part of an ongoing program designed to underwrite future production and reserves growth.

2.5.3 ***Peat***

No significant activity during the Quarter.

2.5.4 ***Talinga/Orana***

Drilling of the first phase of the Talinga development program is expected to commence during the next Quarter. The program includes an initial 100 wells and gas and water processing facilities to achieve production of 90 TJ/d. The gas from Talinga, which is owned 100% by Origin, will supplement supply from the Spring Gully field to meet gas demand from the Darling Downs Power Station and Rio Tinto Aluminium.

2.5.5 ***Argyle/Kenya/Bellevue***

Gas production from the Kenya field operated by Queensland Gas Company (QGC) was on average 21 TJ/d gross (8.5 TJ/d Origin Share). A further expansion of the Kenya/Argyle field is underway to expand the field to 120 TJ/d gross by 2010.

2.6 Onshore Perth Basin (Western Australia)

2.6.1 ***Beharra Springs***

Gas production averaged 6.5 TJ/d gross during the Quarter (4.4 TJ/d net to Origin).

Beharra Springs production was much reduced due to a shutdown until 9 February 2008 which was a result of the separator fire which occurred in late December 2007. Gradual decline of Tarantula gas production continued throughout the Quarter.

2.6.2 ***Hovea/Eremia/Xyris***

Average gross production for the Quarter through the Hovea production facility was approximately 1,400 bopd (approximately 700 bopd Origin share).

Gross gas production from the Xyris plant averaged 7.6 TJ/d (3.8 TJ/d Origin share) during the Quarter.

Hovea's production continues to produce above forecast. Hovea 4 was shut-in due to a tubing leak in mid February 2008 pending a workover.

2.6.3 *Jingemia*

Gross production during the Quarter from the Jingemia production facility averaged 1,369 bopd (around 673 bopd Origin share).

Jingemia 8 continues to produce at higher than expected oil rates. Jingemia 4 was shut-down in mid February 2008 due to a surface leak. The well is expected to be reinstated early in the next Quarter following a workover to remedy a leak to the outer casing.

2.7 Offshore Otway Basin (Victoria/Tasmania)

Initial commissioning issues with the Otway Gas Project were resolved and gas production resumed in early February 2008. Condensate sales began in March 2008 and gas production rates continued to be ramped up ahead of the planned start of LPG production in April 2008. 3,300 TJ of gas (Origin share 1,015 TJ) and 32.6 kbbl of condensate (Origin share 10.0 kbbl) were produced in the Quarter.

2.8 Bass Basin (Tasmania)

The Yolla 3 production well returned to service on 9 January 2008 after a down hole safety valve failure which had shut in the well since mid August 2007.

A planned maintenance and inspection shutdown of the gas plant began on 9 February 2008 and was extended until 5 March 2008. The extension was due to weather delays (~4 days) limiting access to the Yolla platform; expansion of scope of work (~3 days) due to additional items identified during the shutdown; and recommissioning problems with the amine system plate heat exchanger (~7 days). The gas plant has been capacity restrained due to failures of this exchanger. The plant throughput is restricted to approximately 55 TJ/d whilst this is being resolved with the assistance of the supplier.

2.9 Taranaki Basin (New Zealand)

Batch drilling of the three Kupe production wells progressed to plan until 26 March 2008, when the drillstring became stuck in the 8-1/2 inch hole section of the KS-7 well whilst making a drill string connection. All attempts to recover the drillstring failed and hence it was cut just above the reservoir and fully secured. The well has been successfully sidetracked.

The offshore pipeline and umbilical have now been installed and the DSV Rockwater II is presently completing post-lay stabilisation works. The current forecast for completion of the Rockwater II works is end April 2008, subject to weather.

Production Station design and procurement is now nearing completion with the focus on expediting construction, quality control and timely delivery of equipment (a large number of major equipment deliveries are expected in the next Quarter).

Construction works at the Production Station continued with delivery and installation of a further three modular pipe racks and the installation of six of the eight LPG bullets. Work has commenced on the erection of the tanks, truck loading bays and the permanent buildings. Both the piping and mechanical erection contractor and the electrical and instrumentation contractor have been mobilised.

The project remains on schedule for commercial gas in mid-2009.

3. EXPLORATION

3.1 Cooper/Eromanga Basin (South Australia/Queensland)

Origin participated in the drilling of five South Australian Block oil delineation wells, one South Australian Unit oil/gas well and one Southwest Queensland Block oil appraisal well during the Quarter.

In respect of the five oil delineation wells drilled in South Australia, three wells were cased and suspended as future oil producers and two wells were plugged and abandoned. Squalo 1 is a new, small Jurassic oil pool discovery. The Mudera North 1 well, while drilled to target oil in the Birkhead/Hutton formations, encountered good gas shows in the Coorikiana Sandstone and was subsequently cased and suspended as a future gas producer.

The one South Australian Unit oil/gas appraisal well, Tirrawarra 75, was drilled to target Patchawarra Formation gas and Tirrawarra Formation oil in the northeast part of the Tirrawarra field. The well was cased and suspended as a Permian oil/gas producer after the running of wireline logs.

Cook 10 was drilled as an oil appraisal well in the Aquitaine B Bock. Wireline logs indicated sub-commercial oil pay and the well was plugged and abandoned.

3.2 Onshore Otway Basin (South Australia)

A cased hole test over a single zone in the Laira Formation in the Glenaire 1 ST1 was completed in January 2008. An oil flow was measured at an uneconomic rate and the well was suspended pending abandonment and rehabilitation of the site.

3.3 Surat Basin (Queensland)

The Emu Apple 3 oil appraisal well commenced drilling on 2 January 2008. The well was cased and suspended as a future Boxvale Sandstone oil producer after wireline logging.

The Riverslea SE 1 well commenced drilling on 10 February 2008. The well encountered only weak oil shows in poorly developed upper Boxvale Sandstone and was subsequently plugged and abandoned.

3.4 Denison Trough (Queensland)

No significant activity during the Quarter.

3.5 Coal Seam Gas (Queensland)

3.5.1 Surat Basin

Five core holes, Carinya 2 (ATP 847P), Clifford 1 (ATP 592P), Pine Hills 1 (ATP 606P), Ramyard 1 (ATP 847P) and Condabri 3 (ATP 702P) were drilled in Origin's operated Walloon permits during the Quarter.

An 8 km 2D seismic test line using Velseis "Envirovibe" vibroseis trucks was acquired in ATP 702P during the Quarter.

In Origin's non-operated Walloon permits, three core holes, Jen 1 (ATP 648P), Michelle 1 (ATP 648P) and Matilda-John 1 (ATP 620P) were drilled. Eight production/DST wells were also drilled in ATPs 620P and 648P during the Quarter at Sean 3, Sean 4, Jordan 1 and Jen 2 (ATP 648P) and Codie 8, Codie 9 and Codie 10 and Lauren 48 (ATP 620P).

In the non-operated ATP 631P permit, four Walloon core holes were drilled at Treville Downs 1, Angry Jungle 1, Ben Bow 1 and Wingfield Park 1.

Production testing of the Bellevue Pilot in ATP 610P continued during the Quarter. A further six Bellevue appraisal wells were drilled on a sole risk basis by QGC and are expected to be tested over the coming Quarter for reserves certification. Origin has an option to participate in these wells at a future date subject to commercial assessment.

Two five-well production pilots at Codie and Lauren in ATP 620P, which have been completed over the Jundah and Taroom Coal Measures, will be production tested over the coming Quarter for reserves certification process.

3.5.2 *Bowen Basin*

No significant activity during the Quarter.

3.6 Onshore Perth Basin (Western Australia)

The Freshwater Point 1 exploration well in EP413 is expected to be drilled in the June Quarter of 2008.

Exploration drilling to evaluate potential gas reserves in the deeper Irwin River Coal Measures and High Cliff Sandstone reservoirs has been delayed due to the unavailability of a drilling rig. It is now scheduled to take place during the second half of 2008.

Reprocessing of the Drakea 3D seismic data is in progress.

3.7 Offshore Otway Basin (Victoria/Tasmania)

Post-stack depth migration (PSDM) processing of part of the Aragorn 3D seismic survey in T/30P and adjoining T/34P was completed during the Quarter. Interpretation is continuing utilising the new PSDM data.

Acquisition of the Schomberg 3D (320 sq km) seismic program in VIC/P43 commenced on 4 February 2008 and was completed on 22 February 2008.

3.8 Bass Basin (Tasmania)

Four firm rig slots for exploration and development well drilling have been secured in the schedule of the semi-submersible Kan Tan IV which is expected to be available late 2009/early 2010. Well locations for the drilling program are being considered.

Acquisition of the Silvereye 3D (320 sq km) seismic program in T/44P commenced on 2 January 2008 and was completed on 29 January 2008.

3.9 Bonaparte Basin, Western Australia/Northern Territory

Processing of the 940 sq km 3D seismic survey acquired over the Petrel field is in progress.

3.10 Taranaki Basin (New Zealand)

In PEP 38485, the results of the Moana 1 well, drilled in the previous Quarter, are being reviewed.

The Momoho 1 exploration well in PML 38146 is scheduled for drilling at the conclusion of the Kupe development well program.

3.11 Offshore Northland Basin (New Zealand)

Interpretation of the 433 sq km Nimitz 3D seismic survey and 1,904 km Pantheon 2D seismic survey acquired in PEP 38619 and the 1,224 km Akira 2D seismic survey acquired in PEP 38618 is ongoing.

3.12 Offshore Canterbury Basin (New Zealand)

Interpretation of the 917 km Caravel (PEP 38262) and the 1,317 km Wherry (PEP 38264) 2D seismic surveys has been completed. The large Caravel and Carrack structures have been delineated in this work.

Various geological and geophysical projects including basin modeling, AVO (amplitude versus offset) and amplitude studies and PSDM were completed during the Quarter.

3.13 Offshore Lamu Basin (Kenya)

Prospect level interpretation of the 2006 Lamu Marine Seismic Survey and reprocessed 2003 vintage seismic data in Blocks L8 and L9 was completed.

Various geological and geophysical projects including basin modeling were completed during the Quarter.

4. DRILLING ACTIVITY

4.1 Exploration/Appraisal

The table below summarises the exploration and appraisal drilling undertaken in the Quarter:

Well	Basin/Area	Target	Origin Interest %	Well Status
Cook 10	Eromanga - SWQ	Oil	25.00	P&A
McKinlay 8	Cooper/Eromanga - SA	Oil	13.19	P&A
Mudera North 1	Cooper/Eromanga - SA	Oil	13.19	C&S, Gas
Mudlalee 5	Cooper/Eromanga - SA	Oil	13.19	P&A
Mudlalee 6	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Squalo 1	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Tirrawarra 75	Cooper/Eromanga - SA	Oil/Gas	13.19	C&S, OG
Emu Apple 3	Surat Basin	Oil	90.00	C&S, Oil
Riverslea SE 1	Surat Basin	Oil	75.00	P&A
Carinya 2	Surat Basin - Qld	CSG	100.00	Slimhole CSG
Clifford 1	Surat Basin - Qld	CSG	94.50	Slimhole CSG
Pine Hills 1	Surat Basin - Qld	CSG	92.72	Slimhole CSG
Ramyard 1	Surat Basin - Qld	CSG	92.72	Slimhole CSG
Condabri 3	Surat Basin - Qld	CSG	100.00	Slimhole CSG
Jen 1	Surat Basin - Qld	CSG	31.25	Slimhole CSG
Michelle 1	Surat Basin - Qld	CSG	31.25	Slimhole CSG
Matilda-John 1	Surat Basin - Qld	CSG	40.625	Slimhole, CSG
Codie 8	Surat Basin - Qld	CSG	40.625	Prod/DST, CSG
Codie 9	Surat Basin - Qld	CSG	40.625	Prod/DST, CSG
Codie 10	Surat Basin - Qld	CSG	40.625	Prod/DST, CSG
Lauren 48	Surat Basin - Qld	CSG	40.625	Prod/DST, CSG
Sean 3	Surat Basin - Qld	CSG	31.25	Prod/DST, CSG
Sean 4	Surat Basin - Qld	CSG	31.25	Prod/DST, CSG
Jordan 1	Surat Basin - Qld	CSG	31.25	Prod/DST, CSG
Jen 2	Surat Basin - Qld	CSG	31.25	Prod/DST, CSG
Treville Downs 1	Surat Basin - Qld	CSG	18.10	Slimhole, CSG
Angry Jungle 1	Surat Basin - Qld	CSG	18.10	Slimhole, CSG
Wingfield Park 1	Surat Basin - Qld	CSG	18.10	Slimhole, CSG
Ben Bow 1	Surat Basin - Qld	CSG	18.10	Slimhole, CSG

4.2 Development

The table below summarises the development drilling undertaken in the Quarter:

Well	Basin/Area	Target	Origin Interest %	Well Status
Kupe KS-6	Taranaki Basin - NZ	Gas	50.00	C&S, Gas
Kupe KS-7	Taranaki Basin - NZ	Gas	50.00	Lower hole abandoned - sidetracked
Kupe KS-8	Taranaki Basin - NZ	Gas	50.00	C&S, Gas
Cook 11	Eromanga - SWQ	Oil	25.00	C&S, Oil
Cook 12	Eromanga - SWQ	Oil	25.00	C&S, Oil

Well	Basin/Area	Target	Origin Interest %	Well Status
Coonatie 11	Cooper/Eromanga - SA	Gas	10.54	C&S, Gas
Coonatie 13	Cooper/Eromanga - SA	Gas	10.54	C&S, Gas
Coonatie 9	Cooper/Eromanga - SA	Gas	10.54	C&S, Gas
Fly Lake 24	Cooper/Eromanga - SA	Oil/Gas	13.19	C&S, OG
Fly Lake 25	Cooper/Eromanga - SA	Oil/Gas	13.19	C&S, OG
Merrimelia 61	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Mudera 12	Cooper/Eromanga - SA	Gas	13.19	C&S, Gas
Tirrawarra 73	Cooper/Eromanga - SA	Oil/Gas	13.19	C&S, OG
Fairview 196	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 171	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 172	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 176	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 173	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 179	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 198	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 199	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 201	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 205	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Spring Gully 100	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 93	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 94	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 95	Bowen Basin - Qld	CSG	99.725	C&S,CSG
Spring Gully 96	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 97	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 81	Bowen Basin - Qld	CSG	99.725	C&S,CSG
Spring Gully 84	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 87	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 85	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Durham Ranch 33	Bowen Basin - Qld	CSG	94.50	C&S, CSG
Durham Ranch 81	Bowen Basin - Qld	CSG	94.50	C&S, CSG

5. ACQUISTIONS/DIVESTMENTS

During the Quarter:

- Origin was advised on 28 February 2008 that it has been the successful bidder for Block 121 in the Song Hong Basin, offshore Vietnam. Award of the permit is subject to a negotiated production sharing contract (PSC) satisfactory to Origin and PetroVietnam.

- Transitional activities to effect the transfer to Origin of the Swift Energy New Zealand assets following the sale and purchase agreement signed in the previous Quarter have progressed and are expected to be completed by mid next Quarter.

- The Farmin Agreement between ARC (Bass Gas) Pty Ltd (ARC) and Origin in relation to T/44P was executed by all parties on 27 February 2008. Subject to approval by the Designated Authority, the farmin will reduce Origin's interest in the permit from 100% to 60%. ARC will also have an option to increase its interest to 50% by further contributing to the first commitment well.

- Subject to the appropriate approvals of the Designated Authority, Origin has purchased Woodside's 62.5% share of Vic/P37(V) in the offshore Otway Basin under an agreement dated 6 February 2008. The acquisition will increase Origin's interest in the permit to 100%. The permit contains the Halladale and Black Watch gas fields.

- A Retention Lease application over the Halladale and Black Watch gas fields within VIC/P37(V) was submitted to the Designated Authority on 29 February 2008.

- An application to surrender exploration permit VIC/P41(V) in the offshore Otway Basin was submitted to the Designated Authority on 31 January 2008.

6. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Exploration/ Appraisal		14,533	12,004	21	17,369	25,973	38,624
Development/ Plant		94,203	75,883	24	85,463	163,278	232,789
Total		108,736	87,887	24	102,832	189,252	271,413

	NZ$'000	This Quarter	Previous Quarter	% Change	3rd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Exploration/ Appraisal		269	7,912	(97)	3,948	10,208	5,788
Development/ Plant		86,854	82,133	6	30,159	222,568	60,137
Total		87,123	90,045	(3)	34,107	232,776	65,925

NB: E & D Expenditure excludes acquisitions and corporate plant & equipment.

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

082-34934

7. ORIGIN'S INTERESTS

Origin holds the following interests:

Basin/Project Area	Permits (Interest) (* Denotes Operatorship)
Australia	
Surat Basin (Qld)	PL 14 (100%*); PLs 56 and 74 (69.0%*); PL 30 (75.0%*); PLs 21, 22, 27 and 64 (87.50%*); PLs 53, 174 and 227 (100%*); ATP 470P Redcap (90.0%*); ATP 470P Formosa Downs (49.50%*); PL 71 (Production) (90.0%*); PL 71 (Exploration) (72.0%*); PL 70 (100%*) and PL (Application) 264 (90%*); ATP 471P Weribone Pooling Area (50.64%*); ATP 336P and PLs 10W, 11W, 12W, 28W, 69 and 89 (46.25%); PL 11 Snake Creek East 1 Exclusion Zone (25.0%); ATP 647P (Block 2656 only) (50.0%*); and ATP 754P (50.0%*).
Denison Trough (Qld)	PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 and 218 (50.0%*); ATP 337P (50.0%); ATP 337P Mahalo (30.0%); and ATP 553P (50.0%)
Galilee Basin (Qld)	ATPs 666P, 667P and 668P (ATP 668P being transferred to Origin) (100.0%*))
CSG (Qld)	
- Spring Gully	PLs 195 and 203 and ATP 592P (94.50%*); PL 204 (99.725%*); and PL 200 (95.7104%*)
- Fairview	PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 and ATP 526P (23.93%)
- Peat	PL 101 (100%*)
- Argyle/Kenya/Bellevue	PLs 179, 180(A), 228 and 229 and ATP 620P (40.625%), ATP 610P and PL 247(A) (29.375%); and ATP 648P, PL 257(A) and PL 259(A)(31.25%)
- Talinga/Orana	PLs 209, 226, 215(A), 216(A) and 225(A) and ATP 692P (100%*)
- Other(Bowen Basin)	PLs 219 and 220 (100%*); ATP 653P and ATP 745P (23.85%); and ATP 804P (29.29825%)
- Other (Surat Basin)	ATP 606P (92.7162%*); ATP 631P (18.0965%); ATP 663P (100%*); ATP 702P (100.0%*); ATP 792P (92.7162%*) and ATP 793P (100.0%*) (ATPs 792P and 793P subject to EA approval)
Onshore Otway Basin	
- SA	PRL 13 (50.0%); PRL 1 and 2 and PPLs 62,168 and 202 (100.0%*)
- Victoria	PPLs 6 and 9 and PRL 1 (90.0%*); PPLs 4, 5, 7, 10 and 12 (100.0%*); PPL 2 (Ex. Iona) (100.0%*); PPL 8 (100.0%*); and PEP 160 (20.0%)
Offshore Otway Basin	
- Victoria	VIC/L23 and VIC/P43 (30.75%); and VIC/P37(V) (100.0%*, subject to DA approval)
- Tasmania	T/L2, T/L3, T/30P and T/34P (30.75%)
Bass Basin (Tasmania)	T/L1 and T/RL1 (42.50%*); T/18P (39.0%*); and T/44P (100.0%* reducing to 60.0%*, subject to DA approval)
Onshore Perth Basin (WA)	EP 320 and L11 (67.0%*); EP 368 (15.0%); EP 413 and L14 (49.189%*); and L1/L2 (excluding Dongara, Mondarra and Yardarino) (50.0%)
Offshore Bonaparte (WA/NT)	NT/RL1 and WA6R (5.0%)
Cooper Basin	
- Qld	SWQ Unit Subleases (16.7375%); Aquitaine A & B Blocks and associated PLs (25.0%); Aquitaine C Block and associated PLs (27.0%); and Wareena Block and associated PLs (10.0%)
- SA	SA Unit PPLs (13.19%); Patchawarra East Block PPLs (10.536%); Reg Sprigg West Unit (PPLs 194 and 211) (7.902%)

Basin/Project Area	Permits (Interest) (* Denotes Operatorship)
New Zealand	
Taranaki Basin	PMP 38151, PMP 38155, PML 38138, PML 38139, PML 38140 and PML 38141 (100%*) (subject to completion of dealing and Ministerial approval) and PML 38140 (below base of Tikorangi Formation), PML 38141 (below base of Tikorangi Formation), PEP 381201 and PEP 38495 (50.0%*) (subject to completion of dealing and Ministerial approval).
	PML 38146 (50.0%*) and PEP 38485 (33.333%)
Northlands Basin	PEP 38618 and PEP 38619 (50.0%*)
Canterbury Basin	PEP 38262 and 38264 (100.0%*)
Kenya	
Lamu Basin	L8 and L9 (75.0%*)
Vietnam	
Song Hong Basin	Block 121 (100.0%*) (Subject to negotiated PSC)

8. CONVERSION FACTORS AND ABBREVIATIONS

8.1 Conversion Factors

Crude oil	0.00583	PJ/kbbls
Condensate	0.00541	PJ/kbbls
LPG	0.0493	PJ/ktonnes
Ethane	0.0517	PJ/ktonnes

8.2 Abbreviations

barrels	an international measure of oil production. 1 barrel = 159 litres
bopd	barrels of oil per day
bwpd	barrels of water per day
C&C	cased and completed
C&S	cased and suspended
CSG	coal seam gas
CTU	coiled tubing unit
DA	designated authority
EA	environmental authority
GJ	Gigajoule = 10^9 joules
joule	a measure of energy
Kbbls	Kilo barrels = 1,000 barrels
Ktonnes	Kilo tonnes = 1,000 tonnes
LPG	liquid petroleum gas
mmscfd	million standard cubic feet per day
PSDM	post stack depth migration (seismic processing)
P&A	plugged and abandoned
P&S	plugged and suspended
PSC	production sharing contract
PJ	petajoule = 10^{15} joules
PJe	petajoule equivalent, a measure used to express the volume of different petroleum products on the basis of the energy contained in the product
TD	total depth
TJ	terajoule = 10^{12} joules
TJ/d	terajoules per day
Water Inj	water injection well

082-34934

origin energy

RECEIVED

2008 MAY 30 A 11: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 April 2008
From	Bill Hundy	Pages	2
Subject	PROPOSAL FROM BG GROUP PLC ("BG GROUP") TO ACQUIRE ORIGIN ENERGY LIMITED ("ORIGIN")		

Please find attached an ASX Release.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

30 April 2008

Proposal from BG Group plc ("BG Group") to acquire Origin Energy Limited ("Origin")

BG Group, a global integrated gas major, approached Origin yesterday evening with a proposal to acquire all of the shares in Origin at a cash price of A$14.70 per share.

BG Group has advised that the proposal is subject to shareholder and regulatory approvals and other terms and conditions common to transactions of this type.

Origin has not yet considered the proposal. Discussions between the parties will take place and shareholders will be advised of the outcome. These discussions may or may not lead to an agreed transaction. Origin shareholders should take no action with respect to their Origin shares, pending further announcement.

For further enquiries contact:

Bill Hundy
Company Secretary
Origin Energy Limited
Telephone: (02) 8345 5467

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	2 May 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$5.718196**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 April 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**878,407,392**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,065,530 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 May 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	1 May 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

1 May 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 30 April, the 5-1/2 inch production tubing and down-hole monitoring equipment has been suspended on Kupe South 7 Sidetrack 1 (KS-7 ST1) and the Production Tree installed. The rig has moved from KS-7 ST1 to Kupe South 6 (KS-6) and the clean-out assembly for the 5 inch liner has been deployed as part of the on-going completion programme.

Following an inflow test, the well will be displaced to completion fluid and a cement bond evaluation log conducted prior to running the production tubing and down-hole monitoring equipment.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch	6-1/8 inch
KS-6	560m	2,000m	2,895m	3,385m	
KS-7	566m	2,000m	3,116m	3,454m	
KS-7 ST1					3,503m
KS-8	568m	2,184m	3,429m	3,834m	

*Depths are cumulative and show total well depth.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Aline van Deventer
Analyst, Investor Relations, Origin Energy
Tel: +61 2 8345 5589
Email: aline.vandeventer@originenergy.com.au

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 April 2008
From	Bill Hundy	Pages	4
Subject	CONTACT ENERGY QUARTERLY REPORT.		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Quarterly operational data
for the quarter ended 31 March 2008

30 April 2008

contact

Generation and retail sales data

		Quarter ended 31 March 2008	Quarter ended 31 March 2007	Nine months ended 31 March 2008	Nine months ended 31 March 2007
Thermal generation	GWh	1,019	1,059	3,840	3,752
Geothermal generation	GWh	542	467	1,627	1,464
Hydro generation	GWh	828	862	2,796	2,769
Total Generation	GWh	2,389	2,388	8,263	7,984
Average wholesale electricity price [1]	$	107.47	43.25	65.58	48.98
Average energy purchase price	$	121.09	44.75	73.14	52.26
Gas used in internal generation	PJ	8.0	8.6	30.1	29.8
Retail electricity sales	GWh	1,772	1,721	5,836	5,672
Retail gas sales	PJ	0.6	0.7	2.8	3.5
Wholesale gas sales	PJ	5.3	5.2	11.9	8.5
LPG sales	tonnes	15,644		61,557	

[1] This price excludes contracts for differences

	As at 31 March 2008	As at 31 Dec 2007	As at 31 March 2007
Electricity customer numbers	517,000	514,000	512,000
Gas customer numbers	74,000	74,000	75,000

082-34934

contact

082-34934

origin energy

RECEIVED
2008 MAY 30 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 April 2008
From	Bill Hundy	Pages	2
Subject	**ORIGIN ENERGY LIMITED ("ORIGIN") ANNOUNCES PROPOSAL FROM BG GROUP plc ("BG GROUP") TO ACQUIRE ORIGIN.**		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

contact.

30 April 2008

Origin Energy Limited ("Origin") announces proposal from BG Group plc ("BG Group") to acquire Origin

Origin, which owns 51.4 per cent of Contact, announced this morning to the ASX that BG Group, a global integrated gas major, approached Origin yesterday evening with a proposal to acquire all of the shares in Origin at a cash price of $A14.70 per share.

BG Group has advised that the proposal is subject to shareholder and regulatory approvals and other terms and conditions common to transactions of this type.

Origin has said that it has not yet considered the proposal and that these discussions may or may not lead to an agreed transaction.

Contact Energy has no information from BG Group or Origin as to any implications this proposal may have for Contact or its shareholders. Contact will inform shareholders of any further developments as they arise.

For further enquires contact:

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	28 April 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,410
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**19,410 @ $5.718196** **20,000 @ $4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**24 April 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**878,372,192**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,100,730 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 28 April 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	24 April 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

24 April 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 23 April, the 6-1/8 inch section of Kupe South 7 Sidetrack 1 (KS-7 ST1) has been evaluated with wire-line logs and the 5 inch liner successfully set and cemented. This now completes the Drilling phase of the Kupe campaign.

The Completion phase of the three development wells has now been initiated starting with KS-7 ST1 where, the Completion tubing and down-hole monitoring equipment will be installed before moving to Kupe South 8 (KS-8).

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch	6-1/8 inch
KS-6	560m	2,000m	2,895m	3,385m	
KS-7	566m	2,000m	3,116m	3,454m	
KS-7 ST1					3,503m
KS-8	568m	2,184m	3,429m	3,834m	

*Depths are cumulative and show total well depth.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Aline van Deventer
Analyst, Investor Relations, Origin Energy
Tel: +61 2 8345 5589
Email: aline.vandeventer@originenergy.com.au

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	23 April 2008
From	Bill Hundy	Pages	3
Subject	**ORIGIN SIGNS NEW GAS AGREEMENT WITH ESSO AUSTRALIA AND BHP BILLITON.**		

For your information please find attached an ASX Release relating to a new gas supply agreement between Origin and the Esso Australia and BHP Billiton joint venture.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX/Media Release

23 April 2008

Origin signs new gas agreement with Esso Australia and BHP Billiton - strengthening retail gas portfolio

Origin Energy today announced it has entered into a Gas Supply Agreement with the Esso Australia Resources Pty Ltd and BHP Billiton Gippsland Basin joint venture to purchase up to 250 petajoules (PJ) of natural gas over 10 years.

The Esso Australia-BHP Billiton contract is expected to commence late 2009, providing a smooth transition from the current Gascor contract.

Origin Chief Operating Officer Karen Moses said the contract would significantly contribute to meeting Origin's retail gas demand in south-eastern Australia.

"The contract strengthens Origin's long term gas position. We continue to maintain a highly flexible gas supply portfolio by developing our own equity gas reserves and contracting from a range of other gas suppliers.

"Together with our current equity gas reserves, the contract will help service customers across south-eastern Australia and potential new generation projects such as Origin's proposed Mortlake Power Station.

"The contract supports our business strategy and position as Australia's leading fuel integrated generator and retailer," she said.

Origin has developed its own sources of gas supply in Victoria through the BassGas development south-east of Melbourne, which currently contributes 20 PJ annually to Origin's gas supply arrangements and the Otway Gas Project in south-western Victoria which, when fully operational, will contribute an additional 30 PJ per annum.

In addition, Origin has recently announced the acquisition of the Halladale and Black Watch exploration permit in the Otway basin which may supplement this gas supply and add further flexibility to Origin's gas supply portfolio.

For more information:

For Media - Origin Energy

Michelle Hindson
Acting General Manager, Corporate Communications
Ph: 02 8345 5217
Mobile: 0414 207 049

For Investors - Origin Energy

Aline Van Deventer
Investor Relations
Ph: 02 8345 5589
Mobile: 0413 680 870

082-34934

***About Origin Energy** - Origin is one of Australasia's leading integrated energy companies focused on gas and oil exploration and production, power generation and energy retailing. Listed in the ASX top 50, with a market capitalisation of around $7.5 billion, Origin is both a producer and retailer of energy. Our strengths come from our integration across the supply chain, from exploration and production to the supply of energy to over 3 million customer accounts. Origin's portfolio of assets together with more than 3,000 employees, provide flexibility, stability and significant opportunities for growth in the ever changing energy industry. Origin is also the major shareholder in New Zealand's Contact Energy. Origin is the Ethical Investor 2007 Sustainable Company of the Year.*

origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	22 April 2008
From	Bill Hundy	Pages	9.
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	54,080
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	42,400 - 17 April 2008 11,640 - 21 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	878,332,782	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,140,140 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 22 April 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 April 2008
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3Y NOTICE**		

Please find attached Appendix 3Y - Change of Director's Interest Notice for:

- B G Beeren

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ORIGIN ENERGY LIMITED**
ABN	**30 000 051 696**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	14 April 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	17 April 2008
No. of securities held prior to change	225,200 Ordinary Fully Paid Origin Energy Shares held directly 549,820 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 9,405 Ordinary Fully Paid Contact Energy Shares held indirectly
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	Nil
Number disposed	50,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	30,000 @ $9.60 per share 20,000 @ $9.62 per share
No. of securities held after change	175,200 Ordinary Fully Paid Origin Energy Shares held directly 549,820 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 9,405 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	17 April 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

17 April 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 16 April, the 6-1/8 inch section of Kupe South 7 Sidetrack 1 (KS-7 ST1) has been drilled to a final depth of 3,503m MDRT (measured depth from rotary table).

Over the last week, the abandonment of the 8-1/2 inch section of the Kupe South 7 (KS-7) well was successfully completed. The well, renamed Kupe South 7 Sidetrack 1 (KS-7 ST1) was directionally drilled away from the original hole from below the 9-5/8 inch casing shoe, a 7 inch liner set down to the top of the reservoir and the reservoir section redrilled.

The reservoir section will now be evaluated with wire-line logs and upon completion the 5 inch liner will be set and cemented.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch	6-1/8 inch
KS-6	560m	2,000m	2,895m	3,385m	
KS-7	566m	2,000m	3,116m	3,454m	
KS-7 ST1					3,503m
KS-8	568m	2,184m	3,429m	3,834m	

*Depths are cumulative and show total well depth.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley: +64 21 455 922

Investors:
Frank Calabria, Chief Financial Officer, Origin Energy
Tel: +61 2 8345 5567
Email: frank.calabria@originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	16 April 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**15 April 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**878,278,702**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,194,220 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 16 April 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 April 2008
From	Bill Hundy	Pages	4
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached Origin Energy's Half Yearly Report to Shareholders for the Half Year Ended 31 December 2007, which is being sent to Shareholders today.

The report is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Half Yearly Report to Shareholders

FOR THE HALF YEAR ENDED 31 DECEMBER 2007

origin energy

Dear Shareholders,

On 28 February we announced an Underlying Profit for the half year ended 31 December 2007 of $200 million, a decline of 3% on the Underlying Profit in the prior corresponding period.

The first half performance was achieved in an environment of historically high wholesale costs for the procurement of electricity, natural gas and LPG for our Retail operations. The second half is expected to see a return to historical margins as the result of tariff adjustments and moderation of these high energy procurement costs. In addition we expect a higher contribution from our Exploration and Production business as the Otway Gas Project comes on line and coal seam gas production continues to grow.

Statutory Profit was $335 million, an increase of 44% on the prior half year, and Statutory earnings per share were 38.3 cents, an increase of 32%.

The Statutory Profit contains a number of significant items including profit from the sale of businesses and assets, changes in the fair value of financial instruments and one-off costs associated with both Contact Energy's retirement of the New Plymouth Power Station and Origin Energy's acquisition of Sun Retail. These items have been adjusted for in the Underlying Profit. Accordingly we consider that the reported Underlying Profit is a more appropriate measure of Origin Energy's financial performance for the period.

The sale of the Networks business was settled in two tranches in late June and early July 2007. It made no contribution to the operational performance of the business in the six months to 31 December 2007.

We are pleased to report our total recordable incident frequency rate (TRIFR) improved by 53% from 22.8 at 31 December 2006 to 10.6 at 31 December 2007. Since 30 June 2007, our TRIFR has decreased from 12.3 to 10.6. The continued improvement on our safety record is a high priority across our business.

In December 2007, we were awarded the 2007 Sustainable Company of the Year by Ethical Investor Magazine, recognising our broad leadership and achievements in sustainability, workplace and community programs and our commitment in providing easy and affordable green options to our customers.

Dividend

The company's Directors have declared an interim dividend of 12 cents per share fully franked, an increase of 20% on the prior corresponding period. This will be payable on 4 April 2008 to shareholders on record on 11 March 2008.

Outlook

Based on current market conditions we expect a strong performance in the second half and believe we should deliver an increase in Underlying Profit for the current financial year of at least 15%.

Significant capital expenditure programs will continue to be undertaken in our Exploration and Production and Generation businesses. This is in addition to continuing to invest in the development of low emission technologies, such as geothermal and wind projects in both Australia and New Zealand and continuing investments in the commercialisation of SLIVER® solar photovoltaic technology.

Recent additions to our debt facilities, together with strong cash flow, see us well placed to continue to access funds for the company's ongoing development and growth.

Kevin McCann
Chairman

Grant King
Managing Director

Half year in brief

- Sales revenue and other income up 33% to $3,828 million.
- EBITDAF up 3% to $608 million.*
- Underlying Profit down 3% to $200 million.
- Underlying earnings per share 22.9 cents, down 11% on expanded capital base.
- Operating cash flow after tax (OCAT) up 5% to $385 million.
- Interim dividend declared of 12 cents per share fully franked, an increase of 20%.

* EBITDAF is compared with the prior year on the basis of continuing businesses

Cover: Ensco 107 drilling rig over the Kupe offshore platform in New Zealand.

Shareholding enquiries
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone 1300 664 446
e-mail registrars@linkmarketservices.com.au
Web site www.linkmarketservices.com.au

Other enquiries
Company Secretary
Origin Energy Limited
GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
e-mail investor.relations@originenergy.com.au
Web site www.originenergy.com.au

Origin Energy Limited
ABN 30 000 051 696

Mixed Sources

origin energy

Operations Review

Exploration and Production



Record production, sales volumes and revenue were achieved for the December half year. Growth in production from our coal seam gas (CSG) and BassGas assets more than offset the anticipated decline in our more mature production assets, particularly the Cooper and Perth basins. Our equity share of CSG production reached a milestone of 100TJ/d in mid-December 2007, reinforcing our position as Australia's largest CSG producer.

EBITDAF of $133 million was 5% lower than last half year, largely due to an increase in exploration expenses of $9 million.

Looking ahead annual production will continue to grow as we address existing contracts and commence ramping up for new contractual commitments in 2010.

The Otway Gas Project has commenced commissioning and the Kupe Gas Project remains on track for commissioning in mid-2009. We also acquired Woodside's interest in exploration permits covering the Halladale and Blackwatch gas fields in the offshore Otway Basin in Victoria and we are in the process of completing the acquisition of a range of production and exploration assets from Swift Energy in New Zealand.

Generation



Operating performance of the Generation business was consistent with the prior corresponding period.

The only significant change in the business between the current and prior corresponding period was the termination of the Mt Stuart Power Purchase Agreement. As a result, contracts with Enertrade, a third party, have been replaced by an internal contract with our Retail business. The non-recurrence of a capacity payment of $18 million under that contract means that EBITDAF decreased by 38% from $46 million to $28 million.

Origin Energy is pursuing a significant portfolio of growth opportunities in the Generation business in Australia. We are currently committed to the development of over 870MW of gas capable generation including the Darling Downs Power Station (630MW) and expansion of the Mt Stuart and Quarantine power stations by 126MW and 120MW respectively. We are also seeking tenders for the construction of a 500MW power station at Mortlake in Victoria.

Our commitment to renewable energy generation has continued with additional interests acquired in geothermal projects and the commitment to construct our first wind farm at Cullerin Range in New South Wales with a capacity of 30MW. We are also continuing to pursue the commercial development of our SLIVER® solar photovoltaic cells.

Retail



During the six months to December 2007 the Retail business successfully progressed integration of the Sun Retail acquisition, increased its customer numbers by over 21,000 accounts across electricity, natural gas and LPG, and maintained a 33% market share of accredited GreenPower accounts.

Sales volumes and revenues for Retail were a record for the first half, following the acquisition of Sun Retail in February 2007. EBITDAF grew by 21% to $201 million with significant increases in the wholesale cost of energy purchases across the whole of the Retail business partially offsetting the uplift in contribution from Sun Retail.

Our customer numbers increased by more than 21,000 accounts across the business, notwithstanding the introduction of full retail contestability in the Queensland electricity market and a related increase in customer churn.

We remain the market leader in green energy with over 361,000 signed green gas and electricity customers, a 33% total market share.

In November 2007, our GreenPower products once again achieved the highest ranking in Green Electricity Watch (a representative group of environmental NGOs, and led by the Australian Conservation Foundation). This is the fourth time that a selection of our products has been recognised as market leading by the Green Electricity Watch.

Contact Energy



Contact Energy contributed $246 million to EBITDAF, 4% higher than the $238 million recorded for the prior corresponding period.

The main factors contributing to this result were:

- An increase in electricity generation.
- An increase in total electricity revenue, driven by 3% increases in both volume and price of retail sales.
- Higher operating revenue and costs increased as a result of the addition of the Rockgas LPG business purchased from Origin Energy, partially offset by higher costs.
- A 20% increase in the average per unit cost of natural gas.

Contact Energy is also pursuing a number of exciting generation opportunities to complement its existing diversified portfolio of thermal, geothermal and hydro generation. This includes additional geothermal projects (up to 500MW), wind developments (up to 550MW), gas-fired power generation (up to 700MW) and hydro (17MW).

Financial highlights

Six months to 31 December	2007 ($m)	2006 ($m)	Change %
Sales revenue and other income	3,828	2,874	33
EBITDAF	608	590	3
EBIT	634	482	31
Statutory Profit	335	233	44
Statutory EPS	38.3 cps	29.0 cps	32
Underlying Profit	200	207	(3)
Underlying EPS	22.9 cps	25.7 cps	(11)
Capital Expenditure	714	320	123
Free cash flow	259	267	(3)
Adjusted net debt to (debt + equity)*	38%	36%	
OCAT Ratio† – calendar year	11.8%	12.2%	

EBITDAF represents earnings before interest, tax, depreciation/amortisation, significant items and the impact of changes in fair value of financial instruments from continuing operations.

- Including acquisitions

EBITDAF

Six months to 31 December	2007 ($m)	2006 ($m)	Change %
Exploration & Production	133	140	(5)
Generation	28	46	(38)
Retail	201	166	21
Contact Energy	246	238	4
EBITDAF	608	590	3
Networks (discontinued)	–	16	–

* Adjusted to exclude impact of derivative financial instruments

† OCAT Ratio = (OCAT – interest tax shield)/funds employed excluding capital work in progress

Performance and growth



1,846
2,291
3,008
2,874
3,828
'03
'04
'05
'06
'07

Sales revenue and other income ($m)
$3,828 million, up 33%



306
447
589
590
608
'03
'04
'05
'06
'07

EBITDAF ($m)
$608 million, up 3%



Statutory Profit
Underlying Profit
126
170
194
233
207
335
200
'03
'04
'05
'06
'07

Statutory Profit ($m)
$335 million, up 44%

Underlying Profit ($m)
$200 million, down 3%



Dec half
Jun half
5
7
8
9
11
'03
'04
'05
'06
'07
'08

Interim dividends
12 cents per share, up 20%

Keeping in contact

Recently Australia's Corporations Act was amended and companies are no longer required to provide shareholders with hardcopy annual reports, unless shareholders request them.

The changes have given us a chance to ensure that our communication channels meet your expectations.

Our shareholders like to be kept informed of what is happening at Origin Energy and many like hearing from us via our Annual Report, Half Yearly Report, AGM Report and Sustainability Report. Some of you, though, may prefer email communication rather than hardcopy communication, so we are giving you some choices.

If you do nothing at this time, you will receive a copy of our new Shareholder Review, a simpler document which outlines highlights, messages from the Chairman, Managing Director and a summary of operations and financial performance. This is not a Concise Annual Report. A Concise Annual Report will no longer be produced by Origin Energy.

In addition, you may choose to also receive the full Statutory Annual Report, the Sustainability Report by mail, or choose to receive everything via email.

How do I make my choice?

1 OPTION 1

Do nothing.

If you do not respond, you will receive the new Shareholder Review and the Half Yearly Report by post.

2 OPTION 2

Select one of the following options

if you want to:

- Not receive a copy of the new overview document, the Shareholder Review
- Receive a copy of the full Statutory Annual Report
- Receive a copy of the Sustainability Report
- Receive notifications via email when the reports are available online

If you elect Option 1, you will receive a copy of the new Shareholder Review, as well as the statutory Notice of Meeting, Proxy Form and Dividend Statements via post. You DO NOT have to complete the form below.

If you elect Option 2, and DO NOT want a copy of the Shareholder Review, or would like a copy of the Statutory Annual Report, or the Sustainability Report, please fill in the form below and return it in the reply-paid envelope enclosed, or call 1300 664 446 or visit the share registry website www.linkmarketservices.com.au

Please select your preferred option/s:

☐ I DO NOT want to receive the new Shareholder Review or Half Yearly Report

☐ Please send me a copy of the full Statutory Annual Report

☐ Please send me a copy of the Sustainability Report

☐ Please notify me by email when the Shareholder Review and full Statutory Annual Report are available online. You may also notify me by email when the Notice of Meeting is available online.

My email address is:

☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

If your reporting preferences change at a later date, please call the share registry, Link Market Services on **1300 664 446**, or visit **www.linkmarketservices.com.au**, or send this form in the enclosed reply-paid envelope.

origin energy

082-34934

origin energy

RECEIVED

2008 MAY 30 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 April 2008
From	Bill Hundy	Pages	2
Subject	CONTACT ENERGY		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact.

15 April 2008

Contact signs contracts for peaking plant

Two hundred megawatts of highly efficient gas-fired peaking capacity to support increasing levels of renewable electricity generation have come a step closer, with Contact Energy executing contracts to purchase two fast-start gas turbine peaking units.

Contact Energy Chief Executive, David Baldwin, signed an agreement with General Electric (GE) to purchase two 100 megawatt LMS100 gas-fired peaking units. The units will be installed on the site of Contact's currently disused Stratford power station and are expected to be in service before the winter of 2010.

Contact also signed a contract with United Group (NZ) Limited to project manage, engineer, and install the two peaking units, and procure and install the balance of plant required to complete the project. The project will cost approximately $250 million to complete.

Mr Baldwin said he was pleased to have signed the contracts.

"These peakers will play an important role in providing New Zealand with a secure supply of electricity, while also enabling the country to increase the level of electricity generated from renewable sources," said Mr Baldwin.

"The role of thermal generation is changing and, as recognised in the New Zealand Energy Strategy, the strategic use of efficient, fast-start peaking plants will be needed to support increasing volumes of weather-dependent renewables, such as wind generation.

"These peaking units will ensure efficient use of New Zealand's natural gas resources and underpin development of New Zealand's renewable resources," he said.

Mr Baldwin said the peaking units would be developed in parallel with an underground gas storage facility in the depleted Ahuroa gas field at Taranaki. The facility will enable Contact to store natural gas underground during off-peak periods, such as during the summer, and use it during times when it is most needed, such as during winter peaks.

"The gas storage facility is an important part of a renewable future for New Zealand. It is hoped to be operational at the time our new peaking plants enter service and will enable us to use these plants with maximum flexibility and efficiency to the benefit of the country's electricity supply."

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	10 April 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

10 April 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 9 April, attempts to recover the stuck pipe in the 8-1/2 inch section on the Kupe South 7 (KS-7) well have been abandoned and preparations are underway to sidetrack and redrill the reservoir section.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,895m	3,385m
KS-7	566m	2,000m	3,116m	3,454m
KS-8	568m	2,184m	3,429m	3,834m

*Depths are cumulative and show total well depth.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 April 2008
From	Bill Hundy	Pages	4
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y - Change of Director's Interest Notice for:

- B G Beeren

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	2 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	11 & 14 April 2008
No. of securities held prior to change	450,200 Ordinary Fully Paid Origin Energy Shares held directly 354,820 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 4,273 Ordinary Fully Paid Contact Energy Shares held indirectly
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	5,132
Number disposed	30,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.60 per share
No. of securities held after change	225,200 Ordinary Fully Paid Origin Energy Shares held directly 549,820 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 9,405 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade. Purchase of Contact Energy securities pursuant to the Contact Energy Non-Executive Directors' Share Scheme

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

+ See chapter 19 for defined terms.

Interest after change	N/A

082-34934

RECEIVED

2008 MAY 30 A 11: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	11 April 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,440
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	878,269,702	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,203,220 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

082-34934

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 11 April 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 April 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y – Change of Director's Interest Notices for:

- G A King
- T Bourne
- H M Nugent
- J R Williams

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	4 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	4 April 2008
No. of securities held prior to change	34,781 Ordinary Fully Paid Shares held directly 269,239 Ordinary Fully Paid Shares held indirectly 2,300,000 Origin Energy Limited Options held directly 100,000 Origin Energy Limited Performance Share Rights held directly
Class	Ordinary Shares
Number acquired	3,721
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.92 per share

+ See chapter 19 for defined terms.

No. of securities held after change	35,249 Ordinary Fully Paid Shares held directly 272,492 Ordinary Fully Paid Shares held indirectly 2,300,000 Origin Energy Limited Options held directly 100,000 Origin Energy Limited Performance Share Rights held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Bourne
Date of last notice	4 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	4 April 2008
No. of securities held prior to change	28,810 Ordinary Fully Paid Shares held directly 15,610 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	597
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.92 per share
No. of securities held after change	29,407 Ordinary Fully Paid Shares held directly 15,610 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	26 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	4 April 2008
No. of securities held prior to change	3,610 Ordinary Fully Paid Shares held directly 18,620 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	270
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.92 per share
No. of securities held after change	3,880 Ordinary Fully Paid Shares held directly 18,620 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	26 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	4 April 2008
No. of securities held prior to change	21,691 Ordinary Fully Paid Shares held directly 20,438 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	264
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.92 per share
No. of securities held after change	21,955 Ordinary Fully Paid Shares held directly 20,438 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office		
Company	Australian Stock Exchange Limited	Date	4 April 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

4Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,417,404
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$8.92**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Dividend Reinvestment Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**4 April 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**878,244,262**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,228,660 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	**N/A**
21	Amount of any underwriting fee or commission	**N/A**
22	Names of any brokers to the issue	**N/A**
23	Fee or commission payable to the broker to the issue	**N/A**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**N/A**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**N/A**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**N/A**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**N/A**
28	Date rights trading will begin (if applicable)	**N/A**
29	Date rights trading will end (if applicable)	**N/A**
30	How do +security holders sell their entitlements *in full* through a broker?	**N/A**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**N/A**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

082-34934

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 April 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

origin energy

082-34934

RECEIVED
2008 MAY 30 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	3 April 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

3 April 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 2 April 2008, a fishing assembly was being run in hole in an attempt to recover stuck pipe in the 8-1/2 inch section on the Kupe South 7 (KS-7) well.

On 29 March, the top of the reservoir (Farewell Formation) was intersected with elevated gas shows and drilling of the 8-1/2 inch section on KS-7 had reached a depth of 3,454m MDRT (measured depth from rotary table) before the string became stuck when making a connection.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,895m	3,385m
KS-7	566m	2,000m	3,116m	3,454m
KS-8	568m	2,184m	3,429m	3,834m

*Depths are cumulative and show total well depth.

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie, Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	3 April 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**3,000 @ $5.718196** **35,000 @ $4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**18,000 - 1 April 2008** **20,000 - 2 April 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**875,826,858**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,228,660	Options
		747,000	Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 3 April 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	2 April 2008
From	Bill Hundy	Pages	43
Subject	**CONTACT ENERGY - PRESENTATION TO INVESTORS**		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Strategic Overview

Presentation to Contact Energy Investors

Queenstown

April 2008

contact

Disclaimer

This presentation may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Overview of the past year

- **Over the past year Contact has made significant progress in its strategy development and execution**

- **Contact has progressed various generation options:**
  - Geothermal generation: 500 MW of new geothermal generation in various stages of development
    - Stage 1: 225 MW Te Mihi project - construction commencing late 2008
    - Stage 2: 245 MW Tauhara project - first 20 MW in construction 2008, remaining 225 MW in construction late 2009
  - Wind generation: 550 MW located on the Waikato coastline – from 2011
  - Hydro generation: 17 MW Hawea Gates project in construction from 2009. New large-scale hydro projects in development



Overview of the past year, contd

- **Contact has also progressed its thermal portfolio**
  - Gas-fired peaking plant: Up to 300 MW
    - First phase 2 x 100 MW units to be constructed adjacent to Contact's CCGT at Stratford, Taranaki
    - In construction in 2008 and in operation by Winter 2010
  - Baseload CCGT: Existing consented sites for up to 800 MW which can be developed
    - if renewables cannot be delivered in time
  - Development of gas storage through Contact/Origin's acquisition of Swift Energy's NZ assets
    - Gas storage will address the loss of thermal flexibility and maximise the value from increasing volatility in the electricity market.
    - Contact's gas storage facility is expected to be in operation in 2010





Energy and climate change policy

- **At the heart of Contact's strategy is the positioning around the Government's policy framework**
- **Two major planks of Government policy:**
  - NZ Energy Strategy – 90% renewable energy by 2025
  - Economy-wide Emissions Trading Scheme that sets a market price for carbon
    - Electricity will be covered from 1 January 2010
    - Legislation is expected to be passed in calendar 2008
    - Sets market price with international linkage
    - No grandfathering for existing thermals


New Zealand Energy Strategy to 2050

- **The Government is proposing a 10-year moratorium on new base load thermal stations to facilitate achieving 90% renewable target with some exemptions:**
  - security of supply
  - non "base-load" plants
  - replacement of retired plant
- **The policy environment provides an opportunity to leverage renewable options combined with flexible thermal projects**

Political and regulatory update

- **Climate Change legislation expected to pass before election – although now coming under more political pressure**
- **Thermal moratorium will be contentious**
- **National Party energy policy under development**
  - Supportive of emissions trading
  - Questions over thermal moratorium
  - Promises to reform RMA to assist major projects
- **Regulations to define "non-base load" should mean for Contact's Stratford peaker(s) are exempt from the moratorium**
  - Recent favourable comments by Minister of the importance of peakers to the renewable policy
- **Large hydro on the table in context of 90% renewable target**
- **Call in of Te Mihi sets precedent for other projects**
- **Commerce Commission market review nearing completion**



Contact's submission on Climate Change Bill

- **Supportive of Emissions Trading Scheme**
- **Uncertainty over importing of 'hot air' credits into NZ ETS needs to be addressed**
  - Balance between short term cost minimisation and credibility of the ETS
- **90% renewables target 'ambitious but achievable'**
- **With carbon pricing cost of wind and base load gas expected to be comparable**
- **Achieving the 90% target will require active support for consenting and transmission investment**
- **Thermal moratorium is unnecessary and should be dropped**
  - With a market based carbon price the market will deliver high levels of renewables investment
- **Gas extracted and then reinjected into storage should only incur emissions liability when gas is extracted for final use**


New Zealand's climate change solutions: An overview
New Zealand Government
sustainability

Prices are expected to rise

- The policy environment is clearly guiding investment toward renewables
- To realise the policy goals, wholesale prices are expected to trend toward the LRMC of wind
    - $85 -100 / MWh
- Resulting in continued upward pressure on retail prices



Entry Limit Price
$/MW
120
100
80
60
40
20
0
$23/t Carbon
$45/t Carbon
$0/t Carbon
Wind ELP
CCGT ELP using $7/GJ gas

A renewables scenario

- Contact is supportive of the renewable target but it will be ambitious
- Below is an illustration as to how this might be achieved – it is one scenario
- Achieving this target depends heavily on wind, geothermal and from 2020, new hydro



Supply vs Demand: Mean Year Energy
TWh
55
50
45
40
35
30
25
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
New Hydro
New Peakers
New Wind
New Geothermal
Existing Gas
Existing Coal
Existing Renewables
EC Mean Demand (~1.4% growth)

Note: one possible scenario only.

A renewables scenario



Supply vs Demand: Mean Year Energy
90% Renewables
TWh
60
50
40
30
20
10
0
2008
2025
New Hydro
New Peakers
New Wind
New Geothermal
Existing Gas
Existing Coal
Existing Renewables

Note: one possible scenario only.

An alternative scenario

- **Under this scenario, gas becomes the marginal plant from around 2017**
- **This could be due to a number of factors:**
  - Abandonment of the thermal moratorium
  - Capital costs of wind increasing relative to gas fired options
  - New gas finds coming to market at lower than expected costs and/or carbon costs being lower than currently expected



TWh
Supply vs Demand: Mean Year Energy
55
50
45
40
35
30
25
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
New Gas
New Hydro
New Peakers
New Wind
New Geothermal
Exist Gas
Existing Coal
Existing Renewables
EC Mean Demand (~1.4% growth)

Note: one possible scenario only.

An alternative scenario

- Under the gas world scenario new geothermal remains a key source of new generation
- From about 2020 it is assumed that new hydro is built – this may however be substituted by further gas fired capacity


Supply vs Demand: Mean Year Energy
Gas Future
TWh
60
50
40
30
20
10
0
2008
2025
New Gas
New Hydro
New Peakers
New Wind
New Geothermal
Existing Gas
Existing Coal
Existing Renewables

Note: one possible scenario only.

Implications for Contact

- Contact believes that the broad structure of the energy industry will remain – namely vertically integrated generator/retailers
- Increasing wind penetration will increase the volatility in the market – further reinforcing the value of having physical options to cover price risks
- Contact's options place the company in strong position to grow its market share in generation in either a renewable dominated world or a gas dominated world
- Further, those options – particularly geothermal and gas fired – are the most cost effective generation options
- As the holder of the broadest, lowest cost and most flexible generation options, Contact will be able to provide a foundation on which it can also grow its retail market

Outlook

- **Contact is very well positioned for a 90% renewable scenario**
  - It has very good renewable options
  - Its thermal positioning supports these options
- **Contact also has options which could be exercised if the base load gas was required for any reason**
- **In either case, Contact can seek to grow market share in both generation and retail**





contact

Overview of Gas Storage

Presentation to Contact Energy investors

Contact Energy Offsite

Queenstown, April 2008

contact

Disclaimer

This presentation may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Introduction

- **In December 2007 Contact announced that it had acquired rights to develop a gas storage project in conjunction with Origin's acquisition of the Swift Energy NZ assets**
- **It is Contact's current expectation that the transaction to acquire Swift's assets will be completed during April**
- **Gas storage will provide Contact with a critical piece of infrastructure to create a bridge between supply side inflexibility and an increasing need for energy market flexibility**
- **This presentation covers**
  - Rationale for storage
  - How to approach the value of storage
  - Why the Ahuroa reservoir has been chosen
  - Timetable for the development of storage

Rationale for storage

contact

Post Maui gas contracts

- Post Maui 367 gas, gas contracts are inflexible and far more expensive
  - Contact's total annual gas cost is over $400m
  - Extracting an appropriate margin from each GJ of gas used is critical
- There is little ability to bank gas under new contracts
- There will be less gas in the system for contingency events
  - Maui swing has provided considerable protection against gas interruption
- Pipeline owners have introduced daily balancing
- Future fuel options such as LNG or CNG are more feasible with storage
- In the absence of storage this leads to
  - Less operational flexibility
  - Challenges in supplying customers with peak load
  - Very expensive peaking capacity



Contact's Monthly Gas Usage
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
PJs per month
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Generation
Retail



Historical Maui 367 Take
14
12
10
8
6
4
2
0
PJs per month
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Contact
NGC
Methanex

Gas Supply and Demand characteristics

- **Gas demand reacts only partially to price signals**
  - Residential and commercial customers are unable to switch easily to other fuels and they have limited on-site storage options
  - Generators and industrial customers are most able to switch to other fuel sources - however for generators this is driven by the price of electricity and not the price of gas
- **Gas supply does not always react to price signals either**
  - The investment required to bring new supply sources to market is significant
  - Gas is usually produced as a by-product to oil, hence supply is driven by the need to achieve high oil prices, and flexibility is not considered by the producers
  - Latest gas contracts were negotiated in an environment of significant negotiating strength for producers – there was no negotiation of value/cost of flexibility
- **Historically the cost of flexibility has been coupled into the gas price**
  - In NZ the Maui field provided unlimited flexibility at no cost
  - Newer fields have not been designed to provide flexibility and all gas is essentially the same price
  - As Maui 367 domination reduces, the market will increasingly have to place a cost/value on flexibility
  - The proposed storage facility at Ahuroa will allow Contact to tap into this new market

Changes in generation market will increase short term volatility

- **It is generally accepted that the increasing quantities of wind expected to be added to the electricity system will increase volatility**
- **By 2014/15 close to 10% of all generation will be from wind; this is about 16% of installed capacity**
- **This has two consequences:**
  - it will cause other base load plant to back off when the wind is blowing (mainly thermal)
  - it will require fast start capacity to operate when intermittent capacity is not available
- **New Zealand has little existing fast start capability – essentially stored water and Whirinaki**
- **Thermal flexibility is critical to meeting that need**


Industry Generation
(Includes all CEN projects, projects disclosed by MED, and Project Hayes)
Generation (TWh)
Market share (%)
0
10
20
30
40
50
60
0%
10%
20%
30%
40%
50%
60%
2002/03
2004/05
2006/07
2008/09
2010/11
2012/13
2014/15
Hydro
Geothermal
Gen at 2%p.a.
Coal
Wind
CEN market share
Gas
Other
Wind market share

Example of market response to wind intermittency



Meridian wind generation and Haywards spot electricity price 3-5 February 08
$/MWh
1,200
1,000
800
600
400
200
-
MW
120
100
80
60
40
20
03-Feb-08
04-Feb-08
05-Feb-08
Generation
Price
Meridian's wind generation drops dramatically

How to approach valuation

contact

How does gas storage work

- The gas storage project involves using a near depleted underground gas reservoir
- Through an optimised combination of additional gas, compression and new wells the reservoir is repressured and able to store and then reproduce gas



Observation Wells
Production & Injection Wells
Observation Well
Stored Gas
Underground Reservoir

Sources of Potential Storage Value

- **Replicate flexibility historically provided by production swing**
  - In evaluating storage Contact has primarily focussed on the value in regaining the seasonal variation – a key value driver is the price differential to be gained between injection of the gas and extraction of the gas
  - The project will also enable Contact to continue to manage intra year hydro volatility
  - Supports thermal peaking plants and operation at lower capacity factors of existing CCGTs
- **Other trading opportunities**
  - Support more cost effective supply to commercial and residential gas users
  - Cover outages in electricity and gas markets
  - Opportunistic gas market trading
  - Positions Contact to be provider of high value balancing gas to the market


Production
Transportation
Use
– ST
Flexibility
– LT
- Variable output
- Alternative sources (eg LNG)
- Line pack
- Storage
- Elasticity
- Substitute

Optimise thermal generation

- **The charts to the right show:**
  - the range of actual capacity factors for Contact's thermal stations (excluding New Plymouth) over the last six calendar years
  - the historical price distribution curve for monthly HAY prices over the same period.
- **Over the total period, the stations had a combined capacity factor of 75% (ranging from 35 to 100% on a monthly basis)**
- **The average price at Haywards over this period was $63.60/MWh. The top 75% of months has an average of $75.00/MWh.**
- **The differential represents the uplift in hourly prices achievable due to flexible supply – ie $11.40 / MWh (around $1.50/GJ or approximately $55m p.a.)**
- **A peaking plant operating at 30% capacity factor could have achieved an uplift of around $45/MWh**



Utilisation of Contact's thermal fleet - 2001 to 2007
Min, Lower/Upper Quartile, Max
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
75%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Annual Average



Price Distribution at Haywards 2001-2007
$/MWh
250
200
150
100
50
0
75%
0%
20%
40%
60%
80%
100%

Better efficiency in gas contracting

- **Given the current gas portfolio thermal plants can back off in summer when prices are low and hydro volumes are slightly higher**
- **Inflexible gas contracts require buyers to contract for maximum daily demand which can result in "over contracting", whereas flexibility allows a buyer to contract at its average annual level**
- **Indicative benefits:**
  - Excluding New Plymouth Contact has used on average 37PJs of gas for thermal generation p.a., with a maximum daily requirement of around 150TJs
  - The worst case would see Contact having to contract for 55PJs p.a to cover the 150TJ MDQ but only taking on average 75%, implying an uplift of between 22% and 32% per GJ.
  - Based on a total cost of gas for generation of around $250m, this equates to a cost excess of $55m - $80m p.a.

Margin over base price

		Percent of contract quantity taken in year			
		65%	75%	85%	95%
Percent of	65%	35%	22%	11%	3%
Gas price	75%	40%	25%	13%	4%
fixed	85%	46%	28%	15%	4%
	95%	51%	32%	17%	5%

Indicative annual generation profile


Gas Required
Optimal Thermal Profile
Inflexible gas contracts
Flexible gas contracts
J F M A M J J A S

Managing short term volatility

- While wind may provide useful capacity additions over the long term, in the shorter term it is much less predictable. The "spaghetti" chart below shows the theoretical generation available from the Tararua wind farm for the years 1972 to 2005. There is no discernible trend across the year, and from week to week output can vary anywhere between the minimum and maximum.
- Wind penetration in NZ is forecast to rise from current levels of around 3% to over 10% by 2012 (ie increasing from 1,500GWh p.a. to nearly 5,000 GWh, source: www.windenergy.co.nz)
- Fast instantaneous reserves prices have averaged $4/MWh over the last six years. A 200MW peaker fed from the storage project could therefore earn upwards of $7mp.a. through the ability to provide FIR



Fast Instantaneous Reserve Prices
$/MWh
30
25
20
15
10
5
0
1-Jan-01 1-Jan-02 1-Jan-03 1-Jan-04 1-Jan-05 1-Jan-06 1-Jan-07 1-Jan-08
Daily
Monthly average



Potential Generation from Tararua
MWh/MW per week
200
180
160
140
120
100
80
60
40
20
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Calendar week

Source: Concept Consulting Ltd

Hydro storage value as an analogy

- With 10PJ of storage and 170TJ/d of potential withdrawals, the gas storage at Ahuroa represents about a five-fold increase in Contact's energy storage capacity
- Contact's gas storage will have the advantage of location in the North Island
- Hydro inflows are uncontrolled - a significant disadvantage compared with gas storage
- Contact's ability to store water provides an uplift in value of $278/GJ of withdrawals
- This provides some indication of the potential uplift which stored gas might achieve

Hydro storage values		Taupo	Hawea	Waitaki	Ahuroa Gas
Storage Capacity	GWh	611	**278**	2,538	1,430 – 2,140
Storage Capacity	PJ	4.28	**1.95**	17.77	10 – 15
Max Withdrawals	TJ/d	175	**28**	182	170
Spread	$/MWh	16.54	**29.46**	30.20	
Spread	$/GJ (CCGT)	2.36	**4.21**	4.31	
Annual Cycles	# p.a.	1.30	**0.95**	0.70	1.00
Annual Earnings	$m	13.2	**7.8**	53.7	
Earnings per unit	$/GJ capacity	75.2	**277.6**	295.3	

- Data for 2001 to 2007. Conversions assume CCGT efficiency.

The increasing cost of pipeline balancing

- **One of the key recent changes to the gas market is through the transmission regime**
- **Since the introduction of open access to the Maui system there has been daily balancing – the actual application is muted at present due to the continued existence of the Maui 367 gas**
- **Once this contract finishes the system is expected to more rigorously apply the penalty regime for being out of balance**
- **Currently the charge for negative mismatch is $6/GJ and the charge for positive mismatch is $1/GJ**
- **In future these charges will be set through tenders for provision of balancing gas and there will be very few sources of flexible gas**
- **It is therefore *expected that the charge for negative mismatch will increase once the* Maui 367 has completed since $6/GJ is unlikely to reflect the cost of accessing a GJ on short notice**
- **Gas storage will enable Contact to:**
  - Minimise the occurrence of these charges to Contact
  - Bid for the role of the provider of balancing
  - Act as an aggregator of excess gas to enable parties to avoid imbalance

Support for imported gas

- **Doubt still remains over whether indigenous gas can be found to replace reducing supplies**
- **It is apparent that LNG and CNG both require some form of storage**
  - The most economic supply configurations seek to minimise time at the unloading berth which translates to high delivery rates which the market will be unlikely to absorb
  - LNG and CNG may be an even more extreme form of the fixed take contracts we are seeing today in the domestic gas market
  - Storage close to the unloading point and with a high level of injectivity will be key to managing an imported option



Possible LNG landing location
Peaker location
LEGEND

082-34934

Australian third party access charges

- **Transmission access:**
  - Third Party access to gas transmission and distribution pipelines in Australia is governed by the National Third Party Access Code for Natural Gas Pipeline Systems ("the Code")
  - *This dictates principles for setting tariffs to allow access to the pipelines. This requires a* discounted cashflow to be applied at an appropriate rate of return to cover both capital and operating expenditures.

- **Gas Storage**
  - The Iona gas storage plant in Victoria is owned by TRUenergy (previous TXU).
  - The website states storage charges ranging from NZ$165/GJ to NZ$225*/GJ to reserve withdrawal capacity, with a minimum of 20TJs p.a.
  - Plant statistics:
    - Max withdrawal rate 260 TJ/day
    - Max injection rate 100 TJ/day
    - Max volume 12 PJs

* converted at $1NZD = $0.85AUD



Iona Gas Storage third party access - Indicative Pricing
Cost per GJ stored (A$/GJ)
Gas used as a percentage of maximum possible
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
3.72
2.49
2.13
1.87
1.66



Sydney
SEA Gas Pipeline
Melbourne
Longford
Iona Gas Plant

International examples

- The proposed facility at Ahuroa would have around 10PJs (0.26bcm) of working capacity, roughly 4% of annual gas demand

	Total Gas Demand p.a. (bcm)	Gas used for Generation (bcm / %)	Number of storage facilities	Working capacity (mcm)	Peak output (mcm/day)	Storage capacity as % of demand
Australia	22.5	5.2 / 23%	5	1,262	20.2	5.6%
Austria	7.7	2.0 / 26%	5	2,820	28.3	36.6%
Canada	90.4	9.0 / 10%	11	17,184	714.8	19.0%
France	40.2	2.0 / 5%	15	10,490	182.0	26.1%
Germany	90.5	15.4 / 17%	39	18,556	425.2	20.5%
USA	638.6	191.6 / 30%	415	110,406	2,201.2	17.3%
New Zealand	6.1	2.5 / 41%	0	-	-	-

1 bcm = 35.3 bcf = 38.8PJs

Why Ahuroa has been chosen

contact

Why Ahuroa reservoir?

- **In coming to a conclusion to pursue storage in the Ahuroa reservoir Contact undertook a scan of all potential underground reservoirs. We also considered above the ground options**
- **Most other underground options were rejected as not feasible for either technical or commercial reasons**
- **An underground reservoir requires the following to be a good candidate for storage:**
  - Reservoir integrity: a well defined closure with low risk of loss
  - Reservoir quality: a relatively homogenous reservoir with good porosity and permeability so that gas can flow at high rates. It must also be capable of receiving large injected quantities with minimal compression
  - Reservoir size: has to be sufficient for market requirements
  - Location: interconnection to the market
- **The Ahuroa reservoir meets these criteria and the consultants engaged concluded it was an excellent candidate for storage, which conclusion was endorsed by the Origin technical review**
- **The consultants also developed a simulation model which matched well with historic production increasing confidence in their conclusions**

Ahuroa storage facility costs

- **Indicative Costs and Economics**
  - Expenditure
    - A total payment of about $54m to Origin covering:
      - purchase of rights relating to the storage project
      - the gas and LPG currently stored in the Ahuroa field to be used as part of the pad gas required
    - c$150m to develop the gas storage project (compressors, pipelines etc)
  - Volumes
    - The project will require around 10PJs pad gas, with an initial working volume of a further 10PJs -15PJs (will be sized based on views about market requirements)
    - Initial injectibility rates of around 170TJs per day (may be staged)
  - Breakeven
    - Using a life of 20 years, the facility reaches NPV=0 on put-call revenues of c$15m p.a. and assuming gas is cycled once a year
    - This is equivalent to capacity payments of $100/GJ MDQ or volume payments of $1.50/GJ

How the project will be developed

- **Under the arrangements agreed with Origin:**
  - Contact will have beneficial ownership of the part of the mining permit to the extent of the areas covered by the Ahuroa gas reservoir
  - Contact will direct the activities to be carried out in that area including making all decisions relating to the design and construction of the facilities
  - Contact will purchase all of the remaining reserves in the Ahuroa reservoir and on extraction all of the gas and LPG will be owned by Contact (oil and condensate on extraction will be owned by Origin)
  - Origin will project manage the project implementation
  - Origin will be the operator of the storage facility



Timetable for development

contact

Project Phases

- **The storage project will be developed in two phases**
- **Trial Phase – covering the next couple of years**
  - Suspension of production from Ahuroa
  - Reinjection of Tariki gas upon approval of changes to the work programme – this requires the reversal of the compressor at the well site
  - Enables Contact to build up the pad gas pending investment in larger compressors and other equipment
  - Depending on the availability of excess gas in the portfolio we anticipate the reservoir can be at the optimal pad gas during 2010
- **Implementation Phase**
  - Requires the design of the storage facility including optimal size (working volume, injectivity, deliverability)
  - Determination of the location for the plant (compressors) and pipelines
  - Ordering of equipment
  - Management of the RMA and other consent processes
  - Contact expects this to be completed to enable commercial operation during 2010

Conclusion

contact

Conclusion

- **Securing an option for gas storage is a key element in Contact's strategy**
- **It has been apparent for some time that new gas supply obligations are not consistent with the demand side requirements**
- **This has been reinforced by the increasing focus on growth in renewables which tend to operate base load and/or intermittently**
- **There are a number of benefits which can be gained from the ability to manage this inflexibility**
  - Regaining the ability to reprofile gas to meet seasonal demands
  - Regaining the ability to manage hydro volatility
  - Take advantage of the price volatility which will arise from the increasing quantities of wind
  - More efficiently contract for future gas needs
  - Take advantage of short term contracting opportunities
  - Continue to cost effectively sell to retail and industrial customers

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	27 March 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

ASX Release

27 March 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 26 March, the 5 inch liner has been set and cemented in the 8-1/2 inch well bore on the Kupe South 8 (KS-8) well.

The well will now be temporarily suspended and the rig moved to Kupe South 7 (KS-7) to drill and evaluate the reservoir section.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,895m	3,385m
KS-7	566m	2,000m	3,116m	
KS-8	568m	2,184m	3,429m	3,834m

*Depths are cumulative and show total well depth.

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	26 March 2008
From	Bill Hundy	Pages	7
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- J R Williams
- H M Nugent
- G M Cairns

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ORIGIN ENERGY LIMITED**
ABN	**30 000 051 696**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	4 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	26 March 2008
No. of securities held prior to change	21,691 Ordinary Fully Paid Shares held directly 18,432 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,006
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8695 per share
No. of securities held after change	21,691 Ordinary Fully Paid Shares held directly 20,438 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	4 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	26 March 2008
No. of securities held prior to change	3,610 Ordinary Fully Paid Shares held directly 16,529 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,091
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8695 per share
No. of securities held after change	3,610 Ordinary Fully Paid Shares held directly 18,620 Ordinary Fully Paid Shares held indirectly

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon M Cairns
Date of last notice	4 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cairns Superannuation Fund • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	26 March 2008
No. of securities held prior to change	3,198 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	1,686
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8695 per share
No. of securities held after change	4,884 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

082-34934

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

082-34934

origin energy

RECEIVED

2008 MAY 30 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	26 March 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,080
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 March 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
875,788,858	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,266,660	Options
		747,000	Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	**N/A**
21	Amount of any underwriting fee or commission	**N/A**
22	Names of any brokers to the issue	**N/A**
23	Fee or commission payable to the broker to the issue	**N/A**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**N/A**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**N/A**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**N/A**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**N/A**
28	Date rights trading will begin (if applicable)	**N/A**
29	Date rights trading will end (if applicable)	**N/A**
30	How do +security holders sell their entitlements *in full* through a broker?	**N/A**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**N/A**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 26 March 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	28 March 2008
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

Attached for your information is a copy of a Media Release entitled "Kupe Joint Venture commits to drill Momoho exploration prospect".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

KUPE GAS PROJECT

Media Release

28 March 2008

Kupe Joint Venture commits to drill Momoho exploration prospect

The Kupe Gas Project today announced plans to undertake exploration drilling of the Momoho prospect, 6 kilometres south of the Kupe Gas Field and within the Kupe permit area.

With drilling of the Kupe development wells nearing completion, Origin Energy Resources (Kupe) Limited operator of the Kupe Petroleum Mining Lease (PML) 38146 and its Joint Venture parties are planning to test the Momoho prospect prior to releasing the Ensco 107 drilling rig.

Momoho 1 will target a complex structural high situated between the Kupe South 4 non commercial gas discovery, 2.5 kilometres to the northwest and the Kupe South 5 non commercial oil discovery, 1.2 kilometres to the southeast.

The well will be drilled to a total depth of approximately 3,150 metres with primary reservoir targets in both the Farewell and Puponga Formations. The Farewell Formation, the main hydrocarbon bearing zone at the Kupe Field, is expected to be intersected at a depth of approximately 2,850 metres.

In the event that Momoho is a commercial discovery it is possible that a development may be able to be connected to the Kupe platform.

The drilling at Momoho is planned to begin in May.

Commenting on the proposed drilling, Kupe Gas Project Director Peter Ashford said: "There are never any guarantees with this kind of exploration, but we believe the Momoho prospect could have the potential to extend the gas supply available to the Kupe Gas Project, with significant benefits for the region and for New Zealand."

Ends

For further information please contact:
Greta Shirley - 021 455 922 / 04 471 5371

Other information:

The Kupe Gas Project is expected to be completed in mid-2009 and will provide New Zealand with approximately 254 petajoules of natural gas, 1.1 million tonnes of LPG and 14.7 million barrels of light oil (condensate).

Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street Petone New Zealand
Telephone 0800 493 397 • Facsimile +64 4 568 7140 • www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • 610 Murray Street West Perth WA 6005
Telephone +61 8 9321 5995 • Facsimile +61 8 9486 4524 • www.originenergy.com.au

082-34934

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited*	50%(Operator)
Genesis Energy (through wholly owned subsidiaries)	31%
New Zealand Oil & Gas Limited (through wholly owned subsidiaries)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited



Waihapa
Eltham
Kapu
Hawera
Kupe
Plant
Tasman
Sea
Rimu
Rimu
Manutahi
Kauri
PML 38146
Kupe
Platform
Kupe Field
Kupe South-4
Momoho
Prospect
Kupe South-5
LEGEND
Kupe PML
Other permits
Pipelines
Gas pipeline
(under construction)
Production facility
Production facility
(under construction)
Gas field
Oil field
N
0
10
km

Location of the Momoho prospect and Kupe Gas Field

origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	28 March 2008
From	Bill Hundy	Pages	1
Subject	**DIVIDEND REINVESTMENT PLAN (DRP)**		

On 28 February 2008 Origin Energy announced an interim dividend of 12 cents per share (fully franked) would be paid on 4 April 2008 to shareholders on record at 11 March 2008. It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the volume weighted average market price (VWAP) in the 10 days immediately following record date with no discount to apply.

This notification is to advise that the DRP VWAP is **$8.92** per share.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	26 March 2008
From	Bill Hundy	Pages	34
Subject	**CONTACT ENERGY - HALF YEAR REPORT TO SHAREHOLDERS**		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact.

26 March 2008

Contact Energy half year report available

Contact Energy's half year report for the six months ended 31 December 2007 is now available under the Investor section of the Contact website www.contactenergy.co.nz.

Interim dividend statements are currently being posted to shareholders, who can expect to receive their dividend statements by next week.

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

082-34934

Contact Energy
Half Year Report

For the six months to 31 December 2007

contact

Contents

Financial information

Highlights

During the six months to 31 December 2007, Contact:

- delivered Earnings before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) of $281.9 million, up two per cent relative to the six months ended 31 December 2006
- announced a fully imputed interim dividend of 11.0 cents per share, up 10 per cent from last year's interim dividend
- increased electricity, gas and LPG customer numbers to 621,000, up 34,000 from 31 December 2006
- increased total generation volume by five per cent, including a nine per cent increase in geothermal generation, compared with the corresponding period in 2006
- succeeded in having the resource consent application for our proposed 225 megawatt (MW) Te Mihi geothermal power station called in by Government under the Resource Management Act, for consideration under a streamlined process
- began the first phase of developing a 20 MW geothermal generation plant at Taupo, as part of the Tauhara steamfield development
- announced the purchase with Origin Energy of the onshore Ahuroa gas field in Taranaki as a key part of the company's plans to develop a gas storage field
- announced plans to develop Hauāuru mā raki, a 550 MW wind farm in Waikato
- announced plans to develop fast-start, gas-fired peaking power generation, to support the increasing use of renewables, especially variable wind generation
- closed the company's oldest thermal power station, New Plymouth, following the discovery of asbestos at the station.

For more information, please visit our website at www.contactenergy.co.nz or contact:

Corporate Affairs
PO Box 10742
Wellington
Phone: 64 4 499 4001
Email: jonathan.hill@contact-energy.co.nz

Chairman's review

Over the first six months of this financial year, Contact advanced a clear strategy that will help deliver long-term, sustainable growth for the company's shareholders.

Contact Energy has recorded a solid result for the six months ended 31 December 2007, with increases in retail revenue and generation volumes offsetting rising gas prices and relatively soft wholesale electricity prices.

Earnings before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the six months ended 31 December 2007 were $281.9 million, up two per cent from $275.4 million for the same period in 2006.

After adjusting the reported profit for the period of $117.4 million for one-off items, including the $21.3 million gain from the sale of land and rights in the Mokai geothermal field and the $20.4 million provision associated with the closure of Contact's New Plymouth power station, Contact's underlying earnings after tax for the six months ended 31 December 2007 were $116.1 million. This compares with underlying earnings after tax of $117.2 million for the six months to 31 December 2006.

Contact continues to maintain a strong financial position, with gearing of net debt to net debt plus equity being 22 per cent, and is well placed to fund its future growth programme.

As at 31 December 2007, Contact's evergreen committed credit facilities totalled $510.0 million, of which $425.6 million was available.

Based on the New Zealand dollar equivalent of borrowings, net of foreign exchange hedging, net debt increased to $820.5 million as at 31 December 2007 from $735.7 million as at 31 December 2006.

In September 2007, term debt of $277.8 million was repaid with funds on hand.

Energy policy

The half year was marked by important long-term developments for the company, with the Government's New Zealand Energy Strategy (NZES) being confirmed and the company putting in place a number of key building blocks for future growth that align well with that strategy.

As well as finalising the NZES, the Government also tabled legislation in Parliament to establish an Emissions Trading Scheme that, when implemented, will provide a market-based mechanism for the pricing of carbon.

A central objective of the New Zealand Energy Strategy is for 90 per cent of New Zealand's electricity to be generated from renewable energy by 2025.

This is a critical policy for the future development of the New Zealand electricity sector, and David Baldwin addresses this in more depth in his Chief Executive's review. Contact's growth strategies have anticipated the Government's policy direction, with the company now well positioned to lead the transition to an increasingly renewable future.

The company will be actively engaged in finalising the Government's Emissions Trading Scheme and related legislation. The sector has been subject to ongoing regulatory uncertainty in the last few years and Contact believes now is the time to set a clear direction and allow the market to deliver on the country's energy goals.

Dividend

The Contact Board has resolved to increase the interim dividend for the 2008 financial year by 10 per cent to 11 cents per share (fully imputed). The increase reflects the continued confidence the Board has in the company's performance, its outlook and progress on strategic initiatives. The increase in dividend also reflects the Board's desire to continue to increase returns to shareholders over time.

Outlook

Contact has made a solid start to the second half of the 2008 financial year, with the company well positioned to benefit from a period of higher wholesale electricity prices.

Contact has delivered a pleasing result for the company's shareholders over the six months to 31 December 2007 and is expecting full year EBITDAF approximately four per cent higher than in 2007.

I would like to thank David Baldwin, all the Contact team and my fellow Directors for delivering another good result for shareholders.

Grant King
Chairman

Chief Executive's review:
A strategy for growth

Over the six months ended 31 December 2007, Contact Energy delivered a pleasing financial result for its shareholders and made significant progess in implementing the company's growth strategy.

Contact's underlying earnings after tax of $116.1 million for the period saw a particularly strong performance from the company's retail arm.

Wholesale electricity prices, at an average of $48.53 per megawatt hour (MWh), were slightly lower than for the comparable six month period ended 31 December 2006. These lower prices were balanced by a five per cent increase in total generation volumes.

Retail electricity volumes increased by three per cent, and there was a three per cent increase in average retail electricity sale prices.

Alongside the financial result, Contact made very good progress in its renewable generation strategy, the execution of which will be critical to the company's ability to deliver long-term growth and shareholder value.

Contact is now very well positioned to respond to the Government's New Zealand Energy Strategy, released last year.

The Strategy's target of 90 per cent of New Zealand's electricity coming from renewable sources by 2025 is ambitious, but we believe achievable. Contact's business strategy ensures that the company is now very well positioned to help deliver it. In doing so, we will continue to grow the company and returns for the company's shareholders.

Geothermal generation

Reaching the 90 per cent renewable generation target will require large scale development across the full range of New Zealand's renewable options, and Contact has world-class options in geothermal, wind and hydro generation.

The most significant of these in the near term is the development of the company's geothermal assets. As New Zealand's leading generator of geothermal energy, Contact has unrivalled capability to develop these assets.

Contact has made good progress on its plans to build three new geothermal power stations in the Taupo region over the next five years, totalling around 470 megawatts (MW). In December 2007, the Minister for the Environment agreed to call in Contact's resource consent application for its approximately 225 MW Te Mihi geothermal power station, and consider it under a streamlined consenting process.

The decision to call in the Te Mihi application gives Contact increased confidence that the new power station, which will eventually replace the 50 year old Wairakei power station, will be in operation by 2011.

Contact also plans to submit a resource consent application for its approximately 225 MW Tauhara geothermal power station in 2008, with the goal of having this plant generating electricity by 2012.

As the first stage of its development of the Tauhara field, Contact announced the development of a 20 MW geothermal binary plant for which the company already holds consents. Preliminary earthworks began at the site in December 2007, and Contact plans to have this plant generating in 2009.

In addition to plans for new geothermal capacity, Contact's geothermal drilling programme contributed to a significant increase in geothermal production from the company's existing plant, particularly at Ohaaki. Geothermal production increased by 88 gigawatt hours (GWh), or nine per cent from the previous half year period ending 31 December 2006.

Wind

A significant expansion of wind energy will also be required in order for New Zealand to meet its 90 per cent renewables target, and Contact is making good progress on plans for a wind farm of up to 550 MW on isolated coastal farmland to the south of Port Waikato.

Contact announced this project in October 2007 and has been consulting with neighbouring landowners and communities since. The project is nationally significant in that it will generate a large amount of renewable electricity close to the major load centres of Hamilton and Auckland, and avoid transmission losses associated with moving electricity over long distances.

Contact will file its resource consent application for this project over the coming months and will also request that this project be called in under the Resource Management Act.

Contact plans to build this project in stages, with the first electricity coming from the wind farm early next decade.

Hydro

In November 2007 Contact received final consents for a 17 MW hydro project at the company's Lake Hawea control gates in Central Otago. Planning for this project will continue over 2008, with the plant generating electricity for the local community around 2012.

However, achieving a 90 per cent renewable target will require more than wind, geothermal and small hydro investments. It is Contact's view that large hydro developments will have an important role to play in meeting this target and Contact will actively investigate opportunities for new hydro developments over the course of 2008.

The role of thermal power

Meeting the 90 per cent renewable target and New Zealand's climate change objectives will require New Zealand's least efficient thermal power stations to be either retired or moved into a reserve role and replaced with renewable generating capacity.

While hydro storage can to some extent balance the fluctuations in wind generation, New Zealand will also need fast-start gas-fired 'peaking' stations which, during periods of high demand or limited wind or hydro generation, can reach full load from a cold start within 10 minutes and support the renewable base.

The Government's New Zealand Energy Strategy has recognised the importance of thermal peaking support for a renewable future, and Contact has plans to construct up to 300 MW of efficient, fast-start peaking capacity at its Stratford power station site. The first 200 MW increment of peaking capacity is expected to be commissioned before the winter of 2010, with the remainder developed over time, parallel to the development of wind generation. This peaking capacity will be particularly important to North Island energy security.

Gas storage

Contact's gas supply contracts have become increasingly inflexible with more onerous obligations to take minimum quantities and little ability to take extra gas when required.

In December 2007, Contact and Origin Energy announced the purchase of Swift Energy's New Zealand oil and gas assets. Contact is contributing $54 million towards the acquisition price of approximately $115 million for the right to own and develop the nearly depleted onshore Ahuroa gas field in Taranaki as a gas storage facility, and purchase the remaining recoverable gas and LPG reserves in the Ahuroa reservoir.

The development of an underground gas storage facility will assist Contact in managing its natural gas purchase costs. Gas storage will enable Contact to store gas at times when it has access to lower cost generation alternatives and will open up opportunities to purchase gas in off-peak times, such as summer, to be used in higher-value periods such as the winter peaks. This will allow the company to use its gas-fired power stations when market conditions justify, and will provide the flexibility required by new fast-start peaking plants once these plants are operational.

Contact is aiming to have the underground gas storage facility fully operational during 2010.

New Plymouth power station closure

In December 2007 Contact took the decision to permanently close its 31 year old New Plymouth power station, following the discovery of asbestos in areas not detailed in the plant's asbestos register.

The plant was close to the end of its economic life and the costs of refurbishment outweighed the benefits. The safety and wellbeing of staff is always the company's number one priority. Following the asbestos discovery at New Plymouth, offers of medical screening and support were extended to all affected staff.

The closure of the plant and the safe disposal of the asbestos resulted in an estimated cost to the company of $30.5 million ($20.4 million post-tax), which has been provided for in this interim period.

The New Plymouth power station has made a strong contribution to New Zealand's economy and energy sector over the last three decades. I would like to take this opportunity to thank all of the staff who have worked at the New Plymouth power station over the years.

Customers

Our customers are at the heart of our business. Contact continues to focus on delivering value, outstanding customer service and innovative new offers to our 621,000 retail electricity, LPG and natural gas customers across the country.

The Rockgas LPG business continues to be integrated into Contact, with the business now taking a unique offer to South Island customers as the only provider of both electricity and gas products.

Competition for electricity customers remains strong, and in this context the gain of 3,000 retail electricity customers from 31 December 2006 is very positive.

Contact has performed particularly strongly in the business market for customers on time of use meters. Volumes in this important segment have increased by 160 GWh, or 13 per cent from the six month period to the end of December 2006.

Conclusion

I'm pleased with the progress Contact has made over the last six months. Contact has a clear vision and strategy, and is actively developing the projects that will ensure the company's long-term sustainability and success.

Contact's growth strategy aims to capitalise on a period of unprecedented change in the electricity industry globally. No more clearly can this change be seen than here in New Zealand, with the renewable energy targets that have been set for this sector.

Reducing greenhouse gas emissions through developing more renewable electricity generation projects is the right thing to do. However, there is a need for more widespread acceptance that this approach brings a range of impacts. We're going to be seeing more wind farms across the country, we have to be prepared for more significant hydro generation projects on some of our major waterways, and we need to be realistic about the need for transmission lines to carry electricity to where it is needed.

As a country we also have to be prepared for energy prices to continue to rise to meet the higher costs of renewable generation.

Some tough choices will have to be made, and those organisations that are prepared to invest many billions of dollars in a cleaner, climate-friendly energy sector for this country will need the support of Government and various regulatory agencies.

Contact has made a strong start in implementing a long-term strategy which will see the company grow, while at the same time helping to achieve a renewable future for New Zealand.

David Baldwin
Chief Executive

Management discussion of unaudited consolidated financial results

for the six months ended 31 December 2007

Financial review

Contact Energy recorded Earnings before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the six months ended 31 December 2007 of $281.9 million, up two per cent from $275.4 million for the six months ended 31 December 2006.

Key factors that contributed to the current result include:

- an increase in electricity generation volumes
- an increase in electricity revenue, driven by increases in both retail sales volumes and prices
- an increase in operating revenues and costs resulting from the addition of Rockgas
- an increase in natural gas costs.

After adjusting the reported profit of $117.4 million for the period for one-off items, including the $21.3 million gain from the sale of land and rights in the Mokai geothermal field and a provision of $20.4 million associated with the retirement of Contact's New Plymouth power station, Contact's underlying earnings after tax for the six months ended 31 December 2007 were $116.1 million. This compares with underlying earnings after tax of $117.2 million for the six months to 31 December 2006.

Key financial information

	6 Months Ended 31 December 2007 $million	6 Months Ended 31 December 2006 $million
Operating Revenue	1,116.6	995.1
Operating Expenses[1]	(834.6)	(719.7)
EBITDAF[2]	**281.9**	**275.4**
Depreciation and Amortisation	(74.3)	(69.2)
Equity Accounted Earnings of Associates	1.2	0.9
Change in Fair Value of Financial Instruments	0.6	8.5
Retirement of New Plymouth power station	(30.5)	-
Gain on Sale of Mokai geothermal land and rights	21.3	-
Earnings Before Net Interest Expense and Income Tax (EBIT)	**200.3**	**215.5**
Net Interest Expense	(35.5)	(32.2)
Income Tax Expense	(47.4)	(60.5)
Profit for the Period	**117.4**	**122.9**
Underlying Earnings After Tax for the Period[3]	**116.1**	**117.2**
Underlying Earnings Per Share (cents)	**20.14**	**20.33**
Shareholders' Equity	**2,927.7**	**2,602.0**

(1) Includes retail electricity purchases.

(2) Earnings before net interest expense, income tax, depreciation, amortisation and financial instruments.

(3) The underlying earnings after tax remove one-off items; the most significant is the $21.3 million post tax gain from the sale of land and rights in the Mokai geothermal field, and one-off costs of $20.4 million associated with the retirement of Contact's New Plymouth power station.

Retail segment

	6 Months Ended 31 December 2007 $million	6 Months Ended 31 December 2006 $million
Retail Electricity Revenue	641.0	605.3
Gas Revenue Wholesale	36.7	17.8
Gas Revenue Retail	47.1	53.2
LPG Revenue(1)	68.3	-
Other Retail Revenue	7.6	3.9
Total Retail Revenue	**800.8**	**680.2**
Retail Electricity Purchases	(224.9)	(232.4)
Electricity Transmission, Distribution and Levies	(223.4)	(218.3)
Gas Purchases and Transmission	(71.3)	(52.9)
LPG Purchases(1)	(53.6)	-
Labour Costs and Other Operating Expenses	(70.0)	(55.3)
Total Operating Expenses	**(643.1)**	**(558.8)**
EBITDAF	**157.6**	**121.3**
Depreciation and Amortisation	(11.2)	(7.3)
Segment Result	**146.4**	**114.1**
Average Electricity Purchase Price ($ per MWh)	52.09	55.53
Retail Electricity Sales (GWh)	4,064	3,950
Electricity Customer Numbers	514,000	511,000
Gas Sales Wholesale Customers (PJ)	6.6	3.4
Gas Sales Retail Customers (PJ)	2.2	2.7
Gas Sales LPG Customers (tonnes)(1)	46,000	-
Gas Customer Numbers	74,000	76,000
LPG Customer Numbers (excluding franchisees)	33,000	-

(1) Represents six months of operations of Rockgas LPG business since acquisition on 30 April 2007.

Retail electricity

Contact's retail electricity business has performed well over the six months ended 31 December 2007, with gross retail electricity revenue of $641.0 million, up from $605.3 million for the six months to 31 December 2006.

This increase was due to increases in both volumes and prices. Retail electricity sales for the six months to 31 December 2007 were 4,064 gigawatt hours (GWh), up three per cent from 3,950 GWh for the six months ended 31 December 2006. The average sales price also increased by three per cent in the period ended 31 December 2007. Total electricity customer numbers as at 31 December 2007 were 514,000, up from 511,000 as at 31 December 2006.

The average electricity purchase price was $52.09 per megawatt hour (MWh) for the six months to 31 December 2007, down slightly from $55.53 per MWh for the six months to the end of December 2006.

Electricity transmission, distribution and levies for the six months ended 31 December 2007 were $223.4 million, up two per cent from $218.3 million for the six months ended 31 December 2006.

Labour costs and operating expenses

Labour costs and other operating expenses attributable to the retail segment increased to $70.0 million from $55.3 million, largely as a result of the integration of the Rockgas LPG business into Contact, as well as underlying increases in labour costs.

Retail gas

Retail gas revenue for the six months ended 31 December 2007 was $47.1 million, down from $53.2 million for the six months ended 31 December 2006. Retail gas volume for the six months ended 31 December 2007 was 2.2 petajoules (PJ), down from 2.7 PJ for the six months ended 31 December 2006. This decrease is primarily due to reduced demand as a result of warmer weather conditions and a decrease in customer numbers.

The average cost of gas for retail (excluding transmission) increased by about 20 per cent to $5.34 per gigajoule (GJ). The average retail gas transmission cost for the six months ended 31 December 2007 was $10.26 per GJ, up 10 per cent from $9.33 per GJ for the six months ended 31 December 2006.

Contact had 74,000 retail gas customers as at 31 December 2007, compared with 76,000 as at 31 December 2006.

Generation segment

	6 Months Ended 31 December 2007 $million	6 Months Ended 31 December 2006 $million
Wholesale Electricity Revenue	306.4	306.5
Steam Revenue	7.1	6.7
Other Wholesale Revenue	2.2	1.7
Total Wholesale Revenue	**315.7**	**314.9**
Electricity Transmission, Distribution and Levies	(21.8)	(18.2)
Gas Purchases and Transmission	(127.2)	(100.9)
Labour Costs and Other Operating Expenses	(42.4)	(41.7)
Total Operating Expenses	**(191.5)**	**(160.8)**
EBITDAF	**124.1**	**154.0**
Depreciation	(63.0)	(61.6)
Segment Result	**61.2**	**92.4**
Average Wholesale Electricity Price ($ per MWh)[1]	48.53	51.45
Gas Used in Internal Generation (PJ)	22.1	21.1
Gas Cost Including Transmission ($ per GJ)	5.75	4.78
Thermal Generation (GWh)	2,821	2,693
Geothermal Generation (GWh)	1,085	997
Hydro Generation (GWh)	1,968	1,907
Total Generation (GWh)	5,874	5,597

(1) This price excludes contracts for differences.

Contact's total electricity generation for the six months ended 31 December 2007 was 5,874 GWh, a five per cent increase from 5,597 GWh generated in the six months ended 31 December 2006. The increase in total generation was made up of increases across all of Contact's generation types.

The increase in Contact's generation was balanced by softer wholesale electricity prices, which averaged $48.53 per MWh across the period, down six per cent from $51.45 per MWh for the six months ended 31 December 2006.

Contact's geothermal generation increased by 88 GWh (nine per cent) relative to the six month period ended 31 December 2006. Contact's geothermal drilling programme and the new resource consents granted for Contact's Wairakei geothermal operations in May 2007 resulted in increased output at both Ohaaki and Wairakei. Further capacity gains enabled by the new consents are expected during the second half of the 2008 financial year.

Gas costs

Contact's gas costs continued to increase over the period as Contact's cheaper legacy gas entitlements were replaced with more expensive gas supply arrangements. The average gas purchase price, excluding transmission and the impact of inflexibility, was $5.34 per GJ for the six months ended 31 December 2007, an increase of 20 per cent from $4.43 per GJ for the six months ended 31 December 2006.

Income tax expense

Income tax expense for the six months ended 31 December 2007 was $47.4 million, compared with $60.5 million for the same period in 2006. The effective tax rate for the six months ended 31 December 2007 was 28.7 per cent, compared with 33 per cent for the same period in 2006. The reduction in the effective tax rate is primarily due to the non-taxable gain on sale of the Mokai geothermal rights.

The effective tax rate is expected to be approximately 33.0 per cent for the six months ending 30 June 2008, resulting in an expected tax rate for the full year of approximately 31.0 per cent.

Financial position

The company continues to maintain a strong financial position, with gearing of net debt to net debt plus equity being 22 per cent, and is well placed to fund its future growth programme.

As at 31 December 2007 Contact's evergreen committed credit facilities totalled $510.0 million, of which $425.6 million was available.

Based on the New Zealand dollar equivalent of borrowings, net of foreign exchange hedging, net debt increased to $820.5 million as at 31 December 2007 from $735.7 million as at 31 December 2006. This increase of $84.8 million is primarily due to a decrease in short-term deposits which were applied to fund the acquisition of the Rockgas LPG business in April 2007, and increased capital expenditure in the period.

In September 2007, term debt of $277.8 million was repaid utilising funds on hand.

Capital expenditure and commitments

Contact's capital expenditure for the six months ended 31 December 2007 was $92.2 million, compared with $62.7 million in the period ended 31 December 2006. The majority of this increase is growth capital expenditure, largely in relation to geothermal generation.

Total commitments for capital expenditure, investments and operating leases as at 31 December 2007 were $191.5 million, compared with $187.8 million as at 31 December 2006.

Outlook

Contact is on track for a solid full year result. With market conditions currently favouring the company's geographic and fuel diversity, Contact expects to deliver a full year EBITDAF approximately four per cent higher than in 2007.

Dividend declaration

The Contact Board has resolved to increase the interim dividend for the 2008 financial year by 10 per cent to 11 cents per share (fully imputed). The increase reflects the continued confidence the Board has in the company's performance, its outlook and progress on strategic initiatives. This dividend will be paid on 26 March 2008.

Contact Energy national overview

Contact can supply electricity and gas products across the country. Contact has reticulated natural gas customers across much of the North Island, reticulated LPG customers in Christchurch, Queenstown and Wanaka and can supply bottled LPG to customers nationwide.


Otahuhu B
combined-cycle gas turbine 400 MW
Otahuhu A
reactive power
Auckland Sales Team
Rockgas Sales and Distribution
Te Rapa
cogeneration 44 MW
Ohaaki
geothermal 105 MW (currently operating at 65 MW)
Taranaki
combined-cycle gas turbine 377 MW
Levin Call Centre
Wairakei
geothermal 157 MW and 15 MW binary plant
Poihipi Road
geothermal 50 MW
Lower Hutt Retail Services Centre
Rockgas Sales and Distribution
Wellington
Contact Head Office
Queenstown
Rockgas Sales and Distribution
Reticulated LPG networks
Christchurch
Rockgas Sales and Distribution
Reticulated LPG networks
Clyde, Clutha River
hydro 432 MW
Roxburgh, Clutha River
hydro 320 MW
Dunedin Call Centre
Rockgas Sales and Distribution
Invercargill
Rockgas Sales and Distribution

Financial statements

Contact Energy Limited and Subsidiaries

for the six months ended 31 December 2007

Contact Energy Limited and Subsidiaries

Income statement

for the six months ended 31 December 2007

	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Operating Revenue				
Wholesale Electricity Revenue		306,388	306,455	630,363
Retail Electricity Revenue		641,049	605,304	1,170,180
Gas Revenue		83,774	71,022	148,016
LPG Revenue		68,312	-	25,335
Steam Revenue		7,068	6,749	12,169
Other Revenue		9,971	5,601	11,903
		1,116,562	**995,131**	**1,997,966**
Operating Expenses				
Retail Electricity Purchases		(224,881)	(232,440)	(455,787)
Electricity Transmission, Distribution and Levies		(245,232)	(236,496)	(452,522)
Gas Purchases and Transmission		(198,484)	(153,736)	(325,341)
LPG Purchases		(53,597)	-	(17,910)
Labour Costs		(39,861)	(29,601)	(62,424)
Other Operating Expenses		(72,580)	(67,446)	(140,291)
		(834,635)	**(719,719)**	**(1,454,275)**
Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)		**281,927**	**275,412**	**543,691**
Depreciation and Amortisation		(74,292)	(69,186)	(139,280)
Equity Accounted Earnings of Associates		1,206	851	707
Change in Fair Value of Financial Instruments	10	609	8,470	23,259
Retirement of New Plymouth Power Station	4	(30,497)	-	-
Gain on Sale of Mokai Geothermal Land and Rights	5	21,319	-	-
		(81,655)	**(59,865)**	**(115,314)**
Earnings Before Net Interest Expense and Income Tax (EBIT)		**200,272**	**215,547**	**428,377**
Net Interest Expense	6	(35,469)	(32,163)	(62,657)
Profit Before Income Tax		**164,803**	**183,384**	**365,720**
Income Tax Expense	7	(47,375)	(60,491)	(118,981)
Change in Corporate Income Tax Rate		-	-	(7,112)
Profit for the Period		**117,428**	**122,893**	**239,627**
Basic and Diluted Earnings Per Share (Cents)		**20.36**	**21.31**	**41.56**

Supplementary disclosure

Underlying earnings after tax is presented to allow readers to make a more accurate assessment and comparison of underlying earnings after removing one-off items and the Change in Fair Value of Financial Instruments.

Underlying Earnings After Tax	2	116,134	117,218	231,155
Underlying Earnings Per Share (Cents)	2	20.14	20.33	40.09

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

Statement of changes in equity

for the six months ended 31 December 2007

	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Profit for the Period		**117,428**	**122,893**	**239,627**
Change in Foreign Currency Translation Reserve		157	(80)	(109)
Change in Asset Revaluation Reserve		-	-	349,235
Change in Cash Flow Hedge Reserve	10	3,515	19,155	5,630
Total Recognised Revenues and Expenses		**121,100**	**141,968**	**594,383**
Dividends Paid	8	(98,028)	(92,261)	(149,924)
Share Based Payments		427	-	419
Business Combination of Commonly Controlled Entities		-	-	(92,942)
Changes in Equity for the Period		**23,499**	**49,707**	**351,936**
Equity at Start of the Period		**2,904,179**	**2,552,243**	**2,552,243**
Equity at End of the Period		**2,927,678**	**2,601,950**	**2,904,179**
Represented by:				
Share Capital		780,358	780,037	780,196
Foreign Currency Translation Reserve		207	79	50
Asset Revaluation Reserve		1,900,718	1,551,483	1,900,718
Cash Flow Hedge Reserve		3,808	13,818	293
Share Based Payment Reserve		525	-	260
Retained Earnings		242,062	256,533	222,662
Equity at End of the Period		**2,927,678**	**2,601,950**	**2,904,179**

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

Balance sheet

as at 31 December 2007

	Note	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
SHAREHOLDERS' EQUITY		**2,927,678**	**2,601,950**	**2,904,179**
Represented by:				
Current Assets				
Cash and Short Term Deposits		16,730	296,548	178,984
Receivables and Prepayments		195,184	161,970	222,477
Inventories		20,796	18,719	23,289
Derivative Financial Instruments	10	5,009	2,973	1,989
Total Current Assets		**237,719**	**480,210**	**426,739**
Non-current Assets				
Property, Plant and Equipment		4,319,566	3,833,603	4,308,203
Intangible Assets		182,065	178,778	182,189
Investment in Associates		6,833	7,818	6,210
Other Financial Assets		2,935	-	2,935
Derivative Financial Instruments	10	39,752	44,360	43,023
Other Non-current Assets		5,373	2,987	2,629
Total Non-current Assets		**4,556,524**	**4,067,546**	**4,545,189**
TOTAL ASSETS		**4,794,243**	**4,547,756**	**4,971,928**
Current Liabilities				
Borrowings	9	89,011	6,559	3,020
Current Portion of Term Borrowings	9	-	205,367	196,611
Derivative Financial Instruments	10	717	75,591	85,809
Payables and Accruals		205,741	174,350	248,700
Taxation Payable		11,329	10,925	2,409
Provisions	11	30,547	3,337	3,525
Total Current Liabilities		**337,345**	**476,129**	**540,074**
Non-current Liabilities				
Borrowings	9	553,518	575,602	513,683
Derivative Financial Instruments	10	200,973	178,695	242,986
Provisions	11	27,525	21,717	25,880
Deferred Taxation		744,752	689,616	742,173
Other Non-current Liabilities		2,452	4,047	2,953
Total Non-current Liabilities		**1,529,220**	**1,469,677**	**1,527,675**
TOTAL LIABILITIES		**1,866,565**	**1,945,806**	**2,067,749**
NET ASSETS		**2,927,678**	**2,601,950**	**2,904,179**

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

Statement of cash flows

for the six months ended 31 December 2007

	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash Provided from:				
Receipts from Customers		1,146,518	1,052,033	1,996,958
Cash Applied to:				
Payments to Suppliers and Employees		(869,152)	(802,776)	(1,474,909)
Supplementary Dividend Paid to Shareholders	8, 1	(10,189)	(9,769)	(15,758)
Taxation Paid		(30,400)	(30,500)	(88,300)
		(909,741)	(843,045)	(1,578,967)
Net Cash Inflow from Operating Activities		**236,777**	**208,988**	**417,991**
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash Provided from:				
Proceeds from Sale of Mokai Geothermal Land and Rights	5	27,252	-	-
Interest Received	1	4,172	10,809	24,943
Loan from Associate		1,051	-	-
Associate Dividends Received		829	1,254	2,761
		33,304	12,063	27,704
Cash Applied to:				
Purchase of Property, Plant and Equipment		(98,754)	(64,434)	(145,148)
Retirement of New Plymouth Power Station	4	(1,524)	-	-
Purchase of Subsidiary		-	-	(159,432)
Repayment of Loan from Associate		-	(834)	(3,035)
		(100,278)	(65,268)	(307,615)
Net Cash (Outflow) to Investing Activities		**(66,974)**	**(53,205)**	**(279,911)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash Provided from:				
Gross Proceeds from Borrowings		91,267	-	-
Cash Applied to:				
Interest Paid	1	(40,710)	(42,439)	(82,919)
Ordinary Dividend Paid to Shareholders	8	(98,028)	(92,261)	(149,924)
Repayment of Borrowings		(284,033)	(6,776)	(8,017)
		(422,771)	(141,476)	(240,860)
Net Cash (Outflow) to Financing Activities		**(331,504)**	**(141,476)**	**(240,860)**
Net (Decrease)/Increase in Cash and Cash Equivalents		(161,701)	14,307	(102,780)
Add: Cash and Cash Equivalents at the Start of the Period		177,948	280,728	280,728
Cash and Cash Equivalents at the End of the Period		**16,247**	**295,035**	**177,948**
Cash and Cash Equivalents is comprised of:				
Bank Overdraft		(483)	(1,513)	(1,036)
Cash and Short Term Deposits		16,730	296,548	178,984
		16,247	**295,035**	**177,948**

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

Statement of cash flows continued

for the six months ended 31 December 2007

RECONCILIATION OF PROFIT FOR THE PERIOD TO CASH FLOWS FROM OPERATING ACTIVITIES	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Profit for the Period		**117,428**	**122,893**	**239,627**
Items Classified as Investing/Financing				
Retirement of New Plymouth Power Station	4	30,497	-	-
Gain on Sale of Mokai Geothermal Land and Rights	5	(21,319)	-	-
Net Interest Expense	6	35,469	32,163	62,657
		44,647	32,163	62,657
Non-cash Items				
Bad and Doubtful Accounts		2,407	2,823	5,395
Movement in Provisions		784	(628)	(149)
Share Based Payments		530	-	550
Depreciation and Amortisation		74,292	69,186	139,280
Equity Accounted (Earnings) of Associates		(1,206)	(851)	(707)
Change in Fair Value of Financial Instruments	10	(609)	(8,470)	(23,259)
(Decrease)/Increase in Deferred Taxation		766	1,736	7,581
Impact of Change in Corporate Income Tax Rate		-	-	7,112
Other		(364)	-	-
		76,600	63,796	135,803
Operating Cash Profit for the Period		238,675	218,852	438,087
Movement in Working Capital				
Decrease/(Increase) in Receivables and Prepayments		24,870	56,368	(3,031)
Decrease in Taxation Receivable		-	-	7,311
Decrease/(Increase) in Inventories		738	(232)	(3,005)
Increase/(Decrease) in Payables and Accruals		(33,526)	(84,486)	(21,371)
(Decrease)/Increase in Taxation Payable		8,920	18,486	-
(Increase) in Other Non-current Assets		(2,900)	-	-
		(1,898)	(9,864)	(20,096)
Net Cash Inflow from Operating Activities		**236,777**	**208,988**	**417,991**

The accompanying notes form an integral part of these financial statements.

Notes to the financial statements

for the six months ended 31 December 2007

1 Statement of accounting policies

Reporting entity

Contact Energy Limited (the Company) is a profit-oriented company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Market. The Company is an issuer in terms of the Financial Reporting Act 1993.

The unaudited interim consolidated financial statements (the financial statements) for Contact Energy Limited as at and for the six months ended 31 December 2007 comprise the Company and its subsidiaries and their interest in associates and jointly controlled entities (together referred to as Contact).

Contact is a diversified and integrated energy company, focusing on the wholesale generation of electricity and the retail sale of electricity, natural gas and LPG, and related services in New Zealand.

Basis of preparation

The functional and reporting currency used in preparation of the financial statements is New Zealand dollars, rounded to the nearest thousand.

The financial statements have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard *NZIAS 34 Interim Financial Reporting* (NZIAS 34) and include condensed notes to the financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the financial statements and related notes included in Contact's Annual Report for the year ended 30 June 2007 (2007 Annual Report). The accounting policies set out in the 2007 Annual Report have been applied consistently to all periods presented in these financial statements. There have been no changes in accounting policies from those applied in Contact's 2007 Annual Report.

Contact has elected not to early adopt the standards and not to apply interpretations that have been issued but are not yet effective.

Certain presentational changes have been made to the Statement of cash flows to allow the readers to make a more accurate assessment of Contact's sustainable operating cash flows before funding costs. These changes, which have been applied retrospectively, are listed below:

- Reclassification of interest paid from Operating Activities to Financing Activities.
- Reclassification of interest received from Operating Activities to Investing Activities.
- Reclassification of Supplementary Dividend paid from Financing Activities to Operating Activities.

Accounting estimates and judgements

The preparation of the financial statements in conformity with NZIAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Contact's significant areas of estimation and critical judgements in these financial statements are summarised below.

Generation plant and equipment
Goodwill
Retail revenue
Restoration and environmental rehabilitation
Financial instruments
Retirement of New Plymouth power station

This list is consistent with that set out in the 2007 Annual Report, except for the addition of the retirement of New Plymouth power station, which is discussed in Note 4.

Notes to the financial statements continued
for the six months ended 31 December 2007

2 Underlying earnings after tax

Underlying earnings after tax is presented to allow readers to make a more accurate assessment and comparison of underlying earnings after removing one-off items and the Change in Fair Value of Financial Instruments.

	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Profit for the Period	**117,428**	**122,893**	**239,627**
Change in Fair Value of Financial Instruments	(609)	(8,470)	(23,259)
Retirement of New Plymouth Power Station	30,497	-	-
Gain on Sale of Mokai Geothermal Land and Rights	(21,319)	-	-
Adjustments before Income Tax	8,569	(8,470)	(23,259)
Income Tax Expense*	(9,863)	2,795	7,675
Change in Corporate Income Tax Rate	-	-	7,112
Adjustments after Income Tax	(1,294)	(5,675)	(8,472)
Underlying Earnings After Tax	**116,134**	**117,218**	**231,155**
Underlying Earnings Per Share (Cents)	**20.14**	**20.33**	**40.09**

* Tax has been applied at 33 per cent for all adjustments except for Gain on Sale of Mokai Geothermal Land and Rights, which is non-taxable.

Notes to the financial statements continued
for the six months ended 31 December 2007

3 Segment reporting

Contact's primary reporting format is business segments. All business segments are fully integrated within New Zealand.

Contact comprises the following main business segments:

Retail

The Retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services.

Generation

The Generation segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market.

The segment result includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Items not directly attributable to, or those that can not be allocated on a reasonable basis to, the Retail or Generation segments are included in the Other segment.

Wholesale electricity purchase costs for the Retail segment are based on spot prices prevailing in the New Zealand wholesale electricity market at the relevant time, and at the relevant grid exit purchase node. Similarly, the revenues received by the Generation segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between the segments in proportion to consumption. Gas transmission and distribution charges are allocated to the segments within which they are incurred.

For the six months ended 31 December 2007

Unaudited	Retail $000	Generation $000	Other $000	Group Total $000
Segment Revenue	800,766	315,661	135	1,116,562
EBITDAF	157,644	124,148	135	281,927
Depreciation and Amortisation of Segment Assets	(11,206)	(62,962)	(124)	(74,292)
Segment Result	146,438	61,186	11	207,635
Equity Accounted Earnings of Associate				1,206
Change in Fair Value of Financial Instruments				609
Retirement of New Plymouth Power Station				(30,497)
Gain on Sale of Mokai Geothermal Land and Rights				21,319
Net Interest Expense				(35,469)
Income Tax Expense				(47,375)
Profit for the Period				117,428

For the six months ended 31 December 2006

Unaudited	Retail $000	Generation $000	Other $000	Group Total $000
Segment Revenue	680,209	314,875	47	995,131
EBITDAF	121,333	154,032	47	275,412
Depreciation and Amortisation of Segment Assets	(7,276)	(61,619)	(291)	(69,186)
Segment Result	114,057	92,413	(244)	206,226
Equity Accounted Earnings of Associate				851
Change in Fair Value of Financial Instruments				8,470
Net Interest Expense				(32,163)
Income Tax Expense				(60,491)
Profit for the Period				122,893

Notes to the financial statements continued
for the six months ended 31 December 2007

4 Retirement of New Plymouth power station

On 20 December 2007, Contact announced the retirement of its 31-year-old New Plymouth power station following discovery of asbestos at the station in September 2007.

The financial impact of the decision to close the plant permanently is recorded in the period ended 31 December 2007 as an expense of $30.5 million. This expense principally represents an estimate of the cost to decommission the plant and redundancy costs. No impairment of the New Plymouth asset has been recorded on the basis that the recoverable amount of the asset, based on an assessed fair value less costs to sell, exceeds the carrying amount.

Given the decision to retire the plant was only made in the last month of the reporting period ended 31 December 2007, a detailed project plan and costing for decommissioning was not complete at that date. Accordingly, in calculating the provision for retirement of the power station, estimates have been made as to the expected expenditures to decommission the plant based on the status of contractor negotiations at the end of the reporting period. Refer Note 11.

As the project plan to close the station progresses, the actual costs to decommission may differ from this estimate.

Contact has entered into financial arrangements in the wholesale electricity market that are expected to provide a broadly equivalent degree of flexibility to that previously provided by the New Plymouth power station.

5 Sale of Mokai geothermal land and rights

In November 2007, Contact sold land and geothermal rights relating to the Mokai geothermal field, north of Taupo, to Mighty River Power and the Tuaropaki Trust. Contact received $27.3 million as a result of selling the Mokai land and rights giving rise to a non-taxable gain of $21.3 million.

6 Net interest expense

	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Interest Cost	(40,407)	(43,049)	(85,661)
Interest Income	4,170	10,886	23,004
Interest Capitalised	768	-	-
Net Interest Expense	**(35,469)**	**(32,163)**	**(62,657)**

Contact commenced capitalising interest from 1 July 2007 principally in respect of expenditure categorised as Development Capital Work in Progress. Development Capital Work in Progress primarily represents expenditure incurred to date on Contact's renewable generation programme to develop wind and additional geothermal generation capacity.

Notes to the financial statements continued
for the six months ended 31 December 2007

7 Income tax expense

The Income Tax Expense for the six months ended 31 December 2007 reflects an effective income tax rate of 28.7 per cent (31 December 2006: 33.0 per cent; 30 June 2007 32.5 per cent).

The effective tax rate for Contact differs from the statutory rate of 33.0 per cent principally due to the non-taxable Gain on Sale of Mokai Geothermal Land and Rights realised in the period. In determining the effective tax rate, different income tax rates have been applied to different categories of income of the interim period. A tax rate of zero per cent has been applied to the non-taxable Gain on the Sale of Mokai Geothermal Land and Rights. A tax rate of 33.0 per cent has been applied to all other income of the interim period income.

The effective tax rate is expected to be approximately 33.0 per cent for the six months ending 30 June 2008 resulting in an expected effective tax rate for the full year ending 30 June 2008 of approximately 31.0 per cent.

8 Dividends paid

	Dividend Payment Date	Unaudited 6 Months Ended 31 December 2007 $000	Unaudited 6 Months Ended 31 December 2007 Cents Per Share	Unaudited 6 Months Ended 31 December 2006 $000	Unaudited 6 Months Ended 31 December 2006 Cents Per Share	Audited 12 Months Ended 30 June 2007 $000	Audited 12 Months Ended 30 June 2007 Cents Per Share
2006 Year Final Dividend	21 September 2006			92,261	16.0	92,261	16.0
2007 Year Interim Dividend	23 March 2007					57,663	10.0
2007 Year Final Dividend	25 September 2007	98,028	17.0				
Supplementary Dividend		10,189		9,769		15,758	
Foreign Investor Tax Credit		(10,189)		(9,769)		(15,758)	
Total Dividends Paid		98,028		92,261		149,924	
Current period fully imputed dividend on ordinary shares, declared subsequent to reporting period. Refer to note 14.		63,430	11.0	57,663	10.0	98,028	17.0

Notes to the financial statements continued
for the six months ended 31 December 2007

9 Borrowings

Current Borrowings	Borrowing Currency Denomination	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
Bank Overdraft	NZD	483	1,513	1,036
Commercial Paper	NZD	54,421	-	-
Committed Credit Facilities	NZD	30,000	-	-
Loan from Associate	AUD	2,579	3,741	1,495
Other Short Term Loans	NZD	856	1,114	-
Finance Lease Liabilities	NZD	672	191	489
Total Current Borrowings		**89,011**	**6,559**	**3,020**
Current Portion of Term Borrowings		$000	$000	$000
Floating Rate Medium Term Note	AUD	-	134,335	131,895
Floating Rate Transferable Loan Certificate	USD	-	71,032	64,716
Total Current Portion of Term Borrowings		-	**205,367**	**196,611**
Non-current Borrowings		$000	$000	$000
Fixed Rate Senior Notes	USD	552,798	575,254	512,966
Finance Lease Liabilities	NZD	720	348	717
Total Non-current Borrowings		**553,518**	**575,602**	**513,683**

New Zealand Dollar equivalent of borrowings

The New Zealand Dollar equivalent of borrowings after the effect of the foreign exchange hedging of the borrowings is presented in the table below. Foreign currency denominated term borrowings are hedged by Cross Currency Interest Rate Swaps. Refer Note 10.

	Borrowing Currency Denomination	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
Current Borrowings		**89,011**	**6,559**	**3,020**
Term Borrowings (Current and Non-current)				
Finance Lease Liabilities		720	348	717
Floating Rate Medium Term Note	AUD	-	158,730	158,730
Floating Rate Transferable Loan Certificate	USD	-	119,048	119,048
Fixed Rate Senior Notes	USD	747,527	747,527	747,527
		748,247	**1,025,653**	**1,026,022**
		837,258	**1,032,212**	**1,029,042**

Notes to the financial statements continued
for the six months ended 31 December 2007

9 Borrowings continued

Repayment of borrowings

In September 2007, Contact repaid $277.8 million of term debt representing the AUD Floating Rate Medium Term Note ($158.7 million) and the USD Floating Rate Transferable Loan Certificate ($119.1 million).

Credit facilities

During the period, Contact secured additional committed credit facilities totalling $210.0 million, increasing its total evergreen committed credit facilities to $510.0 million. $360.0 million of the facilities currently matures in May 2010, and $150.0 million currently matures in December 2012.

These committed credit facilities also support a $250.0 million Commercial Paper Programme.

Drawdowns under each of the facilities are summarised in the table above.

10 Financial instruments

Fair value of derivative financial instruments

The fair values of the significant types of derivative financial instruments outstanding, together with the designation of their hedging relationship, are summarised below:

	Hedge Accounting Designation	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	(194,637)	(244,632)	(315,572)
Interest Rate Derivatives	No Hedge	29,291	13,504	28,422
Forward Foreign Exchange Derivatives	Cash Flow Hedge	(699)	(2,929)	(4,505)
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	(6,354)	(6,725)	(8,718)
Electricity Price Hedges	Cash Flow Hedge	15,470	33,829	16,590
Total Derivative Financial Instruments (Liabilities)/Assets		**(156,929)**	**(206,953)**	**(283,783)**
Current Assets		5,009	2,973	1,989
Non-current Assets		39,752	44,360	43,023
Current Liabilities		(717)	(75,591)	(85,809)
Non-current Liabilities		(200,973)	(178,695)	(242,986)
		(156,929)	**(206,953)**	**(283,783)**

The Changes in the Fair Value of Financial Instruments recognised in the Income Statement and Equity are summarised below:

Income Statement	Hedge Accounting Designation	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	120,935	(88,744)	(159,684)
Borrowings	Fair Value Hedge	(120,999)	88,803	159,848
		(64)	59	164
Interest Rate Derivatives	No Hedge	470	8,684	23,210
Forward Foreign Exchange Derivatives	Cash Flow Hedge	-	138	205
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	155	185	358
Electricity Price Hedges	Cash Flow Hedge	48	(596)	(678)
Gain/(Loss) in Fair Value		**609**	**8,470**	**23,259**

Notes to the financial statements continued
for the six months ended 31 December 2007

10 Financial instruments continued

Cash Flow Hedge Reserve	Hedge Accounting Designation	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Interest Rate Derivatives	No Hedge	400	367	761
Forward Foreign Exchange Derivatives	Cash Flow Hedge	3,807	(6,076)	(7,680)
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	2,209	(4,554)	(6,721)
Electricity Price Hedges	Cash Flow Hedge	(1,170)	38,852	21,694
Income Tax on Changes in Fair Value of Financial Instruments Taken to Equity		(1,731)	(9,434)	(2,424)
Gain/(Loss) in Fair Value		**3,515**	**19,155**	**5,630**

The $0.6 million (31 December 2006: $8.5 million; 30 June 2007: $23.3 million) Change in Fair Value of Financial Instruments recorded in the Income statement is principally due to interest rate derivatives, which have not been designated in a hedge relationship. The interest rate derivatives are revalued applying market interest rates. As a result, the change in fair value interest rate derivatives is a non-cash item that fluctuates over time in accordance with changes in market interest rates.

11 Provisions

Unaudited	Retirement of New Plymouth Power Station $000	Decommissioning/ Restoration $000	Other $000	Group Total $000
Balance at 1 July 2007	-	24,645	4,760	29,405
Provisions Made During the Period	27,458	-	1,833	29,291
Provisions Used During the Period	(1,416)	(39)	(12)	(1,467)
Provisions Reversed During the Period	-	(461)	(63)	(524)
Unwind of Discount Rate	-	1,367	-	1,367
Balance at 31 December 2007	**26,042**	**25,512**	**6,518**	**58,072**
Current	26,042	952	3,553	30,547
Non-current	-	24,560	2,965	27,525
	26,042	25,512	6,518	58,072

Refer to Note 4 for discussion on the provision for retirement of New Plymouth power station.

The decommissioning and restoration provisions include estimates of future expenditures for the abandonment and restoration of areas from which natural resources are extracted and of environmental rehabilitation of commercial sites that require remediation of conditions resulting from present operations.

Other provisions cover a range of commercial matters, which are the subject of legal privilege and/or confidentiality arrangements.

Notes to the financial statements continued
for the six months ended 31 December 2007

12 Commitments

	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Capital and Investment Commitments	154,057	150,736	152,436
Operating Lease Commitments	19,444	15,279	20,765
Other Operating Commitments	17,951	21,747	20,049

Other Operating Commitments comprise a portion of long-term maintenance agreements entered into for generation assets. The remainder of commitments under these agreements are included in Capital and Investment Commitments.

Gas commitments

Contact holds contracts with a variety of counterparties relating to the right to uplift and transport gas. The nature of these commitments was disclosed in Contact's Annual Report for the year ended 30 June 2007. The principal changes to these commitments as at 31 December 2007 was the extension of the termination date on one contract as disclosed below:

Swift Energy New Zealand Limited

Contact's contract with Swift Energy New Zealand Limited (Swift), under which Contact has agreed to purchase gas at a daily rate notified by Swift, was extended to 30 June 2008 from 30 September 2007.

13 Material related party transactions

Acquisition of Swift Energy oil and gas assets

In December 2007, Contact's ultimate parent company, Origin Energy Limited, entered into an agreement to purchase certain New Zealand oil and gas assets from Swift Energy New Zealand Limited for approximately $115.0 million. Contact will contribute approximately $54.0 million to the total purchase price for the right to own and develop the Ahuroa field as an underground gas storage facility and purchase the remaining gas and LPG reserves in the Ahuroa reservoir.

The transaction between Origin and Swift is not expected to be completed until the first quarter of 2008 and is conditional on the consent of the Overseas Investment Office and the Ministry of Economic Development. Contact's obligations are conditional on the completion of that transaction. Accordingly, the financial impact of the acquisition has not been recorded in these financial statements for the period ended 31 December 2007.

14 Subsequent events

Declaration of dividend

On 21 February 2008, the Directors declared an interim dividend in respect of the year ending 30 June 2008 of approximately $63.4 million, representing 11.0 cents per share, payable on 26 March 2008. Refer Note 8. The dividend will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 1.9 cents per share, which equates to the non-resident withholding tax payable.

KPMG

Auditors' review report

To the shareholders of Contact Energy Limited

We have completed a review of the financial statements in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. The financial statements provide information about the past financial performance of Contact Energy Limited and its subsidiaries ("the Group") and its financial position as at 31 December 2007.

Directors' responsibilities

The Directors of Contact Energy Limited are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Group as at 31 December 2007 and the results of its operations and cash flows for the six month period ended on that date.

Reviewers' responsibilities

It is our responsibility to express an independent opinion on the interim financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the financial statements do not give a true and fair view of the financial position of the Group as at 31 December 2007, the results of its operations and cash flows for the six month period ended on that date.

Our review was completed on 21 February 2008 and our opinion is expressed as at that date.

KPMG

Wellington

contact

This report is printed on coated paper containing 55 per cent recycled fibre.
All of the ink used in the production of this report is vegetable-based,
mineral oil free, and from 100 per cent renewable resources.

082-34934

RECEIVED

2008 MAY 30 A 11: 16

FICE OF INTERNATIONAL CORPORATE FINANCE

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	20 March 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,720
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,400 - 18 March 2008 26,320 - 19 March 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,787,778	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,267,740 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 20 March 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	20 March 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

20 March 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that as of 12pm EST on 19 March, the top of the reservoir (Farewell Formation) in the Kupe South 8 (KS-8) well has been intersected with elevated gas shows, coring operations completed and the 8-1/2 inch section drilled to a planned final depth of 3,834m MDRT (measured depth from rotary table).

Reservoir evaluation logs will now be run and upon completion, it is planned to set and cement the 5 inch liner.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,895m	3,385m
KS-7	566m	2,000m	3,116m	
KS-8	568m	2,184m	3,429m	3,834m

*Depths are cumulative and show total well depth.

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

origin energy

ASX Release

20 March 2008

Origin raises $1.54 billion from an underwritten syndicated credit facility

Origin Energy Limited ("Origin") is pleased to announce that it has raised $1.54 billion including oversubscriptions of $420 million from the syndication of its underwritten 3-year credit facility ("Facility") announced on 11 February 2008.

Origin will pay a margin of 65 basis points per annum above the applicable base rate for each tranche of the Facility.

The Facility is structured on a senior unsecured basis and comprises A$1.32 billion of revolving and term tranches and a US$200 million revolving tranche.

Commenting on completion of the Facility, Origin's Chief Financial Officer Frank Calabria said "Origin is very pleased with the support received from a range of domestic and international banks. The Facility will be used along with cash flows and existing facilities to fund Origin's previously announced growth capital expenditure requirements, including power generation projects and ongoing coal seam gas developments."

For further information please contact:

Angus Guthrie
Manager Investor Relations
Origin Energy
Ph: 02 8345 5558
Mobile: 0417 864 255

origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	18 March 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	62,640
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**21,600 @ $4.146826** **41,040 @ $5.718196**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**17 March 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**875,759,058**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,296,460 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 18 March 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	17 March 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	37,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $4.146826 32,000 @ $5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,000 - 13 March 2008 32,000 - 14 March 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,696,418	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,359,100** **747,000**	**Options** **Performance Share Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 17 March 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	13 March 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

13 March 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 12 March, the 8-1/2 inch drilling assembly was being run in to drill out the 9-5/8 inch casing shoe-track on Kupe South 8 (KS-8).

Over the last week, drilling of the 8-1/2 inch section of the Kupe South 6 (KS-6) well reached the planned total depth of 3,385m MDRT (measured depth from rotary table), reservoir evaluation logs were completed, the 5 inch liner set and cemented and the well suspended.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,895m	3,385m
KS-7	566m	2,000m	3,116m	
KS-8	568m	2,184m	3,429m	

*Depths are cumulative and show total well depth.

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie, Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

origin energy

RECEIVED

2008 MAY 30 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	12 March 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 March 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,659,418	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,396,100 747,000	Options Performance Share Rights
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 12 March 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	7 March 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,300
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**20,300 @ $5.718196** **20,000 @ $4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6 March 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**875,656,818**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,398,700 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 7 March 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	6 March 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

06 March 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 05 March, coring of the 8-1/2 inch section of the Kupe South 6 (KS-6) well had been completed and drilling had reached a depth of 3,313m MDRT (measured depth from rotary table). As anticipated, KS-6 encountered a hydrocarbon column in the Farewell Formation. The planned total depth for the section is 3,385m MDRT. Upon completion, it is planned to conduct wire-line logging prior to setting and cementing the 5 inch liner.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,895m	3,313m
KS-7	566m	2,000m	3,116m	
KS-8	568m	2,184m	3,429m	

*Depths are cumulative and show total well depth.

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 March 2008
From	Bill Hundy	Pages	55
Subject	**PRESENTATION**		

Attached for your information is a presentation being made by Mr Grant King, Managing Director and Mr Frank Calabria, Chief Financial Officer to investors in Asia and the United Kingdom.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Australia and New Zealand 5th Annual Investment Conference

London

March 2008

082-34934

Outline

- Origin's strategy
- Highlights
- Strategy implementation
- Appendix - Reserves position and five year financials

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

origin energy

origin energy

Origin's strategy

Origin's financial objectives and business strategies have been established to respond to changes in the energy industry

- **Financial Objective**
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- **Business Strategy**
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

While these objectives and strategies are continually reviewed, they are still relevant today...

...and has provided us with the ability to perform strongly and grow the business across the competitive segments of the industry....



Generator
Retailer
2P Reserves
(PJe)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Generation Capacity
(MW)
Contact
Committed
Customers
(millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact

...resulting in Origin becoming the leading fuel-integrated generator-retailer in the Australian and NZ markets

082-34934

The effective implementation of this strategy helps us manage the volatility in wholesale electricity and gas prices which arise in the energy industry

- Origin's risk management strategies have seen it effectively manage severe price shocks in the NEM over calendar 2007. While the forward curve has fallen significantly since peaking around June 07 it continues to signal a shift to higher wholesale prices in the medium term


Victorian Spot and Forward Contract Electricity Prices
Forward Curve Jun 07
Forward Curve Dec 07
Forward Curve Feb 08
Forward Curve Jun 06
Monthly Average spot Price
Approx. Average forward curve price

Source: NEMMCO, AFMA and Origin Energy


Victorian Gas Weighted Average Spot Price and Demand
(01 Jan 2006 to 15 Feb 2008)
Daily weighted average spot market price (A$/GJ)
Daily withdrawals (GJ)
01-Jan-06
01-Jul-06
01-Jan-07
01-Jul-07
01-Jan-08
2H06 Average Price - $3.04
1H07 Average Price - $3.03
2H07 Average Price - $3.96
1H08 Average Price - $4.24
2H08 $3.51
Quantity (GJ)
Spot Market Price

- The gas market in Victoria experienced higher wholesale gas costs in the middle of the year, largely in response to water shortages which restricted hydro generation and called on extra gas for power generation

origin energy

The integrated strategy has provided a range of growth opportunities which have provided...

EBITDAF by business type
(A$, millions)



1400
1200
1000
800
600
400
200
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun-05
Jun-06
Jun-07
Networks
E&P
Generation
Retail
Contact

- Initial growth in Retail came from acquisitions and margin expansion - with further consolidation likely (eg NSW privatisation)
- Longer term investments will drive growth in E&P - with large projects such as CSG, BassGas, and the Otway Gas Project now starting to add earnings in FY 08
- Conditions were historically unfavourable for large-scale Generation investments - however recent wholesale price rises have provided the signal for Origin to start building its own base-load generation and add to its peaking assets
- Contact Energy - acquired in 2004 - brought immediate earnings and provides a strong growth platform in renewables
- The low-growth Networks business was sold at the end of FY 07

... with initial growth in the Retail segment being followed by growth in the E&P and Generation areas

origin energy

These strategies have resulted in significant growth and increasing value for shareholders


FCFPS
EPS
DPS
cents per share (A$)
19
13
6
30
17
4
40
20
5
54
25
10
53
31
13
63
42
15
74
42
18
71
44
21
'00
'01
'02
'03
'04
'05
'06
'07

- Free cash flow per share[(1)] has grown at a CAGR 21% since listing
- EPS has increased from 13 cents per share in 2000 to 44 cents per share in 2007 (underlying)
- Since 2001 Origin has steadily increased its dividends, paying 21 cps fully franked in 2007
- Origin's share price has significantly outperformed the ASX 100 index since listing
- Market capitalisation and liquidity have increased as the share-price has risen, with capital raisings in 2001, 2005 and late 2006 following significant acquisitions


1/03/2000
6/01/2003
18/04/2007
Origin Energy
ASX100


$ million
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Liquidity
Market Cap
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

(1) Free cash flow after stay-in-business capital, interest and tax

origin energy

origin energy

Half year update

The last six months has seen Origin continuing to build its integrated business

Exploration and Production

- Increased CSG production
- Otway commissioning commenced
- Halladale / Blackwatch and Swift assets acquired
- Good progress on Kupe Gas Project

Generation

- Construction of Darling Downs and Quarantine commenced
- Committed to Mt Stuart expansion
- Geodynamics farm-in
- Committed to Cullerin wind farm development and acquired rights to additional development sites

Retail

- Tariff increases in electricity and gas
- On track with Sun Retail integration
- Maintained customers numbers
- Market leader in green products
- Progress on retail systems strategy

Contact Energy

- Higher gas costs absorbed
- Progressed development of geothermal and wind projects
- Secured access to gas storage
- Rockgas Integration

Safety: Improved TRIFR by 53% from 22.8 in Dec 06 to 10.6 in Dec 07

origin energy

In the half year to December 2007 Origin delivered steady underlying earnings and continued increasing dividend payments to shareholders

Dividends - cents per share


Franking
100% 100% 40% 100% 100% 100% 100% 100%
25
20
15
10
5
0
4
3
5
7
8
9
11
FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY07
Dec half
Jun half

Performance Highlights (HY 2008)

• Revenue	$3,817 million	↑ 33%
• EBITDAF	$608 million	↑ 3%
• EBIT	$634 million	↑ 31%
• Statutory Profit	$335 million	↑ 44%
• Underlying Profit	$200 million	↓ 3%
• OCAT	$385 million	↑ 5%
• EPS - Statutory	38.3 cps	↑ 32%
- Underlying	22.9 cps	↓ 11%
• OCAT Ratio - Calendar Year	11.8%	
• Adjusted net debt / (debt + equity)	38%	

Based on prevailing market conditions Origin should deliver an increase in Underlying Profit for the financial year of at least 15%

origin energy

Origin has a significant program of growth projects which will add significantly to earnings...



Origin Energy growth capital expenditure profile
Capital Expenditure - A$ million
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2008 (P)
2009 (P)
2010 (P)
2011 (P)
Origin Energy Free Cash Flow 2007
Darling Downs PS
Solar
Cullerin Range
Mt Stuart
Quarantine PS
Geodynamics
Swift and NZ expl
Otway Gas Project
CSG
E&P General
Kupe Gas Project
Retail
Contact

...and will be funded from strong and growing cash-flows and balance sheet capacity

Origin has less than 5% of its debt portfolio maturing in the next 12 months...

Origin Debt & Bank Guarantee Maturity Profile (Financial years, $ million)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
MTN & PP
Loans
Contact
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Total committed debt & bank guarantee facilities of A$5.7 billion

- Diversified funding base comprising domestic and US bonds, syndicated bank facilities and bilateral bank facilities
- Strong supportive Bank group
- Origin recently executed 3 year underwritten bank loan facility for A$900 million and US$200 million
- Discussions commenced on $200 million rollover due in May 2008

... and currently has undrawn committed debt facilities of $1.6 billion

origin energy

Origin already has in place projects and opportunities that will deliver ongoing growth...

- Leading CSG reserves position and increasing production volumes
- Major liquids-rich offshore gas projects progressively coming on-line: BassGas producing, Otway commissioning, Kupe under construction
- Over 900 MW committed, including largest Australian CCGT and Origin's first wind project
- Tenders sought for a further 500 MW OCGT
- Pipeline of over 2000 MW of opportunities
- Good access to markets

...and is well positioned for a carbon constrained future

- Growing CSG reserves
- Lower emissions gas fired generation
- Renewable energy projects and opportunities: geothermal and wind across Australia and New Zealand plus SLIVER® Solar technology
- Leading green energy supplier: 361,000 green customers signed
- Voted Ethical Investor Sustainable Company of the Year 2007

Origin's integrated strategy continues to provide the basis for long term development and growth

origin energy

origin energy

Strategy implementation

Integration into fuel has been a key component of Origin's positioning - establishing gas reserves close to markets...



Generator



2P Reserves
(PJe)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

- Origin has an extensive portfolio of gas and oil exploration and production interests near key markets in Australia and New Zealand
- Includes mature assets such as Cooper and Perth basins, together with major gas development projects including:
  - CSG Projects in Queensland (Spring Gully, Fairview, and Walloons)
  - BassGas Project - Bass Basin, Victoria - now in production
  - Otway Gas Project - Otway Basin, Victoria - now commissioning
  - Kupe Gas Project - Taranaki Basin, New Zealand - under construction with first gas by mid 2009
- Annual Sales: 92.5 PJe, Annual Production: 87.2 PJe
- 2P reserves: 3,471 PJe

... which can be brought to market at competitive prices to help underpin Retail and Generation positions

origin energy

Over the last decade Origin has made a series of investments in new production areas to offset the anticipated decline of the Cooper Basin and other traditional gas producing areas...



Origin Gas Production by Half Year
PJe
45
40
35
30
25
20
15
10
5
0
Dec
June
Dec
June
Dec
June
Dec
FY 05
FY 06
FY07
FY 08
SA Cooper & SWQ
Perth Basin
Bass Basin
Otway Basin
Tubridgi
Surat / Denison
Coal Seam Gas

- The Cooper Basin is in decline as contract volumes begin to ramp down
- Origin's CSG projects have ramped up over the last few years and now produce more than the Cooper Basin interest
- BassGas has added to production, although has been restricted in the current half by the requirement for remedial work on the Yolla 3 well
- The Otway Gas project is currently commissioning and will add 18 PJ of gas sales per annum (Origin share)
- The Kupe project starting in mid calendar year 2009 will add a further 10 PJ of gas sales per annum (Origin share)
- Further contracted or committed CSG sales will add around 70 PJ per annum by mid calendar year 2011

...with CSG developments and the BassGas project now delivering, and the Otway Gas Project, Kupe and further CSG expansion yet to come

origin energy

Oil production from the Perth Basin continues to decline, as is oil, condensate and LPG production from the Cooper Basin although at a more modest rate



Origin Liquids Production by Half Year
PJe
MMBOE
10
9
8
7
6
5
4
3
2
1
0
1.7
1.5
1.4
1.2
1.0
0.9
0.7
0.5
0.3
0.2
0.0
Dec
June
Dec
June
Dec
June
Dec
FY 05
FY 06
FY07
FY 08
SA Cooper & SWQ
Perth Basin
Surat / Denison
Bass Basin
Otway Basin

- Oil production from the mature Perth Basin oil fields has followed a steep decline curve from its peak
- Cooper decline is more modest reflecting a broad production base of oil and liquids rich gas fields
- The BassGas project has added 3 PJe (0.5 mmboe) per annum to production, although rates have been restricted in the current half by remedial work on the Yolla 3 well
- The Otway Gas project will add around 3 PJe (0.5 mmboe) of liquids production per annum from later this year (Origin share)
- The Kupe project will add a further 6 PJe (1 mmboe) per annum to Origin's liquids production from mid calendar year 2009

PJe - Petajoule equivalent

mmboe - Million barrels of oil equivalent (1mmboe = 5.83 PJe)

While liquids from BassGas has commenced and will be progressively supplemented by production from the Otway and the liquids-rich Kupe projects over the next two years

Origin has established an extensive acreage position across the prime coal seam gas fairways in Queensland...

- Current key assets are:
  - Comet Ridge (Fairview, Spring Gully)
  - Undulla Nose (Talinga, Orana, Condabri, Argyle, Kenya, Lauren)
- Origin's share of 2P reserves in these fields is 2,470 PJ (July 2007), while 3P reserves are estimated at 4,578 PJ. Total exploration and acquisition costs are around $240 million.
- Reserves quoted exclude exploration potential - with the next key area for expansion likely to be the Walloon areas away from the Undulla Nose
- Origin has written contracts with 3rd parties for over 1,000 PJ, in addition to the supply of around 880 PJ to the Darling Downs power project over 20 years



Queensland
Bowen Basin
Denison Trough
Surat Basin
Coral Sea
Kilometres
Bowen Basin CSG
Fairview & Spring Gully Fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons Exploration
No reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle & Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility
Brisbane
Toowoomba
Rockhampton
Gladstone
Bundaberg
Tweed Heads
NSW
Emerald
Rolleston
Yellowbank
Roma
Kincora
Spring Gully
Peat

Origin is the only company to hold extensive positions across both the Walloons and Fairview/Spring Gully provinces, and has total finding and acquisition costs for 2P CSG reserves booked to date of less than 10 cents per gigajoule

origin energy

Origin has been increasing CSG production to meet contracted requirements



Origin's CSG Production
Production PJe
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
■ Half Year ended 30 June □ Half Year ended 31 December

- Origin's equity share of CSG reached 100TJ/d in mid December 2007
- Spring Gully continues to ramp up & achieved peak sales of 73TJ/d (Origin share ~97%)
- Fairview: The operator (Santos) announced a development and exploration program aimed at increasing production capacity to 110TJ/d by 2009
- Gas sales from Origin's interests in Walloons (operated by Queensland Gas Company) commenced during October 2007 and will service a 7 PJ/a contract with Incitec Pivot
- EBIT margins in Origin's CSG business are growing strongly as ramp up continues and reserves are added

Phase 5 of the Spring Gully project is progressing, which is designed to increase plant capacity to 150TJ/d

origin energy

As well as growing its gas reserves Origin has been able to monetise these reserves through good channels to market...



Origin's CSG Reserves
2P Reserves (PJ)
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2000 2001 2002 2003 2004 2005 2006 2007
Financial Year



Origin's CSG Production
Production PJe
120
100
80
60
40
20
0
Half Year ended 31 December
Half Year ended 30 June
Darling Downs up to 44 PJ/a
Rio Tinto Aluminium Contract 22PJ/a
Growth in existing 3rd party contracts
Anticipated production for 2nd half 2008
2000 2001 2002 2003 2004 2005 2006 2007 2008 2012

... with committed supply arrangements providing the potential for Origin's CSG production to rise from ~ 35 PJ in FY2008 to a rate of over 100 PJ/a by FY2012

Source: Origin Energy Reports

Origin retains its clear leadership in CSG production, reserves and contracting with large 2P (2,470 PJ) and 3P (4,578 PJ) reserve positions available to address a range of commercial opportunities


CSG Reserves
2P Reserves (PJ)
3,000
2,500
2,000
1,500
1,000
500
Origin
Santos
QGC
Arrow
Sunshine Gas
AGL
Metgasco
Eastern Star Gas
Beach
Gastar
CS Energy


CSG Production
Production 12 Months to Dec 07 (PJ)
35
30
25
20
15
10
5
0
Origin
Santos
Qld Gas Corp
Arrow
AGL
Anglo Coal
Mitsui
BHPB
Sydney Gas
Beach
CS Energy
Sentient Gas
Molopo
Helm Energy
CH4
Other

With low finding costs, a large reserves base and channels to market Origin is well placed to optimise value from its CSG position

Source: Energy Quest, February 2008

origin energy

082-34934

Origin is the Operator and a 42.5% interest holder in the BassGas project which commenced operation in Sept 2006


S.A.
SEA Gas Pipeline
Victoria
Melbourne
Sth West Pipeline
Port Campbell
Portland
Otway
Basin
Southern
Ocean
BassGas Pipeline
Yolla
Bass
Basin
Strait
Tasmania
LEGEND



BassGas Project: Yolla A platform viewed from the flare-boom

- Gross annual production will be approximately 20 PJ of sales gas and 1.4 million barrels of condensate and LPG

Origin is purchasing 100% of the sales gas output for its Retail operations in Victoria

origin

The Otway Gas Project has commenced commissioning and is expected to reach steady production during March



Otway Gas Project: Onshore plant near Port Campbell, Western Victoria


S.A.
SEA Gas Pipeline
Victoria
Melbourne
Sth West Pipeline
Port Campbell
Portland
Otway
Basin
Southern
Ocean
Thylacine
BassGas Pipeline
Bass
Basin
Tasmania
LEGEND

- Gross annual production will be approximately 60 PJ of sales gas and 1.8 million barrels of condensate and LPG

Origin has a 30.75% interest in the project and is purchasing 48.5% of the sales gas for its Retail operations

In New Zealand construction of the Kupe Gas Project is progressing to schedule...


LEGEND
Origin permit
Gas pipeline
Proposed production facility
Northland Basin
Auckland
Taranaki Basin
New Plymouth
Kupe
Napier
Wellington
Nelson
Christchurch
Canterbury Basin
Timaru
Dunedin
Tasman
Sea
Pacific
Ocean
0
250
Kilometres







- *Top Left - Topside fabrication in Singapore*
- *Top Right - installation of platform jacket using the jack-up rig which will drill the development wells*
- *Left - platform jacket arriving in New Zealand*

- Origin has a 50% interest in the Kupe Gas Project and is the Project Operator
- Gross annual production will be approximately 20 PJ of sales gas and over 2 million barrels of condensate and LPG

... and Origin is continuing to evaluate exploration results across its New Zealand portfolio

origin

The BassGas Project, Otway Gas Project, Kupe Gas Project and CSG developments are each establishing new production infrastructure in areas where we hold prospective acreage...


Bonaparte Basin
Darwin
Northern Territory
Queensland
Galilee Basin
Western Australia
Cooper & Eromanga Basins
Surat & Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Sydney
Adelaide
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart
Auckland
Taranaki & Northland Basins
New Zealand
Wellington
Canterbury Basin

...opening up the potential for further exploration and development in these and related areas

origin energy

Acquisitions: Origin recently acquired 100% interests in the Halladale/Blackwatch fields (Victoria) and Swift assets (New Zealand)



Tasman
Sea

Halladale/Blackwatch Acquisition

- Gas portfolio enhanced through acquisition of Woodside's interests in the Halladale/Blackwatch permit

Swift Acquisition

- Acquisition of Swift assets in New Zealand for NZ$115m including Rimu and Waihapa producing assets and various exploration permits
- Contact Energy to on-purchase rights for gas storage at Ahuroa to be operated by Origin



Victoria
LEGEND
Southern
Ocean

These fields have storage potential and will add flexibility to the fuel supply position of the Origin Group

origin energy

In gas, Origin has managed its sales and purchasing to leverage additional upstream development by reducing contracts to buy gas and securing new loads - particularly in Queensland



Origin Retail Natural Gas Supplies (PJ)
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
ToP to ACQ
buy from Origin
buy from Origin JV partners
buy from 3rd parties
Power Generation
Retail Sales
Power generation / other markets - potential for Origin to develop and service gas-fired power generation or other markets from equity gas reserves
Domestic gas markets - potential for Origin to service its Retail requirements through contracts with third parties or develop equity gas reserves

Origin now has significant flexibility in gas supply - and has the option to buy from third parties if gas prices are low or develop equity gas if gas prices rise

origin energy

Origin's generation position in Australia has to date comprised peaking and co-generation units...


Generator


Generation Capacity (MW)
Contact
Committed
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

Existing generation capacity

- Interests in 870 MW of gas capable plant (equity interest 704 MW)
- 1,900 MW of thermal, hydro and geothermal capacity through Contact Energy in New Zealand

Development projects

- Commitment to construct 876 MW of gas fired generation in Australia, plus permitted sites for a further 2,000 MW
- Contact Energy has up to 700 MW of thermal sites in New Zealand

Renewables

- Geothermal: 30% JV in prospects with Geodynamics
- Wind: First Australian wind farm committed (30 MW) plus access to development pipeline of over 560 MW from Epuron
- Solar: SLIVER® development continues to meet milestones
- Contact Energy: plans for over 1000 MW of geothermal, wind and hydro in New Zealand

... while Contact holds a diverse generation portfolio in NZ. Origin is now constructing Australia's largest combined cycle gas fired power station at Darling Downs in Queensland

origin energy

082-34934

Origin has interests in 870 MW of peaking and co-generation in Australia and over 1,900 MW through Contact Energy in New Zealand, and is creating new development opportunities

Australia

Plants	Capacity (MW)	Operation	Fuel
Osborne	180 (Cogen)	Base	Gas
Worsley	120 (Cogen)	Base	Gas
Bulwer Island	32 (Cogen)	Base	Gas
Mt Stuart	288 (OCGT)	Peak	Jet fuel
Quarantine	96 (OCGT)	Peak	Gas
Ladbroke Grove	80 (OCGT)	Peak	Gas
Roma	74 (OCGT)	Peak	Gas

New Zealand

Plants	Capacity (MW)	Operation	Fuel
Otahuhu A	Reactive Power	Reactive Power	Gas
Otahuhu B	402 (CCGT)	Base/Int	Gas
Te Rapa	44 (Cogen)	Base/Int	Gas
Ohaaki	105 (Geothermal)	Base	Geothermal
Wairakei	181 (Geothermal)	Base	Geothermal
Poihipi	55 (Geothermal)	Base	Geothermal
Clyde	432 (Hydro)	Base	Hydro
Roxburgh	320 (Hydro)	Base	Hydro
Taranaki	377 (CCGT)	Base/Int	Gas


Map key
Darwin
Cairns
Mount Stuart
Brisbane
Sydney
Perth
Worsley
Hobart
Auckland
Wellington
New Zealand

- Base load under construction
- Base load permitted sites
- Peaking expansion
- Wind options

origin energy

In Australia Origin's retail business provides a substantial channel to market and opportunity for growth in generation



Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites

Development of permitted base load power stations sites is likely to be staged over several years. The potential impact of developing all permitted sites is illustrated.

Expansion at existing sites and permitted greenfield opportunities could increase Origin's generation capacity to approximately 50% of electricity peak requirements

origin energy

Origin has committed to build an additional 876 MW of gas fired power generation, including Australia's largest combined cycle gas turbine plant at Darling Downs...



Origin Thermal Generation
MW
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
876
500
Existing
Committed
Tendered
Potential

- 120MW expansion of Quarantine peaking power station in Adelaide increasing Origin's peaking capacity in South Australia. Expected completion in late 2008 calendar year
- 126MW expansion of Mt Stuart peaking power station in Townsville. Plant jet-fuelled turbine with potential to convert to gas. Expected completion in mid-2009 calendar year
- 630MW base load gas-fired Darling Downs power station at Braemar, Qld. Largest CCGT in Australia and will have one of the lowest short run marginal costs in the NEM due to integration with CSG development. Expected completion in early 2010 calendar year
- Tenders sought for first 500 MW OCGT at Mortlake. Permitted sites available for an additional 1,500 MW
- Origin committed and tendered projects of 1,376 MW represent almost half of NEM new build requirement to 2012

... with significant opportunities for further expansion at already permitted sites

origin energy

At 630 MW the Darling Downs combined cycle power station will be the largest CCGT on the NEM...





- Located at Braemar in Queensland on the NSW / QLD transmission interconnector
- Low life cycle cost, one of the lowest short-run-marginal-costs in the National Electricity Market
- 630MW combined cycle power station with three Frame 9E gas turbines with a capacity of 120MW each, three boilers and a steam turbine of 270 MW capacity.
- Construction contract worth $780 million.
- Air-cooled using three per cent of the water a conventional water cooled coal-fired power station would use
- Half the greenhouse gas emissions of a coal-fired power station using current technology. Annual saving of 2.5 million tonnes of greenhouse gases a year

… and expansion of the Spring Gully and Talinga fields will provide a low cost flexible gas supply…


Queensland
Coral
Sea
Kilometres
LEGEND
Walloon coal seam gas fields
Spring Gully
Talinga
Darling Downs Power Station
Proposed Pipeline
Dalby
Toowoomba
Brisbane
NSW

- There will be a combined investment of around $760 million to complete the Spring Gully development, start the coal seam gas development in the Walloons and construct the connecting infrastructure to service both the Darling Downs and RTA contracts.
- The Spring Gully field will be expanded from 85 TJ/d capacity to 150 TJ/d capacity, with an additional 60 wells, increased gas processing capacity, a water treatment plant
- To meet the power station load of up to 44 PJ/annum and the Rio Tinto contract for a further 22 PJ/a Spring Gully be will supplemented by development of the Talinga field in the Walloon coal seams
- A gas pipeline connecting the gas hub at Wallumbilla to the Talinga field and Darling Downs Power Station will be built.

… to service both the Darling Downs Power Station (44 PJ/a) and the Rio Tinto gas supply contract (22 PJ/a)

origin energy

Origin is well positioned to capture value from key climate change developments...



Geothermal
- Origin acquired a 30% stake in a JV with Geodynamics Ltd. The JV owns permits in South Australia
- Geodynamics have drilled 3 wells to-date. Habanero 3 was completed in early 2008 and is currently being evaluated

Wind
- Origin acquired an option for access to 590MW of wind farm development sites from Epuron
- Origin has committed to build the first 30MW wind farm at Cullerin Range

Solar
- Continue to work on plans for an at scale facility which will enable commercialisation of SLIVER®
- Unit sales of grid-connected solar photovoltaic installation grew over 200% during the period
- Certification of product for sale by European authorities achieved

... across its low emissions intensity gas and renewable options

Source: Origin Energy

origin energy

Contact has a similar set of opportunities which can be leveraged in the New Zealand environment









Geothermal

- 500 MW of new geothermal generation in various stages of development
  - Stage 1: 225 MW Te Mihi project - construction commencing late 2008
  - Stage 2: 245 MW Tauhara project - first 20 MW in construction 2008, remaining 225 MW in construction late 2009

Wind

- 550 MW located on the Waikato coastline - from 2011

Hydro

- 17 MW Hawea Gates project in construction from 2009
- New large-scale hydro projects in development

Thermal

- Stratford peaking plant - up to 300 MW
- Otahuhu C - base-load CCGT - up to 400 MW

Source: Contact Energy

Origin is one of the largest energy retailers in Australia with over 3 million electricity, natural gas and LPG customers...



Generator
Retailer

- Origin is the second largest retailer in Australia with around 3 million customers
  - 1,824,000 electricity
  - 883,000 gas
  - 354,000 LPG
- Retail sales volume of 231 PJe in FY 07
  - 23 TWh of electricity (or 33 TWh on an annualised basis)
  - 125 PJ of natural gas
  - 486 kilotonnes of LPG
- Australia's leading retailer of green energy products
- Australian margins maintained despite high levels of churn and short term increases in wholesale electricity prices
- Integrated position in NZ preserves business returns despite changing wholesale conditions



Customers (millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

...providing scale and geographic diversification advantages, and a channel to market for its E&P and generation businesses

origin energy

082-34934

Origin Energy has increased its share of eastern Australian energy markets substantially over time as energy market reforms have seen the sector deregulated and privatised...



Eastern Australia
Market share customers: 1998
Origin Energy 4%
Origin Energy
NSW Government
Vic Government
Non Government Companies
Qld Government
Others



Eastern Australia
Market share customers: 2007
Origin Energy 23%
Origin
TRU
Qld Government
AGL
NSW Government
Others

... although Governments still have significant interests in retail and generation assets, particularly in NSW. In NZ Contact currently has a 28% share of the retail electricity market and 35% of the retail gas market

Source: 1998 Data various public sources / Origin Energy estimates
2006 Data - UBS Australian Utilities Structure 2006

origin energy

Origin has been able to increase its energy retailing margins through building scale and effectively managing tariffs, churn, cost to serve and risk...



Retail Profit Margin ($) and EBIT Margin (%)
Product Gross Profit ($ million) (bars)
EBIT Margin (%) (line)
0
100
200
300
400
500
600
700
800
900
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
2000
2001
2002
2003
2004
2005 AGAAP
2005 A-IFRS
2006
2007
Natural Gas
Electricity
LPG
EBIT Margin

- Origin is the second largest energy retailer in Australia with over 3 million customers, providing significant scale advantages
- The company has effectively worked with governments on tariff regulation and managed the implementation of tariff paths in each of its key markets
- Origin's cost to serve per customer improved in both the last full year and half year reporting periods, reflecting increased scale, active cost management programs, and in the recent half a moderation in churn rates
- Origin integrated strategy and risk management processes have effectively managed the company's exposure to the volatile wholesale gas and electricity markets

* Note: 2006 and 2007 excludes changes in fair value of financial instruments and Sun Retail one-off integration costs.

...with Retail margins for the full financial year to June 08 are expected to be in line with the year to June 07

origin energy

Over the last several years Origin has operated in markets with the highest churn rates in the world. In late 2007 high wholesale prices began to moderate churn rates ...

Mass Market Churn: Completed and Pending#



% Churn: Monthly data annualised
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jan-06
Jan-07
Jan-08
Vic Elec
Qld Elec*
SA Elec
NSW Elec
Vic Gas
Qld Gas
SA Gas
NSW Gas

*Qld Elec market churn excludes Origin retains and estimated AGL retains

December 2007 Origin Energy Accounts Numbers

('000)	Natural Gas	Electricity	Total
Jun-07	889	1,814	2,703
Change	-6	+9	+4
Dec-07	883	1,824	2,707
Change	-0.6%	+0.5%	+0.1%

- Origin effectively retained accounts numbers
- Origin now has 838,000 dual fuel accounts, up 48,000 on June 2007
- Over 260k electricity customer accounts in SA and NSW
- 361k customers signed to Green products

... yet Origin still had to win over 236k new accounts for a net gain of 4k gas and electricity accounts

#Source: Various websites including Vencorp, Nemmco, Gasmarketco and Company Information

origin energy

The gas market in Victoria experienced higher wholesale gas costs, accentuated by unexpected delays in Otway Gas Project commissioning after construction was complete



Victorian Gas Weighted Average Spot Price and Demand
(01 Jan 2006 to 15 Feb 2008)
Daily weighted average spot market price (A$/GJ)
45
40
35
30
25
20
15
10
5
0
Daily withdrawals (GJ)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
01-Jan-06
01-Jul-06
01-Jan-07
01-Jul-07
01-Jan-08
2H06 Average Price - $3.04
1H07 Average Price - $3.03
2H07 Average Price - $3.96
1H08 Average Price - $4.24
2H08 $3.51
Quantity (GJ)
Spot Market Price

Large movements in the forward curve have caused significant movements in mark-to-market values



Victorian Spot and Forward Contract Electricity Prices
$/MWh
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
• Forward curve (FC) for Jun 07 high and backwardated in response to drought conditions (large positive changes in the fair value of electricity contracts were recorded at that time)
• FC Dec 07 flattened and lower - resulting in significant downward FV adjustments in six months to Dec 07
• FC Feb 08 returned to contango and approximately $10 / MW higher than in Jun 06
Forward Curve Dec 07
Forward Curve Jun 07
Forward Curve Feb 08
Forward Curve Jun 06
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
FY 07/08
FY 08/09
FY 09/10
Monthly Average spot Price
Approx. Average forward curve price

While forward curve has fallen significantly since June 07 it continues to signal higher wholesale prices than the prior year

Source: NEMMCO, AFMA and Origin Energy

Origin has clearly established its leadership position in green energy sales and carbon responsibility...

A leading market position*


Origin
Energy
33%

- In December 2007 Origin had signed 361,000 GreenPower customers

... resulting in continuing and credible retail market differentiation and emerging brand strength

and leading market products


AFL

- Unit sales of grid-connected solar photovoltaic installation grew over 200% during the period
- Origin introduced to the market an innovative solar hot water product, which allows customers to add solar panels to its existing gas or electricity system
- A selection of Origin's GreenPower products once again achieved the highest ranking in Green Electricity Watch

* Source : GreenPower Website Quarterly Report (September 2007)

082-34934

In New Zealand Contact Energy also has an integrated position which provides a natural hedge to seasonal variations in the wholesale electricity (where hydro is the dominant fuel)...

Generator | **Retailer**

- Extensive portfolio of gas supply arrangements
- Resource consents securing hydro and geothermal fuels over the long term
- Recently secured wind farm sites for future generation

- 9 power stations with approximately 1,900 MW of installed generation capacity, generating 28% of New Zealand's electricity
- Approximately 50% thermal, 33% hydro, 17% geothermal
- Most diverse and flexible generation portfolio of any generator in New Zealand

- 514,000 electricity customers
- 74,000 reticulated gas customers
- 33,000 LPG customers
- Operations in both the North and South Islands

... and with energy supply in NZ limited Contact has a relatively long energy / short Retail position

origin energy

The integrated strategy of Contact Energy also provides a significant internal hedge for its business

Electricity Revenue



Total Electricity Revenue (net of electricity purchase costs)
$ million
$1347.7m
$1344.8m
2005/6
2006/7
Financial Year



Hedged and Unhedged Electricity Revenue
82.4% hedged
85.9% hedged
100%
80%
20%
0%
2005/06
2006/07
Financial Year
Retail Purchases
CFD

- The average wholesale electricity price for the financial year ended 30 June 2007 was $53.70/MWh, a 42% reduction
- This drove the change in the relative contributions between retail and wholesale
- Gross retail electricity revenue increased by 8.3% with sales volume increasing by 2.7% and average sales price by 5.6% per kWh
- Customer numbers reduced from 515,000 at the end of the 2006 financial year to 513,000 as at 30 June 2007; however they increased slightly during the second half of the 2007 financial year (from 511,000 as at 31 December 2006)

CONTACT 8

...providing stable year on year earnings despite large changes in wholesale electricity prices

origin

Origin continues to deepen the integration across its business...


Generator


Origin Retail Natural Gas Supplies (PJ)
ToP to ACQ
buy from Origin
buy from Origin JV partners
buy from 3rd parties
Power Generation
Retail Sales
Power generation / other markets - potential for Origin to develop and service gas-fired power generation or other markets from equity gas reserves
Domestic gas markets - potential for Origin to service its Retail requirements through contracts with third parties or develop equity gas reserves
2007
2008
2009
2010
2011
2012
2013
2014
2015
Energy Demand
Annual Demand and Generation dispatched (Twh)
Peak Demand
Peak Demand and Installed capacity (MW)
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites

... which creates opportunities to develop and grow each of its business segments...

...and will continue to add value for shareholders in the years to come



FCFPS
EPS
DPS
cents per share (A$)
'00
'01
'02
'03
'04
'05
'06
'07



EBITDAF by business type
($ millions)



Origin Energy
ASX100



Liquidity
Market Cap
$ million
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

origin energy

Appendix - Reserves position and five year financials

Origin's 2P reserves increased by 42% year-on-year with the reserves growth coming predominantly from CSG...

Origin 2P reserves by Product 1/07/2007	GAS (PJ)	LPG (KT)	CONDENSATE (KBBLS)	OIL (KBBLS)	TOTAL (PJe)
Reserves at 1/7/06	2,199	1,821	20,275	6,276	2,436
Net additions & revisions	1,126	16	(17)	(638)	1,123
Production	72	67	784	1,328	87
Reserves at 30/06/07	3,252	1,770	19,238	4,310	3,471
Reserves by Region					
Central Queensland - CSG	2,470	-	-	-	2,470
Central Queensland - conventional	78	54	407	141	84
Cooper Basin	163	273	2,099	2,610	203
Other onshore Australia	15	-	32	1,210	22
Otway Basin - Offshore	270	515	3,764	-	315
Bass Basin	131	397	5,620	349	183
New Zealand	127	531	7,352	-	194

... while Origin continues to undertake technical evaluation of discoveries in the offshore Otway (Halladale & Blackwatch) and Bass (Trefoil) basins

(1) PJe - petajoule equivalent - a measure of energy

origin energy

Profit & Loss

	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)	Jun 07 ($m)
Revenue	2,429	3,352	3,556	4,902	5,880	6,456
EBITDAF	405	941	532	918	1,076	1,201
EBIT	231	295	329	656	791	943
Net Financing Cost[1]	(43)	(49)	(45)	(148)	(175)	(215)
Tax expense	(54)	(80)	(77)	(137)	(169)	(157)
Minority Interests	(5)	(5)	(2)	(70)	(122)	(135)
NPAT - Statutory	129	162	205	301	332	457
NPAT - Underlying					338	370
EPS - Statutory	20.2	24.8	30.0	42.1	41.9	54.7
EPS - Underlying					42.7	44.3
ROE	8.1%	9.2%	10.6%	11.9%	12.3%	7.8%

From 1 July 2005, the Origin Energy was required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) issued by the Australian Accounting Standards Board. The financial results for the year ended 30 June 2005 have been restated for A-IFRS on the same basis and so differ from historical financial information published at that time. Prior years were prepared under earlier accounting standards and have not been restated.

(1) Excluding capitalised interest

origin energy

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas have provided immediate contributions...

	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)	Jun 07 ($m)
Growth & Acquisitions						
E & P	129	179	313	335	600	414
Retail	78	154	46	42	56	1,279
Generation	116	93	8	6	12	84
Networks	15	0	56	0	-	13
Contact				960	20	58
Total Growth & Acquisitions	338	427	422	1,343	688	1,848
Stay in business	65	97	86	132	209	179
Total capital expenditure	403	524	509	1,475	897	2,027

... while development capital invested in E&P will provide returns in the next few years

origin energy

Origin uses cash flow measures as the primary measure of performance within the business...

	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)	Jun 07 ($m)
EBITDAF	405	491	532	918	1,076	1,201
Non-cash items[1]	(17)	13	2	4	1	(7)
Change in Working Capital	16	39	(48)	(31)	16	(35)
Stay in business CAPEX	(65)	(94)	(83)	(111)	(206)	(175)
Tax/Subvention Payments	(40)	(50)	(2)	(181)	(119)	(165)
OCAT	299	399	402	599	768	819
Net Interest Paid	(43)	(49)	(51)	(150)	(185)	(224)
Free cash flow	256	350	350	448	583	595
Funds Employed	2,189	2,465	2,632	4,963	5,704	6,534
OCAT Ratio[2]	13.7%	15.6%	14.8%	11.2%	12.5%	11.5%

... and this strong focus on cash has allowed Origin to fund organic growth almost entirely from cash flow

(1) 2006 includes the reversal of profit on the sale of the Valley Power power station
(2) Cash returns on funds employed significantly exceeds our cost of capital of 8.0% after tax

origin energy

This has allowed Origin to maintain a conservatively geared balance sheet and take on the extra debt to fund ongoing investment in growth

	Jun 02	Jun 03	Jun 04	Jun 05	Jun 06	Jun 07
Net debt ($m)	633	732	861	2,743	2,411	2,958
Total equity ($m)	1,626	1,790	1,939	3,519	3,646	6,969
Adjusted Debt / (debt + equity) (%)[1]	28%	29%	31%	44%	42%	42%
Net financing cost[2] ($m)	(43)	(49)	(45)	(148)	(175)	(215)
Net interest cover (x EBIT)	5.4	6.1	6.2	4.2	4.2	4.1
Average interest rate	6.6%	6.7%	6.6%	7.0%	6.9%	7.5%

(1) Adjusted to exclude mark-to-market fair value of debt under A-IFRS

(2) Excluding capitalised interest

origin energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

origin energy

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	4 March 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,760
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 March 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,616,518	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,439,000 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 4 March 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	4 March 2008
From	Bill Hundy	Pages	23
Subject	CONTACT ENERGY - PRESENTATION TO ABN AMRO NEW ZEALAND DAY, SYDNEY		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

New Zealand's leading integrated energy company

Presentation to NZ Day, Sydney

4 March 2008

contact

Disclaimer

This presentation may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Snapshot of Contact Energy

- 630,000 customers (electricity, gas, LPG)
- 28% of NZ's generation from 9 power stations
  - 50% natural gas
  - 35% hydro
  - 15% geothermal
- 27% share of the electricity retail market
- 40% of the gas retail market
- 50% of the LPG market

Contact Revenue and Earnings Growth Since Listing



NZ$ Millions per FY
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004
2005*
2006
2007
Revenue
EBITDA
NPATA

*2005 shown as the 12 months to June 2005



Otahuhu B
Otahuhu A
Te Rapa
Ohaaki
Wairakei
Levin Call Centre
Taranaki
Poihipi Road
Wellington
Contact Head Office
Christchurch
Clyde, Clutha River
hydro 432 MW
Roxburgh, Clutha River
Dunedin Call Centre
Rockgas Sales and Distribution

The sector is dominated by integrated generator / retailers

- A high level of integration between generation and retail customer bases
- Three of Contact's competitors are state owned
- Contact is the only generator/retailer with access to LPG as well as natural gas



Rio Tinto supply
TWh p.a. (mean year)
Hedge Level
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
140%
120%
100%
80%
60%
40%
20%
0%
Contact
Meridian
Genesis
Mighty River Power
TrustPower
Generation
Retail
Percent Hedged

Meridian Energy	Mighty River Power	Genesis Energy	Contact Energy	TrustPower
2,597MW (hydro, wind)	1,297MW (hydro, gas, geothermal)	2,000 MW (coal, hydro, gas, wind)	1,885MW (hydro, gas, geothermal)	590MW (hydro, wind)
Elec cust 182,000	Elec cust 340,000 Gas cust 29,000	Elec cust 576,000 Gas cust 134,000	Elec cust 513,000 Gas cust 75,000 LPG cust 46,000	Elec cust 219,000

Government owned



Generation TWh p.a. (mean year)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Coal
Gas/Cogen
Geothermal
Wind
Hydro
Contact
Meridian
Genesis
Mighty River Power
TrustPower

Electricity demand

- Electricity demand has been growing at ~2% p.a. over the last 10 years
- Residential demand has grown despite price increases which have averaged 4.5% p.a. over the last 10 years
- Demand side is expected to absorb the moderate effects of carbon pricing without material demand destruction
- The effects of energy efficiency are more difficult to predict although the prevailing view is that domestic consumers will reallocate savings into alternative forms of consumption



Electricity Consumption (TWh)
Commercial
Industrial
Residential
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2.5
6.0
7.4
8.0
16.2
12.7
1974
1978
1982
1988
1990
1994
1998
2002



Residential Demand Growth v Price Growth
Res Price Growth
Res GWh Growth
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
1974
1978
1982
1986
1990
1994
1998
2002

Electricity supply

- **Wind generation, although well suited to NZ conditions, has execution risks (public opposition, Maori interests, capital cost pressures)**
- **However, additional wind will be built over the next 5 years which will increase volatility**
- **Contact's wind generation sites are well located in terms of proximity to demand (North Island) and consentability**



Capacity (MW) by Owner and Source (Includes Construction)
3,000
2,500
2,000
1,500
1,000
500
Contact Energy
Meridian Energy
Mighty River Power
TrustPower
Genesis
Others (ie less than
Other
Wind
Diesel
Coal/Gas
Geothermal
Gas
Hydro



Industry Generation
(Includes all CEN projects, projects disclosed by MED, and Project Hayes)
Generation (TWh)
Market share (%)
60
50
40
30
20
10
0
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2002/03
2004/05
2006/07
2008/09
2010/11
2012/13
2014/15
Hydro
Geothermal
Gen at 2%p.a.
Coal
Wind
CEN market share
Gas
Other
Wind market share

Summary of financial results for the six months ended 31 Dec 2007

- **Pleasing financial performance in challenging conditions:**
  - EBITDAF: $281.9m (2% higher than the prior corresponding period)
  - Underlying earnings: $116.1m (1% lower than the prior period)
- **Key drivers:**
  - Operating revenue (net of electricity purchases) increased by $129.0m (17%)
    - $71.5m due to the addition of Rockgas
    - $43.2m increase in electricity revenue, driven by a 12% increase in retail electricity revenue and an increase in generation volume of 277GWh (5%)
  - Operating expenses (excluding electricity purchases) increased by $122.5m (25%)
    - $65.0m due to the addition of Rockgas
    - $44.7m due to increased gas costs (including transmission)
  - Depreciation increased by $5.1m (7%) increase in due to the inclusion of Rockgas, the depreciation associated with geothermal capital expenditure, and the effects of the revaluation
  - Net interest expense increased by $3.3m (10%) in due to an 11% increase in average net debt
  - A lower effective tax rate of 28.7% as a result of the non-taxable gain on sale of Mokai assets

Energy and climate change policy

- **During the half year, legislation was introduced to give effect to the Government's climate change and energy policies**
- **Two major planks of Government policy:**
  - NZ Energy Strategy – 90% renewable energy by 2025
  - Economy-wide Emissions Trading Scheme that sets a market price for carbon
    - Electricity will be covered from 1 January 2010
    - Legislation is expected to be passed in calendar 2008
    - Sets market price with international linkage
    - No grandfathering for existing thermals


New Zealand Energy Strategy to 2050
Powering Our Future

- **The Government is proposing a 10-year moratorium on new base load thermal stations to facilitate achieving 90% renewable target with some exceptions:**
  - security of supply
  - non "base-load" plants
  - replacement of retired plant
- **The policy environment provides an opportunity to leverage renewable options combined with flexible thermal projects**

Progress on Strategic Initiatives

- **Policy initiatives have placed renewable generation at centre stage**
  - NZ Energy Strategy – targets 90% renewable energy by 2025
  - Economy-wide Emissions Trading Scheme – all gases, all sectors

- **Contact has a unique set of options which can be leveraged in this environment**
  - Geothermal generation: 500 MW of new geothermal generation in various stages of development
    - Stage 1: 225 MW Te Mihi project - construction commencing late 2008
    - Stage 2: 245 MW Tauhara project - first 20 MW in construction 2008, remaining 225 MW in construction late 2009
  - Wind generation: 550 MW located on the Waikato coastline – from 2011
  - Hydro generation: 17 MW Hawea Gates project in construction from 2009. New large-scale hydro projects in development



082-34934

Gas-fired generation will have a significant role

- **Contact has leading gas-fired options**
  - Gas-fired peaking plant: Up to 300 MW
    - First phase 2 x 100 MW units to be constructed adjacent to Contact's CCGT at Stratford, Taranaki
    - In construction in 2008 and in operation by Winter 2010
  - Baseload CCGT: Existing consented sites for up to 800 MW which can be developed
    - if renewables cannot be delivered in time
  - Development of gas storage through Contact/Origin's acquisition of Swift Energy's NZ assets
    - Gas storage will address the loss of thermal flexibility and maximise the value from increasing volatility in the electricity market.
    - Contact's gas storage facility is expected to be in operation in 2010





A 90% renewables scenario



Supply vs Demand: Mean Year Energy
TWh
55
50
45
40
35
30
25
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
New Hydro
New Peakers
New Wind
New Geothermal
Existing Gas
Existing Coal
Existing Renewables
EC Mean Demand (~1.4% growth)

Note: one possible scenario only.

A 90% renewables scenario

Supply vs Demand: Mean Year Energy



TWh
60
50
40
30
20
10
0
2008
2025
New Hydro
New Peakers
New Wind
New Geothermal
Existing Gas
Existing Coal
Existing Renewables

Note: one possible scenario only.

Geothermal: The ultimate renewable

- **Cornerstone to the 90% renewables target**
- **Only genuine baseload renewable**
- **Favourable economics**



- **Contact's geothermal plans:**

Geothermal Capacity (MW net)		
2006		2014
Wairakei Station	157	-
Wairakei Binary	14.5	14.5
Poihipi (effective)	30	50
Ohaaki (effective)	42	60
Te Mihi	-	~220
Tauhara Binary	-	19
Tauhara	-	~200
Total	245	~570



Harnessing NZ's wind resources

- The 90% target will require significant increases in wind generation

- Contact's wind plans:
  - 550 MW Hauauru ma raki wind farm on Waikato farmland
  - Other wind sites in the North and South Islands

- Wholesale price path will trend toward a wind LRMC ($85 – 100 / MWh)
- Synergies with hydro can see water stored and used more effectively
- Will need fast-start peaking capacity as additional firming



Gas supply and demand

- Over the next 3 years, the gas market may see periods of over supply with limited paths to market for excess gas
- Methanex is the major source of incremental demand in the New Zealand market and its Waitara plant is fully contracted to April 2008 with suggestions that Methanex is close to extending its arrangements which will soak up most of the short term excess
- Beyond 2010 the key issues for the gas market are the impact on demand of the construction of renewable generation and whether supply can be extended beyond 2015

NZ Gas Supply/Demand Potential - PUBLIC DATA JAN 2008



250
200
150
100
50
0
PJ / annum
2007
2008
2009
2010
2011
2012
2013
2014
2015
Calendar Year
Karewa - Estimate
Turangi - Estimate
Kupe - Estimate
Pohokura
Maui - LT ROFR P50
Maui - LT ROFR P85
Maui
Mangahewa
Kapuni
McKee
TAW
Rimu/Kauri
Minor Fields
Demand incl max potential petrochemicals
Base Demand excluding petrochemicals

Note: the petrochemical potential demand is based on operation of the Waitara valley methanol plant; the Motonui plant would add approx. 50PJ/a additional demand

Gas supply is increasingly inflexible

- Contact's average gas cost including transmission has risen from \$3.70/GJ in FY 03 to around \$5.02/GJ in FY 07 (an average of 9% p.a.)
- Gas prices per GJ are expected to increase about 20% per annum over the next couple of years
- Medium to long term gas supply contracts are increasingly less flexible as the end of Maui 367 gas approaches in June 2009



Gas sources (%) and average cost
Percent of Gas Supplied
100%
80%
60%
40%
20%
0%
Average Gas Cost Incl Tx ($/GJ)
10.0
8.0
6.0
4.0
2.0
0.0
2006/07
2007/08
2008/09
2009/10
2010/11
Maui 367
Maui ROFR
Pohokura
Others

- This is likely to result in excess gas at times of high hydro and low demand
- Contact's recently announced intention to develop a gas storage project will assist in managing this issue as well as the increasing volatility which will arise from increased wind generation

Future gas supply

- **It seems likely that gas can be secured at least to 2015**
- **Contact is currently considering its strategy for securing further supply. Key factors in determining the optimal timing will be:**
  - Assessing the impact on gas demand of alternative generation sources (wind, geothermal)
  - Ensuring that gas supply meets the demands of the generation market (less base load and more intermittent or peak use)



Gas Take
PJs Taken
0
10
20
30
40
50
60
70
80
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
Shell GSA2
Turangi
OMV (Pohokura)
ROFR P50
ROFR P85
Maui
Base Demand

Long-term gas supply

- Given the domestic position seems assured only till 2015 at the most, it remains prudent to maintain an LNG backstop
- Should LNG be required over the longer term Contact's ability to manage the supply logistics will be enhanced by the availability of gas storage
- Gasbridge is a joint venture with Genesis Energy. No decision has been made to invest in this project beyond progressing a resource consent

Gasbridge





Prices are expected to rise

- The policy environment is clearly guiding investment toward renewables
- To realise the policy goals, wholesale prices are expected to trend toward the LRMC of wind
  - $85 -100 / MWh
- Resulting in continued upward pressure on retail prices



Entry Limit Price
$/MW
120
100
80
60
40
20
0
$23/t
Carbon
$45/t Carbon
$0/t Carbon
Wind ELP
CCGT ELP using $7/GJ gas

Capital expenditure

- **The future capex profile now includes about $2 billion in renewable investment as well as investments in gas peaking capacity and gas storage**



Capital and Investment Expenditure
Cost $NZMillions
600
500
400
300
200
100
0
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
Stay in Business
Retail and Generation Business Development

Outlook

- **Government policies**
  - supports the development of renewables
- **Reserve margins are currently tight and are expected to remain so over the medium term**
  - Contact's geothermal and gas-fired peaking projects are well placed
  - Wind will continue to increase its penetration
- **Wholesale prices are expected to trend toward the long-run marginal cost of wind**
  - Continuing the upward pressure on retail prices





082-34934

contact

origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 February 2008
From	Bill Hundy	Pages	124
Subject	**RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007**		

We attach the following documents relating to Origin Energy's Results for the half year ended 31 December 2007:

1. Media Release
2. Management Discussion and Analysis
3. ASX Appendix 4D/Directors' Report and Consolidated Interim Financial Report
4. Presentation to analysts and financial markets

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Media Release

28 February 2008

Origin Energy announces a first half underlying profit of $200 million with a strong outlook for the full financial year

Origin Energy today announced an underlying profit for the half year ended 31 December 2007 of $200 million, a decline of 3 per cent on the underlying profit in the prior corresponding period.

Statutory profit was $335 million, an increase of 44 per cent on the prior half year, and statutory earnings per share was 38.3 cents, an increase of 32 per cent.

The statutory profit contains a number of significant items including profit from the sale of businesses and assets, changes in the fair value of financial instruments and one-off costs associated with Contact Energy's retirement of the New Plymouth Power Station and Origin's acquisition of Sun Retail. These items have been adjusted for in the underlying profit.

Origin Chairman, Kevin McCann said, "Directors are pleased with the continued development of Origin Energy in an unusually challenging period. We had previously given guidance that growth in full year profit would be between 10-15 per cent. Based on current market conditions we expect a stronger second half which should result in an increase in full year profit of at least 15 per cent.

"With this view in mind, Directors are pleased to announce a 20 per cent increase in the interim dividend to 12 cents per share, fully franked."

Financial highlights of half year results

- Revenue up 33% to 3,817 million
- EBITDAF up 3% to $608 million*
- Underlying profit down 3% to $200 million
- Underlying earnings per share 22.9 cents, down 11% on expanded capital base
- Operating Cash Flow after Tax (OCAT) up 5% to $385 million
- Interim Dividend declared of 12 cents per share fully franked, an increase of 20%

* EBITDAF is compared with the prior year on the basis of continuing businesses

In commenting on the result, Origin Managing Director, Grant King said, "Notwithstanding the small decline in underlying profit of 3 per cent to $200 million, our operating cashflow after tax of $385 million was up 5 per cent on the previous corresponding period. This reflects the strength of Origin's business."

Exploration and Production

The Exploration and Production segment achieved record production and revenue for the half year. Despite delays in the commissioning of the Otway Gas Project, new projects such as BassGas and growing coal seam gas (CSG) production offset declining contributions from maturing assets such as the Cooper and Perth Basins. EBITDAF was down slightly in line with increased exploration expense.

Origin Energy Limited ACN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Generation

The Generation business performed well with operating performance consistent with the previous corresponding period. The only significant change in the business between the current and previous corresponding period was the termination of the Mt Stuart Power Purchase Agreement whereby contracts with a third party (Enertrade) have been replaced by an internal contract with Origin's Retail business. This has resulted in contribution from electricity sales now being reported in the Retail segment with a commensurate reduction in EBITDAF reported in the Generation segment.

Retail

In Retail, sales volumes and revenues were records for the first half, following the acquisition of Sun Retail. Notwithstanding the introduction of full retail contestability in the Queensland electricity market and a related increase in customer churn, customer numbers increased by over 21,000 accounts across the business. EBITDAF grew by 21 per cent to $201 million with significant increases in the wholesale cost of energy purchases across the whole of the Retail business partially offsetting the uplift in contribution from Sun Retail.

Contact Energy

Contact Energy contributed $246 million to EBITDAF, 4 per cent higher than the $238 million recorded for the prior corresponding period. This was primarily due to a six month contribution from the Rockgas LPG business and increased contribution from both the energy retailing and power generation businesses.

Mr King commented that the last six months had also seen important steps taken in the continued development of Origin's business.

Mr King said, "In our Upstream business, we are now beginning to see significant contributions emerge from new projects such as BassGas and our CSG projects where our share of production now exceeds 100 TJ/day and will continue to increase strongly as current sales contracts are fulfilled.

"The Otway project has commenced commissioning and the offshore phase of the Kupe project is progressing to schedule. Origin has also acquired Woodside's interest in the Halladale and Blackwatch exploration permit and is in the process of completing the acquisition of Swift's upstream assets in New Zealand. We are confident these new projects will replace earnings from our maturing assets in the Cooper and Perth basins.

"Over the past year we have announced the construction of the Darling Downs Power Station and the expansion of the Quarantine and Mt Stuart power stations which will add 876 MW to Origin's power generation portfolio. We have also announced our intention to further the development of the 500 MW Mortlake Power Station. These projects are accelerating the commercialisation of Origin's gas resources and deepening the integration of Origin's business at a time of increasing wholesale electricity prices.

"Despite high levels of competition we continue to grow our Retail business. We have established a strong competitive position through the acquisition of Sun Retail which will be fully integrated with Origin's business in the current half year. We have also secured our market leading position as a supplier of green energy."

In commenting on climate change, Mr King said, "It is appearing increasingly likely that a greenhouse gas emissions trading scheme will be introduced in the medium term. In addition to Origin's fleet of gas fired generation which have substantially lower greenhouse gas emissions intensity than the average intensity of generation in the National Electricity Market, Origin has developed a set of valuable opportunities in renewable generation.

"In October 2007, the Company entered into a farm-in agreement providing a 30 per cent interest in a joint venture covering various geothermal permits in northern South Australia held by Geodynamics Limited. Origin expects to invest approximately $150 million in the Geodynamics joint venture over the next three years. The Company also has a portfolio of wind projects commencing with the development of the 30 MW Cullerin Range Wind Farm. Good progress continues to be made on SLIVER® technology to manufacture photovoltaic cells.

"In New Zealand, Contact Energy's business is adjusting well to higher natural gas prices and Contact has developed a strong portfolio of geothermal and wind projects that will drive its growth in the years ahead.

"Our growing CSG reserves, lower emissions intensity of gas fired generation, a portfolio of renewable energy opportunities, and our market leadership in retail green energy position us well for a carbon constrained future."

Outlook

Based on performance for the first two months of the second half and the continuation of current market conditions the Company expects a stronger second half due to:

- an expected decrease in the wholesale cost of electricity as already observed in the National Electricity Market (NEM) in the first two months of the second half;
- a return to more traditional levels of volatility in the NEM as already observed since October 2007, providing returns on Origin's electricity cap instruments;
- tariff increases for electricity and gas awarded in the Victorian market from 1 January 2008;
- the commencement of contribution to earnings from the Otway Gas Project in March 2008;
- further increases in CSG production servicing existing contracts in Queensland; and
- an increased contribution from Contact Energy due to higher wholesale electricity prices in New Zealand.

For these reasons Origin believes that it should deliver an increase in underlying net profit after tax for the current financial year of at least 15 per cent.

Origin is continuing to undertake significant capital expenditure programs in its Exploration and Production and Generation businesses. Recent additions to the Company's debt facilities, together with strong cash flow, see the Company well placed to continue to access funds for its ongoing development and growth.

For further information on this media release, please contact:

Mr Grant King
Managing Director
Origin Energy
Telephone: (02) 8345 5435

Mr Tony Wood
Executive General Manager, Corporate Communications and Government Relations
Origin Energy
Telephone: (02) 8345 5301
Mobile: 0419 642 098

Origin Energy Key Financials

Six months ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Total external revenue	3,817	2,865	33
EBITDAF[1]	608	590	3
EBIT	634	482	31
Profit after tax	384	286	34
Minority Interests	49	53	6
Statutory Profit	335	233	44
Underlying Profit	200	207	(3)
Free cash flow[2]	259	267	(3)
OCAT ratio[3] including CAPWIP (12 months to 31 December)	10.1%	10.5%	n/a
OCAT ratio[3] excluding CAPWIP (12 months to 31 December)	11.8%	12.2%	n/a
Average Funds Employed including CAPWIP (12 months to 31 December)	7,612	6,251	22
Average Funds Employed excluding CAPWIP (12 months to 31 December)	6,473	5,395	20
Capital expenditure (including acquisitions)	714	320	123
Total assets	12,310	9,232	33
Adjusted total assets[4]	10,836	8,885	22
Net debt	2,855	2,090	37
Adjusted net debt[4]	3,171	2,422	31
Shareholders equity	5,660	4,504	26
Adjusted shareholders equity[4]	5,076	4,357	17
Key Ratios			
Earnings per share - Statutory	38.3¢	29.0¢	32
Earnings per share - Underlying	22.9¢	25.7¢	(11)
Free cash flow per share[2]	29.6¢	33.1¢	(11)
Total dividend per share	12¢	10¢	20
Net asset backing per share	$6.47	$5.26	23
Adjusted net asset backing per share[4]	$5.80	$5.09	14
Net debt to debt plus equity	33.5%	31.7%	n/a
Adjusted net debt to debt plus equity[4]	38.4%	35.7%	n/a
Interest cover [5]	5.3x	4.7x	n/a
Segment Analysis (EBITDAF)[1]			
Exploration & Production	133	140	(5)
Generation	28	46	(38)
Retail	201	166	21
Contact Energy	246	238	4
EBITDAF[1]	**608**	**590**	**3**
Networks (discontinued)	-	16	-

1 Earnings before interest, tax, depreciation, amortisation, significant items and change in fair value of financial instruments from continuing operations.

2 Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

3 OCAT Ratio = (OCAT - interest tax shield) / funds employed.

4 Adjusted to exclude impact of derivative financial instruments.

5 EBIT/Interest - Includes capitalised interest, excludes unwinding discounts on provision.

origin energy

Origin Energy Results for six months ended 31 December 2007
Management Discussion and Analysis

Contents

Report for the six months ended 31 December 2007
Management Discussion and Analysis

All figures in this report relate to businesses of the Origin Energy Limited Group ("Origin" or "the Company") for the six months ended 31 December 2007 compared with the six months ended 31 December 2006 (the "prior half year"), except where otherwise stated. All reference to $ is a reference to Australian dollars unless specifically marked otherwise. Individual items and totals are rounded to the nearest appropriate number or decimal. Some totals may not add down the page due to rounding of individual components.

1. Profit and Dividend Declaration

1.1 Statutory Profit - $335 million, up 44%

Origin reported a net profit after tax and minority interests ("Statutory Profit") of $335 million for the six months ended 31 December 2007, an increase of 44% compared with $233 million reported in the prior half year.

1.2 Earnings per share - 38.3 cents per share, up 32%

Basic earnings per share (EPS) calculated from Statutory Profit increased 32% to 38.3 cents per share (cps) from 29.0 cps in the prior half year, on an expanded weighted average capital base of 874 million shares, up 8% from 805 million in the prior half year.

1.3 Interim Dividend - 12 cps fully franked, up 20%

An interim fully franked dividend of 12 cps will be paid on 4 April 2008 to shareholders of record on 11 March 2008. This compares with 10 cents in the prior half year, an increase of 20%. Origin shares will trade ex-dividend from 5 March 2008. The Dividend Reinvestment Plan will apply to the current dividend without discount.

This represents a dividend payout ratio of 31% of Statutory EPS, and a dividend payout ratio of 52% based on Underlying EPS.

1.4 Underlying Profit - $200 million, down 3%

The Statutory Profit for Origin contains the impact of a number of significant items as outlined in the table below. This includes the following impacts on profit (after tax and minority interests):

- positive impacts from:
  - the sale of the Networks business ($147 million);
  - the sale of geothermal assets in New Zealand ($9 million); and
- reductions to profit from:
  - the net impact of fair value adjustments of financial instruments ($9 million in total);
  - charges on retirement of the New Plymouth Power Station in New Zealand ($9 million); and
  - one-off costs associated with the purchase of Sun Retail ($4 million).

These significant items provide an overall benefit of $134 million after tax and the elimination of minority interests.

The profit after tax and minority interests and before significant items ("Underlying Profit") for Origin for the half year ended 31 December 2007 was therefore $200 million.

Origin's Statutory Profit for the six months to 31 December 2006 also contained a number of one-off significant items, including positive impacts from:

- changes in the fair value of financial instruments ($12 million); and
- a payment received on termination of the Mt Stuart power purchase agreement (PPA) with Enertrade ($14 million).

When these positive adjustments, which total $26 million after tax, are subtracted from the Statutory Profit of $233 million the Underlying Profit for the six months to 31 December 2006 is $207 million.

Origin's Underlying Profit therefore decreased 3% half year to half year from $207 million to $200 million, as indicated in the table below:

Reconciliation of Statutory and Underlying Profit

	Dec 2007		Dec 2006		Change (%)
	Impact After Tax & OEI	NPAT	Impact After Tax & OEI	NPAT	
Statutory Profit ($millions)		**334.7**		**233.2**	**44**
Significant items					
Asset Sales					
- Networks	147.3				
- Mokai geothermal assets	9.3				
Changes in FV of financial instruments					
- Commodity instruments	(9.8)		9.7		
- Financing instruments	0.6		2.7		
Retirement of New Plymouth Power Station	(9.2)				
Sun Retail one-off costs	(3.7)				
Termination of Mt Stuart PPA			13.7		
Total significant items	**134.4**	**(134.4)**	**26.1**	**(26.1)**	
Underlying Profit		**200.3**		**207.1**	**(3)**
Statutory EPS (cents per share)		*38.3*		*29.0*	32
Underlying EPS (cents per share)		*22.9*		*25.7*	(11)

A more detailed reconciliation of Statutory to Underlying Profit is provided in Appendix 1.

1.5 Underlying EPS - 22.9 cps, down 11%

Basic EPS calculated on the Underlying Profit decreased by 11% from 25.7 cps to 22.9 cps on an expanded capital base of 874 million shares.

1.6 EBITDAF - $608 million, up 3%

To provide a clearer understanding of its operational performance Origin adopted the measure EBITDAF in June 2007. EBITDAF reports earnings before interest, tax, depreciation, amortisation, significant items and the impact of fair value changes to financial instruments (EBITDAF).

To best compare the operational performance of the business with the prior half year all comparisons of EBITDAF will reference continuing businesses only. The prior half year therefore excludes the contribution from the Networks business, the sale of which was settled in two tranches on 29 June and 2 July 2007.

EBITDAF for the half year to 31 December 2007 was $608 million, a 3% increase compared with the EBITDAF from continuing businesses of $590 million last half year.

The main factors impacting EBITDAF were higher exploration expenses in the Exploration and Production segment, the transition of the Mt Stuart Power Station from an externally contracted to an internally contracted plant, and the acquisition of Sun Retail - the contribution of which was partially offset by significant increases in the wholesale cost of energy purchases across Origin's entire Retail business.

Further details are available in Section 3.3 and Section 10.

2. Outlook

Conditions in wholesale electricity and gas markets were challenging in the first half of the financial year. Based on performance for the first two months of the second half and the continuation of current market conditions the Company expects a stronger second half due to:

- an expected decrease in the wholesale cost of electricity as already observed in the National Electricity Market (NEM) in the first two months of the second half;
- a return to more traditional levels of volatility in the NEM as already observed since October 2007, providing returns on Origin's electricity cap instruments;
- tariff increases for electricity and gas awarded in the Victorian market from 1 January 2008;
- the commencement of contribution to earnings from the Otway Gas Project in March 2008;
- further increases in CSG production servicing existing contracts in Queensland; and
- an increased contribution from Contact Energy due to higher wholesale electricity prices in New Zealand.

For these reasons Origin believes that it should deliver an increase in underlying net profit after tax for the current financial year of at least 15%.

Origin is continuing to undertake significant capital expenditure programs in its Exploration and Production and Generation businesses. The offshore phase of the Kupe Gas Project has progressed to schedule and while recent heavy rains in Queensland are delaying some aspects of construction associated with CSG and power station developments in that State, this is not expected to materially impact completion schedules. The completion of the Otway Gas Project, together with these growth projects, will progressively add to the cash flow and earnings of the Company over the next few years.

The Company continues to secure a number of options for the development of low emission technologies. This has included investments in geothermal and wind projects in both Australia and New Zealand and continuing investments in the commercialisation of its SLIVER® solar photovoltaic technology.

Recent additions to the Company's debt facilities, together with strong cash flow, see the Company well placed to continue to access funds for its ongoing development and growth.

3. Financial Review of Performance

3.1 Financial Review Summary

Half year ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Total external revenue	3,817	2,865	33
EBITDAF	608	590	3
EBIT	634	482	31
Net profit after tax before elimination of minority interests	384	286	34
Minority interests	(49)	(53)	6
Statutory Profit	335	233	44
Significant items	(134)	(26)	n/a
Underlying Profit	200	207	(3)
Basic earnings per share on Statutory Profit (cents)	38.3	29.0	32
Basic earnings per share on Underlying Profit (cents)	22.9	25.7	(11)
Free cash flow[1]	259	267	(3)
Capital expenditure	714	320	123
OCAT Ratio[2] - 12 months to 31 December	11.8%	12.2%	n/a
Adjusted [net debt/(debt + equity)][3]	38%	36%	n/a

3.2 Revenue - $3,817 million, up 33%

Total external revenue increased by $952 million or 33% to $3,817 million.

This primarily reflected higher revenues from the Retail segment after the acquisition of Sun Retail, higher revenues from Contact Energy and record revenues from the Exploration and Production segment.

Higher revenues in the Retail business were partially offset by an $879 million increase in the cost of goods sold, reflecting increased volumes of energy purchased following the acquisition of Sun Retail and record high average prices in the NEM in response to drought conditions across eastern Australia.

3.3 EBITDAF - $608 million, up 3%

For the half year to 31 December 2007 EBITDAF was $608 million, a 3% increase from the prior half year EBITDAF of $590 million.

The segment contributions to this result are presented in the following table:

[1] Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

[2] OCAT Ratio = (OCAT - interest tax shield) / funds employed excluding capital work in progress for calendar year 2007 and 2006 respectively.

[3] Excludes the impact of mark-to-market impacts on net debt and on equity (see Section 7.1).

Earnings before interest, tax, depreciation, amortisation, significant items and change in fair value of financial instruments - EBITDAF

Half year ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Exploration & Production	133	140	(5)
Generation	28	46	(38)
Retail	201	166	21
Contact Energy	246	238	4
Networks	-	16	n/a
Adjustment for discontinued business	-	(16)	n/a
EBITDAF	608	590	3

To best compare operation performance across the two half year periods EBITDAF is reported here on the basis of continuing businesses. This requires the elimination of the contribution from the Networks business in the half year to 31 December 2006 which made no contribution to Origin's EBITDAF in the half year to 31 December 2007. When the Networks business was sold some associated assets from the Generation and Retail businesses were included in the sale, resulting in minor adjustments to the EBITDAF for these businesses, compared with the information reported at this time last year. Significant Items are not included in EBITDAF.

Exploration & Production EBITDAF decreased 5% from $140 million to $133 million, approximately in line with an increase in exploration expenses of $9 million under the successful efforts policy from $7 million in the prior half year to $16 million this half year.

Growth in contribution from Origin's CSG and BassGas assets more than offset the expected decline in Origin's more mature production assets, particularly the Cooper and Perth basins. Further details are available in Section 10.1.

Generation EBITDAF decreased $18 million or 38% from $46 million to $28 million. Operating performance of the business was steady and the reduction in EBITDAF reflects the transition of the Mt Stuart power station from being externally contracted with Enertrade under a PPA to being contracted internally to Origin's Retail division. Under the Enertrade PPA a Compensation for Shortage of Energy Requested (CSER) payment of $17.5 million was received in the prior half year to offset lower electricity sales and was in addition to capacity payments. However, consistent with the treatment of Origin's other internally contracted plant in the current half year Mt Stuart receives only a standard capacity payment from the Retail segment to cover its cost of capital. Revenues and costs resulting from its operation accrue to the Retail segment. Generation earnings have therefore reduced by approximately the value of the CSER payment of $17.5 million. Further details are available in Section 10.2.

In **Retail,** EBITDAF grew by $34 million or 21% from $166 million to $201 million. This was primarily due to a six month contribution from Sun Retail, which was in line with expectations under prevailing market conditions. Drought conditions across eastern Australia resulted in a significant increase in energy purchasing costs across Origin's entire gas and electricity retailing business during the half year, resulting in lower contributions from Origin's existing business and partially offsetting the positive impact from Sun Retail.

Despite having to manage an increased number of churning customers the Company reduced its average cost to serve for its gas and electricity business from around $61 to $53 per account for the half year and increased its combined natural gas and electricity customer account numbers by 4,000. This included an increase in dual fuel accounts of approximately 48,000 and an increase in customers signed to green products of 93,000 to over 361,000 accounts. Further details are available in Section 10.3.

Contact Energy contributed $246 million to EBITDAF, 4% higher than the $238 million recorded at this time last half year. This was primarily due to a six month contribution from the Rockgas LPG business and increased contribution from both the energy retailing and power generation businesses. Further details are available in Section 10.4.

The sale of Origin's **Networks** business was settled in two tranches on 29 June 2007 and 2 July 2007. It is reported as a discontinued business within this result. Further details are available in Section 10.5.

3.4 EBIT - $634 million, up 31%

A number of items are recorded between EBITDAF and EBIT, as identified in the table below:

Half year ended 31 December	2007 ($m, before tax)	2006 ($m, before tax)
Changes in the fair value of commodity financial instruments	(14)	14
Gain on sale of significant businesses and assets	243	-
Retirement of New Plymouth Power Station	(27)	-
Depreciation and amortisation expense	(171)	(157)
Other Significant Items		
- Sun Retail one-off costs	(5)	-
- Termination of Mt Stuart PPA	-	20
Total	26	(124)

Together these items provided a benefit of $26 million in the half year to 31 December 2007, compared with a net expense of $124 million in the prior half year. Consequently EBIT has increased 31% from $482 million to $634 million.

Changes in the fair value of commodity financial instruments (expense of $14 million)

An expense of $14 million is included in the Profit and Loss associated with the value of valid commodity hedging instruments which do not qualify for hedge accounting. This compares with a benefit of $14 million last half year. Further explanation of the accounting treatment of these instruments is included in Section 6.

Gain on sale of significant businesses and assets (benefit of $243 million)

During 2007 Origin concluded an agreement to sell its Networks business to APA Group for $556 million. Settlement of the transaction took place in two tranches. Settlement for the sale of the SEA Gas Pipeline portion of this business was effected on 29 June 2007 and was included in the accounts for the financial year ended 30 June 2007. The sale of this asset for $133 million resulted in a pre-tax profit on sale of $114 million at that time. The settlement of the balance of the business for $423 million took place on 2 July 2007, and resulted in a pre-tax profit of $225 million which is brought to account in this half year.

In addition, Contact Energy disposed of interests in geothermal assets at Mokai in New Zealand for $18 million, bringing the total gain for the sale of significant businesses and assets to $243 million before tax and minority interests.

There was no similar benefit in the prior half year.

Retirement of New Plymouth Power Station (expense of $27 million)

A charge of $27 million has been made to the Profit and Loss for retirement of the New Plymouth power station in New Zealand. Asbestos cladding was discovered in a previously unreported location in the power station and following assessment of potential remediation costs it was determined to close the power station.

There was no similar charge in the prior half year.

Depreciation and amortisation expense (expense of $171 million)

Depreciation and amortisation expense increased by 9% to $171 million compared with $157 million in the prior half year. This primarily reflects a full six months of production from the BassGas development, the ramping up of production from the Spring Gully Project, and higher depreciation charges from Contact Energy.

Other Significant Items

In the six months to 31 December 2007 expenses of $5 million were incurred specifically in relation to the integration of the Sun Retail business and have been recognised as a significant item excluded from EBITDAF. This is further to an expense of $14 million recognised as a significant item in the accounts for the year ended 30 June 2007.

In the six months to 31 December 2006 a one-off contract termination payment of $20 million was received following termination of the Mt Stuart PPA with Enertrade.

3.5 Interest - $104 million, up 9%

Net financing costs for the half year were $104 million, up 9% from $96 million in the prior corresponding period. This was due to the increase in debt required to partially fund the acquisition of Sun Retail; higher interest expense as development projects - which previously had interest capitalised during construction - move into production; and higher average interest rates.

3.6 Tax - $146 million, up 35%

Tax expense for the half year was $146 million, 35% higher than the $108 million in the six months to 31 December 2006. Prima facie tax was higher reflecting the higher pre-tax profits. Approximately 53% of this tax expense is associated with the sale of the Networks business. The effective tax rate was 27.5%, in line with the effective tax rate in the prior corresponding period.

3.7 Underlying Profit - $200 million, 3% lower than prior half year

As outlined in Section 1.4 the Statutory Profit contains a number of significant items totalling $134 million. Removing these items provides an Underlying Profit of $200 million, 3% lower than the Underlying Profit of $207 million last half year.

4. Cash flow

The operating cash flow after tax was 5% higher than the prior half year at $385 million compared to $369 million. Improvements in working capital ($28 million) and lower stay-in-business capital expenditure ($9 million) were partially offset by an increase in prepayments for Renewable Energy Certificates (RECS) and hedging instruments.

Cash flow available for funding growth and distributions to shareholders (free cash flow) was $259 million compared with $267 million in the prior half year due to higher interest paid.

Average funds employed excluding capital on projects currently in development increased by 20% from 5,395 million to 6,473 million primarily as the result of the acquisition of Sun Retail.

As a result of the increase in cash flows and a larger increase in funds employed Origin's OCAT Ratio[4] for the calendar year 2007 decreased to 11.8%, from 12.2% in the prior year.

[4] Origin uses the measure of operating cash flow after tax over average funds employed (referred to as the OCAT Ratio). OCAT is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business capital expenditure, changes in working capital, non-cash items and tax paid. Funds employed are averaged over the calendar year and exclude capital on development projects.

5. Capital expenditure and divestments

Capital expenditure on growth and stay-in-business projects was $708 million.

Stay-in-business capital expenditure associated with the maintenance of ongoing operations was $70 million of which $33 million was attributable to Contact Energy, $19 million related to Retail (customer systems and LPG), $14 million related to Exploration and Production (predominantly the Cooper Basin) and $4 million related to Generation.

Growth capital expenditure was $638 million, 185% higher than in the prior corresponding period. This included expenditure on significant projects in the following areas:

- Generation Projects ($144 million in total) - including the Darling Downs power plant ($110 million), expansion of the Quarantine power station ($24 million), solar developments ($9 million) and planning for other power projects;
- The Kupe Gas Project ($122 million);
- CSG assets in Queensland ($120 million);
- Geodynamics Joint Venture - commitment of expenditure to prove geothermal technology and reserves ($96 million);
- Contact Energy - predominantly geothermal drilling ($56 million);
- The offshore Otway Basin including the Thylacine and Geographe fields ($28 million);
- Customer systems associated with the acquisition of Sun Retail ($22 million); and
- Growth capital in the Cooper Basin ($18 million).

Capital expenditure on acquisitions totalled $6 million. This predominantly comprised the acquisition of options to develop a number of wind development sites from Epuron ($4.5 million).

Total capital expenditure including acquisitions was $714 million, compared with $320 million last half year.

6. Movements in fair value of financial instruments

Origin utilises a range of financial instruments and derivatives in order to manage the various price, interest rate and foreign exchange risks to which it is exposed. Due to the volatility of the energy markets in which Origin operates and the size of the transactions the company undertakes the accounting outcomes can have a significant impact on the financial results.

Under accounting standards hedges are deemed to either be "effective" and qualify for hedge accounting and recognition in the Equity Hedge Reserve, or are deemed "ineffective" and must be recognised in the Profit and Loss.

A hedge is deemed to be "effective" if the changes in fair value or cash flow of the hedged item and the hedging instrument offset each other, or if the hedge substantially offsets risk associated with the change in fair value of the hedged item. There must also be sufficient certainty with respect to the occurrence of the risk which is being offset for a hedge to qualify as "effective". "Ineffective" hedges are those instruments which, while they may be valid economic risk management instruments, do not meet the stringent criteria above.

Under these definitions some electricity cap products used by Origin to protect the Retail business from extreme price events are deemed to be ineffective, as the timing of potential events they protect against cannot be predicted with sufficient certainty.

The following tables summarise the key balances at 31 December 2007 and compares them with balances at the beginning of the period on 30 June 2007:

Summary of movements in financial instruments

Balance Sheet	Net Assets ($m) 31-Dec-07	30-Jun-07	Change ($m)
Commodity Risk Management	914	3,301	(2,387)
Contact Energy	(138)	(258)	120
Treasury and Other	(126)	(13)	(113)
Origin Total	**650**	**3,030**	**(2,380)**

Reconciliation of Balance Sheet and Profit and Loss items associated with movements in financial instruments	**($m)**	**($m)**
Change in net assets		**(2,380)**
Recognition of "effective" instruments in Balance Sheet		**(2,367)**
Recognised in Equity (Hedge Reserve post tax)	(1,657)	
Recognised in Deferred Tax Liability	(710)	
Recognition of "ineffective" instruments in Profit and Loss		**(13)**

The fair value of financial instruments as measured against market prices is recorded in the balance sheet in the derivative asset and derivative liability balances. Historically high forward prices of electricity at 30 June 2007 resulted in a large increase in the fair value of commodity risk management instruments at that time. Subsequent softening of the forward contract prices has resulted in a decrease in the fair value of these financial instruments, with Origin recording a net decrease of $2,387 million in the half year. Including the impact of other financial instruments and consolidating Contact Energy the period-on-period decrease in net assets associated with changes in value of derivatives is $2,380 million.

These changes in value are either recognised in Equity (Hedge Reserve) or the Profit and Loss each period. The total period-on-period decrease in the value of derivatives which qualify for hedge accounting is $2,367 million (pre-tax) and is recognised in the Hedge Reserve in Equity. The pre-tax decrease is partially offset by a decrease in Deferred Tax Liability of $710 million, resulting in an after tax decrease in the Hedge Reserve of $1,657 million.

The balance of $13 million (pre-tax) is recognised as an expense in the Profit and Loss and is associated with the value of valid hedging instruments which either do not qualify for hedge accounting or are assessed to contain an element of "ineffectiveness" under the accounting standards. These relate primarily either to the Company's commodity risk management activities associated with electricity purchasing costs (as described earlier in this Section 6) or to interest rate and foreign exchange risk management.

7. Funding and capital management

7.1 Net Debt, Equity and Interest Cover

Under accounting standards net debt for the consolidated entity increased 37% from $2,090 million at 31 December 2006 to $2,855 million at 31 December 2007. The calculation of net debt includes mark-to-market adjustments of $316 million ($332 million in the prior half year) which act to reduce the net debt quoted. Excluding these mark-to-market adjustments, the "adjusted net debt" for the Company was $3,171 million at 31 December 2007 ($2,422 million at 31 December 2006), an increase of 31% and best reflects the underlying debt position of the Company.

The equity of the Company has increased from $4,504 million at 31 December 2006 to $5,660 million at 31 December 2007. This includes a net increase in the Hedge Reserve and Available for Sale Reserve of $437 million primarily due to changes in the fair value of financial instruments. Removing the effects of this change in fair value, the "adjusted equity" of shareholders has increased by $711 million from $4,357 million to $5,076 million.

This reflects an increase in issued capital of $130 million, an increase in retained earnings of $411 million, and an increase in minority interests (predominantly in Contact Energy) of $179 million.

The following table provides two different calculations of the Net Debt to Net Debt plus Equity ratio as discussed above.

Calculation of Net Debt to Debt plus Equity as reported in the Interim Financial Report:

31 December	2007 ($m)	2006 ($m)	Change (%)
Net debt as reported	2,855	2,090	37
Equity as reported	5,660	4,504	26
Net debt/(net debt + equity)	34%	32%	

Calculation of Adjusted Net Debt to (Net Debt plus Equity) - excluding fair value impacts:

31 December	2007 ($m)	2006 ($m)	Change (%)
Adjusted net debt	3,171	2,422	31
Adjusted equity	5,076	4,357	17
Adjusted [net debt/(net debt + equity)]	38%	36%	

Origin believes that the calculation based on adjusted values provides the best long term measure of the strength of the Company's Balance Sheet.

EBIT cover of interest (including capitalised interest) is 5.3 times, compared with 4.7 times at 31 December 2006.

Origin manages its liquidity exposure to ensure adequate committed financing facilities are available to meet committed obligations at least over the next 12 months. Origin also ensures that no more than 20% of the total debt portfolio matures within the next 12 months.

On 9 October 2007 Origin announced that its wholly owned subsidiary Origin Energy Contact Finance No 2 Limited issued NZ$200 million of perpetual preference shares to the New Zealand public. The funds raised from the transaction were used within the Origin Energy New Zealand group of companies to repay bank debt relating to Origin's 51.4% holding in Contact Energy Limited.

On 8 February 2008 Origin executed a three year underwritten bank loan facility with five international banks. The facility is structured on a senior unsecured basis and comprises A$900 million of revolving and term tranches and a US$200 million revolving tranche. On a consolidated basis Origin including Contact currently has approximately A$1.6 billion of undrawn committed debt finance available to fund growth projects.

7.2 Share Capital

During the period an additional 3.2 million shares were issued. This included 2.3 million shares issued under the Company's Dividend Reinvestment Plan (DRP) which raised $23.7 million and 0.9 million shares issued as the result of the exercise of options which raised $3 million.

As a consequence the total number of shares on issue at 31 December 2007 rose to 875,517,318 from 872,288,456 at 30 June 2007. The weighted average number of shares used to calculate basic earnings per share increased 8% to 873,628,684.

8. Risk management

Origin manages its risk exposure in energy and financial markets through a combination of natural hedges in the business, contracts and financial hedges. Policy limits have been approved by the Board for physical commodities or relevant variables for which there is a material risk exposure. Regular reporting is provided to the Board to review exposures and compliance with these limits.

Consistent with this policy framework Origin hedges a significant portion of its exposure to electricity and oil prices and the US dollar exchange rate.

In the electricity market Origin assesses its policy limits against a combination of profit at risk and extreme events. Origin uses a number of financial instruments to manage risks associated with its electricity retail business. This predominantly consists of swaps (which provide a fixed price for volumes) and caps (which provide a price ceiling or strike price on variable volumes and are designed to protect against extreme price variations). Within the policy limits determined as acceptable by the Board, Origin has arrangements in place to cover extreme price and demand events as well as average forecast demand for the near term.

As part of its overall risk management strategy Origin undertakes forward hedging of its oil production to reduce risks and volatility associated with fluctuation in oil price. For any period, this hedging is undertaken incrementally over the medium term, and is completed prior to any production period commencing.

As a result of this strategy, Origin had 59% of its production of oil and condensate hedged for the six months to December 2007 at an average price of US$61 per barrel (approximately A$80 per barrel). The average price received for sales of oil, condensate and naphtha over the period including the impact of hedging was over A$85 per barrel - an increase of 16% compared with the prior corresponding period.

Looking forward Origin currently has approximately 53% of its anticipated production for the six months to June 2008 hedged at an average price of over US$63 per barrel, while for the financial year ending 30 June 2009 Origin currently has approximately 43% of its anticipated production hedged at around US$66 per barrel.

With regard to foreign exchange, Origin is prudently hedged over the next 12 months through a combination of external hedging and ongoing US dollar expenditure associated with major development projects. Origin expects that variability in the US dollar exchange rate will not have a material impact on group cash flows.

With regard to interest rates, Origin has hedged approximately 50% of its expected exposure for the six months to June 2008 and approximately 40% of its expected future exposure hedged for the 12 months ending June 2009. This includes the consolidation of Contact Energy in Origin's accounts.

9. People, Health, Safety & Environment

Origin's employee numbers (excluding Contact Energy) decreased during the half year by a net 246 to 3,386. A reduction of over 500 employees as a result of the sale of the Network business and Rockgas was partially offset by increased employee numbers in the Retail business following acquisition of Sun Retail, together with increases in the Generation and the Exploration and Production businesses as the Company builds its capabilities in delivering major developments in these areas.

Origin uses as its primary safety performance measurement the industry standard measure of Total Recordable Incident Frequency Rate (TRIFR), which captures all incidents. This measure improved by 53% from 22.8 at 31 December 2006 to 10.6 at 31 December 2007. Since 30 June 2007, Origin's TRIFR has decreased from 12.3 to 10.6.

During the half year there were no significant environmental incidents and no breaches of significant environmental regulations that relate to Origin's operations.

There was no reported loss of time during the half year due to industrial disputes.

In December 2007, Origin was awarded Sustainable Company of the Year by Ethical Investor Magazine. The award recognises Origin's broad leadership and achievements in sustainability, its workplace and community programs and the Company's commitment in providing easy and affordable green options to its customers.

10. Operational Review

10.1 Exploration & Production

Half year ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Total revenue	260	239	9
EBITDAF	133	140	(5)
EBIT	59	75	(21)

Sales Volumes

Half year ended 31 December	2007	2006	Change (%)
Natural gas (PJ)	39	38	3
Crude oil (kbbls)	665	750	(11)
Condensate/naphtha (kbbls)	428	353	21
LPG (ktonnes)	37	31	20
Ethane (ktonnes)	1.0	1.1	(16)
Total (PJe)	48	47	3

PJ = petajoules
Kbbls = 1,000 barrels
Ktonnes = 1,000 tonnes
PJe = petajoules equivalent - a measure of energy content

The Exploration and Production segment achieved record production, sales volumes and revenue for the December half year, despite delays in the commissioning of the Otway Gas Project.

Growth in production from Origin's CSG and BassGas assets more than offset the anticipated decline in Origin's more mature production assets, particularly the Cooper and Perth basins.

10.1.1 Production, Sales and Revenues

Details of production may be found in the Quarterly Production Report for the Quarter ended 31 December 2007, released on 31 January 2008.

Sales volumes increased by 3% to 48 PJe from 47 PJe. Sales increased from the BassGas Project (+2.4 PJe) and CSG assets (+6.2 PJe), more than offsetting declines from the Cooper Basin (-4.5 PJe), Denison Trough/Surat Basin (-0.9 PJe), onshore Otway Basin (-1.1 PJe) and the Perth Basin (-0.9 PJe).

Sales of natural gas increased by 3% as higher sales from BassGas and CSG projects offset the decline from other mature producing areas. Ethane sales were lower due to reduced demand from the major customer. Higher sales of condensate essentially offset a decline in sales of crude oil to leave combined sales of oil and condensate marginally lower at 6.2 PJe (equivalent to 1,093 kbbls compared with 1,103 kbbls of combined oil and condensate sales in the last half year). Sales of LPG increased 20% to 1.8 PJe or 37 ktonnes compared with 31 ktonnes, in the last half year. The increase in condensate and LPG sales was due to a six month contribution from the BassGas project compared to approximately four months contribution in the prior half year.

Total revenue increased by 9% as a result of aggregate higher sales volumes together with higher prices realised for oil, condensate and LPG. This more than offsets a modest decline in average gas prices (due primarily to the conclusion of a favourable gas sales contract from the Denison Trough in the prior half year which contained oil price linkages).

10.1.2 Expenses

Total costs within the Exploration and Production business increased 29% compared with the prior half year as outlined in the table below.

Exploration write-downs under the successful efforts policy increased from $7 million to $16 million primarily due to a continuing high level of seismic activity and the unsuccessful Moana-1 exploration well in the Taranaki Basin in New Zealand.

General production costs have risen by 34% compared with the prior half year. The increase primarily reflects a 20% increase in employee numbers, while higher recharges from Joint Ventures not operated by Origin, above Consumer Price Index (CPI) wage inflation in the Exploration and Production sector and changes in cost of goods sold also contributed to higher costs. Origin is significantly increasing its employees in the Exploration and Production segment to ensure delivery of the three-fold increase in CSG production required to meet contractual commitments between now and 2012, as well as manning and monitoring its new offshore assets such as BassGas and the Otway Gas Project.

Exploration and Production costs	2007 ($m)	2006 ($m)	Change (%)	Comments
Royalties and tariffs	30	31	(3)	Change in product mix and increase in offshore product not subject to state royalties.
General costs (Labour, JV costs, etc)	82	61	34	Additional headcount, higher JV costs, higher administration, change in cost of goods sold.
Exploration write-downs	16	7	130	Increased largely due to write down of the offshore New Zealand Moana-1 exploration well.
Total Costs	**128**	**99**	**29**	

10.1.3 Earnings

EBITDAF

EBITDAF decreased 5% to $133 million from $140 million in the prior half year.

Depreciation and Amortisation

Depreciation and amortisation charges increased 19% to $73 million from $61 million. This reflects a full six months of production from the BassGas Project (and hence depreciation of its asset base), growth in production and associated depreciation in Origin's CSG projects and increased depletion charges in the Perth Basin following a reserves write-down in June 2007.

EBIT

As a consequence of the above factors EBIT was $59 million, a decrease of 21% compared with the previous half year.

10.1.4 Producing Assets

Coal Seam Gas (Queensland)

Compared with the last half year production has increased by 56% to 16.9 PJ from 10.8 PJ, and now exceeds Origin's share of production from the Cooper Basin of 13.4 PJe.

Origin's equity share of CSG reached 100 TJ/d in mid December 2007, reinforcing the Company's position as the largest CSG producer in Australia.

At Spring Gully production continued to ramp up and achieved peak gas sales of 73 TJ/d (Origin share approximately 97%). Phase 5 of the Spring Gully project is progressing, which

is designed to increase plant processing capacity to 150 TJ/d. The reverse osmosis unit, designed to treat nine megalitres of water per day, commenced operations in late December 2007.

At Fairview the operator, Santos, announced a development and exploration program aimed at increasing production capacity to 110 TJ/d by 2009.

Gas sales from Origin's interests in CSG fields operated by Queensland Gas Company (QGC) in the Walloons area commenced during October 2007. Production from this area will service a 7 PJ per annum contract with Incitec Pivot (Origin interest 41%).

Origin approved the first major phase of its 100% owned development at Talinga in December 2007. The program includes an initial 100 wells together with gas and water processing facilities to achieve production of 90 TJ/d. The gas from Talinga will supplement supply from the Spring Gully field to meet gas demand from the Darling Downs power station (indicatively up to 44 PJ per annum for 20 years) and Rio Tinto Aluminium in Gladstone (22 PJ per annum).

Bass Basin (Victoria/Tasmania)

Production of sales gas has been restricted to around 56 TJ/d for the half year (approximately 24 TJ/d Origin share) with peak production reaching the maximum plant design capacity of 68 TJ/d.

The Yolla 3 well was shut-in for much of the half year pending remedial work which was completed in February 2008. It is anticipated that daily production rates will be higher in the second half, although a scheduled two week maintenance shut down in February will result in similar half-on-half total production volumes.

Cooper Basin (Queensland/South Australia)

Production from the Cooper Basin continued to decline during the half year in line with expectations for a mature asset. Origin's share of total production decreased 19% this half year to 13.4 PJe compared with 16.5 PJe in the prior half year. Purchases of oil and gas from third parties of 4.7 PJe were 48% higher than the 3.2 PJe in the prior half year. Margins have come under pressure in the Cooper Basin with costs remaining high despite declining production.

Perth Basin (Western Australia)

Oil production from Hovea, Jingemia and Eremia fields continued on a natural decline from around 4,400 bopd gross in mid 2007 to around 3,200 bopd gross at 31 December 2007. Origin's net share of oil production decreased by 33% from 489 kbbls to 329 kbbls for the half year.

Gas production remained flat at around 20 TJ/d. Declining gas rates from the established fields were offset with the connection of the successful Apium 2 and Beharra Springs 4 wells. The latter came on stream at a rate of 10.5 TJ/d. A fire at the Beharra Springs gas plant in late December 2007 resulted in production being shut-in. Damage was localised and the plant recommenced operations in early February 2008. It is currently producing at around 12 TJ/d.

Other Producing areas

In the Surat Basin and Denison Trough areas of Queensland Origin's share of production for the half year was 6.2 PJe compared with 6.4 PJe in the prior corresponding period, a 3% decrease. A drilling program commenced in December 2007 with the drilling of the successful Emu Apple 2 and 3 appraisal wells, both of which have been cased as future oil producing wells.

Production from the onshore Otway Basin continued to decline with total production of 0.4 PJe compared with 1.5 PJe in the prior half year. This reflected the cessation of

production from the Ladbroke Grove field and the continuing natural decline of the remaining conventional gas fields in the area.

10.1.5 Development Projects

Otway Gas Project (Victoria/Tasmania)

Construction of the Otway Gas Project was completed in September 2007 and commissioning activities have commenced. After a brief period production was halted to address issues uncovered as part of the commissioning process. The plant recommenced commissioning in early February.

Kupe Gas Project (New Zealand)

Steady progress has been made on the Kupe Gas Project in New Zealand. The well head platform jacket and topside were successfully installed in December 2007. Installation of the offshore pipeline and umbilical is largely complete while drilling of the three production wells has commenced and is proceeding to plan.

10.1.6 Exploration

Origin has continued to pursue an active exploration program in Australia and New Zealand.

Seismic data has been acquired in the Bonaparte Basin in Western Australia, the offshore Northland Basin in New Zealand, the Bass Basin and Gippsland Basin in offshore Victoria. Interpretation of seismic surveys completed last year in the Bass, Otway and Canterbury basins is continuing.

During the half year Origin participated in the drilling of 119 exploration, appraisal, and development wells across its areas of interests, of which 92 were cased for future production. In addition, three development wells are currently being drilled as part of the Kupe Gas Project in New Zealand.

An active drilling program is planned in the 2007/08 financial year, including 81 CSG wells, 28 wells in the Cooper Basin, three wells in the Surat Basin, two exploration wells in the Perth Basin, and three Kupe development wells.

10.1.7 Acquisitions/Divestments

Swift Assets (New Zealand)

In December 2007 Origin entered into an agreement with Swift Energy New Zealand to acquire certain of Swift's New Zealand assets for a consideration of approximately NZ$115 million. This included its two main producing areas in the onshore Taranaki Basin, some additional permits and inventory.

Under a separate arrangement between Contact Energy and Origin Energy, Contact Energy will contribute approximately NZ$54 million of the total purchase price for the right to own and develop the Ahuroa field as an underground gas storage facility and purchase the remaining gas and LPG reserves in the Ahuroa reservoir.

Halladale and Blackwatch fields

In February 2008 Origin announced the acquisition of Woodside Petroleum Limited's 62.5% interest in the exploration permits containing the Halladale and Blackwatch fields off the south west Victorian coast for $13.6 million. These fields are estimated to contain a contingent resource of 55 PJe of recoverable gas and condensate and the acquisition takes Origin's interest in the fields to 100%. The fields have the potential to be developed through extended reach drilling from shore, and also have the potential in the future to be used for gas storage. The acquisition will add to Origin's integrated portfolio strategy and will provide added flexibility in managing the gas requirements of the company in southern Australian markets.

10.2 Generation

Half year ended 31 December	2007 ($m)	2006 ($m)*	Change (%)
Total revenue	43	56	(23)
EBITDAF	28	46	(38)
EBIT	20	54	(63)

* Adjusted for sale of the cogeneration sites with the Networks business

Sales Volumes

Half year ended 31 December	2007	2006	Change (%)
Total Sales (GWh)	667	801	(17)

Earnings in the Generation segment for the half year were considerably lower than the prior corresponding period. Operating performance of the business was steady with the reduction in EBITDAF reflecting the transition of the Mt Stuart power station from being an externally contracted plant to being contracted internally to Origin's Retail segment following the termination of the Enertrade PPA in the prior half year. Under the Enertrade PPA a CSER payment of $17.5 million was received in the prior half year to offset lower electricity sales and was in addition to capacity payments. However, as an internally contracted plant in the current half year Mt Stuart receives only a standard capacity payment from the Retail segment to cover its cost of capital consistent with the treatment of Origin's other internally contracted plant. Revenues and costs resulting from its operation accrue to the Retail segment. Generation earnings have therefore reduced by approximately the value of the CSER payment of $17.5 million.

Origin currently has an equity interest of approximately 700 MW of generation capacity in Australia, of which a majority is operated and maintained by the Company. Since May 2007, Origin has committed to construct over 900 MW of generation and has tendered for construction of an additional 500 MW. These developments will grow the Generation business significantly over the next few years, which will add value throughout the integrated business.

10.2.1 Production Sales and Revenue

Revenue for the Generation business decreased by 23% from $56 million to $43 million. The key driver for this decrease was the absence of the CSER payment described above, offset by higher tolling revenue following additional capital expenditure at the Ladbroke Grove and Roma power plants[5], and higher energy prices reflecting higher gas supply costs passed through at the Worsley Cogeneration Plant.

Total sales volumes were down by 17%. The Ladbroke Grove power station converted to run on gas from the SESA pipeline in late 2006 consequently switching to peak operations rather than intermediate operations and reducing running time by 73%. Active management of Origin's gas and electricity portfolio also resulted in Quarantine running less than in the prior half year. This was partially offset by the Queensland merchant generators, Roma and Mt Stuart, operating more frequently to cover load at times of high electricity prices.

10.2.2 Earnings

EBITDAF decreased by 38% from $46 million to $28 million, mainly due to the absence of the CSER payment described above.

[5] During the previous year the Ladbroke Grove power station had a gas conversion and major overhaul while the Roma power station began its upgrade of electrical switchboard and exhaust systems. Tolling for these plants is based on capacity payments and reflects the funds employed at each site.

Depreciation expenses of $8 million were 24% lower than in the prior half year primarily due to an extension of plant-life for the Mt Stuart and Ladbroke Grove plants. Mt Stuart plant-life was extended on termination of the Enertrade PPA and the plant-life of Ladbroke Grove was extended following a major overhaul in October 2006.

In the half year ended 31 December 2006 a pre-tax payment received for termination of the Mt Stuart PPA with Enertrade is recorded as a significant item between EBITDAF and EBIT. The non-recurrence of this payment, combined with the factors above, leads to a significant decrease in EBIT compared with the prior period. EBIT therefore decreased by 63% from $54 million to $20 million.

10.2.3 Power Generation Developments

Origin is currently committed to the development of over 900 MW of generation capacity in Australia, including the Company's first commitment to construct its own wind farm. The Company has also sought tenders for an additional 500 MW of gas fired generation capacity.

The Darling Downs Power Station (DDPS) project began construction in November 2007. At 630 MW, the DDPS will be Australia's largest combined cycle gas-fired power plant. The project remains on budget with expected commissioning in early 2010.

Origin also commenced construction of the 120 MW expansion of its Quarantine Power Station in December 2007. The open cycle gas-fired turbine will supplement peaking capacity in the South Australian market. The project is on budget and is scheduled to commence commissioning in December 2008.

In October 2007 Origin announced it had sought tenders for the first 500 MW of its proposed 1,000 MW Mortlake Power Station. Tender responses were received in December 2007 with the intention of making an investment decision in mid 2008.

An expansion of Mt Stuart Power Plant peaking facility was announced on 1 February 2008. Origin has committed to purchasing a 126MW 9E gas turbine from GE Energy for the development. The construction phase is expected to take 18 months with completion in mid calendar year 2009.

10.2.4 Growth in Renewable Energy

Over the first half of the financial year, Origin substantially increased its investment and commitment to Renewable Energy generation. This has included Origin taking interests in wind and geothermal projects and continuing its investments in solar technology.

In January 2008 Origin announced the acquisition of an option to source up to 590 MW of wind farms from Epuron, a subsidiary of the German company Conergy. The 30 MW Cullerin Range wind farm will be the first to be constructed and is expected to be completed during 2009. This site is well located close to infrastructure and has a capacity factor of 44% which is among the highest in Australia.

In October 2007, Origin entered into a farm-in agreement providing a 30% interest in a joint venture covering various geothermal permits in northern South Australia held by Geodynamics Limited. Origin expects to invest approximately $150 million in the Geodynamic joint venture over the next three years.

Origin remains focussed on commercialising its SLIVER® solar photovoltaic technology. Origin has recently achieved migration of the cell design into a cheaper silicon wafer and certification by European authorities of commercial panels manufactured using SLIVER® technology. Origin is working on plans for the large scale production of SLIVER® which will enable commercial development of the product.

10.3 Retail

Half year ended 31 December	2007 ($m)	2006 ($m)*	Change (%)
Total revenue	2,641	1,709	55
EBITDAF	201	166	21
EBIT	158	160	(1)
Underlying EBIT	177	142	25

* Adjusted for sale of minor businesses as part of the sale of the Networks business

During the six months to December 2007 the Retail segment has successfully progressed integration of the Sun Retail acquisition into existing operations, increased its customer numbers by over 21,000 accounts across natural gas, electricity and LPG and maintained its clearly established leadership position in green energy accounts with over 33% market share of accredited GreenPower accounts. Sales volumes and revenues were records for the first half, while margins were lower as a result of higher electricity, gas and LPG purchasing costs. The Sun Retail business is performing to expectation in the high energy price environment and will further increase contribution in the second half once the transitional services agreement with Energex concludes and all services are migrated onto Origin systems in April 2008.

An adjusted measure, Retail Underlying EBIT, is used to help describe operational results and excludes changes in fair value of financial instruments and certain costs associated with the integration of Sun Retail which are one-off in nature. This provides a transparent understanding of operational performance as the difference between EBITDAF and Underlying EBIT is only depreciation and amortisation expenses.

10.3.1 Sales and Revenue

During the period, the Retail segment recorded revenues of $2.6 billion, an increase of 55%. This was driven mostly by the integration of the Sun Retail business in Queensland, which was acquired in February 2007 and added over 890,000 customers across electricity and LPG. The business will be fully integrated into existing operations at the end of April 2008.

Performance is discussed and referenced to the commodity product splits in the table below.

Performance metrics by product and variance from prior half year

Half year ended 31 December 2007	Natural Gas	Electricity	LPG
Revenue ($m)	481 *(+2%)*	1,768 *(+101%)*	289 *(-4%)*
Gross Profit ($m)	61 *(-18%)*	258 *(+48%)*	62 *(-20%)*
EBITDAF ($m)	177 *(+29%)*		24 *(-18%)*
Underlying EBIT ($m)	164 *(+31%)*		13 *(-24%)*
Sales - (PJ)	67 *(+2%)*		
Sales - (TWh)		15.5 *(+86%)*	
Sales - (ktonnes)			234 *(-10%)*
Total Sales (PJe)	67 *(+2%)*	56 *(+86%)*	12 *(-10%)*
Customer accounts ('000) - *(Change from 30 June 2007)*	883 *(-0.6%)*	1,824 *(+0.5%)*	354 *(+5%)*

Electricity

Compared to December 2006 electricity customer numbers increased by 86% to 1.8 million, sales volumes increased by 86% to 15.5 TWh and revenues increased 101% to $1,768 million, all predominantly as the result of the acquisition of Sun Retail. Gross Profit increased by 48% as the additional contribution from Sun Retail was partially offset by high and flat wholesale electricity purchase prices and a lack of volatility across Origin's entire electricity business during the period. Average gross margin across the electricity business therefore declined from 20% to 15%.

Origin uses a number of financial instruments to manage risks associated with its electricity retail business. This predominantly consists of swaps (which provide a fixed price for volumes) and caps (which provide a price ceiling or strike price) on variable volumes and are designed to protect against extreme price variations. When the pool price exceeds the strike price of the cap Origin receives payments to compensate for high prices, however will not receive any payout if prices are below the strike price of the cap.

By structuring its electricity hedge book in this fashion Origin retains exposure to low prices while protecting the business from extreme losses. However, a period of high average prices with low volatility will result in higher purchase prices without payouts from its cap products, resulting in an increase in Origin's average purchase price for electricity.

The combination of high average prices and low volatility was particularly evident in the first three months of the financial year. Higher volatility towards the end of the six month period to 31 December 2007 partially reversed this effect.

The trend towards lower average wholesale prices following the easing of drought conditions in Queensland and an observed increase in price volatility throughout January and February point towards more favourable purchasing costs in the second half of the financial year. Lower purchasing costs, combined with gas and electricity tariff increases that took effect from 1 January 2008 in Victoria, are expected to result in higher gas and electricity margins in the second half. This should result in margins for the full year to 30 June 2008 being similar to margins experienced in the year ended 30 June 2007.

Natural Gas

Natural gas sales volumes increased marginally from 66 PJ[6] to 67 PJ. This was mainly the result of increased sales to large commercial customers and power generators, and was partially offset by reduced usage from residential customers as a result of warmer weather during winter in Victoria and South Australia. Revenues of $481 million were 2% higher than last half year ($470 million[6]) reflecting the increase in gas sales volumes. Gross Profit declined 18% from $74 million to $61 million reflecting sales mix (a higher percentage of low margin sales to large customers) and higher wholesale gas costs, the impact of which was accentuated by the need to seek additional sources of gas following the delay of the Otway Gas Project.

Market Churn - Electricity and Natural Gas

Origin has consistently adopted the approach of maintaining customer account numbers in the face of market churn without unnecessarily escalating churn activity. Origin again demonstrated discipline in this area, winning 236,000 new accounts across its gas and electricity businesses to record a net increase of 4,000 accounts. This compares to the prior half year in which Origin won 197,000 accounts and increased account numbers by 5,000.

Origin has been able to effectively manage a significant increase in the total number of churning customers, following the introduction of full retail contestability into the Queensland electricity market where Origin recently acquired Sun Retail. Notwithstanding

[6] Gas volumes and revenues in the half year to 31 December 2006 have been revised to include some trading sales which were previously excluded due to the low margin attached. Certain trading sales which represent a direct pass through of production at a zero effective margin remain excluded from the statistics reported here.

this increase, cost to serve per customer has benefited because of a reduction in the average rate of churn across Origin's entire customer base.

The six months to December 2007 was characterised by a decline in churn in New South Wales, Victoria and South Australia as higher wholesale prices reduced the margins available to competing retailers. Churn rates in Queensland have been within expectations with an initial peak in churn levels reflecting pre-contracting activity by new entrants occurring before July, followed by door knocking activity over the last six months.

In Queensland Origin recorded a net loss of 24,000 accounts. While gross losses amounted to 77,000 customers during the half year, investment in acquisition, retention and brand building activities in that state resulted in 53,000 new accounts. These losses have been offset by gains in electricity customers in South Australia and New South Wales, where Origin now has over 260,000 electricity accounts.

During the period Origin increased its dual fuel accounts by approximately 48,000 from 790,000 in June 2007 to 838,000 in December 2007. Origin also increased its GreenPower accounts by 34% to 361,000 signed green customers (as discussed in Section 10.3.2).

At the end of the period Origin had around 2,707,000 customer accounts across electricity and natural gas. This compares with 2,703,000 accounts in June 2007 and with 1,840,000 in December 2006.

Origin continues to pursue a number of initiatives to optimise its acquisition and retention costs, and to manage the impact of high levels of churn on margins.

Cost to serve - Electricity and Natural Gas

The total cost to serve for Origin's gas and electricity retail business increased by around 27% from $112 million to $142 million on a customer base which expanded by 47% as discussed above. The increase in account numbers largely reflects the acquisition of the Sun Retail business in Queensland, together with an active campaign to maintain customer account numbers on a national basis.

Origin's cost to serve per customer for its retail gas and electricity business declined 13% across the two half year periods, from $61 per customer to $53 per customer. This reflected both scale advantages following the acquisition of Sun Retail and lower average churn rate across Origin's customer base. Origin includes within its retail cost to serve all costs associated with servicing and maintaining customers, all churn and customer acquisition and retention costs, and an allocation of corporate costs.

Electricity and Natural Gas Margins

Financial performance in the gas and electricity retail businesses is compared on the basis of EBITDAF and Underlying EBIT. Underlying EBIT excludes the impact of fair value adjustments to financial instruments, and excludes one-off payments associated with the acquisition of the Sun Retail business, thereby best reflecting the half year on half year operational performance of the business.

EBITDAF across the gas and electricity business increased by 29% from $137 million to $177 million while the EBITDAF margins decreased from 10.2% to 7.9%. This predominantly reflected high and flat wholesale electricity prices and higher gas purchasing costs as discussed above.

Retail Underlying EBIT across electricity and natural gas increased 31% from $126 million to $164 million reflecting the same factors as above and an increase in Depreciation and Amortisation charges from Sun Retail in line with increased earnings. Margins at this level decreased from 9.3% to 7.3%.

Higher energy purchasing costs, has been recognised by regulators and is reflected in decisions to increase tariffs in Victoria from 1 January 2008 by an average of 13% and a draft decision to increase retail tariffs in Queensland, from 1 July 2008, by an average 7%.

LPG

The LPG business recorded sales volumes of 234 ktonnes, 26 ktonnes or 10% lower than the previous half year. After adjusting for the sale of Rockgas and the purchase of Sun Retail, underlying sales volumes were up 4%.

Despite the 10% decrease in sales volumes, sales revenue decreased by only 4% to $289 million as the business managed to partially pass on to customers higher wholesale purchasing costs. A rising wholesale price environment places pressure on margins due to the lag in recovery of purchasing costs. As a result EBITDAF for the LPG business of $24 million was 19% lower than the previous half year, reflecting both the smaller scale of the business and the challenging wholesale purchasing environment.

Total costs for the LPG business decreased by 20% from $48 million to $38 million. This reflected rationalisation of operations, the sale of Rockgas and the acquisition of Sun Retail LPG, and active cost management of the business. LPG accounts increased by approximately 18,000 from June 2007, primarily due to an increase in indirect customers and customers using residential exchange programs in New South Wales.

10.3.2 Green Energy

Origin continues to maintain market leadership of accredited GreenPower products with around 361,000 signed green energy customers (272,000 electricity and 89,000 gas). As at September 2007 the Company had 33%[7] market share of accredited GreenPower products, more than double Origin's nearest competitor.

Last year Origin led a successful consortium in bidding for the Adelaide Solar City Project. Adelaide Solar City combines solar power, smart metering, energy efficiency and new approaches to electricity pricing for more energy sustainable communities. In October 2007 the project commenced offering discounted products that are supported by the Federal Government funding of the Solar Cities program.

The Company continues to invest in, and grow its solar installation business. Sales of grid-connected solar photovoltaic installations grew strongly during the period with over 200% increase in unit sales and 470% in PV watts. Origin introduced to the market an innovative solar hot water product, which allows customers to add solar panels to its existing gas or electricity system.

Origin's Carbon Reduction Scheme™ (CRS) was successfully launched in March 2007 and allows companies to either reduce their emissions by purchasing offsets or to generate offset products to on-sell. Since then Origin has been securing channel partners and developing marketing, processes and reporting capabilities. The CRS is cost effective, transparent and externally verified and enables the development of a wide range of carbon offset products for various applications. Recently Origin has entered into an agreement with GE for the supply of carbon offsets for the Eco Mastercard and Customfleet Green Lease program in Australia.

In November 2007, Origin's GreenPower products once again achieved the highest ranking in Green Electricity Watch (a representative group of environmental NGOs, and led by the Australian Conservation Foundation). This is the fourth time that a selection of Origin's products have been recognised as market leading by the Green Electricity Watch.

[7] Source: GreenPower Website Quarterly Report (September 2007).

10.4 Contact Energy

Half year ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Total revenue	965	849	14
EBITDAF	246	238	4
EBIT	171	178	(4)

Performance of operations

Half year ended 31 December	2007	2006	Change (%)
Electricity Generated (GWh)	5,874	5,597	5
Customer Electricity Sales (GWh)	4,064	3,950	3
Gas Sales (PJ)	8.8	6.1	44
LPG Sales (Tonnes)	45,913	-	-
Electricity Customers	514,000	511,000	1
Gas Customers	74,000	76,000	(3)
LPG Customers	33,000	-	-
Total Customers	621,000	587,000	6

Origin owns a 51.4% interest in Contact Energy of New Zealand and consolidates 100% of Contact Energy in accordance with Australian accounting standards. The interests attributable to minority shareholders are recognised as Minority Interests in the Financial Statements.

A financial report entitled "Management discussion of unaudited consolidated financial results for the six months ended 31 December 2007" was issued by Contact Energy to the New Zealand Stock Exchange on Friday 22 February 2008 and is available on Origin's website www.originenergy.com.au. That document contains details regarding Contact's financial and operating performance during the period, including comparisons to the performance of Contact Energy in the prior half year.

In consolidating Contact Energy's results, Origin has used an average exchange rate for the period of NZ$1.15 to the A$, compared with NZ$1.17 to the A$ for the prior half year.

On consolidation Contact Energy contributed $246 million to Origin's EBITDAF, 4% higher than the prior half year of $238 million. Significant operating factors that contributed to the financial performance for the six months ended 31 December 2007 were:

- an increase in electricity generation;
- an increase in total electricity revenue, driven by 3% increases in both volume and price of retail sales;
- operating revenue and costs increased as a result of the addition of the Rockgas LPG business purchased from Origin; and
- a 20% increase in the average per unit cost of natural gas.

At the EBIT level Origin has consolidated $171 million from Contact Energy for the six months ended 31 December 2007, compared with $178 million in the prior corresponding period. The 2007 result includes two significant items. These are a benefit of $18 million pre-tax from the sale of geothermal rights in the Mokai geothermal field and one-off costs of $27 million pre-tax associated with the closure of the New Plymouth power station. Together these items amount to a net $9 million charge against EBIT, more than accounting for the observed $7 million reduction in EBIT compared with the prior period.

10.5 Networks (Discontinued Business)

Half year ended 31 December	2007 ($m)	2006 ($m)
Total revenue	-	99
EBITDAF	-	16
EBIT	225	15

The sale of the Networks business was settled in two tranches in late June and early July 2007. It made no contribution to the operational performance of the business in the six months to 31 December 2007.

The current half year contribution noted against EBIT in the table above represents the before-tax profit on sale and has been treated as a significant item. It is included in the calculation of Statutory Profit, but has been excluded from the calculation of Underlying Profit.

H Kevin McCann
Chairman

Sydney, 27 February 2008

11. Origin Energy Key Financials

Half year ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Total external revenue	3,817	2,865	33
EBITDAF[8]	608	590	3
EBIT	634	482	31
Profit after tax	384	286	34
Minority Interests	49	53	6
Statutory Profit	335	233	44
Underlying Profit	200	207	(3)
Free cash flow[9]	259	267	(3)
OCAT ratio[10] including CAPWIP (12 months to 31 December)	10.1%	10.5%	n/a
OCAT ratio[10] excluding CAPWIP (12 months to 31 December)	11.8%	12.2%	n/a
Average Funds Employed including CAPWIP (12 months to 31 December)	7,612	6,251	22
Average Funds Employed excluding CAPWIP (12 months to 31 December)	6,473	5,395	20
Capital expenditure (including acquisitions)	714	320	123
Total assets	12,310	9,232	33
Adjusted total assets[11]	10,836	8,885	22
Net debt	2,855	2,090	37
Adjusted net debt[11]	3,171	2,422	31
Shareholders equity	5,660	4,504	26
Adjusted shareholders equity[11]	5,076	4,357	17
Key Ratios			
Earnings per share - Statutory	38.3¢	29.0¢	32
Earnings per share - Underlying	22.9¢	25.7¢	(11)
Free cash flow per share[8]	29.6¢	33.1¢	(11)
Total dividend per share	12¢	10¢	20
Net asset backing per share	$6.47	$5.26	23
Adjusted net asset backing per share[11]	$5.80	$5.09	14
Net debt to debt plus equity	33.5%	31.7%	n/a
Adjusted net debt to debt plus equity[11]	38.4%	35.7%	n/a
Interest cover [12]	5.3x	4.7x	n/a
Segment Analysis (EBITDAF)[8]			
Exploration & Production	133	140	(5)
Generation	28	46	(38)
Retail	201	166	21
Contact Energy	246	238	4
EBITDAF[8]	**608**	**590**	**3**
Networks (discontinued)	-	16	-

[8] Earnings before interest, tax, depreciation, amortisation, significant items and change in fair value of financial instruments from continuing operations.

[9] Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

[10] OCAT Ratio = (OCAT - interest tax shield) / funds employed.

[11] Adjusted to exclude impact of derivative financial instruments.

[12] EBIT/Interest - Includes capitalised interest, excludes unwinding discounts on provision.

12. Appendix 1 - Reconciliation of Statutory to Underlying Profit

Reconciliation half year ended 31 December 2007	Before Tax Impact ($m)	Tax ($m)	Minority Interests ($m)	After Tax Impact ($m)	NPAT ($m)
Statutory Profit					**334.7**
Significant Items					
Asset Sales					
- Networks	225.1	(77.8)	-	147.3	
- Mokai geothermal assets	18.2	-	(8.8)	9.3	
Changes in FV of financial instruments					
- Commodity instruments	(14.0)	4.2	-	(9.8)	
- Financing instruments	1.0	(0.2)	(0.2)	0.6	
Retirement of New Plymouth Power Station	(26.7)	8.8	8.7	(9.2)	
Sun Retail one-off costs	(5.3)	1.6	-	(3.7)	
Total significant items	**198.1**	**(63.5)**	**(0.3)**	**134.4**	**(134.4)**
Underlying Profit					**200.3**
Underlying Basic EPS (cps)					**22.93**

Reconciliation half year ended 31 December 2006	Before Tax Impact ($m)	Tax ($m)	Minority Interests ($m)	After Tax Impact ($m)	NPAT ($m)
Statutory Profit					**233.2**
Significant Items					
Changes in FV of financial instruments					
- Commodity instruments	14.0	(4.2)	(0.1)	9.7	
- Financing instruments	7.6	(2.4)	(2.5)	2.7	
Termination of Mt Stuart PPA	19.6	(5.9)	-	13.7	
Total significant items	**41.2**	**(12.6)**	**(2.5)**	**26.1**	**(26.1)**
Underlying Profit					**207.1**
Underlying Basic EPS (cps)					**25.72**

origin

Origin Energy Limited and Controlled Entities
Appendix 4D

31 December 2007

082-34934

Origin Energy Limited and Controlled Entities
Appendix 4D
31 December 2007

Results for announcement to the market:

				A$m
Revenue	up	33.2%	to	3,816.9
Net profit for the period attributable to members	up	43.5%	to	334.7
Earnings per share - basic	up	32.1%	to	38.3¢
Earnings per share - diluted	up	32.3%	to	38.1¢
Significant items:				
Increase/(decrease) in fair value of financial instruments				(13.0)
Gain on sale of Networks business				225.1
Gain on sale of Mokai assets in Contact subsidiary				18.2
Retirement of New Plymouth Power Station in Contact subsidiary				(26.7)
Sun Retail one-off costs				(5.3)
Income tax (expense)/benefit on significant items				(63.5)
Significant items after tax				134.7
Minority interest on significant items				(0.3)
Impact of significant items attributable to members				134.4
Underlying profit for the period attributable to members	down	3.3%	to	200.3
Underlying earnings per share - basic	down	10.9%	to	22.9¢
Underlying earnings per share - diluted	down	10.9%	to	22.8¢
Net tangible asset backing per ordinary security	down	13.2%	to	$2.20

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend declared	12 cents	12 cents
Previous corresponding period	10 cents	10 cents

Record date for determining entitlements to the dividend: 11 March 2008

Brief explanation of any of the figures reported above or other item(s) of importance not previously released to the market:

Refer to the attached Directors' Report and Management Discussion & Analysis included in the consolidated interim financial report for explanations.

Discussion and Analysis of the results for the half year ended 31 December 2007:

Refer to the attached Directors' Report and Management Discussion & Analysis for commentary.

origin

Origin Energy Limited and Controlled Entities
Directors' Report and Consolidated Interim Financial Report

31 December 2007

Directors' Report for the six months ended 31 December 2007

In accordance with the Corporations Act, the Directors of Origin Energy Limited (the "Company" or "Origin") submit their report together with the consolidated financial report on the consolidated entity, being the Company and its controlled entities, for the half year ended 31 December 2007 ("the period") as follows:

Directors

The names of the Directors of the Company holding office during the half year ended 31 December 2007 and up until the date of this report are as follows:

H Kevin McCann	Non-executive Chairman since February 2000
Grant A King	Managing Director since February 2000
Bruce G Beeren	Executive Director from March 2000 Non-executive Director since February 2005
Trevor Bourne	Non-executive Director since February 2000
Helen M Nugent	Non-executive Director since March 2003
J Roland Williams	Non-executive Director since February 2000
Gordon M Cairns	Non-executive Director since June 2007

Result

The financial report for the half year ended 31 December 2007 and the results herein, are prepared in accordance with the Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

Statutory Profit - $335 million up 44%

Origin reported a net profit after tax and minority interests ("Statutory Profit") of $335 million for the six months ended 31 December 2007, an increase of 44% compared with $233 million reported in the prior half year.

Six months ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Total external revenue	3,817	2,865	33
EBITDAF	608	590	3
EBIT	634	482	31
Net profit after tax before elimination of minority interests	384	286	34
Minority interests	(49)	(53)	6
Statutory Profit	335	233	44
Significant items	(134)	(26)	n/a
Underlying Profit	200	207	(3)
Basic earnings per share on Statutory Profit (cents)	38.3	29.0	32
Basic earnings per share on Underlying Profit (cents)	22.9	25.7	(11)
Free cash flow[1]	259	267	(3)
Capital expenditure	714	320	123
OCAT Ratio[2] - 12 months to 31 December	11.8%	12.2%	n/a
Adjusted [net debt/(debt + equity)][3]	38%	36%	n/a

[1] Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

[2] OCAT Ratio = (OCAT - interest tax shield) / funds employed excluding capital work in progress for calendar year 2007 and 2006 respectively.

[3] Excludes the impact of mark-to-market impacts on net debt and on equity.

Underlying Profit - $200 million down 3%

The Statutory Profit for Origin contains the impact of a number of significant items as outlined in the table below. This includes the following impacts on profit (after tax and minority interests):

- positive impacts from:
  - the sale of the Networks business ($147 million);
  - the sale of geothermal assets in New Zealand ($9 million); and

- reductions to profit from:
  - the net impact of fair value adjustments of financial instruments ($9 million in total);
  - charges on retirement of the New Plymouth Power Station in New Zealand ($9 million); and
  - one-off costs associated with the purchase of Sun Retail ($4 million).

These significant items provide an overall benefit of $134 million after tax and the elimination of minority interests.

The profit after tax and minority interests and before significant items ("Underlying Profit") for Origin for the half year ended 31 December 2007 was therefore $200 million.

Origin's Statutory Profit for the six months to 31 December 2006 also contained a number of one-off significant items, including positive impacts from:

- changes in the fair value of financial instruments ($12 million); and
- a payment received on termination of the Mt Stuart power purchase agreement (PPA) with Enertrade ($14 million).

When these positive adjustments, which total $26 million after tax, are subtracted from the Statutory Profit of $233 million the Underlying Profit for the six months to 31 December 2006 is $207 million.

Origin's Underlying Profit therefore decreased 3% half year to half year from $207 million to $200 million, as indicated in the table below:

Reconciliation of Statutory and Underlying Profit

	Dec 2007		Dec 2006		Change (%)
	Impact After Tax & OEI	NPAT	Impact After Tax & OEI	NPAT	
Statutory Profit ($millions)		**334.7**		**233.2**	**44**
Significant items					
Asset Sales					
- Networks	147.3				
- Mokai geothermal assets	9.3				
Changes in FV of financial instruments					
- Commodity instruments	(9.8)		9.7		
- Financing instruments	0.6		2.7		
Retirement of New Plymouth Power Station	(9.2)				
Sun Retail one-off costs	(3.7)				
Termination of Mt Stuart PPA			13.7		
Total significant items	**134.4**	**(134.4)**	**26.1**	**(26.1)**	
Underlying Profit		**200.3**		**207.1**	**(3)**
Statutory EPS (cents per share)		*38.3*		*29.0*	32
Underlying EPS (cents per share)		*22.9*		*25.7*	(11)

Dividend

The Directors have declared an interim fully franked dividend of 12 cents per share which will be paid on 4 April 2008 to shareholders of record on 11 March 2008 (compared with 10 cents in the prior corresponding period).

Review of Operations

To provide a clearer understanding of its operational performance Origin adopted the measure EBITDAF in June 2007. EBITDAF reports earnings before interest, tax, depreciation, amortisation, significant items and the impact of fair value changes to financial instruments (EBITDAF).

To best compare the operational performance of the business with the prior half year all comparisons of EBITDAF will reference continuing businesses only. The prior half year therefore excludes the contribution from the Networks business, the sale of which was settled in two tranches on 29 June and 2 July 2007.

EBITDAF for the half year to 31 December 2007 was $608 million, a 3% increase compared with the EBITDAF from continuing businesses of $590 million last half year.

The segment contributions to this result are presented in the table below:

Six months ended 31 December	2007 ($m)	2006 ($m)	Change (%)
Exploration & Production	133	140	(5)
Generation	28	46	(38)
Retail	201	166	21
Contact Energy	246	238	4
Networks	-	16	n/a
Adjustment for discontinued business	-	(16)	n/a
EBITDAF	608	590	3

Exploration & Production

EBITDAF decreased 5% from $140 million to $133 million, approximately in line with an increase in exploration expenses of $9 million under the successful efforts policy from $7 million in the prior half year to $16 million this half year.

Growth in contribution from Origin's CSG and BassGas assets more than offset the expected decline in Origin's more mature production assets, particularly the Cooper and Perth basins.

Generation

EBITDAF decreased $18 million or 38% from $46 million to $28 million. Operating performance of the business was steady and the reduction in EBITDAF reflects the transition of the Mt Stuart power station from being externally contracted with Enertrade under a PPA to being contracted internally to Origin's Retail division. Under the Enertrade PPA a Compensation for Shortage of Energy Requested (CSER) payment of $17.5 million was received in the prior half year to offset lower electricity sales and was in addition to capacity payments. However, consistent with the treatment of Origin's other internally contracted plant in the current half year Mt Stuart receives only a standard capacity payment from the Retail segment to cover its cost of capital. Revenues and costs resulting from its operation accrue to the Retail segment. Generation earnings have therefore reduced by approximately the value of the CSER payment of $17.5 million.

Retail

EBITDAF grew by $34 million or 21% from $166 million to $201 million. This was primarily due to a six month contribution from Sun Retail, which was in line with expectations under prevailing market conditions. Drought conditions across eastern Australia resulted in a significant increase in energy purchasing costs across Origin's entire gas and electricity retailing business during the half year,

resulting in lower contributions from Origin's existing business and partially offsetting the positive impact from Sun Retail.

Despite having to manage an increased number of churning customers the Company reduced its average cost to serve for its gas and electricity business from around $61 to $53 per account for the half year and increased its combined natural gas and electricity customer account numbers by 4,000. This included an increase in dual fuel accounts of approximately 48,000 and an increase in customers signed to green products of 93,000 to over 361,000 accounts.

Contact Energy

Contributed $246 million to EBITDAF, 4% higher than the $238 million recorded at this time last half year. This was primarily due to a six month contribution from the Rockgas LPG business and increased contribution from both the energy retailing and power generation businesses.

Networks

The sale of Origin's Networks business was settled in two tranches on 29 June 2007 and 2 July 2007. It is reported as a discontinued business within this result.

Earnings before Interest and Tax (EBIT) - $634 million, up 31%

A number of items are recorded between EBITDAF and EBIT, as identified in the table below:

Six months ended 31 December	2007 ($m, before tax)	2006 ($m, before tax)
Changes in the fair value of commodity financial instruments	(14)	14
Gain on sale of significant businesses and assets	243	-
Retirement of New Plymouth Power Station	(27)	-
Depreciation and amortisation expense	(171)	(157)
Other Significant Items		
- Sun Retail one-off costs	(5)	-
- Termination of Mt Stuart PPA	-	20
Total	26	(124)

Together these items provided a benefit of $26 million in the half year to 31 December 2007, compared with a net expense of $124 million in the prior half year. Consequently EBIT has increased 31% from $482 million to $634 million.

Interest - $104 million, up 9%

Net financing costs for the half year were $104 million, up 9% from $96 million in the prior corresponding period. This was due to the increase in debt required to partially fund the acquisition of Sun Retail; higher interest expense as development projects - which previously had interest capitalised during construction - move into production; and higher average interest rates.

Tax - $146 million, up 35%

Tax expense for the half year was $146 million, 35% higher than the $108 million in the six months to 31 December 2006. Prima facie tax was higher reflecting the higher pre-tax profits. Approximately 53% of this tax expense is associated with the sale of the Networks business. The effective tax rate was 27.5%, in line with the effective tax rate in the prior corresponding period.

082-34934

Lead Auditor's Independence Declaration

The lead auditor's independence declaration under Section 307C of the Corporations Act 2001 is set out on the following page and forms part of the Directors' Report for the half-year ended 31 December 2007.

Rounding

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors:

Mr H Kevin McCann
Chairman

Sydney, 27 February 2008

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Origin Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

D McLennan

Duncan McLennan
Partner
Sydney
27 February 2008

CONSOLIDATED INTERIM INCOME STATEMENT

Origin Energy Limited and Controlled Entities

for half year ended 31 December $'000	Note	Consolidated 2007 Continuing operations	Consolidated 2007 Discontinued operations	Consolidated 2007 Total operations	Consolidated 2006 Continuing operations	Consolidated 2006 Discontinued operations	Consolidated 2006 Total operations
Revenue		3,816,905	-	3,816,905	2,766,497	98,727	2,865,224
Other income		11,629	-	11,629	4,365	4,526	8,891
Total revenue and other income	3(a)	3,828,534	-	3,828,534	2,770,862	103,253	2,874,115
Raw materials and consumables used, and changes in finished goods and work in progress		2,806,592	-	2,806,592	1,840,914	17,436	1,858,350
Advertising expense		18,095	-	18,095	12,171	1,802	13,973
Bad debts expense		6,801	-	6,801	9,043	-	9,043
Consultancy expense		18,154	-	18,154	11,266	964	12,230
Contracting expense		24,909	-	24,909	22,336	39,668	62,004
Employee benefits expense		158,783	-	158,783	132,029	22,075	154,104
Exploration expense		15,638	-	15,638	6,812	-	6,812
Oil and gas production expense		37,508	-	37,508	30,357	-	30,357
Motor vehicle expense		7,692	-	7,692	7,285	1,845	9,130
Occupancy expense		20,649	-	20,649	16,924	2,296	19,220
Repairs and maintenance expense		20,637	-	20,637	20,590	1,540	22,130
Royalties expense		15,432	-	15,432	16,205	-	16,205
Administration and other expenses		77,870	-	77,870	63,966	2,600	66,566
Total expenses, excluding financing costs		3,228,760	-	3,228,760	2,189,898	90,226	2,280,124
Share of net profits of equity accounted investees	9	8,133	-	8,133	8,839	3,141	11,980
Earnings before interest, tax, depreciation, amortisation, financial instruments and significant items (EBITDAF)		607,907	-	607,907	589,803	16,168	605,971
Gain on sale of significant businesses and assets	3(c)	18,153	225,061	243,214	-	-	-
Depreciation and amortisation expense		(171,463)	-	(171,463)	(155,829)	(1,500)	(157,329)
Retirement of New Plymouth Power Station	3(c)	(26,749)	-	(26,749)	-	-	-
Sun Retail one-off costs	3(c)	(5,321)		(5,321)	-	-	-
Termination of Mt Stuart PPA	3(c)	-	-	-	19,589	-	19,589
Increase/(decrease) in fair value of financial instruments	3(c)	(13,019)	-	(13,019)	21,584	-	21,584
Net financing (costs)/income	3(b)	(104,350)	-	(104,350)	(96,050)	-	(96,050)
Profit/(loss) before income tax		305,158	225,061	530,219	379,097	14,668	393,765
Income tax expense/(benefit)	4	68,247	77,809	146,056	103,573	4,356	107,929
Profit for the period		236,911	147,252	384,163	275,524	10,312	285,836
Attributable to:							
Minority interest		49,474	-	49,474	52,654	-	52,654
Members of the parent entity		187,437	147,252	334,689	222,870	10,312	233,182
Profit for the period		236,911	147,252	384,163	275,524	10,312	285,836
Basic earnings per share	14	21.5 cents	16.9 cents	38.3 cents	27.7 cents	1.3 cents	29.0 cents
Diluted earnings per share	14	21.3 cents	16.8 cents	38.1 cents	27.6 cents	1.3 cents	28.8 cents

The income statement should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report.

CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

Origin Energy Limited and Controlled Entities

for half year ended 31 December $'000	Consolidated 2007	 2006
Available for sale assets:		
(Gains)/losses transferred to income statement	(45,423)	-
Valuation gain taken to equity	327	1,841
Cash flow hedges:		
(Gains)/losses transferred to income statement	(445,294)	(10,990)
Transferred to carrying amount of assets	2,161	(210)
Foreign currency translation gain	(427)	318
Valuation gain/(loss) taken to equity	(1,212,642)	97,028
Share of increase in hedging reserves attributable to equity accounted investees	403	3,710
Net gain/(loss) on hedge of net investment in foreign subsidiary:		
Gain/(loss) taken to equity	11,269	(31,148)
Translation of foreign operations:		
Exchange differences taken to equity	(68,673)	192,153
Translation of cash flow hedge reserve	427	(138)
Actuarial (loss)/gain on defined benefit superannuation plan	(112)	1,045
Net income/(expense) recognised directly in equity	**(1,757,984)**	**253,609**
Profit for the half year	384,163	285,836
Total recognised income and expense for the half year	**(1,373,821)**	**539,445**
Attributable to:		
Minority interest	19,346	142,141
Members of the parent entity	(1,393,167)	397,304
Total recognised income and expense for the half year	**(1,373,821)**	**539,445**

The statement of recognised income and expense should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report.
The above amounts and other movements in equity are set out in note 11.

CONSOLIDATED INTERIM BALANCE SHEET

Origin Energy Limited and Controlled Entities

as at	Note	Consolidated December 2007	June 2007	December 2006
$'000				
Current assets				
Cash and cash equivalents		149,920	267,574	345,133
Trade and other receivables		1,092,492	1,609,515	786,366
Inventories		129,745	114,212	111,777
Other financial assets, including derivatives		1,151,555	2,735,958	237,767
Assets classified as held for sale		-	255,462	-
Other assets		167,196	107,011	66,011
Total current assets		2,690,908	5,089,732	1,547,054
Non-current assets				
Trade and other receivables		615	727	1,917
Investments accounted for using the equity method		67,714	66,091	82,504
Other financial assets, including derivatives		376,549	829,206	298,896
Property, plant and equipment		5,959,275	5,775,905	5,654,346
Exploration and evaluation expenditure		308,695	214,746	181,721
Development expenditure		365,690	229,865	149,168
Intangible assets		2,500,815	2,494,505	1,275,465
Deferred tax assets		20,256	45,047	16,239
Other assets		19,147	19,427	24,362
Total non-current assets		9,618,756	9,675,519	7,684,618
Total assets		**12,309,664**	**14,765,251**	**9,231,672**
Current liabilities				
Trade and other payables		1,280,747	1,539,863	638,550
Interest-bearing liabilities		258,184	507,339	378,785
Other financial liabilities, including derivatives		407,931	420,221	178,827
Tax liabilities		127,400	114,157	66,485
Provisions		101,572	108,074	88,777
Liabilities classified as held for sale		-	36,256	-
Total current liabilities		2,175,834	2,725,910	1,351,424
Non-current liabilities				
Trade and other payables		101,069	107,024	6,405
Interest-bearing liabilities		2,746,990	2,718,678	2,056,459
Other financial liabilities, including derivatives		453,010	397,887	289,365
Tax liabilities		925,507	1,644,448	839,766
Provisions		246,881	202,048	183,829
Total non-current liabilities		4,473,457	5,070,085	3,375,824
Total liabilities		**6,649,291**	**7,795,995**	**4,727,248**
Net assets		**5,660,373**	**6,969,256**	**4,504,424**
Equity				
Share capital	10	1,715,621	1,688,423	1,585,174
Reserves	11	563,536	2,287,519	128,673
Retained earnings	11	2,143,673	1,905,054	1,732,258
Total parent entity interest		**4,422,830**	**5,880,996**	**3,446,105**
Minority interest	11	1,237,543	1,088,260	1,058,319
Total equity	11	**5,660,373**	**6,969,256**	**4,504,424**
Net tangible asset backing				
Net tangible asset backing per ordinary security		$ 2.20	$ 3.88	$ 2.53

The balance sheet should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

Origin Energy Limited and Controlled Entities

for half year ended 31 December $'000	Note	Consolidated 2007	Consolidated 2006
Cash flows from operating activities			
Cash receipts from customers		4,250,701	3,179,011
Cash paid to suppliers		(3,723,927)	(2,661,838)
Cash generated from operations		526,774	517,173
Dividends/distributions received from equity accounted investees		6,970	10,612
Other dividends received		-	1,248
Income taxes paid		(83,444)	(85,143)
Net cash from/(used in) operating activities		450,300	443,890
Cash flows from investing activities			
Payments for property, plant and equipment, and exploration & development expenditure		(494,794)	(317,279)
Acquisition of controlled entities, net of cash acquired		(4,500)	-
Acquisition of businesses and other assets, net of cash acquired		(1,364)	(8,707)
Acquisition of other investments		-	(3,572)
Repayment of loans (from)/by equity accounted investees		-	(642)
Interest received		6,111	11,006
Net proceeds from disposal of investments		-	1,886
Net proceeds from disposal of controlled entities		401,317	-
Net proceeds from sale of non-current assets		28,624	196
Net cash from/(used in) investing activities		(64,606)	(317,112)
Cash flows from financing activities			
Proceeds from borrowings		1,807,832	2,020,743
Repayment of borrowings		(2,228,191)	(2,325,621)
Interest paid		(132,207)	(112,847)
Dividends paid by the parent entity		(72,210)	(49,871)
Dividends paid to minority interest		(41,789)	(40,038)
New Zealand preference shares issued by subsidiary		171,218	-
Proceeds from issue of share capital		3,450	402,365
Net cash from/(used in) financing activities		(491,897)	(105,269)
Net (decrease)/increase in cash and cash equivalents		(106,203)	21,509
Cash and cash equivalents at the beginning of the period		261,381	302,634
Effect of exchange rate changes on cash		(5,684)	20,136
Cash and cash equivalents at the end of the period	7(a)	149,494	344,279

The statement of cash flows should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report.

Origin Energy Limited and Controlled Entities

1. Statement of significant accounting policies

(a) Reporting entity

Origin Energy Limited (the "company") is a company domiciled in Australia. The consolidated interim financial report of the company for the half year ended 31 December 2007 comprises the company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interests in associates and jointly controlled entities.

The consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2007 is available upon request from the company's registered office at Level 45, Australia Square 264 - 278 George Street Sydney NSW 2000 or at www.originenergy.com.au.

(b) Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity for the full year ended 30 June 2007.

The consolidated interim financial report was approved by the Board of Directors on 27 February 2008.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(c) Significant accounting policies

The accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated annual financial report for the full year ended 30 June 2007.

Estimates and underlying assumptions are reviewed on an ongoing basis. The basis of estimation for the period and the key areas where estimates have been applied is consistent with the basis described in the consolidated annual financial report for the full year ended 30 June 2007.

Origin Energy Limited and Controlled Entities

2. Segments
(a) Primary reporting - geographical segments for half year ended 31 December

	Australia [1][2]		New Zealand [3]		Consolidated	
	2007	2006	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000
Total segment revenue	2,852,269	1,962,617	964,636	902,607	3,816,905	2,865,224
Earnings before interest, tax, depreciation, amortisation, financial instruments and significant items (EBITDAF)	371,915	361,152	235,992	244,819	607,907	605,971
Depreciation and amortisation expense	(104,866)	(95,348)	(66,597)	(61,981)	(171,463)	(157,329)
Change in fair value of non-financing cost related financial instruments increase/(decrease)	(14,012)	14,420	42	(395)	(13,970)	14,025
Gain on sale of significant businesses and assets	225,061	-	18,153	-	243,214	-
Retirement of New Plymouth Power Station	-	-	(26,749)	-	(26,749)	-
Sun Retail one-off costs	(5,321)	-	-	-	(5,321)	-
Termination of Mt Stuart PPA	-	19,589	-	-	-	19,589
Earnings before interest and tax (EBIT)	472,777	299,813	160,841	182,443	633,618	482,256
Net financing costs					(104,350)	(96,050)
Change in fair value of financing cost related financial instruments increase/(decrease)					951	7,559
Profit before income tax					530,219	393,765
Income tax expense					(146,056)	(107,929)
Profit for the period					384,163	285,836
Share of net profits of equity accounted investees	7,086	9,026	1,047	2,954	8,133	11,980
Acquisitions of non-current assets (includes capital expenditure)	506,778	233,288	207,128	86,546	713,906	319,834

(1), (2) & (3) *refer to footnotes on next page*

Origin Energy Limited and Controlled Entities

2. Segments (continued)
(a) Primary reporting - geographical segments (continued)
as at 31 December

	Australia [1] [2]		New Zealand [3]		Consolidated	
	2007	2006	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000
Assets						
Segment assets	7,586,474	4,503,684	4,453,890	4,284,112	12,040,364	8,787,796
Investments accounted for using the equity method	61,689	75,371	6,025	7,133	67,714	82,504
Total segment assets	7,648,163	4,579,055	4,459,915	4,291,245	12,108,078	8,870,300
Cash and interest rate derivatives and current and deferred tax assets					201,586	361,372
Total assets					12,309,664	9,231,672
Liabilities						
Segment liabilities	1,927,142	824,944	352,508	217,477	2,279,650	1,042,421
Interest-bearing liabilities and related derivatives and current and deferred tax liabilities					4,369,641	3,684,827
Total liabilities					6,649,291	4,727,248

(1) *The Australian geographic segment includes operations in Australia and the Pacific.*
(2) *The Australian geographic segment includes the operations of the discontinued Networks business segment as disclosed in the secondary segment reporting note (refer note 2(b)).*
(3) *The New Zealand geographic segment includes Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities.*

Origin Energy Limited and Controlled Entities

2. Segments (continued) (b) Secondary reporting - business segments for half year ended 31 December	Exploration & Production		Retail		Generation		Networks (discontinued)[5]		Contact Energy		Consolidated	
	2007	2006	2007	2006[2]	2007	2006[2]	2007	2006[2]	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue												
Total revenue	260,300	238,962	2,641,169	1,708,949	43,000	55,801	-	98,727	984,636	848,830	3,909,105	2,951,269
Intersegment sales elimination [1]	(69,000)	(72,111)	-	-	(23,200)	(13,934)	-	-	-	-	(92,200)	(86,045)
Total segment revenue	191,300	166,851	2,641,169	1,708,949	19,800	41,867	-	98,727	984,636	848,830	3,816,905	2,865,224
Earnings before interest, tax, depreciation, amortisation, financial instruments and significant items (EBITDAF)	132,705	139,679	200,647	166,479	28,212	45,735	-	16,168	246,343	237,910	607,907	605,971
Depreciation and amortisation expense	(73,045)	(61,432)	(23,428)	(24,242)	(8,393)	(11,032)	-	(1,500)	(66,597)	(59,123)	(171,463)	(157,329)
Change in fair value of non-financing cost related financial instruments increase/(decrease)	(540)	(3,259)	(13,472)	17,679	-	-	-	-	42	(395)	(13,970)	14,025
Gain on sale of significant businesses and assets	-	-	-	-	-	-	225,061	-	18,153	-	243,214	-
Retirement of New Plymouth Power Station	-	-	-	-	-	-	-	-	(26,749)	-	(26,749)	-
Sun Rêtail one-off costs	-	-	(5,321)	-	-	-	-	-	-	-	(5,321)	-
Termination of Mt Stuart PPA	-	-	-	-	-	19,589	-	-	-	-	-	19,589
Earnings before interest and tax (EBIT)	59,120	74,988	158,426	159,916	19,819	54,292	225,061	14,668	171,192	178,392	633,618	482,258
Net financing costs											(104,350)	(96,050)
Change in fair value of financing cost related financial instruments increase/(decrease)											951	7,559
Profit before income tax											530,219	393,765
Income tax expense											(146,056)	(107,929)
Profit for the year											384,163	285,836
Share of net profits of equity accounted investees	-	-	-	838	7,088	5,073	-	3,142	1,047	2,927	8,133	11,980
Acquisitions of non-current assets (includes capital expenditure)	319,098	204,830	58,130	35,059	248,189	17,245	-	7,692	88,489	55,008	713,906	319,834

(1),(2),(4),(5) refer to footnotes on next page

082-34934

Origin Energy Limited and Controlled Entities

2. SEGMENTS (continued)

(b) Secondary reporting - business segments (continued) as at 31 December

	Exploration & Production		Retail		Generation		Networks (discontinued) [3]		Contact Energy		Consolidated	
	2007	2006	2007	2006 [2]	2007	2006 [2]	2007	2006 [2]	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Assets												
Segment assets	2,517,067	2,142,784	4,760,238	1,987,327	623,390	311,362	-	238,593	4,139,669	4,107,730	12,040,364	8,787,796
Investments accounted for using the equity method	-	-	-	964	61,689	57,614	-	16,946	6,025	6,980	67,714	82,504
Total segment assets	2,517,067	2,142,784	4,760,238	1,988,291	685,079	368,976	-	255,539	4,145,694	4,114,710	12,108,078	8,870,300
Cash and interest rate derivatives and current and deferred tax assets											201,586	361,372
Total assets											12,309,664	9,231,672
Liabilities												
Segment liabilities	374,391	249,359	1,484,269	526,411	183,816	25,964	-	55,729	237,174	184,958	2,279,650	1,042,421
Interest-bearing liabilities and related derivatives and current and deferred tax liabilities											4,369,641	3,684,827
Total liabilities											6,649,291	4,727,248

[1] *Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.*

A tolling arrangement operates between the Retail and Generation segments in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

The Exploration and Production segment sells gas and LPG to the Retail segment.

[2] *December 2006 comparative amounts have been restated to present the discontinued Networks business segment separately from continuing operations. Refer to note 5 for a discussion of the discontinued Networks business segment.*

[3] *The results of discontinued operations are included in note 5.*

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact Energy, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact Energy, based on their share of total assets and liabilities.

Business segments:	**Products and services:**
Exploration & Production	Natural gas and oil exploration and LPG production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and the Pacific.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks (discontinued)	Infrastructure investment and management services in Australia.
Contact Energy	Natural gas, LPG and electricity energy related products and services in New Zealand. Power generation in New Zealand.

Origin Energy Limited and Controlled Entities

for half year ended 31 December	Consolidated 2007 $'000	2006 $'000
3. Profit		
(a) Revenue and other income		
Revenue		
Revenue from sale of goods	3,815,332	2,766,137
Revenue from rendering of services	1,573	360
Total revenue from continuing operations	3,816,905	2,766,497
Revenue from discontinued operations	-	98,727
Total revenue	3,816,905	2,865,224
Other income		
Dividends received from other parties	554	614
Net gain on sale of other assets	4,758	108
Government grants/subsidies	211	148
Other	6,106	3,495
Total other income from continuing operations	11,629	4,365
Other revenue from discontinued operations	-	4,526
Total other income	11,629	8,891
Total revenue and other income	3,828,534	2,874,115
(b) Net financing costs		
Interest income	6,109	11,073
Interest expense		
Other parties	103,036	99,842
On unwinding of discount on provisions	7,423	7,281
	110,459	107,123
Total net financing (costs)/income	(104,350)	(96,050)
Financing costs capitalised	23,747	14,906
(c) Significant income/(expense) items included in profit for the period		
Increase/(decrease) in fair value of financial instruments	(13,019)	21,584
Gain on sale of Networks business (refer note 5)	225,061	-
Gain on sale of Mokai assets in Contact subsidiary [1]	18,153	-
Retirement of New Plymouth Power Station in Contact subsidiary [2]	(26,749)	-
Sun Retail one-off costs	(5,321)	-
Termination of Mt Stuart PPA	-	19,589
Total significant items (before income tax and minority interests)	198,125	41,173

(1) In November 2007, Contact Energy sold land and geothermal rights relating to the Mokai geothermal field, north of Taupo, to Mighty River Power and the Tuaropaki Trust.

(2) On 20 December 2007, Contact Energy announced the retirement of its 31-year-old New Plymouth power station following discovery of asbestos at the station in September 2007.

Origin Energy Limited and Controlled Entities

for half year ended 31 December

4. Income tax expense

Tax expense for the interim periods presented is the expected tax payable, calculated as the estimated annual effective income tax rate applied to the pre-tax income of the interim period, adjusted for specific one-off events that have occurred during the interim period.

The effective tax rate for the period ended 31 December 2007 is 27.5% (27.4% prior period) compared to the Australian tax rate of 30% and overseas tax rate of approximately 33%. Tax expense has been primarily affected by the recognition of revenue and capital losses previously not brought to account and non assessable profits.

Origin Energy Limited and Controlled Entities

for half year ended 31 December

5. Discontinued operation

In April 2007 the consolidated entity entered into an agreement to sell the Networks business segment to the APA Group (including Australian Pipeline Trust and other associated businesses) for consideration of $561.9 million. The Networks business segment included Origin Energy Asset Management, a 17 per cent interest in Envestra, a 33.3 per cent interest in the SEA Gas Pipeline and a number of other assets. The sale of the Networks business segment was completed in two tranches. The first tranche (which incorporated the consolidated entity's share of the SEA Gas Partnership) was completed on 29 June 2007 and the profit on disposal of this investment was recorded in the June 2007 period results.

The second tranche, which incorporated the sale of the remaining Networks business segment and assets, was completed on 2 July 2007 and the profit on disposal of this tranche is recorded in the half year ended 31 December 2007.

The Networks business segment was not disclosed as a discontinued operation or classified as held for sale as at 31 December 2006, however, the comparative income statement has been restated to present the discontinued Networks business segment separately from continuing operations.

The income statement for discontinued operations for the half year ending 31 December 2007 incorporates the profit on sale of the consolidated entity's interest in the remaining Networks business segment.

	Consolidated	
	2007	2006
	$'000	$'000
(a) Effect of discontinued operations on the Income Statement of the consolidated entity		
Operating results before tax	-	14,668
Profit on disposal of remaining Networks business segment	225,061	-
Profit before income tax	225,061	14,668
Income tax expense	77,809	4,356
Net profit after tax	147,252	10,312
(b) Cash flows from discontinued operations		
Net cash from/(used in) operating activities	-	11,793
Net cash from/(used in) investing activities	401,317	(1,225)
Net cash from discontinued operations	401,317	10,568

(c) Effect of the disposal on the financial position of the consolidated entity for half year ended 31 December 2007

	2007
	$'000
Assets disposed of	
Cash and cash equivalents	-
Trade and other receivables	24,468
Inventories	2,821
Other financial assets, including derivatives	175,811
Investments accounted for using the equity method	976
Property, plant and equipment	64,357
Intangible assets	5,843
Deferred tax assets	-
Other assets	3,125
	277,401
Liabilities disposed of	
Trade and other payables	21,376
Provisions	14,880
	36,256
Fair value of equity reserve released on sale of Envestra Securities	64,889
Consideration received - cash (net of disposal costs)	401,317
Net profit	225,061

Origin Energy Limited and Controlled Entities

for half year ended 31 December	Consolidated 2007 $'000	Consolidated 2006 $'000
6. Dividends		
(a) Dividend reconciliation		
Final dividend of 11 cents per share, fully franked at 30%, paid 3 October 2007 (2006: Final dividend of 9 cents per share, fully franked at 30%, paid 29 September 2006)	95,958	71,697
(b) Subsequent event		
Since the end of the financial period, the directors have declared an interim dividend of 12 cents per share, fully franked at 30%, payable 4 April 2008	105,062	

The financial effect of this dividend has not been brought to account in the interim financial statements for the half year ended 31 December 2007 and will be recognised in subsequent financial reports.

(c) Dividends per share	2007	2006
Dividends paid or provided for during the reporting period		
Previous final year franked dividend per share	11.0 cents	9.0 cents
Dividends proposed and not recognised as a liability		
Franked dividend per share	12.0 cents	

Origin Energy Limited and Controlled Entities

for half year ended 31 December

7. Notes to the statement of cash flows

(a) Reconciliation of cash and cash equivalents

Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts.
Cash as at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	Consolidated 2007 $'000	Consolidated 2006 $'000
Cash and cash equivalents	149,920	345,133
Bank overdrafts	(426)	(854)
	149,494	344,279

(b) The following non-cash financing and investing activities have not been included in the statement of cash flows:

	2007 $'000	2006 $'000
Issue of shares in respect of the Dividend Reinvestment Plan	23,748	21,826
Envestra Limited distribution received as shares	-	7,692

7. Notes to the statement of cash flows (continued)

(c) Net assets acquired

During the half year ended 31 December 2007, the consolidated entity acquired 3 entities for a combined consideration of $4.5 million.
The net assets of the acquired companies comprised wind data and wind farm approvals.
The fair value of the assets recorded at the acquisition date was $4.5 million. The companies acquired were:

- Cullerin Range Wind Farm Pty Ltd
- Conroy's Gap Wind Farm Pty Ltd
- Snowy Plains Wind Farm Pty Ltd

The fair values of the assets and liabilities acquired as part of the Sun Retail acquisition (acquisition date 1 February 2007) were subject to review during the period ended 31 December 2007. As a result, the fair value balance sheet at the date of acquisition has been updated resulting in a decrease in the fair value of net assets acquired of $3 million and a corresponding increase in the amount of goodwill recorded at the date of acquisition.

Origin Energy Limited and Controlled Entities

8. Acquisition/disposal of controlled entities

2007

Name	Date of acquisition/disposal	Percentage interest acquired	Carrying amount $'000	Consideration (paid)/received $'000	Contribution to consolidated net profit after minority interest $'000
The following entities were acquired during the half year:					
Cullerin Range Wind Farm Pty Ltd	19 December 2007	100	4,500	(4,500)	-
Conroy's Gap Wind Farm Pty Ltd	19 December 2007	100			-
Snowy Plains Wind Farm Pty Ltd	19 December 2007	100			-
The following entities were disposed of during the half year:					
Origin Energy Asset Management Holdings Pty Ltd	2 July 2007			401,317[1]	225,061
Origin Energy Asset Management Services (Queensland) Pty Ltd	2 July 2007				
Origin Energy Asset Management Services Pty Ltd	2 July 2007				
Origin Energy Water Management Holdings Pty Ltd	2 July 2007				
Origin Energy Water Management Pty Ltd	2 July 2007				

[1] $401.3 million was the total consideration received (net of disposal costs) for the disposal of the remaining Networks business segment in the half year ended 31 December 2007. The disposal of the Networks business segment included the disposal of the entities listed above and the other net assets disclosed in Note 5.

The following controlled entities were incorporated/registered during the half year:

Origin Energy Contact Finance No.2 Limited	8 August 2007
Origin Energy Geothermal Pty Ltd	24 October 2007
Origin Energy Geothermal Holdings Pty Ltd	24 October 2007
Origin Energy Wallumbilla Transmissions Pty Ltd	15 August 2007
Origin Energy Wind Holdings Pty Ltd	30 October 2007
Origin Renewable Energy Investments No 1 Pty Ltd	24 October 2007
Origin Renewable Energy Investments No 2 Pty Ltd	24 October 2007
Origin Renewable Energy Pty Ltd	24 October 2007
Origin Energy Resources NZ (SPV 1)	19 December 2007
Origin Energy Resources NZ (SPV 2)	19 December 2007

Name changes during the financial year:

OE SEA Gas Holdings Pty Limited to OE JV Holdings Pty Limited

Refer to note 7(c) for details of net assets acquired.

2006

There were no acquisitions of controlled entities during the half year.

Origin Energy Limited and its Controlled Entities

for half year ended 31 December

9. Interests in entities which are not controlled entities

	Consolidated		Consolidated	
	2007	2006	2007	2006
	%	%	$'000	$'000
Equity accounted investees	Percentage of ownership interest held at the end of the period		Share of net profits/(losses)	
BIEP Pty Ltd	50.0	50.0	-	-
BIEP Security Pty Ltd	50.0	50.0	-	-
Bulwer Island Energy Partnership	50.0	50.0	3,748	2,210
Campaspe Asset Management Services Pty Ltd [(2)]	-	50.0	-	132
CUBE Pty Ltd [(1)]	50.0	50.0	3,339	2,864
Gas Industry Superannuation Pty Ltd	50.0	50.0	-	-
Oakey Power Holdings Pty Ltd	12.8	12.8	1,029	2,927
Rockgas Timaru Ltd	25.7	50.0	17	27
SEA Gas Partnership [(3)]	-	33.3	-	3,009
Vitalgas Pty Ltd	50.0	50.0	-	811
Total			8,133	11,980

[(1)] Osborne Cogeneration Pty Ltd , a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

Investments in associates and joint ventures classified as discontinued operations

The above table includes the share of net profits of certain investments classified as discontinued operations amounting to $3,141,000 in the comparative period.
The relevant equity accounted investments were:
[(2)] Campaspe Asset Management Services Pty Ltd was sold to APA Group on 2 July 2007 (see note 5).
[(3)] SEA Gas Partnership was sold to APA Group on 29 June 2007 (see note 5).

Other material interests			Income	
Envestra Limited	-	17.21	-	4,027

The consolidated entity's interest in Envestra Limited was sold to APA Group on 2 July 2007. The income amount of $4,027,000 in the comparative period has been included in the net profit from discontinued operations.

Origin Energy Limited and Controlled Entities

as at	Note	Consolidated December 2007 $'000	June 2007 $'000	December 2006 $'000
10. Share capital				
Issued and paid-up capital				
875,517,318 (June 2007: 872,288,456; December 2006: 856,895,217) ordinary shares, fully paid		1,715,621	1,688,423	1,585,174
Ordinary share capital at the beginning of the period		1,688,423	1,158,959	1,158,959
Shares issued:				
- 879,000 (June 2007: 4,363,800; December 2006: 2,862,600) shares in accordance with the Senior Executive Option Plan		3,060	15,034	9,112
- 2,349,862 (June 2007: 5,570,071 ; December 2006: 3,357,330) shares in accordance with the Dividend Reinvestment Plan		23,748	41,350	21,826
- Nil (June 2007: 56,338,029; December 2006: 56,338,029) shares in accordance with private placement on 5 December 2006		390	395,277	395,277
- Nil (June 2007: 11,679,298; December 2006: nil) shares in accordance with share purchase plan on 29 February 2007		-	77,803	-
Total movements in ordinary share capital	11	27,198	529,464	426,215
Ordinary share capital at the end of the period		1,715,621	1,688,423	1,585,174

Origin Energy Limited and its Controlled

11. Equity reconciliations	Issued capital $'000	Share based payments reserve $'000	Foreign currency translation reserve $'000	Hedging reserve $'000	Available for sale reserve $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
	Consolidated							
Opening balance as at 1 July 2007	1,688,423	19,402	(18,129)	2,224,276	61,970	1,905,064	1,088,260	6,969,256
Profit after tax expense for the half year						334,689	49,474	384,163
Movement in share capital (note 10)	27,198							27,198
Movement in share based payments		3,761					225	3,986
Loss on translation of assets and liabilities of overseas controlled entities			(37,224)				(31,449)	(68,673)
Net gain on translation of long-term borrowings and foreign currency forward contracts			11,269					11,269
Fair value adjustment on available for sale financial assets					327			327
Available for sale financial assets - amount removed from equity and transferred to profit					(45,423)			(45,423)
Cash flow hedges - effective component recognised in equity, net of tax				(1,211,980)			(662)	(1,212,642)
Cash flow hedges - amount removed from equity and transferred to profit, net of tax				(447,160)			1,866	(445,294)
Cash flow hedges - amount transferred to the initial cost of assets, net of tax				1,836			325	2,161
Cash flow hedges - foreign currency translation gain, net of tax			427	(219)			(208)	-
Movement in share capital of subsidiary							283	283
Share of increase in reserves attributable to equity accounted investees, net of tax				403				403
Actuarial loss on defined benefit superannuation plan						(112)		(112)
Dividends paid						(95,958)	(41,789)	(137,747)
New Zealand preference shares issued by subsidiary							171,218	171,218
Balance as at 31 December 2007	1,716,621	23,163	(43,657)	667,156	16,874	2,143,673	1,237,643	5,660,373
Opening balance as at 1 July 2006	1,158,959	12,959	(114,343)	26,787	36,589	1,569,728	955,006	3,645,685
Profit after tax expense for the half year						233,182	52,654	285,836
Movement in share capital (note 10)	426,215							426,215
Movement in share based payments		3,604						3,604
Gain on translation of assets and liabilities of overseas controlled entities			110,536				81,479	192,015
Net loss on translation of long-term borrowings and foreign currency forward contracts			(31,148)					(31,148)
Fair value adjustment on available for sale financial assets					1,841			1,841
Fair value adjustment on cash flow hedges, net of tax				78,138			8,008	86,146
Share of increase in reserves attributable to equity accounted investees				3,710				3,710
Actuarial gain on defined benefit superannuation plan						1,045		1,045
Dividends paid						(71,697)	(38,828)	(110,525)
Balance as at 31 December 2006	1,585,174	16,563	(34,955)	108,635	38,430	1,732,258	1,058,319	4,504,424

Origin Energy Limited and its Controlled Entities

12. Contingent Liabilities

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the Directors consider should be disclosed. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Consolidated		
	December 2007 $'000	June 2007 $'000	December 2006 $'000
Bank guarantees - unsecured [1]	633,682	841,416	308,747
Letters of credit - unsecured [2]	9,652	1,323	9,545
	643,334	842,739	318,292

[1] *The consolidated entity has provided bank guarantees in favour of the National Electricity Market Management Company to support its obligations to purchase electricity from the national electricity market.*

[2] *The consolidated entity has provided overseas suppliers letters of credit to facilitate the importation of equipment.*

The consolidated entity has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programmes to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to certain lawsuits and claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Origin Energy Resources Limited and the BassGas Joint Venturers have agreed to settle the arbitration with Clough Engineering Limited in relation to the BassGas Project. The outcome of the settlement was favourable to Origin Energy and has been recorded in the December 2007 accounts.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

Arrangements with related parties continue to be in place. For details of these arrangements refer to the June 2007 annual financial report.

	Consolidated	
	December 2007 $'000	June 2007 $'000
13. Commitments		
Capital expenditure commitments		
Contracted but not provided for and payable:		
not later than one year	552,053	411,090
later than one year but not later than five years	309,721	496,124
later than five years	1,849	1,905
	863,623	909,119

14. Earnings per share

for half year ended 31 December	Consolidated 2007	2006
Total operations		
Basic earnings per share	38.3 cents	29.0 cents
Diluted earnings per share	38.1 cents	28.8 cents
Underlying operations		
Basic earnings per share	22.9 cents	25.7 cents
Diluted earnings per share	22.8 cents	25.6 cents
Continuing operations		
Basic earnings per share	21.5 cents	27.7 cents
Diluted earnings per share	21.3 cents	27.5 cents
Discontinued operations		
Basic earnings per share	16.9 cents	1.3 cents
Diluted earnings per share	16.8 cents	1.3 cents

	2007 Number	2006 Number
Weighted average number of shares used as the denominator		
Number of ordinary shares for basic earnings per share calculation	873,628,684	805,208,182
Effect of executive share options on issue	5,202,555	4,333,807
Number of ordinary shares for diluted earnings per share calculation	878,831,239	809,541,989

	2007 $'000	2006 $'000
Reconciliation of earnings used in calculating basic and diluted earnings per share for total operations		
Net profit	384,163	285,836
Less: Profit attributable to minority interests	(49,474)	(52,654)
Earnings used in calculating earnings per share	334,689	233,182
Earnings used in calculating EPS for continuing operations	187,437	222,870
Earnings used in calculating EPS for discontinued operations	147,252	10,312
	334,689	233,182
Reconciliation of earnings used in calculating basic and diluted earnings per share for underlying operations		
Net profit attributable to members of the parent entity	334,689	233,182
Impact of significant items included in net profit attributable to members of the parent entity:		
Significant items included in profit for the year before tax (note 3(c))	198,125	41,173
Income tax (expense)/benefit on significant items	(63,454)	(12,567)
Significant items after tax	134,671	28,606
Minority interest	(308)	(2,531)
Impact of significant items attributable to members of the parent entity	134,363	26,075
Underlying net profit attributable to members of the parent entity	200,326	207,107

Origin Energy Limited and Controlled Entities

15. Events subsequent to balance date

Refer note 6 for dividends declared subsequent to 31 December 2007.

Acquisition of Swift Energy Oil & Gas Assets in New Zealand

In December 2007, Origin Energy Limited entered into an agreement to purchase certain New Zealand oil and gas assets from Swift Energy New Zealand Limited for approximately US$87.8 million (approximately NZ$115 million). Contact Energy Limited, a 51.4% owned subsidiary of Origin Energy, will contribute approximately NZ$54 million to the purchase price for the right to own and develop the Ahuroa field as an underground gas storage facility and purchase the remaining gas and LPG reserves in the Ahuroa reservoir.

The transaction between Origin Energy and Swift Energy is not expected to be completed until the first quarter of 2008 and is conditional on the consent of the New Zealand Overseas Investment Office and the Ministry of Economic Development. Origin Energy's and Contact Energy's obligations are conditional on the completion of that transaction. Accordingly, the financial impact of the acquisition has not been recorded in these financial statements for the period ended 31 December 2007.

Execution of an underwritten syndicated credit facility

On 11 February 2008 Origin Energy announced that it had executed an underwritten syndicated credit facility ("Facility") with ANZ, Commonwealth Bank, Deutsche Bank, JP Morgan and NAB.

The 3-year Facility is structured on a senior unsecured basis and comprises A$900 million of revolving and term tranches and a US$200 million revolving tranche.

Syndication of the Facility to Origin's relationship banks and to new banks is expected to be completed in March 2008.

DIRECTORS' DECLARATION

Origin Energy Limited and its Controlled Entities

In the opinion of the Directors of Origin Energy Limited:

a) the consolidated interim financial report and accompanying notes are in accordance with the Corporations Act 2001, including:

   i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2007 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date; and

   ii) complying with Australian Accounting Standard AASB 134: *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Kevin McCann
Chairman
Sydney, 27 February 2008

KPMG

Independent auditor's review report to the members of Origin Energy Limited

We have reviewed the accompanying interim financial report of Origin Energy Limited, which comprises the consolidated interim balance sheet as at 31 December 2007, income statement, statement of recognised income and expense and cash flow statement for the interim period ended on that date, a statement of accounting policies and other explanatory notes 1 to 15 and the directors' declaration of the Group comprising the Company and the entities it controlled at the half-year's end or from time to time during the interim period.

Directors' responsibility for the financial report

The directors of the Company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Group's financial position as at 31 December 2007 and its performance for the interim period ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Origin Energy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Origin Energy Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2007 and of its performance for the interim period ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

Duncan McLennan
Partner
Sydney
27 February 2008

origin energy

Interim Results Announcement
Half year ended 31 December 2007

28 February 2008

082-34934

Outline

- Performance Highlights
- Financial Review
- Operating Review
- Outlook

- All references to $ are references to Australian dollars unless otherwise specifically marked
- All comparative data are in relation to the prior corresponding period, 1 July 2006 to 31 December 2006, unless otherwise stated
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

origin energy

origin energy

Performance Highlights

Origin achieved an Underlying Profit of $200 million...

- Steady earnings in line with expectations
  - Profit, EBITDAF and cash flow consistent with prior corresponding period
  - increasing CSG production and BassGas offsetting maturing assets and delays in Otway
  - high revenues from Sun Retail partially offset by high wholesale costs
- Based on current market conditions, Origin is anticipating a higher result in the second half, due to
  - decrease in wholesale cost of energy
  - tariff increases in Victorian market
  - contributions from Otway Gas Project
  - greater CSG production servicing existing contracts
  - an increased contribution from Contact Energy
- Should result in an increase in full year profit of at least 15%

... with a strong outlook for the full financial year

origin energy

Origin continues to build its business ...

Exploration and Production

- Increased CSG production
- Otway commissioning commenced
- Halladale / Blackwatch and Swift assets acquired
- Good progress on Kupe Gas Project

Generation

- Construction of Darling Downs and Quarantine commenced
- Committed to Mt Stuart expansion
- Geodynamics farm-in
- Committed to Cullerin wind farm development and acquired rights to additional development sites

Retail

- Tariff increases in electricity and gas
- On track with Sun Retail integration
- Maintained customers numbers
- Market leader in green products
- Progress on retail systems strategy

Contact Energy

- Higher gas costs absorbed
- Progressed development of geothermal and wind projects
- Secured access to gas storage
- Rockgas Integration

Safety: Improved TRIFR by 53% from 22.8 in Dec 06 to 10.6 in Dec 07

... and is well placed to benefit from a carbon constrained future

origin energy

Origin has delivered steady underlying earnings ...

• Revenue	$3,817 million	↑ 33%
• EBITDAF	$608 million	↑ 3%
• EBIT	$634 million	↑ 31%
• Statutory Profit	$335 million	↑ 44%
• Underlying Profit	$200 million	↓ 3%
• OCAT	$385 million	↑ 5%
• EPS - Statutory	38.3 cps	↑ 32%
- Underlying	22.9 cps	↓ 11%
• Interim dividend fully franked	12 cps	↑ 20%
• OCAT Ratio - Calendar Year	11.8%	
• Adjusted net debt / (debt + equity)	38%	

... with 20% increase in the interim dividend

origin energy

origin energy

Financial Review

Profit & Loss - Statutory

($ million)	Dec 07	Dec 06	% change
Revenue	3,817	2,865	33
EBITDAF[1]	608	590	3
EBIT	634	482	31
Net financing costs	(104)	(96)	(9)
Tax expense	(146)	(108)	(35)
Minority Interests	(49)	(53)	6
Statutory Profit	335	233	44
Statutory EPS	38.3 cps	29.0 cps	32
Free cash flow per share	29.6 cps	33.1 cps	(11)

(1) EBITDAF represents earnings before interest, tax, depreciation/amortisation, significant items and the impact of fair value to financial instruments from continuing operations

Underlying Profit $200 million, 3% lower than the prior half year

($ million)	Dec 07		Dec 06		% change
	Impact after tax & OEI	NPAT	Impact after tax & OEI	NPAT	
Statutory Profit		335		233	44
Significant items					
Asset sales					
- Networks	147				
- Mokai geothermal assets	9				
Change in FV of fin. Instruments					
- Commodity instruments	(10)		10		
- Financing instruments	1		3		
Retirement of New Plymouth	(9)				
Sun Retail one-off costs	(4)				
Termination of Mt Stuart PPA			14		
Total significant items	134	(134)	26	(26)	
Underlying Profit		200		207	(3)
Statutory EPS (cps)		*38.3*		*29.0*	*32*
Underlying EPS (cps)		*22.9*		*25.7*	*(11)*

Movements in fair value of financial instruments

Reconciliation of Balance Sheet and Profit and Loss items associated with financial instruments movements

($ million)		Dec 07
Change in net assets		(2,380)
Recognition of "effective" instruments in Balance Sheet		(2,367)
Recognised in Equity (Hedge Reserve post tax)	(1,657)	
Recognised in Deferred Tax Liability	(710)	
Recognition of "ineffective" instruments in Profit and Loss (before tax)		(13)

- Historically high electricity prices at 30 June 2007 resulted in large increases in the fair value of financial instruments used to manage risk in electricity markets. Subsequent softening of these prices has led to a decrease of $2,387 million in the half year to 31 December 2007
- The decrease in this period is almost entirely recognised in Equity with a net expense of $13 million (before tax) recognised in the Profit & Loss

origin energy

EBITDAF $608 million, up 3%

Divisions ($ million)	Dec 07	Dec 06	% change
Exploration & Production	133	140	(5)
Generation	28	46	(38)
Retail	201	166	21
Contact	246	238	4
Networks		16	
Adjustment for discontinued business		(16)	
EBITDAF	608	590	3

- E&P: Growth in BassGas and CSG offset decline in more mature assets
  Increase in exploration expense ($9 million)
- Generation: Steady operating performance and transition of Mt Stuart power station from externally to internally contracted plant
- Retail: Expected contribution from Sun Retail partially offset by high wholesale purchasing environment
- Contact: Increase in wholesale and retail electricity sales
- Networks: Discontinued business - Disposal settled in June and July 2007
- Corporate costs of $30 million have been allocated to the Australian business segments

Depreciation & Amortisation

($ million)	Dec 07	Dec 06
Generation property, plant and equipment	65	63
Other buildings, plant and equipment	62	62
Amortisation in producing areas[(1)]	42	32
Other	2	1
Total	171	157

- Higher D&A largely from E&P segment
  - BassGas (full six months) and CSG ramp-up
  - Perth Basin reserves write-down in June 2007 resulted in higher amortisation charges

(1) Amortisation of exploration, evaluation and development costs in producing areas

origin energy

Interest

($ million)	Dec 07	Dec 06
Net financing costs	104	96
less Unwinding of discount on provisions	(7)	(7)
Net interest expense	97	89
add Capitalised interest	24	15
Net interest expense + capitalised interest	121	104
Net interest cover (EBIT)[1]	5.3	4.7
Weighted average interest rate	7.8%	7.3%

- Net interest expense has increased due to higher borrowings to fund Sun Retail acquisition and the rising AUD and NZD interest rates
- Capitalised interest primarily relates to Otway Gas Project, Kupe and Darling Downs
- Weighted average interest rate is an average of AUD, NZD and USD funding rates

(1) Including capitalised interest and excluding unwinding of discount on provisions and fair value on interest related financial instruments

origin energy

Tax Reconciliation

($ million)	Dec 07	Dec 06
Profit before tax	530	394
Prima facie tax	163	122
less recognition of net loss position and gains not subject to tax	(15)	(14)
less other differences	(1)	(1)
equals Tax expense	146	108
Effective tax rate	27.5%	27.4%
Tax paid	83	85

- Effective tax rate continues to be lower than 30%
- Tax paid in line with prior period as Origin continues to utilise available tax losses

origin energy

Capital Expenditure

($ million)	Dec 07	Dec 06
Stay-in-business	70	79
Growth		
Exploration & Production	305	172
Generation	240	13
Retail	38	16
Contact	56	23
Total capital expenditure	708	303
Acquisitions (net of cash)	6	16
Capex including acquisitions	714	320

- E&P: Predominantly Kupe ($122 million), CSG ($120 million), Otway ($28 million) and Cooper ($18 million)
- Generation: Darling Downs ($110 million), Geodynamics ($96 million), Quarantine expansion ($24 million) and Solar ($9 million)
- Retail: Customer systems associated with the acquisition of Sun Retail ($22 million)
- Contact: Predominantly geothermal drilling ($56 million)

Operating Cash Flow After Tax increased by 5% while funds employed increased by 20% as a result of the Sun Retail acquisition and continuing E&P capital expenditure

($ million)	Dec 07	Dec 06
EBITDAF	608	590
Discontinued Networks Operations	-	16
Change in working capital	(48)	(76)
Stay-in-business capex	(70)	(79)
Other	(22)	3
Tax paid	(83)	(85)
OCAT	385	368
Net interest paid	(126)	(102)
Free cash flow	259	267
Funds Employed[(1)] - Calendar Year	6,473	5,395
OCAT Ratio[(2)] - Calendar Year	11.8%	12.2%

OCAT Ratio remains above target of 9.4% per annum

(1) Average funds employed excluding capital work in progress

(2) OCAT Ratio = (OCAT - interest tax shield) / funds employed excluding capital work in progress

origin energy

Cash flow return from the business segments is measured pre-tax and targets 14.2% per annum

	Av. Funds Employed[1] ($m)	Operating Cash flow[2] ($m)	OCFR 2007[2] (%)	OCFR 2006[2] (%)
E&P	1,113	255	22.9	24.0
Generation	301	91	30.3	21.6
Retail	2,392	221	9.2	15.6
Contact Energy	3,711	417	11.2	10.5
Networks				21.0

- E&P: Increasing funds employed with new projects coming on stream
- Retail: Lower margins, higher cap and REC prepayments
- Generation: Timing of Mt Stuart cash flows
- Contact: Improved EBITDAF and working capital

(1) Average Funds Employed excluding capital work in progress calculated on a calendar year
(2) Calculated on a calendar year basis

Balance Sheet and Gearing

($ million)	Dec 07	Dec 06
Net debt	2,855	2,090
Added back fair value adjustment (m-t-m)	316	332
Adjusted net debt	3,171	2,422
Total equity	5,660	4,504
Equity adjustment to remove fair value reserves	584	147
Adjusted total equity	5,076	4,357
Net debt to (debt + equity)	34%	32%
Adjusted net debt to (debt + equity)[1]	38%	36%

- Gearing as described by net debt to (debt plus equity) is 34%. This measure contains fair value adjustments in net debt and equity
- Excluding these items gearing is 38% (below the target gearing of 40-45%)

(1) Adjusted to exclude impact of derivative financial instruments

origin energy

Origin has less than 5% of its debt portfolio maturing in the next 12 months and...

Origin Debt & Bank Guarantee Maturity Profile (Financial years, $ million)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
MTN & PP
Loans
Contact
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Total committed debt & bank guarantee facilities of A$5.7 billion

- Diversified funding base comprising domestic and US bonds, syndicated bank facilities and bilateral bank facilities
- Strong supportive Bank group
- Origin recently executed 3 year underwritten bank loan facility for A$900 million and US$200 million
- Discussions commenced on $200 million rollover due in May 2008

... currently has undrawn committed debt facilities of $1.6 billion

origin energy

A fully franked interim dividend of 12 cps has been declared (prior period 10 cps fully franked)...



Dividends - cents per share
Franking
100% 100% 40% 100% 100% 100% 100% 100%
25
20
15
10
5
0
4
3
5
7
8
9
11
FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY07
Dec half
Jun half

Payment and DRP

- Ex-dividend date 5 March 2008
- Date of record 11 March 2008
- Payable 4 April 2008
- DRP to apply at no discount

Payout Ratio

- Dividend payout ratio of 52% of Underlying earnings per share, or 31% of Statutory earnings per share

... and continues Origin's record of increasing dividend payments to shareholders

origin energy

origin energy

Operating Review

Exploration & Production: Major capital program now delivering record production as new producing areas...



Total Revenue & EBITDAF ($m)
350
300
250
200
150
100
50
0
Dec-07
Dec-06
Revenue
EBITDAF
Capex *
Capex ($m)

- EBITDAF of $133m, down 5%, reflecting higher exploration expenses (up $9m)
- CSG and BassGas gas sales more than offset decline from maturing areas such as Cooper
- Liquids production lower but condensate and LPG sales from BassGas, and then Otway and Kupe will progressively offset Perth Basin decline
- CSG production reached 100TJ/d equity share, major developments on schedule, on track to meet reserves addition of 500 PJ by June 2008
- BassGas production restricted to around 56TJ/d (Origin share 24TJ/d)
- Otway Gas Project completed in September 2007 - remedial requirements delayed commissioning to February 2008
- Offshore phase of Kupe progressing to schedule
- Swift and Halladale/Blackwatch acquisitions

... are progressively replacing production from more mature assets

* Does not include acquisitions

origin energy

Over the last decade Origin has made a series of investments in new production areas to offset the anticipated decline of the Cooper Basin and other traditional gas producing areas...



Origin Gas Production by Half Year
45
40
35
30
25
20
15
10
5
0
Dec
June
Dec
June
Dec
June
Dec
FY 05
FY 06
FY07
FY 08
SA Cooper & SWQ
Perth Basin
Bass Basin
Otway Basin
Tubridgi
Surat / Denison
Coal Seam Gas

- The Cooper Basin is in decline as contract volumes begin to ramp down
- Origin's CSG projects have ramped up over the last few years and now produce more than the Cooper Basin interest
- BassGas has added to production, although has been restricted in the current half by the requirement for remedial work on the Yolla 3 well
- The Otway Gas project is currently commissioning and will add 18 PJ of gas sales (Origin share)
- The Kupe project starting in mid calendar year 2009 will add a further 10 PJ of gas sales (Origin share)
- Further contracted or committed CSG sales will add around 70 PJ by mid calendar year 2011

...with CSG developments and the BassGas project now delivering, and the Otway Gas Project, Kupe and further CSG expansion yet to come

origin energy

Oil production from the Perth Basin continues to decline, as is oil, condensate and LPG production from the Cooper Basin although at a more modest rate



Origin Liquids Production by Half Year
PJe
10
9
8
7
6
5
4
3
2
1
0
Dec
June
Dec
June
Dec
June
Dec
FY 05
FY 06
FY07
FY 08
SA Cooper & SWQ
Surat / Denison
Otway Basin
Perth Basin
Bass Basin

- Oil production from the mature Perth Basin oil fields has followed a steep decline curve from its peak
- Cooper decline is more modest reflecting a broad production base of oil and liquids rich gas fields
- The BassGas project has added 3 PJe per annum to production, although rates have been restricted in the current half by the requirement for remedial work on the Yolla 3 well
- The Otway Gas project will add around 3 PJe of liquids production per annum from later this year (Origin share)
- The Kupe project will add a further 6 PJe to Origin's liquids production from mid calendar year 2009

Average Price Received (A$/bbl) (oil and condensate inclusive of hedging)	
Year ended 31 Dec '07	$85.53
Year ended 31 Dec '06	$73.58
Before tax earnings sensitivity: +/-$1 USD oil price ~ +/- AUD $0.3m	

While liquids from BassGas has commenced and will be progressively supplemented by production from the Otway and the liquids-rich Kupe projects over the next two years

Origin has been increasing CSG production to meet contracted requirements


Origin's CSG Production
Production PJe
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
■ Half Year ended 30 June □ Half Year ended 31 December

- Origin's equity share of CSG reached 100TJ/d in mid December 2007
- Spring Gully continues to ramp up & achieved peak sales of 73TJ/d (Origin share ~97%)
- Fairview: The operator (Santos) announced a development and exploration program aimed at increasing production capacity to 110TJ/d by 2009
- Gas sales from Origin's interests in Walloons (operated by Queensland Gas Company) commenced during October 2007 and will service a 7 PJ/a contract with Incitec Pivot
- EBIT margins in Origin's CSG business are growing strongly as ramp up continues and reserves are added

Phase 5 of the Spring Gully project is progressing, which is designed to increase plant capacity to 150TJ/d

As well as growing its gas reserves Origin has been able to monetise these reserves through good channels to market...


Origin's CSG Reserves
2P Reserves (PJ)
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006
2007
Financial Year


Origin's CSG Production
Production PJe
120
100
80
60
40
20
0
Half Year ended 31 December
Half Year ended 30 June
Darling Downs up to 44 PJ/a
Rio Tinto Aluminium Contract 22PJ/a
Growth in existing 3rd party contracts
Anticipated production for 2nd half 2008
2000
2001
2002
2003
2004
2005
2006
2007
2008
2012
Financial Year

... with committed supply arrangements providing the potential for Origin's CSG production to rise from ~ 35 PJ in FY2008 to a rate of over 100 PJ/a by FY2012

Source: Origin Energy Reports

Origin retains its clear leadership in CSG production, reserves and contracting...



CSG Reserves
2P Reserves (PJ)
3,000
2,500
2,000
1,500
1,000
500
-
Origin
Santos
QGC
Arrow
Sunshine Gas
AGL
Metgasco
Eastern Star Gas
Beach
Gastar
CS Energy



CSG Production
Production 12 Months to Dec 07 (PJ)
35
30
25
20
15
10
5
0
Origin
Santos
Qld Gas Corp
Arrow
AGL
Anglo Coal
Mitsui
BHPB
Sydney Gas
Beach
CS Energy
Sentient Gas
Molopo
Helm Energy
CH4
Other

... with large 2P (2,470 PJ) and 3P (4,578 PJ) reserves position available to address a range of commercial opportunities

origin energy

– *Source: Energy Quest, February 2008*

BassGas has maintained stable production of sales gas and the Otway project has recommenced commissioning

BassGas Project (42.5%)

- Production of sales gas has been restricted to around 56 TJ/d for the half year (approximately 24 TJ/d Origin share)
- Peak production reaching the maximum design capacity of 68 TJ/d
- The Yolla 3 well was shut-in for much of the half year pending remedial work which was completed in December 2007

Otway Gas Project (30.75%)

- Commissioning activities commenced in September with production halted to address issues uncovered as part of the commissioning process
- Plant recommenced commissioning in early February
- Origin share of annual production is initially expected to be around 18 PJ of sales gas, 240,000 barrels of condensate and 29 kilotonnes of LPG

Southern gas portfolio enhanced through acquisition of Woodside's interests in Halladale/Blackwatch exploration permits and continuing exploration program

origin energy

Cooper Basin production declined in line with expectations for mature assets



Cooper Production
Origin Share (PJe)
20
15
10
5
0
Dec 06
Dec 07
Gas
LPG
Crude
Ethane
Condensate

- Production of gas & gas liquids declined by 19%
- Cooper Oil Program results were below expectations, but did limit crude decline to 13%

Cooper Oil Programme	All Areas (100%)	OE Areas (100%)	OE share approx 13%
Calendar Year 2007			
Wells	132	41	41 @13%
Success	73%	68%	68%
2P Added (mmbbl)	8	3.1	0.4
Capex	$306m	$108m	$14m
Calendar Year 2008			
Wells	94	29	29 @13%
Capex	$260m	$89m	$12m

Only 30% of the Cooper Oil Program is in Origin acreage

origin energy

Source: Santos 2007 Full Year Results, Origin estimates

Steady progress has been made on the Kupe Gas Project in New Zealand, and acquisition of the Swift assets


LEGEND
Tasman
Sea

Kupe Gas Project (50%)

- The well head platform jacket and topside was successfully installed in December 2007
- Drilling of the three production wells has commenced and is proceeding to plan
- Installation of the offshore pipeline and umbilical has largely been completed

Swift Acquisition

- Acquisition of Swift assets in New Zealand for NZ$115m including Rimu and Waihapa producing assets and various exploration permits
- Contact Energy to on-purchase rights for gas storage at Ahuroa to be operated by Origin

Origin continues to pursue exploration opportunities across its New Zealand portfolio

origin energy

Generation: Operational performance steady with Mt Stuart moving from externally to internally contracted plant...



Total Revenue & EBITDAF ($m)
80
60
40
20
0
Dec-07
Dec-06
250
200
150
100
50
0
Capex ($m)
Revenue
EBITDAF
Capex*

- EBITDAF 38% lower - reflecting steady operational performance and the transition of Mt Stuart from external to internal contracting
- Construction making good progress at Darling Downs CCGT (630MW) and Quarantine OCGT expansion (120MW), with Mt Stuart expansion committed (126 MW)
- Tenders sought for first 500MW OCGT at Mortlake - Victoria
- Significant progress on Renewables including:
  - 30 MW Cullerin Range wind farm
  - option on additional Epuron sites
  - 30% JV with Geodynamics
- Development of SLIVER® continues

... with 900MW of new generation capacity committed

* Does not include acquisitions

origin energy

Availability against plan for all plants was high

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Comments
Worsley	50	120	Cogen	Base	97%	-
Bulwer Is.	50	32	Cogen	Base	96%	Unplanned outage - minimal impact
Osborne	50	180	Cogen	Base	90%	Hot Path Gas inspection & operational management
Mt Stuart	100	288	OCGT	Peak	94%	-
Quarantine	100	96	OCGT	Peak	97%	Unplanned outage - minimal impact
Ladbroke	100	80	OCGT	Peak	97%	-
Roma	100	74	OCGT	Peak	56%	Refurbishment program

Planned availability at Roma was reduced due to significant upgrades which have extended plant life

origin energy

Mt Stuart transitioned from an externally to an internally contracted plant



- Mt Stuart PPA with Enertrade terminated in Dec 06 for a fee of $19.6 million (recognised as a Significant Item)
- Under PPA, Enertrade was required to take a minimum output. Failure to take resulted in a compensation payment to Origin which amounted to $17.5 million in Dec 06 for the 2006 calendar year
- Mt Stuart is now contracted internally. Generation receives a steady capacity payment from Retail to cover its cost of capital (consistent with other internally contracted plants)
- The Retail business now controls the dispatch of Mt Stuart to help manage its portfolio and captures all costs and revenues from operating the plant

Origin has committed to a 126MW expansion to 414MW due for completion in mid calendar year 2009

origin energy

Origin has committed to build an additional 876 MW of gas fired power generation, including Australia's largest combined cycle gas turbine plant at Darling Downs...



Origin Thermal Generation
MW
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
876
Existing
Committed
Tendered
Potential

- 120MW expansion of Quarantine peaking power station in Adelaide increasing Origin's peaking capacity in South Australia. Expected completion in late 2008 calendar year
- 126MW expansion of Mt Stuart peaking power station in Townsville. Plant jet-fuelled turbine with potential to convert to gas. Expected completion in mid-2009 calendar year
- 630MW base load gas-fired Darling Downs power station at Braemar, Qld. Largest CCGT in Australia and will have one of the lowest short run marginal costs in the NEM due to integration with CSG development. Expected completion in early 2010 calendar year
- Tenders sought for first 500 MW OCGT at Mortlake. Permitted sites available for an additional 1,500 MW
- Origin committed and tendered projects of 1,376 MW represent almost half of NEM new build requirement to 2012

... with significant opportunities for further expansion at already permitted sites

origin energy

Origin is well positioned to capture value from key climate change developments...



Geothermal

- Origin acquired a 30% stake in a JV with Geodynamics Ltd. The JV owns permits in South Australia
- Geodynamics have drilled 3 wells to-date. Habanero 3 was completed in early 2008 and is currently being evaluated

Wind

- Origin acquired an option for access to 590MW of wind farm development sites from Epuron
- Origin has committed to build the first 30MW wind farm at Cullerin Range

Solar

- Continue to work on plans for an at scale facility which will enable commercialisation of SLIVER®
- Unit sales of grid-connected solar photovoltaic installation grew over 200% during the period

... across its low emissions intensity gas and renewable options

origin energy

Retail: Contribution from Sun Retail was partially offset by higher energy purchasing costs


3,000
2,500
2,000
1,500
1,000
500
0
Total Revenue ($m)
Dec-07
Dec-06
350
300
250
200
150
100
50
0
EBITDAF & Capex ($m)
Revenue
EBITDAF
Capex*

- EBITDAF of $201 million up 21%
- Higher purchasing costs across all commodities
  - Higher average prices in the NEM
  - Higher gas costs and Otway delay
  - Higher CP for LPG
- Sun Retail integration well progressed
- Won 236,000 gas and electricity customers in the half year for a net gain of 4,000 from June 2007
- Leading green market share with 361,000 signed accounts
- Dual fuel accounts increased by 48,000 from June 2007
- LPG accounts increased by 18,000 from June 2007
- Good progress on retail capability delivery

Further uplift in second half contribution expected as tariff increases apply and average wholesale prices decrease

* Does not include sun retail acquisition

Sun Retail has boosted the scale of the Retail business with commodity revenues up $935 million...

Product information and % change from Dec 06[1]	Natural Gas	Electricity	LPG
Product Revenue ($m)	481 *(+2%)*	1,768 *(+101%)*	289 *(-4%)*
Gross Profit ($m)	61 *(-18%)*	258 *(+48%)*	62 *(-20%)*
EBITDAF ($m)	177 *(+29%)*		24 *(-18%)*
Underlying EBIT[2] ($m)	164 *(+31%)*		13 *(-24%)*
Sales (PJ)	67 *(+2%)*		
Sales (TWh)		15.5 *(+86%)*	
LPG (Ktonnes)			234 *(-10%)*
Total sales (PJe)	67 *(+2%)*	56 *(+86%)*	12 *(-10%)*
Customers ('000) - *(Change from 30 June 2007)*	883 *(-0.6%)*	1,824 *(+0.5%)*	354 *(+5%)*

... COGS is higher due to increased volume of electricity sales, combined with higher commodity prices for all products

(1) Some items in December 06 have been re-stated due to both changes in methodology associated with the introduction of EBITDAF and the sale of minor business as part of the sale of Origin's Networks business in mid 2007

(2) Excludes changes in fair value of financial instruments and Sun Retail one-off integration costs

The gas market in Victoria experienced higher wholesale gas costs, accentuated by unexpected delays in Otway Gas Project commissioning after construction was complete



Victorian Gas Weighted Average Spot Price and Demand
(01 Jan 2006 to 15 Feb 2008)
Daily weighted average spot market price (A$/GJ)
Daily withdrawals (GJ)
45
40
35
30
25
20
15
10
5
0
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
01-Jan-06
01-Jul-06
01-Jan-07
01-Jul-07
01-Jan-08
2H06 Average Price - $3.04
1H07 Average Price - $3.03
2H07 Average Price - $3.96
1H08 Average Price - $4.24
2H08 $3.51
Quantity (GJ)
Spot Market Price

Cold weather in July was offset by warmer weather during the remainder of the half year



Victorian EDD Comparison
350
300
250
200
150
100
50
0
July
August
September
October
November
December
FY08
FY07
10 year Ave

Total EDDs (Jul-Dec)	
10 year Ave	851
Jul-Dec 06	814
Jul-Dec 07	799

Except in July, EDDs[1] were generally below prior year and the 10 year average, resulting in low natural gas sales to residential customers

(1) EDD - Effective degree days

From low prices and little volatility in Dec 06 half the NEM experienced a period of higher prices and volatility in Jun 07 half as a result of the drought...



NEM Average daily price maximum (Vic, SA, NSW, Qld)
NEM Pool Prices ($ per Megawatt - logarithmic scale)
1,000
100
10
300
50
Legend
Time period
Average price (capped at $300)*
Days average excedes $300
Half to Dec 06
$31
1
Half to Jun 07
$71
23
Half to Dec 07
$49
2
1 Jan - 26 Feb
$42
6
1/07/2006
1/10/2006
1/01/2007
1/04/2007
1/07/2007
1/10/2007
1/01/2008
Maximum
Av Price (capped at $300)

... while the six months to December 2007 were characterised by high prices and low volatility

* Time weighted

Large movements in the forward curve have caused significant movements in mark-to-market values


Victorian Spot and Forward Contract Electricity Prices
• Forward curve (FC) for Jun 07 high and backwardated in response to drought conditions (large positive changes in the fair value of electricity contracts were recorded at that time)
• FC Dec 07 flattened and lower - resulting in significant downward FV adjustments in six months to Dec 07
• FC Feb 08 returned to contango and approximately $10 / MW higher than in Jun 06
$/MWh
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
FY 07/08
FY 08/09
FY 09/10
Forward Curve Jun 07
Forward Curve Dec 07
Forward Curve Feb 08
Forward Curve Jun 06
Monthly Average spot Price
Approx. Average forward curve price

While forward curve has fallen significantly since June 07 it continues to signal higher wholesale prices than the prior year

Source: NEMMCO, AFMA and Origin Energy

Contribution from Sun Retail LPG, customer growth and active margin management have provided a solid result…



Average Australian Dollar Propane Price
Propane price ($A)
1000
900
800
700
600
500
400
300
200
100
0
Jul - Dec 2006 A$666
Jan - Jun 2007 A$679
Jul - Dec 2007 A$759
Jul-06
Jan-07
Jul-07

- EBITDAF of $24 million, down 20%, mostly due to the sale of Rockgas to Contact Energy
- After accounting for the sale of Rockgas and purchase of Sun Retail, underlying sales were up 4%
- Wholesale prices increased as CP rose 14% compared to prior half year
- LPG accounts increased by approximately 18,000 from June 2007, primarily due to an increase in direct customers and customers using exchange programs

… despite a 14% increase in LPG average purchase price and the sale of Rockgas LPG to Contact Energy

origin energy

Churn rates have started to ease over the 6 months period. Origin acquired over 236k new accounts for a net gain of 4k gas and electricity accounts

Mass Market Churn: Completed and Pending#


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
% Churn: Monthly data annualised
Vic Elec
Qld Elec*
SA Elec
NSW Elec
Vic Gas
Qld Gas
SA Gas
NSW Gas
Jan-06
Jan-07
Jan-08

*Qld Elec market churn excludes Origin retains and estimated AGL retains

December 2007 Origin Energy Accounts Numbers

('000)	Natural Gas	Electricity	Total
Jun-07	889	1,814	2,703
Change	-6	+9	+4
Dec-07	883	1,824	2,707
Change	-0.6%	+0.5%	+0.1%

- Origin effectively retained accounts numbers
- Origin now has 838,000 dual fuel accounts, up 48,000 on June 2007
- Over 260k electricity customer accounts in SA and NSW
- 361k customers signed to Green products

In the prior period Origin acquired 197k new accounts for a net gain of 5k on a customer base of 1,840k

43 #Source: Various websites including Vencorp, Nemmco, Gasmarketco and Company Information

origin energy

EBITDAF margin per customer was lower than last half year as gross margin impact more than offset cost to serve reduction

<u>Gas and Electricity</u>	Dec 07	Dec 06
YE customer numbers ('000)	2,707	1,840
EBITDAF / Sales - %	7.9%	10.2%
Underlying EBIT / Sales %	7.3%	9.3%
$ Per Customer: Half year		
Gross Margin / Customer	118	135
Opex / Customer (inc Corp Costs)	53	61
EBITDAF / Customer	65	74

Note: Corporate costs for the half year to 31 Dec 2007 of $21 million allocated to gas and electricity Retail activities (also $21 million in prior half year)

- Gross margin per customer decreased due to higher wholesale electricity prices and higher gas purchasing costs
- Opex per customer was lower reflecting both scale advantages following the acquisition of Sun Retail and lower average churn rates

Retail tariff increases from Jan 08 reflect higher energy purchasing costs. With wholesale costs moderating EBITDAF margins at the full year FY08 are expected to recover to be in line with FY07

Good progress has been made in the Retail Systems Strategy

- An upgraded CRM, Siebel, has been implemented as the sales front end for our mass market activities
- Sun Retail integration is on track for completion by April 2008
- A decision has been made to replace our Retail billing systems and we are working with a short list of suppliers to determine the best approach to this opportunity
- Over the balance of this year will identify and engage strategic partner/s and select a system
- The resultant change program is likely to take around two years to complete

Siebel upgrade implemented, longer term retail capability program progressing well

Origin has clearly established its leadership position in green energy sales and carbon responsibility...

A leading market position*



Origin
Energy
33%

- In December 2007 Origin had signed 361,000 GreenPower customers

and leading market products



AFL

- Unit sales of grid-connected solar photovoltaic installation grew over 200% during the period
- Origin introduced to the market an innovative solar hot water product, which allows customers to add solar panels to its existing gas or electricity system
- A selection of Origin's GreenPower products once again achieved the highest ranking in Green Electricity Watch

... resulting in continuing and credible retail market differentiation and emerging brand strength

* Source : GreenPower Website Quarterly Report (September 2007)

Contact Energy: Higher retail price and increased generation offset higher gas costs



Total Revenue ($m)
1,200
1,000
800
600
400
200
0
EBITDAF & Capex ($m)
300
250
200
150
100
50
0
Dec-07
Dec-06
Revenue
EBITDAF
Capex*

- EBITDAF of $246 million, 4% higher
- The main operating factors that contributed were:
  - an increase in electricity generation;
  - an increase in total electricity revenue, driven by 3% increases in both volume and price of retail sales;
  - operating revenue and costs increased as a result of the addition of the Rockgas LPG business purchased from Origin; and
  - a 20% increase in the average per unit cost of natural gas

... while the second half should benefit from higher wholesale electricity prices in New Zealand

 * Does not include acquisitions

Networks (Discontinued Business): In April 2007, Origin entered into an agreement to sell its Networks business to APA for $556 million



Total Revenue, EBITDAF & Capex ($m)
120
100
80
60
40
20
0
Dec-07
Dec-06
Revenue
EBITDAF
Capex*

- The Networks business was sold in two parts:
  - Settlement for the sale of the SEA Gas Pipeline portion of the business was effected on 29 June 2007 and is included in the accounts for the financial year ended 30 June 2007
  - The settlement of the balance of the business for $423.3 million (pre-tax profit of $225.1 million) took place on 2 July 2007
- It made no contribution to the operational performance of the business in the six months to 31 December 2007

* Does not include acquisitions

origin energy

Outlook

Based on prevailing market conditions Origin expects the second half of the financial year to deliver a stronger performance than the first half, due to:

- an expected decrease in the wholesale cost of electricity as already observed in the past two months of the second half;
- a return to more traditional levels of volatility in the NEM, providing returns on Origin's electricity cap instruments;
- tariff increases for electricity and gas awarded in the Victorian market from 1 January 2008;
- Otway Gas Project contribution to earnings from March 2008;
- further increases in coal seam gas production servicing existing contracts in Queensland; and
- an increased contribution from Contact Energy in New Zealand due to higher wholesale electricity prices

Origin should deliver an increase in Underlying Profit for the financial year of at least 15%

origin energy

Origin has a large forward schedule of major projects each of which will add to earnings and cash flow


Major Project Timetable
Financial Year
FY 07
FY 08
FY 09
FY 10
FY 11
FY 12
Calendar Year
2007
2008
2009
2010
2011
BassGas
CSG - SG Phase 4
Otway Gas Project
Quarantine Expansion
Mt Stuart Expansion
Kupe Gas Project
Darling Downs Power Station
CSG - Darling Downs
CSG - Rio Tinto Aluminium
Legend
Planning & permitting
Construction
Production

Recent additions to Origin's debt facilities, together with strong cash flow, see Origin well placed to continue to access funds for its ongoing development and growth

Origin already has in place projects and opportunities that will deliver ongoing growth...

- Leading CSG reserves position and increasing production volumes
- Major liquids-rich offshore gas projects progressively coming on-line: BassGas producing, Otway commissioning, Kupe under construction
- Over 900 MW committed, including largest Australian CCGT and Origin's first wind project
- Tenders sought for a further 500 MW OCGT
- Pipeline of over 2000 MW of opportunities
- Good access to markets

...and is well positioned for a carbon constrained future

- Growing CSG reserves
- Lower emissions gas fired generation
- Renewable energy projects and opportunities: geothermal and wind across Australia and New Zealand plus SLIVER® Solar technology
- Leading green energy supplier: 361,000 green customers signed
- Voted Ethical Investor Sustainable Company of the Year 2007

Origin's integrated strategy continues to provide the basis for long term development and growth

origin energy

origin energy

Appendix

Appendix 1 - Reconciliation six months ended 31 December 2007 of Statutory Profit and Underlying Profit

Reconciliation six months ended 31 December 2007	Before tax impact ($m)	Tax ($m)	Minority interests ($m)	After tax impact ($m)	NPAT ($m)
Statutory Profit					334.7
Significant items					
Asset sales					
- Networks	225.1	(77.8)	-	147.3	
- Mokai geothermal assets	18.2	-	(8.8)	9.3	
Change in FV of fin. instruments					
- Commodity instruments	(14.0)	4.2	-	(9.8)	
- Financing instruments	1.0	(0.2)	(0.2)	0.6	
Retirement of New Plymouth	(26.7)	8.8	8.7	(9.2)	
Sun Retail one-off costs	(5.3)	1.6	-	(3.7)	
Total significant items	**198.1**	**(63.5)**	**(0.3)**	**134.4**	**(134.4)**
Underlying Profit					**200.3**

origin energy

Appendix 2 - Reconciliation six months ended 31 December 2006 of Statutory Profit and Underlying Profit

Reconciliation six months ended 31 December 2006	Before tax impact ($m)	Tax ($m)	Minority interests ($m)	After tax impact ($m)	NPAT ($m)
Statutory Profit					233.2
Significant items					
Change in FV of fin. instruments					
- Commodity instruments	14.0	(4.2)	(0.1)	9.7	
- Financing instruments	7.6	(2.4)	(2.5)	2.7	
Termination of Mt Stuart PPA	19.6	(5.9)	-	13.7	
Total significant items	**41.2**	**(12.6)**	**(2.5)**	**26.1**	**(26.1)**
Underlying Profit					207.1


origin
energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

origin energy

082-34934

RECEIVED

2008 MAY 30 A 11:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 February 2008
From	Bill Hundy	Pages	36
Subject	**RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007**		

We attach the following documents relating to Origin Energy's Results for the half year ended 31 December 2007:

1. Presentation to media

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Interim Results Announcement
Half year ended 31 December 2007
Media Presentation

28 February 2008

Outline

- Performance Highlights
- Financial Review
- Operating Review
- Outlook

- All references to $ are references to Australian dollars unless otherwise specifically marked
- All comparative data are in relation to the prior corresponding period, 1 July 2006 to 31 December 2006, unless otherwise stated
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

origin energy

origin energy

Performance Highlights

Origin achieved an Underlying Profit of $200 million...

- Steady earnings in line with expectations
  - Profit, EBITDAF and cash flow consistent with prior corresponding period
  - increasing CSG production and BassGas offsetting maturing assets and delays in Otway
  - high revenues from Sun Retail partially offset by high wholesale costs
- Based on current market conditions, Origin is anticipating a higher result in the second half, due to
  - decrease in wholesale cost of energy
  - tariff increases in Victorian market
  - contributions from Otway Gas Project
  - greater CSG production servicing existing contracts
  - an increased contribution from Contact Energy
- Should result in an increase in full year profit of at least 15%

... with a strong outlook for the full financial year

origin energy

Origin continues to build its business ...

Exploration and Production
- Increased CSG production
- Otway commissioning commenced
- Halladale / Blackwatch and Swift assets acquired
- Good progress on Kupe Gas Project

Generation
- Construction of Darling Downs and Quarantine commenced
- Committed to Mt Stuart expansion
- Geodynamics farm-in
- Committed to Cullerin wind farm development and acquired rights to additional development sites

Retail
- Tariff increases in electricity and gas
- On track with Sun Retail integration
- Maintained customers numbers
- Market leader in green products
- Progress on retail systems strategy

Contact Energy
- Higher gas costs absorbed
- Progressed development of geothermal and wind projects
- Secured access to gas storage
- Rockgas Integration

Safety: Improved TRIFR by 53% from 22.8 in Dec 06 to 10.6 in Dec 07

... and is well placed to benefit from a carbon constrained future

origin energy

Origin has delivered steady underlying earnings ...

• Revenue	$3,817 million	↑ 33%
• EBITDAF	$608 million	↑ 3%
• EBIT	$634 million	↑ 31%
• Statutory Profit	$335 million	↑ 44%
• Underlying Profit	$200 million	↓ 3%
• OCAT	$385 million	↑ 5%
• EPS – Statutory	38.3 cps	↑ 32%
- Underlying	22.9 cps	↓ 11%
• Interim dividend fully franked	12 cps	↑ 20%
• OCAT Ratio - Calendar Year	11.8%	
• Adjusted net debt / (debt + equity)	38%	

... with 20% increase in the interim dividend

origin energy

origin energy

Financial Review

082-34934

Profit & Loss - Statutory

($ million)	Dec 07	Dec 06	% change
Revenue	3,817	2,865	33
EBITDAF[1]	608	590	3
EBIT	634	482	31
Net financing costs	(104)	(96)	(9)
Tax expense	(146)	(108)	(35)
Minority Interests	(49)	(53)	6
Statutory Profit	335	233	44
Statutory EPS	38.3 cps	29.0 cps	32
Free cash flow per share	29.6 cps	33.1 cps	(11)

(1) EBITDAF represents earnings before interest, tax, depreciation/amortisation, significant items and the impact of fair value to financial instruments from continuing operations

origin energy

Underlying Profit $200 million, 3% lower than the prior half year

($ million)	Dec 07		Dec 06		% change
	Impact after tax & OEI	NPAT	Impact after tax & OEI	NPAT	
Statutory Profit		335		233	44
Significant items					
Asset sales					
- Networks	147				
- Mokai geothermal assets	9				
Change in FV of fin. Instruments					
- Commodity instruments	(10)		10		
- Financing instruments	1		3		
Retirement of New Plymouth	(9)				
Sun Retail one-off costs	(4)				
Termination of Mt Stuart PPA			14		
Total significant items	134	(134)	26	(26)	
Underlying Profit		200		207	(3)
Statutory EPS (cps)		*38.3*		*29.0*	*32*
Underlying EPS (cps)		*22.9*		*25.7*	*(11)*

EBITDAF $608 million, up 3%

Divisions ($ million)	Dec 07	Dec 06	% change
Exploration & Production	133	140	(5)
Generation	28	46	(38)
Retail	201	166	21
Contact	246	238	4
Networks		16	
Adjustment for discontinued business		(16)	
EBITDAF	608	590	3

- E&P: Growth in BassGas and CSG offset decline in more mature assets
  Increase in exploration expense ($9 million)
- Generation: Steady operating performance and transition of Mt Stuart power station from externally to internally contracted plant
- Retail: Expected contribution from Sun Retail partially offset by high wholesale purchasing environment
- Contact: Increase in wholesale and retail electricity sales
- Networks: Discontinued business - Disposal settled in June and July 2007
- Corporate costs of $30 million have been allocated to the Australian business segments

Capital Expenditure

($ million)	Dec 07	Dec 06
Stay-in-business	70	79
Growth		
Exploration & Production	305	172
Generation	240	13
Retail	38	16
Contact	56	23
Total capital expenditure	708	303
Acquisitions (net of cash)	6	16
Capex including acquisitions	714	320

- E&P: Predominantly Kupe ($122 million), CSG ($120 million), Otway ($28 million) and Cooper ($18 million)
- Generation: Darling Downs ($110 million), Geodynamics ($96 million), Quarantine expansion ($24 million) and Solar ($9 million)
- Retail: Customer systems associated with the acquisition of Sun Retail ($22 million)
- Contact: Predominantly geothermal drilling ($56 million)

Operating Cash Flow After Tax increased by 5% while funds employed increased by 20% as a result of the Sun Retail acquisition and continuing E&P capital expenditure

($ million)	Dec 07	Dec 06
EBITDAF	608	590
Discontinued Networks Operations	-	16
Change in working capital	(48)	(76)
Stay-in-business capex	(70)	(79)
Other	(22)	3
Tax paid	(83)	(85)
OCAT	385	368
Net interest paid	(126)	(102)
Free cash flow	259	267
Funds Employed[(1)] - Calendar Year	6,473	5,395
OCAT Ratio[(2)] - Calendar Year	11.8%	12.2%

OCAT Ratio remains above target of 9.4% per annum

(1) Average funds employed excluding capital work in progress
(2) OCAT Ratio = (OCAT - interest tax shield) / funds employed excluding capital work in progress

origin energy

Origin has less than 5% of its debt portfolio maturing in the next 12 months and...

Origin Debt & Bank Guarantee Maturity Profile (Financial years, $ million)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
MTN & PP
Loans
Contact
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Total committed debt & bank guarantee facilities of A$5.7 billion

- Diversified funding base comprising domestic and US bonds, syndicated bank facilities and bilateral bank facilities
- Strong supportive Bank group
- Origin recently executed 3 year underwritten bank loan facility for A$900 million and US$200 million
- Discussions commenced on $200 million rollover due in May 2008

... currently has undrawn committed debt facilities of $1.6 billion

origin energy

A fully franked interim dividend of 12 cps has been declared (prior period 10 cps fully franked)...

Dividends - cents per share



Franking
100% 100% 40% 100% 100% 100% 100% 100%
25
20
15
10
5
0
4
3
5
7
8
9
11
FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY07
Dec half Jun half

Payment and DRP

- Ex-dividend date 5 March 2008
- Date of record 11 March 2008
- Payable 4 April 2008
- DRP to apply at no discount

Payout Ratio

- Dividend payout ratio of 52% of Underlying earnings per share, or 31% of Statutory earnings per share

... and continues Origin's record of increasing dividend payments to shareholders

origin energy

origin energy

Operating Review

Exploration & Production: Major capital program now delivering record production as new producing areas...



Total Revenue & EBITDAF ($m)
Capex ($m)
350
300
250
200
150
100
50
0
Dec-07
Dec-06
Revenue
EBITDAF
Capex *

- EBITDAF of $133m, down 5%, reflecting higher exploration expenses (up $9m)
- CSG and BassGas gas sales more than offset decline from maturing areas such as Cooper
- Liquids production lower but condensate and LPG sales from BassGas, and then Otway and Kupe will progressively offset Perth Basin decline
- CSG production reached 100TJ/d equity share, major developments on schedule, on track to meet reserves addition of 500 PJ by June 2008
- BassGas production restricted to around 56TJ/d (Origin share 24TJ/d)
- Otway Gas Project completed in September 2007 - remedial requirements delayed commissioning to February 2008
- Offshore phase of Kupe progressing to schedule
- Swift and Halladale/Blackwatch acquisitions

... are progressively replacing production from more mature assets

* Does not include acquisitions

origin energy

Over the last decade Origin has made a series of investments in new production areas to offset the anticipated decline of the Cooper Basin and other traditional gas producing areas...



Origin Gas Production by Half Year
45
40
35
30
25
20
15
10
5
0
Dec
June
Dec
June
Dec
June
Dec
FY 05
FY 06
FY07
FY 08
SA Cooper & SWQ
Perth Basin
Bass Basin
Otway Basin
Tubridgi
Surat / Denison
Coal Seam Gas

- The Cooper Basin is in decline as contract volumes begin to ramp down
- Origin's CSG projects have ramped up over the last few years and now produce more than the Cooper Basin interest
- BassGas has added to production, although has been restricted in the current half by the requirement for remedial work on the Yolla 3 well
- The Otway Gas project is currently commissioning and will add 18 PJ of gas sales (Origin share)
- The Kupe project starting in mid calendar year 2009 will add a further 10 PJ of gas sales (Origin share)
- Further contracted or committed CSG sales will add around 70 PJ by mid calendar year 2011

...with CSG developments and the BassGas project now delivering, and the Otway Gas Project, Kupe and further CSG expansion yet to come

origin energy

Oil production from the Perth Basin continues to decline, as is oil, condensate and LPG production from the Cooper Basin although at a more modest rate



Origin Liquids Production by Half Year
PJe
10
9
8
7
6
5
4
3
2
1
0
Dec
June
Dec
June
Dec
June
Dec
FY 05
FY 06
FY07
FY 08
SA Cooper & SWQ
Perth Basin
Surat / Denison
Bass Basin
Otway Basin

- Oil production from the mature Perth Basin oil fields has followed a steep decline curve from its peak
- Cooper decline is more modest reflecting a broad production base of oil and liquids rich gas fields
- The BassGas project has added 3 PJe per annum to production, although rates have been restricted in the current half by the requirement for remedial work on the Yolla 3 well
- The Otway Gas project will add around 3 PJe of liquids production per annum from later this year (Origin share)
- The Kupe project will add a further 6 PJe to Origin's liquids production from mid calendar year 2009

Average Price Received (A$/bbl) (oil and condensate inclusive of hedging)	
Year ended 31 Dec '07	$85.53
Year ended 31 Dec '06	$73.58
Before tax earnings sensitivity: +/-$1 USD oil price - +/- AUD $0.3m	

While liquids from BassGas has commenced and will be progressively supplemented by production from the Otway and the liquids-rich Kupe projects over the next two years

082-34934

As well as growing its gas reserves Origin has been able to monetise these reserves through good channels to market...


Origin's CSG Reserves
2P Reserves (PJ)
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006
2007
Financial Year


Origin's CSG Production
Production PJe
120
100
80
60
40
20
0
Half Year ended 31 December
Half Year ended 30 June
Darling Downs up to 44 PJ/a
Rio Tinto Aluminium Contract 22PJ/a
Growth in existing 3rd party contracts
Anticipated production for 2nd half 2008
2000
2001
2002
2003
2004
2005
2006
2007
2008
2012
Financial Year

... with committed supply arrangements providing the potential for Origin's CSG production to rise from ~ 35 PJ in FY2008 to a rate of over 100 PJ/a by FY2012

Source: Origin Energy Reports

origin energy

Generation: Operational performance steady with Mt Stuart moving from externally to internally contracted plant...



Total Revenue & EBITDAF ($m)
80
60
40
20
0
Dec-07
Dec-06
250
200
150
100
50
0
Capex ($m)
Revenue
EBITDAF
Capex*

- EBITDAF 38% lower - reflecting steady operational performance and the transition of Mt Stuart from external to internal contracting
- Construction making good progress at Darling Downs CCGT (630MW) and Quarantine OCGT expansion (120MW), with Mt Stuart expansion committed (126 MW)
- Tenders sought for first 500MW OCGT at Mortlake - Victoria
- Significant progress on Renewables including:
  - 30 MW Cullerin Range wind farm
  - option on additional Epuron sites
  - 30% JV with Geodynamics
- Development of SLIVER® continues

... with 900MW of new generation capacity committed

origin energy

* Does not include acquisitions

Origin has committed to build an additional 876 MW of gas fired power generation, including Australia's largest combined cycle gas turbine plant at Darling Downs...


Origin Thermal Generation
MW
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
876
Existing
Committed
Tendered
Potential

- 120MW expansion of Quarantine peaking power station in Adelaide increasing Origin's peaking capacity in South Australia. Expected completion in late 2008 calendar year
- 126MW expansion of Mt Stuart peaking power station in Townsville. Plant jet-fuelled turbine with potential to convert to gas. Expected completion in mid-2009 calendar year
- 630MW base load gas-fired Darling Downs power station at Braemar, Qld. Largest CCGT in Australia and will have one of the lowest short run marginal costs in the NEM due to integration with CSG development. Expected completion in early 2010 calendar year
- Tenders sought for first 500 MW OCGT at Mortlake. Permitted sites available for an additional 1,500 MW
- Origin committed and tendered projects of 1,376 MW represent almost half of NEM new build requirement to 2012

... with significant opportunities for further expansion at already permitted sites

origin energy

Origin is well positioned to capture value from key climate change developments...



Geothermal

- Origin acquired a 30% stake in a JV with Geodynamics Ltd. The JV owns permits in South Australia
- Geodynamics have drilled 3 wells to-date. Habanero 3 was completed in early 2008 and is currently being evaluated

Wind

- Origin acquired an option for access to 590MW of wind farm development sites from Epuron
- Origin has committed to build the first 30MW wind farm at Cullerin Range

Solar

- Continue to work on plans for an at scale facility which will enable commercialisation of SLIVER®
- Unit sales of grid-connected solar photovoltaic installation grew over 200% during the period

... across its low emissions intensity gas and renewable options

origin energy

Retail: Contribution from Sun Retail was partially offset by higher energy purchasing costs



Total Revenue ($m)
3,000
2,500
2,000
1,500
1,000
500
0
Dec-07
Dec-06
EBITDAF & Capex ($m)
350
300
250
200
150
100
50
0
Revenue
EBITDAF
Capex*

- EBITDAF of $201 million up 21%
- Higher purchasing costs across all commodities
  - Higher average prices in the NEM
  - Higher gas costs and Otway delay
  - Higher CP for LPG
- Sun Retail integration well progressed
- Won 236,000 gas and electricity customers in the half year for a net gain of 4,000 from June 2007
- Leading green market share with 361,000 signed accounts
- Dual fuel accounts increased by 48,000 from June 2007
- LPG accounts increased by 18,000 from June 2007
- Good progress on retail capability delivery

Further uplift in second half contribution expected as tariff increases apply and average wholesale prices decrease

* Does not include sun retail acquisition

082-34934

Sun Retail has boosted the scale of the Retail business with commodity revenues up $935 million...

Product information and % change from Dec 06[1]	Natural Gas	Electricity	LPG
Product Revenue ($m)	481 *(+2%)*	1,768 *(+101%)*	289 *(-4%)*
Gross Profit ($m)	61 *(-18%)*	258 *(+48%)*	62 *(-20%)*
EBITDAF ($m)	177 *(+29%)*		24 *(-18%)*
Underlying EBIT[2] ($m)	164 *(+31%)*		13 *(-24%)*
Sales (PJ)	67 *(+2%)*		
Sales (TWh)		15.5 *(+86%)*	
LPG (Ktonnes)			234 *(-10%)*
Total sales (PJe)	67 *(+2%)*	56 *(+86%)*	12 *(-10%)*
Customers ('000) - *(Change from 30 June 2007)*	883 *(-0.6%)*	1,824 *(+0.5%)*	354 *(+5%)*

... COGS is higher due to increased volume of electricity sales, combined with higher commodity prices for all products

(1) Some items in December 06 have been re-stated due to both changes in methodology associated with the introduction of EBITDAF and the sale of minor business as part of the sale of Origin's Networks business in mid 2007

(2) Excludes changes in fair value of financial instruments and Sun Retail one-off integration costs

Large movements in the forward curve have caused significant movements in mark-to-market values


Victorian Spot and Forward Contract Electricity Prices
$/MWh
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
• Forward curve (FC) for Jun 07 high and backwardated in response to drought conditions (large positive changes in the fair value of electricity contracts were recorded at that time)
• FC Dec 07 flattened and lower - resulting in significant downward FV adjustments in six months to Dec 07
• FC Feb 08 returned to contango and approximately $10 / MW higher than in Jun 06
Forward Curve Jun 07
Forward Curve Dec 07
Forward Curve Feb 08
Forward Curve Jun 06
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
FY 07/08
FY 08/09
FY 09/10
Monthly Average spot Price
Approx. Average forward curve price

While forward curve has fallen significantly since June 07 it continues to signal higher wholesale prices than the prior year

Source: NEMMCO, AFMA and Origin Energy

Churn rates have started to ease over the 6 months period. Origin acquired over 236k new accounts for a net gain of 4k gas and electricity accounts

Mass Market Churn: Completed and Pending#



% Churn: Monthly data annualised
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Vic Elec
Qld Elec*
SA Elec
NSW Elec
Vic Gas
Qld Gas
SA Gas
NSW Gas
Jan-06
Jan-07
Jan-08

*Qld Elec market churn excludes Origin retains and estimated AGL retains

December 2007 Origin Energy Accounts Numbers

('000)	Natural Gas	Electricity	Total
Jun-07	889	1,814	2,703
Change	-6	+9	+4
Dec-07	883	1,824	2,707

Change	-0.6%	+0.5%	+0.1%

- Origin effectively retained accounts numbers
- Origin now has 838,000 dual fuel accounts, up 48,000 on June 2007
- Over 260k electricity customer accounts in SA and NSW
- 361k customers signed to Green products

In the prior period Origin acquired 197k new accounts for a net gain of 5k on a customer base of 1,840k

#Source: Various websites including Vencorp, Nemmco, Gasmarketco and Company Information

origin energy

Origin has clearly established its leadership position in green energy sales and carbon responsibility...

A leading market position*


Origin
Energy
33%

- In December 2007 Origin had signed 361,000 GreenPower customers

... resulting in continuing and credible retail market differentiation and emerging brand strength

* Source : GreenPower Website Quarterly Report (September 2007)

and leading market products


AFL

- Unit sales of grid-connected solar photovoltaic installation grew over 200% during the period
- Origin introduced to the market an innovative solar hot water product, which allows customers to add solar panels to its existing gas or electricity system
- A selection of Origin's GreenPower products once again achieved the highest ranking in Green Electricity Watch

Contact Energy: Higher retail price and increased generation offset higher gas costs



1,200
1,000
800
600
400
200
0
Total Revenue ($m)
300
250
200
150
100
50
0
EBITDAF & Capex ($m)
Dec-07
Dec-06
Revenue
EBITDAF
Capex*

- EBITDAF of $246 million, 4% higher
- The main operating factors that contributed were:
  - an increase in electricity generation;
  - an increase in total electricity revenue, driven by 3% increases in both volume and price of retail sales;
  - operating revenue and costs increased as a result of the addition of the Rockgas LPG business purchased from Origin; and
  - a 20% increase in the average per unit cost of natural gas

... while the second half should benefit from higher wholesale electricity prices in New Zealand

 * Does not include acquisitions

Networks (Discontinued Business): In April 2007, Origin entered into an agreement to sell its Networks business to APA for $556 million


Total Revenue, EBITDAF & Capex ($m)
120
100
80
60
40
20
0
Dec-07
Dec-06
Revenue
EBITDAF
Capex*

- The Networks business was sold in two parts:
  - Settlement for the sale of the SEA Gas Pipeline portion of the business was effected on 29 June 2007 and is included in the accounts for the financial year ended 30 June 2007
  - The settlement of the balance of the business for $423.3 million (pre-tax profit of $225.1 million) took place on 2 July 2007
- It made no contribution to the operational performance of the business in the six months to 31 December 2007

* Does not include acquisitions

origin energy

origin energy

Outlook

Based on prevailing market conditions Origin expects the second half of the financial year to deliver a stronger performance than the first half, due to:

- an expected decrease in the wholesale cost of electricity as already observed in the past two months of the second half;
- a return to more traditional levels of volatility in the NEM, providing returns on Origin's electricity cap instruments;
- tariff increases for electricity and gas awarded in the Victorian market from 1 January 2008;
- Otway Gas Project contribution to earnings from March 2008;
- further increases in coal seam gas production servicing existing contracts in Queensland; and
- an increased contribution from Contact Energy in New Zealand due to higher wholesale electricity prices

Origin should deliver an increase in Underlying Profit for the financial year of at least 15%

Origin has a large forward schedule of major projects each of which will add to earnings and cash flow

Major Project Timetable

Financial Year	FY 07 / FY 08	FY 08 / FY 09	FY 09 / FY 10	FY 10 / FY 11	FY 11 / FY 12
Calendar Year	2007	2008	2009	2010	2011
BassGas					
CSG - SG Phase 4					
Otway Gas Project					
Quarantine Expansion					
Mt Stuart Expansion					
Kupe Gas Project					
Darling Downs Power Station					
CSG - Darling Downs					
CSG - Rio Tinto Aluminium					
Legend	Planning & permitting	Construction	Production		

Recent additions to Origin's debt facilities, together with strong cash flow, see Origin well placed to continue to access funds for its ongoing development and growth

Origin already has in place projects and opportunities that will deliver ongoing growth...

- Leading CSG reserves position and increasing production volumes
- Major liquids-rich offshore gas projects progressively coming on-line: BassGas producing, Otway commissioning, Kupe under construction
- Over 900 MW committed, including largest Australian CCGT and Origin's first wind project
- Tenders sought for a further 500 MW OCGT
- Pipeline of over 2000 MW of opportunities
- Good access to markets

...and is well positioned for a carbon constrained future

- Growing CSG reserves
- Lower emissions gas fired generation
- Renewable energy projects and opportunities: geothermal and wind across Australia and New Zealand plus SLIVER® Solar technology
- Leading green energy supplier: 361,000 green customers signed
- Voted Ethical Investor Sustainable Company of the Year 2007

Origin's integrated strategy continues to provide the basis for long term development and growth

origin energy


origin
energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

origin energy

082-34934

origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 February 2008
From	Bill Hundy	Pages	1
Subject	**CORRECTION: INTERIM EX-DIVIDEND DATE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

I confirm details of the interim dividend announced today as follows:

Record date:	11 March 2008
Payment date:	4 April 2008
Amount:	12 cents per share fully franked
Ex-Dividend date:	**4 March 2008** (not 5 March 2008 as previously advised)

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

origin energy

RECEIVED

2008 MAY 30 A 11: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	28 February 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

28 February 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 27 February, the top of the reservoir (Farewell Formation) has been intersected with elevated gas shows and the first of three coring operations has been completed in the 8 -1/2 inch section of the Kupe South 6 (KS-6) well. The planned total depth for the section is 3,381m MDRT. Upon completion, it is planned to run and cement the 5 inch liner.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,895m	3,042m
KS-7	566m	2,000m	3,116m	
KS-8	568m	2,184m	3,429m	

*Depths are cumulative and show total well depth.

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

RECEIVED

2008 MAY 30 A 11: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 February 2008
From	Bill Hundy	Pages	2
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached a letter being sent to Origin shareholders regarding an unsolicited offer to purchase their shares.

This document is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

25 February 2008

Dear Shareholder

RE: IMPORTANT NOTICE TO ORIGIN ENERGY SHAREHOLDERS ABOUT UNSOLICITED OFFERS TO BUY YOUR SHARES

We have reason to believe that Origin Energy shareholders may receive an unsolicited offer from a third party to purchase their Origin shares at a price that is substantially below the current market price. Origin does not endorse any unsolicited offers to buy your Origin shares.

Whilst it is not illegal for someone to make an unsolicited offer to buy your shares, such offers must comply with strict legal requirements.

The offer has to tell you the market value of your shares at the date of the offer. Any offer documents should be read very carefully and you should consider the current market value of Origin Energy shares and the terms of the offer and seek advice if necessary, before making a decision.

If you receive an unsolicited offer, the following information may assist you:

- The Origin Energy share price is available on the Origin website at www.originenergy.com.au.

- The Australian Securities and Investments Commission consumer website FIDO has advice for shareholders on how to protect themselves against unexpected offers at www.fido.gov.au.

- To find out if it may be more prudent for shareholders to sell their shares through the Australian Securities Exchange (ASX), details of a licensed stock broker may be obtained from the ASX on 131 279 or via their website at www.asx.com.au/investor/first_time.

If you have any questions please contact the company on 1300 664 446.

Yours faithfully

Kevin McCann
Chairman

origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	22 February 2008
From	Bill Hundy	Pages	53
Subject	CONTACT ENERGY RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2007		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

22 February 2008

Contact invests in sustainable long-term growth

The six months to the end of December 2007 saw Contact Energy deliver a pleasing financial result and make significant progress on strategic initiatives that will underpin the company's long-term growth, Chief Executive David Baldwin said today.

Half year result

Contact recorded Earnings before Net Interest Expense, Income Taxation, Depreciation, Amortisation and Financial Instruments (EBITDAF) of $281.9 million for the six months to 31 December 2007, up slightly from $275.4 million for the six months to 31 December 2006.

After adjusting the reported profit of $117.4 million for one-off items including the $21.3 million gain from the sale of land and rights in the Mokai geothermal field, and the $20.4 million provision associated with the closure of Contact's New Plymouth power station, Contact's underlying earnings after tax for the six months ended 31 December 2007 were $116.1 million. This compares with underlying earnings after tax of $117.2 million for the six months to 31 December 2006.

Mr Baldwin said ongoing increases in natural gas costs continue to be absorbed into the business, with per unit gas costs increasing by 20 per cent over the six months to 31 December 2007 from the corresponding 2006 period.

Contact's electricity generation during the six months to 31 December 2007 was up five per cent in comparison with the six months ended 31 December 2006. This included a nine per cent increase in geothermal generation, driven by Contact's successful drilling programme.

Mr Baldwin said the increase in generation output, particularly in renewables, helped to offset lower wholesale prices during the period. He said this served to reinforce the value of Contact's integrated generation and retail business, and the flexibility and diversity of the company's portfolio.

Contact's total retail customer numbers increased from 587,000 as at 31 December 2006 to 621,000 (excluding LPG franchise customers) as at 31 December 2007. The majority of this increase resulted from Contact's acquisition of the Rockgas LPG business in April 2007.

Geothermal generation development

Mr Baldwin said the company had made good progress in its renewable electricity generation and gas storage strategies, each of which will be important in helping to develop an increasingly renewable electricity generation sector for New Zealand.

In December 2007 the Minister for the Environment agreed to Contact's request to call in the company's resource consent application for its approximately 225 megawatt (MW) Te Mihi geothermal power station, which will be located near Taupo, and consider it under a streamlined consenting process.

"The decision to call in this application recognises the importance of Te Mihi to a secure and sustainable energy supply for the country, and increases our confidence that the plant can be generating electricity by 2011."

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

Mr Baldwin said Contact had also started the first phase of the development of the Tauhara project near Taupo, with earthworks underway for a 20 MW geothermal generation plant on Centennial Drive, for which the company already holds consents. The Centennial Drive geothermal project is expected to be in production in 2009.

"We are also preparing the resource consent application for our proposed Tauhara geothermal power station near Taupo, which would provide a further 225 MW of baseload renewable generation. We expect to file this application in 2008, with the plant generating electricity in 2012."

During the six months to 31 December 2007, Contact sold its interests in geothermal rights and land in the Mokai geothermal field to Mighty River Power for $27.3 million. The decision was made to sell the interests in order to focus Contact's geothermal development programme on the company's Tauhara and Te Mihi projects. Development of the Mokai rights would have been complicated, given the existing rights of Mighty River Power and the Tuaropaki Trust in the same field.

Wind

In October 2007 Contact announced its intention to develop a significant wind farm along 40 kilometres of isolated farmland to the south of Port Waikato. The wind farm is known as Hauāuru mā raki, meaning 'north-west wind' and is expected to be approximately 550 MW in capacity.

Mr Baldwin said Contact had been working constructively with local authorities since well before the project announcement, and a consultation programme with surrounding landowners and communities would continue through 2008.

A resource consent application for the project is expected to be filed over the coming months.

Located close to the major North Island load centres of Hamilton and Auckland, this project would generate enough clean, renewable electricity to power around 200,000 homes per year.

Mr Baldwin said the investment in Hauāuru mā raki would be approximately $1.5 billion, and the project would be built in stages, starting early next decade.

Thermal generation

Mr Baldwin said with much higher levels of wind energy in the system, fast-start gas-fired peaking plants will have a vital role to play in firming wind generation and, in doing so, supporting the development of renewables. Peaking capacity will also be important for North Island energy security.

"For times when wind and hydro generation are not available, Contact is proposing to develop up to 300 MW of fast-start peaking capacity which can be at full load within 10 minutes. Current technology also means that this fast-start plant is significantly more efficient than older thermal power stations.

"This new peaking capacity will be constructed at the site of Contact's Stratford power station and we expect the first 200 MW to be operational before the winter of 2010."

Mr Baldwin said Contact's consented 400 MW combined-cycle gas-fired power station at Otahuhu in Auckland was placed on hold in February 2007 while the company focused on developing its renewable generation options.

"Otahuhu C is clearly the country's best baseload thermal generation option, and remains on hold should New Zealand require it at some point in the future," he said.

Development of gas storage facility

Mr Baldwin said Contact was delighted to secure a gas storage option through Contact and Origin Energy's purchase of Swift Energy's New Zealand oil and gas assets in December 2007. The acquisition is expected to be completed by April 2008.

Contact will contribute approximately $54 million to the total purchase price of $115 million to own and develop the onshore Ahuroa gas field in Taranaki as a storage facility, and purchase the remaining recoverable gas and LPG reserves in the Ahuroa reservoir.

"With the decline of the Maui gas field, the flexibility Contact once had in gas supply contracts has been replaced with obligations which require customers to take gas at high and fixed rates each day, or which impose adverse financial consequences if the gas is not taken. This creates a situation where natural gas is being used when there may be more cost effective forms of energy.

"Gas storage will enable Contact to store the gas at times when it has access to lower cost generation alternatives. It will allow the company to use its gas-fired power stations when market conditions justify and will provide the flexibility required to operate new fast-start peaking plants once these plants are operational.

"The development of an underground gas storage facility is an important step in enabling gas-fired peaking plants to support the country's commitment to new renewables, and will reduce the chances of natural gas being burned when market conditions do not require or support it."

Mr Baldwin said Contact was aiming to have the underground gas storage facility fully operational in 2010.

Outlook

Mr Baldwin said Contact was on track for a solid full year result. With market conditions currently favouring the company's geographic and fuel diversity, Contact expects to deliver a full year EBITDAF approximately four per cent higher than in 2007.

Dividend

The Contact Board has resolved to increase the interim dividend for the 2008 financial year by 10 per cent to 11 cents per share (fully imputed). The increase reflects the continued confidence the Board has in the company's performance, its outlook and progress on strategic initiatives. This dividend will be paid on 26 March 2008.

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

082-34934

Appendix 1 (Listing Rule 10.4)
Half Year Preliminary Announcement
Contact Energy Ltd

Contact Energy Limited	
Results for announcement to the market	
Basis of Report	Unaudited
Reporting Period	6 months to 31 December 2007
Previous Reporting Period	6 months to 31 December 2006

	Amount ($000s)	Percentage change
Operating Revenue	1,116,562	12%
Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)	281,927	2%
Profit for the Period	117,428	(4%)
Underlying Earnings After Tax[1]	116,134	(1%)
Basic and Diluted Earnings Per Share (Cents)	20.36	(4%)
Underlying Earning Per Share (Cents) [1]	20.14	(1%)

Dividend	Amount per security	Imputed amount per security	Supplementary Dividend
INTERIM	$0.11	$0.054179	$0.019412

Record Date	7 March 2008
Dividend Payment Date	26 March 2008
Share Top Up Plan Election Date[2]	22 February 2008

	31 December 2007	31 December 2006
Net Tangible Assets per Share	$4.76	$4.20

Details of Associates and Joint Venture Entities	Interest Held by Group	
Investments in Associates	31 December 2007	31 December 2006
Oakey Power Holdings Pty Limited	25%	25%
Rockgas Timaru Limited	50%	-
Investment in Jointly Controlled Entity		
Gasbridge Joint Venture	50%	50%

Comments:	1. Underlying Earnings After Tax and Underlying Earnings Per Share exclude one off items and Change in Fair Value of Financial Instruments (net of tax). Refer to Note 2 of the financial statements for the six months ended 31 December 2007 for calculation. 2. The Share Top Up Plan is available to

	shareholders holding 5,000 or fewer shares whereby they can elect to acquire existing shares on-market funded by their regular dividend payments. The Share Top Up Plan is not, in itself, a dividend or distribution.

Attachments:

- Management Discussion & Analysis
- Unaudited Financial Statements for the six months ended 31 December 2007
- KPMG Review Report

22 February 2008

Management discussion of unaudited consolidated financial results for the six months ended 31 December 2007

Financial review

Contact Energy recorded Earnings before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the six months ended 31 December 2007 of $281.9 million, up two per cent from $275.4 million for the six months ended 31 December 2006.

Key factors that contributed to the current result include:

- an increase in electricity generation volumes
- an increase in electricity revenue, driven by increases in both retail sales volumes and prices
- an increase in operating revenues and costs resulting from the addition of Rockgas, and
- an increase in natural gas costs.

After adjusting the reported profit of $117.4 million for the period for one-off items including the $21.3 million gain from the sale of land and rights in the Mokai geothermal field, and a provision of $20.4 million associated with the retirement of Contact's New Plymouth power station, Contact's underlying earnings after tax for the six months ended 31 December 2007 were $116.1 million. This compares with underlying earnings after tax of $117.2 million for the six months to 31 December 2006.

Key financial information

	6 Months Ended 31 Dec 2007 $million	6 Months Ended 31 Dec 2006 $million
Operating Revenue	1,116.6	995.1
Operating Expenses [1]	(834.6)	(719.7)
EBITDAF[2]	**281.9**	**275.4**
Depreciation and Amortisation	(74.3)	(69.2)
Equity Accounted Earnings of Associates	1.2	0.9
Change in Fair Value of Financial Instruments	0.6	8.5
Retirement of New Plymouth power station	(30.5)	-
Gain on Sale of Mokai geothermal land and rights	21.3	-
Earnings Before Net Interest Expense and Income Tax (EBIT)	**200.3**	**215.5**
Net Interest Expense	(35.5)	(32.2)
Income Tax Expense	(47.4)	(60.5)
Profit for the Period	**117.4**	**122.9**
Underlying Earnings After Tax for the Period[3]	**116.1**	**117.2**
Underlying Earnings Per Share (cents)	**20.14**	**20.33**
Shareholders' Equity	**2,927.7**	**2,602.0**

(1) Includes retail electricity purchases.

(2) Earnings before net interest expense, income tax, depreciation, amortisation and financial instruments.

(3) The underlying earnings after tax remove one-off items; the most significant is the $21.3 million post tax gain from the sale of land and rights in the Mokai geothermal field, and one-off costs of $20.4 million associated with the retirement of Contact's New Plymouth power station.

Retail segment	6 Months Ended 31 Dec 2007 $ million	6 Months Ended 31 Dec 2006 $ million
Retail Electricity Revenue	641.0	605.3
Gas Revenue Wholesale	36.7	17.8
Gas Revenue Retail	47.1	53.2
LPG Revenue [(1)]	68.3	-
Other Retail Revenue	7.6	3.9
Total Retail Revenue	**800.8**	**680.2**
Retail Electricity Purchases	(224.9)	(232.4)
Electricity Transmission, Distribution and Levies	(223.4)	(218.3)
Gas Purchases and Transmission	(71.3)	(52.9)
LPG Purchases [(1)]	(53.6)	-
Labour Costs and Other Operating Expenses	(70.0)	(55.3)
Total Operating Expenses	**(643.1)**	**(558.8)**
EBITDAF	**157.6**	**121.3**
Depreciation and Amortisation	(11.2)	(7.3)
Segment Result	**146.4**	**114.1**
Average Electricity Purchase Price ($ per MWh)	52.09	55.53
Retail Electricity Sales (GWh)	4,064	3,950
Electricity Customer Numbers	514,000	511,000
Gas Sales Wholesale Customers (PJ)	6.6	3.4
Gas Sales Retail Customers (PJ)	2.2	2.7
Gas Sales LPG Customers (tonnes) [(1)]	46,000	-
Gas Customer Numbers	74,000	76,000
LPG Customer Numbers (excluding franchisees)	33,000	-

(1) Represents six months of operations of Rockgas LPG business since acquisition on 30 April 2007.

Retail electricity

Contact's retail electricity business has performed well over the six months ended 31 December 2007, with gross retail electricity revenue of $641.0 million, up from $605.3 million for the six months to 31 December 2006.

This increase was due to increases in both volumes and prices. Retail electricity sales for the six months to 31 December 2007 were 4,064 gigawatt hours (GWh), up three per cent from 3,950 GWh for the six months ended 31 December 2006. The average sales price also increased by three per cent in the period ended 31 December 2007. Total electricity customer numbers as at 31 December 2007 were 514,000, up from 511,000 as at 31 December 2006.

The average electricity purchase price was $52.09 per megawatt hour (MWh) for the six months to 31 December 2007, down slightly from $55.53 per MWh for the six months to the end of December 2006.

Electricity transmission, distribution and levies for the six months ended 31 December 2007 were $223.4 million, up two per cent from $218.3 million for the six months ended 31 December 2006.

Labour costs and operating expenses

Labour costs and other operating expenses attributable to the retail segment increased to $70.0 million from $55.3 million, largely as a result of the integration of the Rockgas LPG business into Contact, as well as underlying increases in labour costs.

Retail gas

Retail gas revenue for the six months ended 31 December 2007 was $47.1 million, down from $53.2 million for the six months ended 31 December 2006. Retail gas volume for the six months ended 31 December 2007 was 2.2 petajoules (PJ), down from 2.7 PJ for the six months ended 31 December 2006. This decrease is primarily due to reduced demand as a result of warmer weather conditions and a decrease in customer numbers.

The average cost of gas for retail (excluding transmission) increased by about 20 per cent to $5.34 per gigajoule (GJ). The average retail gas transmission cost for the six months ended 31 December 2007 was $10.26 per GJ, up 10 per cent from $9.33 per GJ for the six months ended 31 December 2006.

Contact had 74,000 retail gas customers as at 31 December 2007, compared with 76,000 as at 31 December 2006.

Generation segment

	6 Months Ended 31 Dec 2007 $ million	6 Months Ended 31 Dec 2006 $ million
Wholesale Electricity Revenue	306.4	306.5
Steam Revenue	7.1	6.7
Other Wholesale Revenue	2.2	1.7
Total Wholesale Revenue	**315.7**	**314.9**
Electricity Transmission, Distribution and Levies	(21.8)	(18.2)
Gas Purchases and Transmission	(127.2)	(100.9)
Labour Costs and Other Operating Expenses	(42.4)	(41.7)
Total Operating Expenses	**(191.5)**	**(160.8)**
EBITDAF	**124.1**	**154.0**
Depreciation	(63.0)	(61.6)
Segment Result	**61.2**	**92.4**
Average Wholesale Electricity Price ($ per MWh) (1)	48.53	51.45
Gas Used in Internal Generation (PJ)	22.1	21.1
Gas Cost Including Transmission ($ per GJ)	5.75	4.78
Thermal Generation (GWh)	2,821	2,693
Geothermal Generation (GWh)	1,085	997
Hydro Generation (GWh)	1,968	1,907
Total Generation (GWh)	5,874	5,597

(1) This price excludes contracts for differences.

Contact's total electricity generation for the six months ended 31 December 2007 was 5,874 GWh, a five per cent increase from 5,597 GWh generated in the six months ended 31 December 2006. The increase in total generation was made up of increases across all of Contact's generation types.

The increase in Contact's generation was balanced by softer wholesale electricity prices which averaged $48.53 per MWh across the period, down six per cent from $51.45 per MWh for the six months ended 31 December 2006.

Contact's geothermal generation increased by 88 GWh (nine per cent) relative to the six month period ended 31 December 2006. Contact's geothermal drilling programme and the new resource consents granted for Contact's Wairakei geothermal operations in May 2007 resulted in increased output at both Ohaaki and Wairakei. Further capacity gains enabled by the new consents are expected during the second half of the 2008 financial year.

Gas costs

Contact's gas costs continued to increase over the period as Contact's cheaper legacy gas entitlements were replaced with more expensive gas supply arrangements. The average gas purchase price, excluding transmission and the impact of inflexibility, was $5.34 per GJ for the six months ended 31 December 2007, an increase of 20 per cent from $4.43 per GJ for the six months ended 31 December 2006.

Income tax expense

Income tax expense for the six months ended 31 December 2007 was $47.4 million, compared with $60.5 million for the same period in 2006. The effective tax rate for the six months ended 31 December 2007 was 28.7 per cent, compared with 33 per cent for the same period in 2006. The reduction in the effective tax rate is primarily due to the non-taxable gain on sale of the Mokai geothermal rights.

The effective tax rate is expected to be approximately 33.0 per cent for the six months ending 30 June 2008, resulting in an expected tax rate for the full year of approximately 31.0 per cent.

Financial position

The company continues to maintain a strong financial position with gearing of net debt to net debt plus equity being 22 per cent and is well placed to fund its future growth programme.

As at 31 December 2007 Contact's evergreen committed credit facilities totalled $510.0 million, of which $425.6 was available.

Based on the New Zealand dollar equivalent of borrowings, net of foreign exchange hedging, net debt increased to $820.5 million as at 31 December 2007 from $735.7 million as at 31 December 2006. This increase of $84.8 million is primarily due to a decrease in short-term deposits which were applied to fund the acquisition of the Rockgas LPG business in April 2007, and increased capital expenditure in the period.

In September 2007, term debt of $277.8 million was repaid utilising funds on hand.

Capital expenditure and commitments

Contact's capital expenditure for the six months ended 31 December 2007 was $92.2 million, compared with $62.7 million in the period ended 31 December 2006. The majority of this increase is growth capital expenditure, largely in relation to geothermal generation.

Total commitments for capital expenditure, investments and operating leases as at 31 December 2007 were $191.5 million, compared with $187.8 million as at 31 December 2006.

Outlook

Contact is on track for a solid full year result. With market conditions currently favouring the company's geographic and fuel diversity, Contact expects to deliver a full year EBITDAF approximately four per cent higher than in 2007.

Dividend declaration

The Contact Board has resolved to increase the interim dividend for the 2008 financial year by 10 per cent to 11 cents per share (fully imputed). The increase reflects the continued confidence the Board has in the company's performance, its outlook and progress on strategic initiatives. This dividend will be paid on 26 March 2008.

Contact Energy Limited and Subsidiaries

Income statement

for the six months ended 31 December 2007

	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Operating Revenue				
Wholesale Electricity Revenue		306,388	306,455	630,363
Retail Electricity Revenue		641,049	605,304	1,170,180
Gas Revenue		83,774	71,022	148,016
LPG Revenue		68,312	-	25,335
Steam Revenue		7,068	6,749	12,169
Other Revenue		9,971	5,601	11,903
		1,116,562	**995,131**	**1,997,966**
Operating Expenses				
Retail Electricity Purchases		(224,881)	(232,440)	(455,787)
Electricity Transmission, Distribution and Levies		(245,232)	(236,496)	(452,522)
Gas Purchases and Transmission		(198,484)	(153,736)	(325,341)
LPG Purchases		(53,597)	-	(17,910)
Labour Costs		(39,861)	(29,601)	(62,424)
Other Operating Expenses		(72,580)	(67,446)	(140,291)
		(834,635)	**(719,719)**	**(1,454,275)**
Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)		281,927	275,412	543,691
Depreciation and Amortisation		(74,292)	(69,186)	(139,280)
Equity Accounted Earnings of Associates		1,206	851	707
Change in Fair Value of Financial Instruments	10	609	8,470	23,259
Retirement of New Plymouth Power Station	4	(30,497)	-	-
Gain on Sale of Mokai Geothermal Land and Rights	5	21,319	-	-
		(81,655)	**(59,865)**	**(115,314)**
Earnings Before Net Interest Expense and Income Tax (EBIT)		200,272	215,547	428,377
Net Interest Expense	6	(35,469)	(32,163)	(62,657)
Profit Before Income Tax		164,803	183,384	365,720
Income Tax Expense	7	(47,375)	(60,491)	(118,981)
Change in Corporate Income Tax Rate		-	-	(7,112)
Profit for the Period		117,428	122,893	239,627
Basic and Diluted Earnings Per Share (Cents)		20.36	21.31	41.56

Supplementary disclosure

Underlying earnings after tax is presented to allow readers to make a more accurate assessment and comparison of underlying earnings after removing one off items and the Change in Fair Value of Financial Instruments.

Underlying Earnings After Tax	2	116,134	117,218	231,155
Underlying Earnings Per Share (Cents)	2	20.14	20.33	40.09

The accompanying notes form an integral part of these financial statements.

Statement of changes in equity

for the six months ended 31 December 2007

	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Profit for the Period		**117,428**	**122,893**	**239,627**
Change in Foreign Currency Translation Reserve		157	(80)	(109)
Change in Asset Revaluation Reserve		-	-	349,235
Change in Cash Flow Hedge Reserve	10	3,515	19,155	5,630
Total Recognised Revenues and Expenses		**121,100**	**141,968**	**594,383**
Dividends Paid	8	(98,028)	(92,261)	(149,924)
Share Based Payments		427	-	419
Business Combination of Commonly Controlled Entities		-	-	(92,942)
Changes in Equity for the Period		**23,499**	**49,707**	**351,936**
Equity at Start of the Period		**2,904,179**	**2,552,243**	**2,552,243**
Equity at End of the Period		**2,927,678**	**2,601,950**	**2,904,179**
Represented by:				
Share Capital		780,358	780,037	780,196
Foreign Currency Translation Reserve		207	79	50
Asset Revaluation Reserve		1,900,718	1,551,483	1,900,718
Cash Flow Hedge Reserve		3,808	13,818	293
Share Based Payment Reserve		525	-	260
Retained Earnings		242,062	256,533	222,662
Equity at End of the Period		**2,927,678**	**2,601,950**	**2,904,179**

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

Balance sheet

as at 31 December 2007

	Note	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
SHAREHOLDERS' EQUITY		**2,927,678**	**2,601,950**	**2,904,179**
Represented by:				
Current Assets				
Cash and Short Term Deposits		16,730	296,548	178,984
Receivables and Prepayments		195,184	161,970	222,477
Inventories		20,796	18,719	23,289
Derivative Financial Instruments	10	5,009	2,973	1,989
Total Current Assets		**237,719**	**480,210**	**426,739**
Non-current Assets				
Property, Plant and Equipment		4,319,566	3,833,603	4,308,203
Intangible Assets		182,065	178,778	182,189
Investment in Associates		6,833	7,818	6,210
Other Financial Assets		2,935	-	2,935
Derivative Financial Instruments	10	39,752	44,360	43,023
Other Non-current Assets		5,373	2,987	2,629
Total Non-current Assets		**4,556,524**	**4,067,546**	**4,545,189**
TOTAL ASSETS		**4,794,243**	**4,547,756**	**4,971,928**
Current Liabilities				
Borrowings	9	89,011	6,559	3,020
Current Portion of Term Borrowings	9	-	205,367	196,611
Derivative Financial Instruments	10	717	75,591	85,809
Payables and Accruals		205,741	174,350	248,700
Taxation Payable		11,329	10,925	2,409
Provisions	11	30,547	3,337	3,525
Total Current Liabilities		**337,345**	**476,129**	**540,074**
Non-current Liabilities				
Borrowings	9	553,518	575,602	513,683
Derivative Financial Instruments	10	200,973	178,695	242,986
Provisions	11	27,525	21,717	25,880
Deferred Taxation		744,752	689,616	742,173
Other Non-current Liabilities		2,452	4,047	2,953
Total Non-current Liabilities		**1,529,220**	**1,469,677**	**1,527,675**
TOTAL LIABILITIES		**1,866,565**	**1,945,806**	**2,067,749**
NET ASSETS		**2,927,678**	**2,601,950**	**2,904,179**

The accompanying notes form an integral part of these financial statements.

082-34934

Contact Energy Limited and Subsidiaries

Statement of cash flows

for the six months ended 31 December 2007

	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash Provided from:				
Receipts from Customers		1,146,518	1,052,033	1,996,958
Cash Applied to:				
Payments to Suppliers and Employees		(869,152)	(802,776)	(1,474,909)
Supplementary Dividend Paid to Shareholders	8, 1	(10,189)	(9,769)	(15,758)
Taxation Paid		(30,400)	(30,500)	(88,300)
		(909,741)	(843,045)	(1,578,967)
Net Cash Inflow from Operating Activities		**236,777**	**208,988**	**417,991**
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash Provided from:				
Proceeds from Sale of Mokai Geothermal Land and Rights	5	27,252	-	-
Interest Received	1	4,172	10,809	24,943
Loan from Associate		1,051	-	-
Associate Dividends Received		829	1,254	2,761
		33,304	12,063	27,704
Cash Applied to:				
Purchase of Property, Plant and Equipment		(98,754)	(64,434)	(145,148)
Retirement of New Plymouth Power Station	4	(1,524)	-	-
Purchase of Subsidiary		-	-	(159,432)
Repayment of Loan from Associate		-	(834)	(3,035)
		(100,278)	(65,268)	(307,615)
Net Cash (Outflow) to Investing Activities		**(66,974)**	**(53,205)**	**(279,911)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash Provided from:				
Gross Proceeds from Borrowings		91,267	-	-
Cash Applied to:				
Interest Paid	1	(40,710)	(42,439)	(82,919)
Ordinary Dividend Paid to Shareholders	8	(98,028)	(92,261)	(149,924)
Repayment of Borrowings		(284,033)	(6,776)	(8,017)
		(422,771)	(141,476)	(240,860)
Net Cash (Outflow) to Financing Activities		**(331,504)**	**(141,476)**	**(240,860)**
Net (Decrease)/Increase in Cash and Cash Equivalents		(161,701)	14,307	(102,780)
Add: Cash and Cash Equivalents at the Start of the Period		177,948	280,728	280,728
Cash and Cash Equivalents at the End of the Period		**16,247**	**295,035**	**177,948**
Cash and Cash Equivalents is comprised of:				
Bank Overdraft		(483)	(1,513)	(1,036)
Cash and Short Term Deposits		16,730	296,548	178,984
		16,247	**295,035**	**177,948**

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

Statement of cash flows continued

for the six months ended 31 December 2007

RECONCILIATION OF PROFIT FOR THE PERIOD TO CASH FLOWS FROM OPERATING ACTIVITIES	Note	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Profit for the Period		**117,428**	**122,893**	**239,627**
Items Classified as Investing/Financing				
Retirement of New Plymouth Power Station	4	30,497	-	-
Gain on Sale of Mokai Geothermal Land and Rights	5	(21,319)	-	-
Net Interest Expense	6	35,469	32,163	62,657
		44,647	32,163	62,657
Non-cash Items				
Bad and Doubtful Accounts		2,407	2,823	5,395
Movement in Provisions		784	(628)	(149)
Share Based Payments		530	-	550
Depreciation and Amortisation		74,292	69,186	139,280
Equity Accounted (Earnings) of Associates		(1,206)	(851)	(707)
Change in Fair Value of Financial Instruments	10	(609)	(8,470)	(23,259)
(Decrease)/Increase in Deferred Taxation		766	1,736	7,581
Impact of Change in Corporate Income Tax Rate		-	-	7,112
Other		(364)	-	-
		76,600	63,796	135,803
Operating Cash Profit for the Period		**238,675**	**218,852**	**438,087**
Movement in Working Capital				
Decrease/(Increase) in Receivables and Prepayments		24,870	56,368	(3,031)
Decrease in Taxation Receivable		-	-	7,311
Decrease/(Increase) in Inventories		738	(232)	(3,005)
Increase/(Decrease) in Payables and Accruals		(33,526)	(84,486)	(21,371)
(Decrease)/Increase in Taxation Payable		8,920	18,486	-
(Increase) in Other Non-current Assets		(2,900)	-	-
		(1,898)	(9,864)	(20,096)
Net Cash Inflow from Operating Activities		**236,777**	**208,988**	**417,991**

Notes to the financial statements
for the six months ended 31 December 2007

1 Statement of accounting policies

Reporting entity

Contact Energy Limited (the Company) is a profit-oriented company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Market. The Company is an issuer in terms of the Financial Reporting Act 1993.

The unaudited interim consolidated financial statements (the financial statements) for Contact Energy Limited as at and for the six months ended 31 December 2007 comprise the Company and its subsidiaries and their interest in associates and jointly controlled entities (together referred to as Contact).

Contact is a diversified and integrated energy company, focusing on the wholesale generation of electricity and the retail sale of electricity, natural gas and LPG, and related services in New Zealand.

Basis of preparation

The functional and reporting currency used in preparation of the financial statements is New Zealand dollars, rounded to the nearest thousand.

The financial statements have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard *NZIAS 34 Interim Financial Reporting* (NZIAS 34) and include condensed notes to the financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the financial statements and related notes included in Contact's Annual Report for the year ended 30 June 2007 (2007 Annual Report). The accounting policies set out in the 2007 Annual Report have been applied consistently to all periods presented in these financial statements. There have been no changes in accounting policies from those applied in Contact's 2007 Annual Report.

Contact has elected not to early adopt the standards and not to apply interpretations that have been issued but are not yet effective.

Certain presentational changes have been made to the Statement of cash flows to allow the readers to make a more accurate assessment of Contact's sustainable operating cash flows before funding costs. These changes, which have been applied retrospectively, are listed below:

- Reclassification of interest paid from Operating Activities to Financing Activities.
- Reclassification of interest received from Operating Activities to Investing Activities.
- Reclassification of Supplementary Dividend paid from Financing Activities to Operating Activities.

Accounting estimates and judgements

The preparation of the financial statements in conformity with NZIAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Contact's significant areas of estimation and critical judgements in these financial statements are summarised below.

Generation Plant and Equipment
Goodwill
Retail Revenue
Restoration and Environmental Rehabilitation
Financial Instruments
Retirement of New Plymouth Power Station

This list is consistent with that set out in the 2007 Annual Report, except for the addition of the Retirement of New Plymouth Power Station, which is discussed in Note 4.

Notes to the financial statements continued
for the six months ended 31 December 2007

2 Underlying earnings after tax

Underlying earnings after tax is presented to allow readers to make a more accurate assessment and comparison of underlying earnings after removing one off items and the Change in Fair Value of Financial Instruments.

	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Profit for the Period	**117,428**	**122,893**	**239,627**
Change in Fair Value of Financial Instruments	(609)	(8,470)	(23,259)
Retirement of New Plymouth Power Station	30,497	-	-
Gain on Sale of Mokai Geothermal Land and Rights	(21,319)	-	-
Adjustments before Income Tax	8,569	(8,470)	(23,259)
Income Tax Expense*	(9,863)	2,795	7,675
Change in Corporate Income Tax Rate	-	-	7,112
Adjustments after Income Tax	(1,294)	(5,675)	(8,472)
Underlying Earnings After Tax	**116,134**	**117,218**	**231,155**
Underlying Earnings Per Share (Cents)	20.14	20.33	40.09

* Tax has been applied at 33 per cent for all adjustments except for Gain on Sale of Mokai Geothermal Land and Rights, which is non-taxable.

Notes to the financial statements continued
for the six months ended 31 December 2007

3 Segment reporting

Contact's primary reporting format is business segments. All business segments are fully integrated within New Zealand.

Contact comprises the following main business segments:

Retail

The Retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services.

Generation

The Generation segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market.

The segment result includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Items not directly attributable to, or those that can not be allocated on a reasonable basis to, the Retail or Generation segments are included in the Other segment.

Wholesale electricity purchase costs for the Retail segment are based on spot prices prevailing in the New Zealand wholesale electricity market at the relevant time, and at the relevant grid exit purchase node. Similarly, the revenues received by the Generation segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between the segments in proportion to consumption. Gas transmission and distribution charges are allocated to the segments within which they are incurred.

For the six months ended 31 December 2007

Unaudited	Retail $000	Generation $000	Other $000	Group Total $000
Segment Revenue	800,766	315,661	135	1,116,562
EBITDAF	157,644	124,148	135	281,927
Depreciation and Amortisation of Segment Assets	(11,206)	(62,962)	(124)	(74,292)
Segment Result	146,438	61,186	11	207,635
Equity Accounted Earnings of Associate				1,206
Change in Fair Value of Financial Instruments				609
Retirement of New Plymouth Power Station				(30,497)
Gain on Sale of Mokai Geothermal Land and Rights				21,319
Net Interest Expense				(35,469)
Income Tax Expense				(47,375)
Profit for the Period				117,428

For the six months ended 31 December 2006

Unaudited	Retail $000	Generation $000	Other $000	Group Total $000
Segment Revenue	680,209	314,875	47	995,131
EBITDAF	121,333	154,032	47	275,412
Depreciation and Amortisation of Segment Assets	(7,276)	(61,619)	(291)	(69,186)
Segment Result	114,057	92,413	(244)	206,226
Equity Accounted Earnings of Associate				851
Change in Fair Value of Financial Instruments				8,470
Net Interest Expense				(32,163)
Income Tax Expense				(60,491)
Profit for the Period				122,893

Notes to the financial statements continued
for the six months ended 31 December 2007

4 Retirement of New Plymouth power station

On 20 December 2007, Contact announced the retirement of its 31-year-old New Plymouth power station following discovery of asbestos at the station in September 2007.

The financial impact of the decision to close the plant permanently is recorded in the period ended 31 December 2007 as an expense of $30.5 million. This expense principally represents an estimate of the cost to decommission the plant and redundancy costs. No impairment of the New Plymouth asset has been recorded on the basis that the recoverable amount of the asset, based on an assessed fair value less costs to sell, exceeds the carrying amount.

Given the decision to retire the plant was only made in the last month of the reporting period ended 31 December 2007, a detailed project plan and costing for decommissioning was not complete at that date. Accordingly, in calculating the provision for retirement of the power station, estimates have been made as to the expected expenditures to decommission the plant based on the status of contractor negotiations at the end of the reporting period. Refer Note 11.

As the project plan to close the station progresses, the actual costs to decommission may differ from this estimate.

Contact has entered into financial arrangements in the wholesale electricity market that are expected to provide a broadly equivalent degree of flexibility to that previously provided by the New Plymouth power station.

5 Sale of Mokai geothermal land and rights

In November 2007, Contact sold land and geothermal rights relating to the Mokai geothermal field, north of Taupo, to Mighty River Power and the Tuaropaki Trust. Contact received $27.3 million as a result of selling the Mokai land and rights giving rise to a non-taxable gain of $21.3 million.

6 Net interest expense

	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Interest Cost	(40,407)	(43,049)	(85,661)
Interest Income	4,170	10,886	23,004
Interest Capitalised	768	-	-
Net Interest Expense	**(35,469)**	**(32,163)**	**(62,657)**

Contact commenced capitalising interest from 1 July 2007 principally in respect of expenditure categorised as Development Capital Work in Progress. Development Capital Work in Progress primarily represents expenditure incurred to date on Contact's renewable generation programme to develop wind and additional geothermal generation capacity.

Notes to the financial statements continued
for the six months ended 31 December 2007

7 Income tax expense

The Income Tax Expense for the six months ended 31 December 2007 reflects an effective income tax rate of 28.7 per cent (31 December 2006: 33.0 per cent; 30 June 2007 32.5 per cent).

The effective tax rate for Contact differs from the statutory rate of 33.0 per cent principally due to the non-taxable Gain on Sale of Mokai Geothermal Land and Rights realised in the period. In determining the effective tax rate, different income tax rates have been applied to different categories of income of the interim period. A tax rate of zero per cent has been applied to the non-taxable Gain on the Sale of Mokai Geothermal Land and Rights. A tax rate of 33.0 per cent has been applied to all other income of the interim period income.

The effective tax rate is expected to be approximately 33.0 per cent for the six months ending 30 June 2008 resulting in an expected effective tax rate for the full year ending 30 June 2008 of approximately 31.0 per cent.

8 Dividends paid

	Dividend Payment Date	Unaudited 6 Months Ended 31 December 2007		Unaudited 6 Months Ended 31 December 2006		Audited 12 Months Ended 30 June 2007	
		$000	Cents Per Share	$000	Cents Per Share	$000	Cents Per Share
2006 Year Final Dividend	21 September 2006			92,261	16.0	92,261	16.0
2007 Year Interim Dividend	23 March 2007					57,663	10.0
2007 Year Final Dividend	25 September 2007	98,028	17.0				
Supplementary Dividend		10,189		9,769		15,758	
Foreign Investor Tax Credit		(10,189)		(9,769)		(15,758)	
Total Dividends Paid		**98,028**		**92,261**		**149,924**	
Current period fully imputed dividend on ordinary shares, declared subsequent to reporting period. Refer to note 14.		63,430	11.0	57,663	10.0	98,028	17.0

Notes to the financial statements continued
for the six months ended 31 December 2007

9 Borrowings

Current Borrowings	Borrowing Currency Denomination	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
Bank Overdraft	NZD	483	1,513	1,036
Commercial Paper	NZD	54,421	-	-
Committed Credit Facilities	NZD	30,000	-	-
Loan from Associate	AUD	2,579	3,741	1,495
Other Short Term Loans	NZD	856	1,114	-
Finance Lease Liabilities	NZD	672	191	489
Total Current Borrowings		**89,011**	**6,559**	**3,020**

Current Portion of Term Borrowings		$000	$000	$000
Floating Rate Medium Term Note	AUD	-	134,335	131,895
Floating Rate Transferable Loan Certificate	USD	-	71,032	64,716
Total Current Portion of Term Borrowings		**-**	**205,367**	**196,611**

Non-current Borrowings		$000	$000	$000
Fixed Rate Senior Notes	USD	552,798	575,254	512,966
Finance Lease Liabilities	NZD	720	348	717
Total Non-current Borrowings		**553,518**	**575,602**	**513,683**

New Zealand Dollar equivalent of borrowings

The New Zealand Dollar equivalent of borrowings after the effect of the foreign exchange hedging of the borrowings is presented in the table below. Foreign currency denominated term borrowings are hedged by Cross Currency Interest Rate Swaps. Refer Note 10.

	Borrowing Currency Denomination	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
Current Borrowings		**89,011**	**6,559**	**3,020**
Term Borrowings (Current and Non-current)				
Finance Lease Liabilities		720	348	717
Floating Rate Medium Term Note	AUD	-	158,730	158,730
Floating Rate Transferable Loan Certificate	USD	-	119,048	119,048
Fixed Rate Senior Notes	USD	747,527	747,527	747,527
		748,247	1,025,653	1,026,022
		837,258	1,032,212	1,029,042

Notes to the financial statements continued
for the six months ended 31 December 2007

9 Borrowings continued

Repayment of borrowings

In September 2007, Contact repaid $277.8 million of term debt representing the AUD Floating Rate Medium Term Note ($158.7 million) and the USD Floating Rate Transferable Loan Certificate ($119.1 million).

Credit facilities

During the period, Contact secured additional committed credit facilities totalling $210.0 million, increasing its total evergreen committed credit facilities to $510.0 million. $360.0 million of the facilities currently matures in May 2010, and $150.0 million currently matures in December 2012.

These committed credit facilities also support a $250.0 million Commercial Paper Programme.

Drawdowns under each of the facilities are summarised in the table above.

10 Financial instruments

Fair value of derivative financial instruments

The fair values of the significant types of derivative financial instruments outstanding, together with the designation of their hedging relationship, are summarised below:

	Hedge Accounting Designation	Group Unaudited 31 December 2007 $000	Group Unaudited 31 December 2006 $000	Group Audited 30 June 2007 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	(194,637)	(244,632)	(315,572)
Interest Rate Derivatives	No Hedge	29,291	13,504	28,422
Forward Foreign Exchange Derivatives	Cash Flow Hedge	(699)	(2,929)	(4,505)
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	(6,354)	(6,725)	(8,718)
Electricity Price Hedges	Cash Flow Hedge	15,470	33,829	16,590
Total Derivative Financial Instruments (Liabilities)/Assets		**(156,929)**	**(206,953)**	**(283,783)**
Current Assets		5,009	2,973	1,989
Non-current Assets		39,752	44,360	43,023
Current Liabilities		(717)	(75,591)	(85,809)
Non-current Liabilities		(200,973)	(178,695)	(242,986)
		(156,929)	**(206,953)**	**(283,783)**

The Changes in the Fair Value of Financial Instruments recognised in the Income Statement and Equity are summarised below:

Income Statement	Hedge Accounting Designation	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	120,935	(88,744)	(159,684)
Borrowings	Fair Value Hedge	(120,999)	88,803	159,848
		(64)	59	164
Interest Rate Derivatives	No Hedge	470	8,684	23,210
Forward Foreign Exchange Derivatives	Cash Flow Hedge	-	138	205
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	155	185	358
Electricity Price Hedges	Cash Flow Hedge	48	(596)	(678)
Gain/(Loss) in fair value		**609**	**8,470**	**23,259**

Notes to the financial statements continued
for the six months ended 31 December 2007

10 Financial instruments continued

Cash Flow Hedge Reserve	Hedge Accounting Designation	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Interest Rate Derivatives	No Hedge	400	367	761
Forward Foreign Exchange Derivatives	Cash Flow Hedge	3,807	(6,076)	(7,680)
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	2,209	(4,554)	(6,721)
Electricity Price Hedges	Cash Flow Hedge	(1,170)	38,852	21,694
Income Tax on Changes in Fair Value of Financial Instruments Taken to Equity		(1,731)	(9,434)	(2,424)
Gain/(Loss) in fair value		3,515	19,155	5,630

The $0.6 million (31 December 2006: $8.5 million; 30 June 2007: $23.3 million) Change in Fair Value of Financial Instruments recorded in the Income statement is principally due to interest rate derivatives, which have not been designated in a hedge relationship. The interest rate derivatives are revalued applying market interest rates. As a result, the change in fair value interest rate derivatives is a non-cash item that fluctuates over time in accordance with changes in market interest rates.

11 Provisions

Unaudited	Retirement of New Plymouth Power Station $000	Decommissioning/ Restoration $000	Other $000	Group Total $000
Balance at 1 July 2007	-	24,645	4,760	29,405
Provisions Made During the Period	27,458	-	1,833	29,291
Provisions Used During the Period	(1,416)	(39)	(12)	(1,467)
Provisions Reversed During the Period	-	(461)	(63)	(524)
Unwind of Discount Rate	-	1,367	-	1,367
Balance at 31 December 2007	26,042	25,512	6,518	58,072
Current	26,042	952	3,553	30,547
Non-current	-	24,560	2,965	27,525
	26,042	25,512	6,518	58,072

Refer to Note 4 for discussion on the provision for Retirement of New Plymouth power station.

The decommissioning and restoration provisions include estimates of future expenditures for the abandonment and restoration of areas from which natural resources are extracted and of environmental rehabilitation of commercial sites that require remediation of conditions resulting from present operations.

Other provisions cover a range of commercial matters, which are the subject of legal privilege and/or confidentiality arrangements.

Notes to the financial statements continued
for the six months ended 31 December 2007

12 Commitments

	Group Unaudited 6 Months Ended 31 December 2007 $000	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Audited 12 Months Ended 30 June 2007 $000
Capital and Investment Commitments	154,057	150,736	152,436
Operating Lease Commitments	19,444	15,279	20,765
Other Operating Commitments	17,951	21,747	20,049

Other Operating Commitments comprise a portion of long-term maintenance agreements entered into for generation assets. The remainder of commitments under these agreements are included in Capital and Investment Commitments.

Gas commitments

Contact holds contracts with a variety of counterparties relating to the right to uplift and transport gas. The nature of these commitments was disclosed in Contact's Annual Report for the year ended 30 June 2007. The principal changes to these commitments as at 31 December 2007 was the extension of the termination date on one contract as disclosed below:

Swift Energy New Zealand Limited

Contact's contract with Swift Energy New Zealand Limited (Swift), under which Contact has agreed to purchase gas at a daily rate notified by Swift, was extended to 30 June 2008 from 30 September 2007.

13 Material related party transactions

Acquisition of Swift Energy oil and gas assets

In December 2007, Contact's ultimate parent company, Origin Energy Limited, entered into an agreement to purchase certain New Zealand oil and gas assets from Swift Energy New Zealand Limited for approximately $115.0 million. Contact will contribute approximately $54.0 million to the total purchase price for the right to own and develop the Ahuroa field as an underground gas storage facility and purchase the remaining gas and LPG reserves in the Ahuroa reservoir.

The transaction between Origin and Swift is not expected to be completed until the first quarter of 2008 and is conditional on the consent of the Overseas Investment Office and the Ministry of Economic Development. Contact's obligations are conditional on the completion of that transaction. Accordingly, the financial impact of the acquisition has not been recorded in these financial statements for the period ended 31 December 2007.

14 Subsequent events

Declaration of dividend

On 21 February 2008, the Directors declared an interim dividend in respect of the year ending 30 June 2008 of approximately $63.4 million, representing 11.0 cents per share, payable on 26 March 2008. Refer Note 8. The dividend will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 1.9 cents per share, which equates to the non-resident withholding tax payable.

KPMG

Auditors' review report

To the shareholders of Contact Energy Limited

We have completed a review of the financial statements in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. The financial statements provide information about the past financial performance of Contact Energy Limited and its subsidiaries ("the Group") and its financial position as at 31 December 2007.

Directors' responsibilities

The Directors of Contact Energy Limited are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Group as at 31 December 2007 and the results of its operations and cash flows for the six month period ended on that date.

Reviewers' responsibilities

It is our responsibility to express an independent opinion on the interim financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the financial statements do not give a true and fair view of the financial position of the Group as at 31 December 2007, the results of its operations and cash flows for the six month period ended on that date.

Our review was completed on 21 February 2008 and our opinion is expressed as at that date.

KPMG

Wellington

Interim Financial Results
for the six months ended 31 December 2007

22 February 2008

contact

Disclaimer

This presentation may contain projections or forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Overview for the 6 months ended 31 Dec 2007

- **Pleasing financial performance in challenging conditions:**
  - EBITDAF: $281.9m (2% higher than the prior corresponding period)
  - underlying earnings: $116.1m (1% lower than the prior period)

- **Significant progress on strategic initiatives – underpinning long-term growth:**
  - New Zealand Energy Strategy and climate change policy have placed renewable generation at centre stage
  - Contact has progressed a unique set of options which will be leveraged in this environment
    - Geothermal: 500 MW of new geothermal generation in various stages of development.
      - Stage 1: 225 MW Te Mihi project – call in process commenced in December 2007
      - Stage 2: 245 MW Tauhara project - first 20 MW starting construction late 2008
    - Wind: 550 MW located on the Waikato coastline
      - Phased development starting 2011
    - Gas-fired peaking plant: 2 x 100 MW units to be constructed adjacent to Contact's CCGT at Stratford, Taranaki. In operation by Winter 2010
    - Baseload CCGT: Existing consented sites for up to 800 MW which can be developed if renewables cannot be delivered in time
  - Development of gas storage through the Contact/Origin acquisition of Swift Energy's NZ assets. Gas storage will address the loss of thermal flexibility and maximise the value from increasing volatility in the electricity market
    - Storage facility expected to be in operation in 2010

Financial Results

Key financial information $Millions	6 Months Ended 31 Dec 2007	6 Months Ended 31 Dec 2006	Variance $	 %
Operating Revenue	1,116.5	995.1	121.4	12%
Operating Expenses	(834.6)	(719.7)	(114.9)	16%
EBITDAF	**281.9**	**275.4**	**6.5**	**2%**
Depreciation and Amortisation	(74.3)	(69.2)	(5.1)	7%
Equity Accounted Earnings of Associates	1.2	0.8	0.4	50%
Change in Fair Value of Financial Instruments	0.6	8.5	(7.9)	(93%)
Retirement of New Plymouth	(30.5)	-	(30.5)	n/a
Gain on Sale of Mokai Geothermal Land and Rights	21.3	-	21.3	n/a
Earnings Before Net Interest Expense and Income Tax (EBIT)	**200.3**	**215.5**	**(15.2)**	**(7%)**
Net Interest Expense	(35.4)	(32.1)	(3.3)	10%
Income Tax Expense	(47.4)	(60.5)	13.1	(21%)
Profit for the Period	**117.4**	**122.9**	**(5.5)**	**(4.4%)**
Underlying Earnings after tax for the Period	**116.1**	**117.2**	**(1.1)**	**(1%)**
Underlying Earnings Per Share (cents)	20.14	20.33	(0.2)	(1%)
Shareholders' Equity	2,927.7	2,602.0	325.7	12.5%
Effective tax rate	28.7%	33.0%		

Key drivers of results

- **EBITDAF: $281.9m (2% higher than for the same period last year)**
- **Underlying earnings: $116.1m (1% lower than for the same period last year)**
  - Key drivers:
    - Operating revenue (net of electricity purchases) increased by $129.0m (17%)
      - $71.5m due to the addition of Rockgas
      - $43.2m increase in electricity revenue, driven by a 12% increase in retail electricity revenue and an increase in generation volume of 277GWh (5%)
    - Operating expenses (excluding electricity purchases) increased by $122.5m (25%)
      - $65.0m due to the addition of Rockgas
      - $44.7m due to increased gas costs (including transmission)
    - Depreciation increased by $5.1m (7%) increase in due to the inclusion of Rockgas, the depreciation associated with geothermal capital expenditure, and the effects of the revaluation
    - Net interest expense increased by $3.3m (10%) in due to an 11% increase in average net debt
    - A lower effective tax rate of 28.7% as a result of the non-taxable gain on sale of Mokai assets

Reconciliation of Reported Profit to Underlying Earnings

- **Reported profit includes two significant one off items:**
  - the costs associated with the retirement of New Plymouth power station
  - the gain on the sale of the Mokai geothermal land and rights
- **The New Plymouth pre tax retirement cost of $30.5m is provision for future costs (staff termination, asbestos removal, other site related costs). Approximately $1.5m of these costs had been incurred as at 31 December 2007**

	***6 Months Ended* 31 December 2007 $Millions**
Reported profit	**117.4**
Change in FV of Financial Instruments (after tax)	(0.4)
Retirement of New Plymouth Power Station (after tax)	20.4
Gain on sale of Mokai Geothermal Land and Rights (after tax)	(21.3)
Underlying Earnings After Tax	**116.1**

Dividends


Dividends
Cents per Share
30
25
20
15
10
5
0
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05*
2005/06
2006/07
2007/8
Interim (cents)
Special and Final
* 2005 was a nine month period and has been annualised

- The Board has resolved to increase the interim dividend for the 2008 financial year by 10 % to 11 cents per share, fully imputed
- The increase reflects the continued confidence the Board has in the company's performance, its outlook and progress on strategic initiatives

082-34934

Electricity Revenue

- **Total electricity revenue (net of electricity purchases) increased by $43.2m (or 6.3%)**
- **Wholesale revenue was flat at $306.4m**
  - Generation volumes increased by 5%
  - Wholesale prices decreased by 6%
- **Retail revenue (net of electricity purchase costs) increased by 12%**
  - Retail sales volumes increased by 3%
  - Retail sales prices increased by 3%
- **Electricity customer numbers as at 31 December 2007 were 514,000 compared with 511,000 as at 31 December 2006**



Hedged and Unhedged Electricity Revenue
88.9% hedged
86.7% hedged
GWh (bars)
Unhedged Revenue ($M, line)
100%
80%
60%
40%
20%
0%
100
80
60
40
20
0
Dec 06
Dec 07
Half Year Ended:
Retail Purchases
CFD
Net unhedged
Net unhedged Rev



Total Electricity Revenue (net of electricity purchase costs)
$ million
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
$679.4m
$722.6m
306.5
306.4
31-Dec-06
31-Dec-07
Half Year Ended
Retail Electricity (net of electricity purchase costs)
Wholesale Electricity Revenue

Wholesale Electricity Prices



3,500
3,000
2,500
2,000
1,500
1,000
500
Storage (GWh)
$350
$300
$250
$200
$150
$100
$50
$0
Price ($/MWh)
1-Jan-06
1-Feb-06
1-Mar-06
1-Apr-06
1-May-06
1-Jun-06
1-Jul-06
1-Aug-06
1-Sep-06
1-Oct-06
1-Nov-06
1-Dec-06
1-Jan-07
1-Feb-07
1-Mar-07
1-Apr-07
1-May-07
1-Jun-07
1-Jul-07
1-Aug-07
1-Sep-07
1-Oct-07
1-Nov-07
1-Dec-07
National Storage
National Mean Storage
HAY2201

- **The early part of the period was characterised by high inflows and relatively low prices resulting in a 6% reduction in wholesale prices compared with the six month period ended 31 December 2006**
- **Towards the end of the six month period conditions were drier and average prices increased accordingly**

Generation volumes


Generation by Type
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
GWhs
2,693
997
907
2,821
1,085
958
31-Dec-06
31-Dec-07
Half Year Ended
Contact hydro generation (GWh)
Contact geothermal generation (GWh)
Contact thermal generation (GWh)


Ohaaki Generation
Max output 63 MW
Max output 40 MW
GWh per month
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08

- **Total generation volumes increased by 5% in the six month period ended 31 December 2007**
- **Geothermal volume increased by 9%, as the benefits of the drilling programme begin to be realised at Ohaaki in particular, and Contact makes use of the additional steam production permitted under the Wairakei resource consents renewed in May 2007**
- **Thermal and hydro volumes increased 5% and 3% respectively**

Gas use in generation

Volume and average cost of gas for generation



25.0
20.0
15.0
10.0
5.0
0.0
PJ
$100.9m
$127.2m
4.78
5.75
21.1
22.1
7
6
5
4
3
2
1
0
$/GJ
31-Dec-06
31-Dec-07
Half Year Ended
Gas purchased for generation (PJ)
Average cost per GJ for generation (including transmission)

- **Contact's average gas cost for generation (including transmission) increased by 20% compared with the corresponding period last year**

Wholesale and Retail gas



Wholesale and Retail Gas
60.0
50.0
40.0
30.0
20.0
10.0
0.0
$million
53.2
17.8
36.7
47.1
6.6
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
PJ
31-Dec-06
31-Dec-07
Half Year Ended
Wholesale Gas Revenue
Retail Gas Revenue
Retail volume
Wholesale Volume

- **Wholesale gas revenue was 106% higher than in the six months to 31 December 2006 due to:**
  - additional short term sales in the period; and
  - the commencement in October 2007 of a three year contract with a large wholesale customer
- **Retail gas revenue was 12% lower than in the six months to 31 December 2006; however the average sales price increased by 8%**
- **The average gas transmission costs for retail also increased in the period by 10%**

Operating Expenses (excluding retail electricity purchases)



Operating Expenses
$million
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
$487.2m
$609.8m
97.0
236.5
65.0
101.0
245.2
31-Dec-06
31-Dec-07
Half Year Ended
LPG purchases and other Rockgas
Other Contact expenses (excl Rockgas)
Gas purchases and transmission
Electricity transmission and distribution

- Total operating expenses increased by $122.5m (25%)
- Of this increase, $65m (53%) is due to the addition of Rockgas
- Gas purchases and transmission at $198.5m (29%) higher than for the six months ended 31 December 2006, due to a 14% increase in volume and 20% increase in gas purchase costs
- Other operating expenses (excluding Rockgas) are $4m (4%) higher due mainly to increases in labour costs

Capital and investment expenditure, depreciation and interest expense

- Contact incurred $92.2m in capital expenditure during the six months ended 31 December 2007, an increase of $29.6m (47%) over the prior period. Growth capex increased by $27.5m to $59.4m with most of this spent in generation (predominantly geothermal drilling and development) and a small amount in Rockgas (approx. $6m)
- It is currently expected that total capital and investment expenditure for the 2008 financial year will be approximately $300m (including Contact's contribution to the acquisition of Swift NZ)

- As a result of a change in the expected timing of some of the capital expenditure in 2007/8 and changes in the expected depreciation resulting from the revaluation process, it is now expected that the full year depreciation will be 7% higher than last year's outturn rather than 12% which was indicated at 2006/7 final result
- Net interest expense for the period was 10% or $3.3m above the amount incurred in the six months to 31 December 2006, primarily due to an increase in average net debt of about 11%



Capital and Investment Expenditure
Cost $NZMillions
600
500
400
300
200
100
0
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
Stay in Business
Retail and Generation Business Development

Gas outlook

- Short term sales in this period have assisted with management of residual take or pay obligations in this financial year
- Average gas costs will continue to rise in the second half of the financial year
- The recent acquisition of the rights to develop storage will assist in the management of the transition to increasingly inflexible gas



Gas sources (%) and average cost
Percent of Gas Supplied
100%
80%
60%
40%
20%
0%
Average Gas Cost Incl Tx ($/GJ)
10.0
8.0
6.0
4.0
2.0
0.0
2006/07
2007/08
2008/09
2009/10
2010/11
Maui 367
Maui ROFR
Pohokura
Others

Short-term outlook

- The next few months of EnergyHedge reflect current electricity market conditions (dry, hot weather, transmission and generation capacity constraints) which have driven up prices for Q1 and Q2 of 2008
- With market conditions currently favouring the company's geographic and fuel diversity, Contact is on track to deliver a full year EBITDAF approximately 4% higher than FY2007

Energy Hedge Closing Price - 21 February 2008 ($/MWh)


$/MWh
140
120
100
80
60
40
20
0
2008-M03
2008-Q02
2008-Q03
2008-Q04
2009-Q01
2009-Q02
2009-Q03
2009-Q04
2010-Q01
2010-Q02
2010-Q03
2010-Q04
2011-Q01
Date
Closing Price ($/MWh)

Update on key developments

contact

Energy policy developments

- **During the half year, legislation was introduced to give effect to the Government's climate change and energy policies**
- **There are two major planks of Government policy:**
  - NZ Energy Strategy – 90% renewable energy by 2025
  - Economy-wide Emissions Trading Scheme that sets a market price for carbon
- **The Government is proposing a 10-year moratorium on new base load thermal stations to facilitate achieving 90% renewable target**
- **Emissions Trading Scheme is in line with Contact's advocacy:**
  - 1 January 2010 start for stationary energy
  - Sets market price with international linkage
  - No grandfathering for existing thermals
- **The policy environment provides an opportunity to leverage renewable options combined with flexible thermal projects**
- **To realise the policy goals, wholesale prices are expected to rise to the long run marginal cost of wind ($85- $100/MWh) continuing the upward pressure on retail prices**

Contact has a diversified development portfolio

- **Contact has a range of renewable options, diversified both by fuel type and geography**
  - comparatively low-cost baseload geothermal
  - major wind site in preferred North Island location
- **Contact also has options for gas-fired peaking plant to support intermittent renewable generation (both our own and other market participants)**
- **Contact has consented sites for base load thermal and these remain on hold should the country require them at some point in the future**
- **Acquisition of gas storage capability supports the anticipated increased price volatility by allowing more flexible dispatch of CCGT's in addition to supply for peaking plant**
- **The development of fuel importation option provides an ultimate backstop for gas supply should domestic sources fail to be identified for development towards the end of the next decade**

Progress on geothermal development



Te Mihi

- Construction contract negotiations are currently underway
- Resource consent application filed in mid 2007 and "call in" activated by government which replaces local process with a single step board of enquiry process

Tauhara

- Current focus is on drilling appraisal wells and preparation for resource consent application
- Progress is being made on securing necessary additional land rights
- Resource consent to be lodged in 2008
- Plan is to commence generation in mid 2012 (subject to consents and transmission upgrades)
- Contact is proceeding with the first phase of the Tauhara field with the development of a binary plant using an existing consent which enables Contact to generate 20 MW from the Tauhara area


Production History & Projection
GWh
5000
4000
3000
2000
1000
0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
Existing
Steam Winning
Te Mihi Net
Tauhara at 200 MW

Progress on Contact's wind and hydro options

Wind

- **550 MW Hauāuru ma raki wind (north-west wind) project in Waikato was announced in October last year:**
  - consents expected to be lodged in calendar 2008
  - construction will be phased between 2011 and 2014
- **Further wind options being developed**



Hydro

- **Contact is developing an 16.4 MW (net), hydro facility at the existing Hawea control gates which utilises consented Hawea River flows**
  - consents were secured during the period
  - envisaging commissioning to be 2011





Stratford Peaker

- The New Zealand electricity system will increasingly need flexible plant to support renewables
- Contact announced plans for the construction of peaking capacity (up to 300 MW) at the time it announced its Waikato Wind project
- Work is proceeding on the key contracts with a view to procuring the first stage of the peaking plant (two 100MW units). This would result in the first 200MW being commissioned before winter 2010
- The peaking capacity is expected to be a permitted exception to the Government's proposed thermal moratorium. A key criteria for exemption under the proposed Bill is that thermal plant is "non baseload". Contact is confident that peaking capacity will meet this test
- The acquisition of storage will enhance the value of the peaking plant investment as it enables Contact to access gas at relatively short notice

TCC power station

Proposed location of new peaker station



Development of gas storage

- **On 20 December 2007 Contact and Origin announced that they had combined to acquire the New Zealand assets of Swift Energy**
- **Contact will contribute approximately NZ$54m to the purchase price which will give Contact rights to develop gas storage (part of the consideration relates to the acquisition of existing gas and LPG in the Ahuroa gas field)**
- **The parties are currently working towards completion of the acquisition from Swift in the first quarter of 2008**
- **Following completion Contact will proceed to develop the gas storage including:**
  - Securing necessary approvals (RMA, Ministry of Economic Development etc)
  - Planning the design of the facilities and tendering for pipelines, compressors etc
  - Putting in place the arrangements with Origin for the ongoing operations once storage is operational
- **The storage facility is expected to be operational in 2010**

Conclusion

- **Contact has made significant progress in the execution of its strategy during the first six months of the 2008 financial year**
- **Several key objectives have been met which position Contact very well for the medium term**
  - The call in of the Te Mihi project provides confidence that Contact will be able to execute its excellent geothermal options in a timely manner
  - The work on the appraisal of Tauhara has confirmed the quality of the resource and the company is well advanced in preparing resource consents
  - Contact has secured several good wind options, which can be executed if market conditions are suitable. Recent policy announcements increase confidence that energy prices will trend toward a wind-based LRMC
  - The opportunity to develop gas storage will address a key business issue through providing a means of managing inflexible fuel while also enhancing the value of Contact's gas peaking plant investment

contact

082-34934

origin energy

ASX Release

25 February 2008

Origin warns shareholders of unsolicited share offer

Origin has become aware that an unsolicited offer is being made to Origin shareholders to purchase their shares for a price which is substantially below the current market price.

Origin does not endorse any unsolicited offers and advises its shareholders to carefully check any offers they may receive.

Shareholders are advised to contact their broker or financial advisor for advice if they are uncertain as to what to do. Shareholders can contact the Australian Securities Exchange's Customer Service Centre on 131 279 for information on how to contact a broker.

For further information contact:

Bill Hundy
Company Secretary
Ph: 02 8345 5467

For Investors:

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	21 February 2008
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 February 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,610,758	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,444,760 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 21 February 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

origin energy

ASX Release

21 February 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 20 February, the 12-1/4 inch section of the Kupe South 6 (KS-6) well had reached a depth of 2,862m MDRT (measured depth from rotary table). The planned total depth for the section is 2,935m MDRT. Upon completion, the 9-5/8 inch casing will be run and cemented.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m	2,862m	
KS-7	566m	2,000m	3,116m	
KS-8	568m	2,184m	3,429m	

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	21 February 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

END